As filed with the Securities and Exchange Commission on October 26, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934**

For the fiscal year ended June 30, 2012
Commission file number 0-28800

DRDGOLD LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)

50 CONSTANTIA BOULEVARD, CONSTANTIA KLOOF EXT 28, ROODEPOORT, 1709, SOUTH AFRICA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class:	**Name of each exchange on which registered:**
Ordinary shares (traded in the form of American Depositary Shares, each American Depositary Share representing ten underlying ordinary shares.)	The New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of June 30, 2012 the Registrant had outstanding 385,383,767 ordinary shares, of no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232-405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing**.** U.S. GAAP ☐ International Financial Reporting Standards as issued by the IASB ☒ Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Contact details: Mr. T.J. Gwebu – Executive Officer: Legal, Compliance and Company Secretary
DRDGOLD Limited, Quadrum Office Park, First Floor, Building 1, 50 Constantia Boulevard, Constantia Kloof Ext. 28, Roodepoort, 1709, South Africa; Telephone: +27 11 470 2600

TABLE OF CONTENTS

TABLE OF CONTENTS

PART II

PART III

Preparation of Financial Information

We are a South African company and currently all of our operations, as measured in production ounces, are located there. Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as approved by the International Accounting Standards Board (IASB) for the financial years ended June 30, 2010, 2011 and 2012. All references to "dollars" or "$" herein are to United States Dollars, references to "rand" or "R" are to South African Rands.

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. All financial information, except as otherwise noted, are stated in accordance with IFRS as issued by the IASB.

We present our financial information in rand, which is our presentation currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R8.30 per $1.00, which was the noon buying rate in New York City on September 30, 2012.

In this Annual Report on Form 20-F, we present certain non-IFRS financial measures such as the financial items "cash costs per kilogram" and "total costs per kilogram" which have been determined using industry guidelines promulgated by the Gold Institute and "capital expenditure (cash)", which we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, operating costs, profit/(loss) attributable to equity owners of the parent, profit/(loss) before taxation and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per kilogram, total costs and total costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See "Glossary of Terms and Explanations" and Item 5A.: "Operating Results - Cash costs and total costs per kilogram- Reconciliation of cash costs per kilogram, total costs, total costs per kilogram and capital expenditure (cash)."

DRDGOLD Limited

When used in this Annual Report, the term the "Company" refers to DRDGOLD Limited and the terms "we," "our," "us" or "the Group" refer to the Company and its subsidiaries, associates and joint ventures, as appropriate in the context.

Special Note Regarding Forward-Looking Statements

This Annual Report contains certain "forward-looking" statements within the meaning of Section 21E of the Exchange Act, regarding future events or other future financial performance and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. Some of these forward-looking statements include phrases such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "should," or "will continue," or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

- estimates regarding future production and throughput capacity;
- our anticipated commitments;
- our ability to fund our operations in the next 12 months; and
- estimated production costs, cash costs per ounce and total costs per ounce.

Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

- adverse changes or uncertainties in general economic conditions in the markets we serve;
- regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals;
- changes in our competitive position;
- changes in business strategy;
- any major disruption in production at our key facilities; or
- adverse changes in foreign exchange rates and various other factors.

For a discussion of such risks, see Item 3D.: "Risk Factors." The risk factors described in Item 3D. could affect our future results, causing these results to differ materially from these expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause our results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Imperial units of measure and metric equivalents

Units stated in this Annual Report are measured in Imperial and Metric.

Metric	**Imperial**	**Imperial**	**Metric**
1 metric tonne	1.10229 short tons	1 short ton	0.9072 metric tonnes
1 kilogram	2.20458 pounds	1 pound	0.4536 kilograms
1 gram	0.03215 troy ounces	1 troy ounce	31.10353 grams
1 kilometer	0.62150 miles	1 mile	1.609 kilometres
1 meter	3.28084 feet	1 foot	0.3048 metres
1 liter	0.26420 gallons	1 gallon	3.785 liters
1 hectare	2.47097 acres	1 acre	0.4047 hectares
1 centimeter	0.39370 inches	1 inch	2.54 centimetres
1 gram/tonne	0.0292 ounces/ton	1 ounce/ton	34.28 grams/tonnes
0 degree Celsius	32 degrees Fahrenheit	0 degrees Fahrenheit	- 18 degrees Celsius

Glossary of Terms and Explanations

Assaying	The chemical testing process of rock samples to determine mineral content.
$/oz	US dollar per ounce
Care and maintenance	Cease active mining activity at a shaft, but continue to incur costs to ensure that the Ore Reserves are open, serviceable and legally compliant.
Cash costs per kilogram	Cash costs are operating costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash costs per kilogram are calculated by dividing cash costs by kilograms of gold produced. Cash costs per kilogram have been calculated on a consistent basis for all periods presented. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Caving	A type of mining in which the ore is blasted and drawn in a manner causing the overhead rock to cave in.
Conglomerate	A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
Cut-and-fill	A mining method in which a slice of rock is removed after blasting and replaced with a slice of fill material to provide workers with a platform to mine the next slice of rock.
Cut-off grade	The minimum in-situ grade of ore blocks for which the cash costs per ounce, excluding overhead costs, are equal to a projected gold price per ounce.
Depletion	The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Deposition	Deposition is the geological process by which material is added to a landform or land mass. Fluids such as wind and water, as well as sediment flowing via gravity, transport previously eroded sediment, which, at the loss of enough kinetic energy in the fluid, is deposited, building up layers of sediment. Deposition occurs when the forces responsible for sediment transportation are no longer sufficient to overcome the forces of particle weight and friction, creating a resistance to motion.
Dilution	Broken rock entering the ore flow at zero or minimal grade and therefore diluting the gold content per ton.
Diorite	An igneous rock formed by the solidification of molten material.
Doré	Unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.
Electrowinning	The process of recovering metal from ore by means of electro-chemical processes.
Grade	The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per ton of ore.
g/t	Grams per ton.
Horizon	A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
Igneous rock	Rock which is magmatic in origin.
Intrusive	Rock which while molten, penetrated into or between other rocks, but solidified before reaching the surface.
Life of mine	Projected life of a mining operation based on the Proven and Probable Ore Reserves.
Metallurgical plant	A processing plant (mill) erected to treat ore and extract the contained gold.
Mine call factor	This is the gold content recovered expressed as a percentage of the gold content called.

Mill	Material passed through the metallurgical plant for processing.
Mt	Million tons.
Opening up	The potential that previously abandoned shafts and mining or developed areas, have to be reopened and mined.
Ore	A mixture of valuable and worthless minerals from which the extraction of at least one mineral is technically and economically viable.
Ore Reserves	Attributable total ore reserves of subsidiaries.
Pay-limit	The minimum in-situ grade of ore blocks for which cash costs, including all overhead costs, are equal to a projected gold price per ounce.
Payshoot	Is a zone in which the average value of the ore is well in excess of that of the surrounding area, and which has a more or less consistent direction or trend, or orientation.
Proven Ore Reserves	Reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of Ore Reserves are well-established.
Probable Ore Reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Ore Reserves, is high enough to assume continuity between points of observation.
oz/t	Ounces per ton.
Reef	A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining	The final purification process of a metal or mineral.
Rehabilitation	The process of restoring mined land to a condition approximating its original state.
Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Sedimentary	Formed by the deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Shaft	An opening cut downwards for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials, ore and waste. A shaft generally has more than one compartment.
Slimes	The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Sloughing	The localized failure of part of the slimes dam wall caused by a build up of water within the dam.
Stope	Underground production working area on the Ore Horizon.
Stoping	Is the removal of the wanted ore from an underground mine leaving behind an open space known as a stope. Stoping is used when the country rock is sufficiently strong not to cave into the stope, although in most cases artificial support is also provided.
Sub-level stoping	A method of mining in which the ore is blasted, on multiple levels in one stope, and drawn off as it is blasted, leaving an open stope.
t'000	Tons in thousands.
Tailings	Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings dam	A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Tonnage/Tonne	Quantities where the metric tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Total costs per kilogram	Total costs per kilogram represent the full amount of costs incurred and represents the difference between revenues from gold bullion and profits or losses before taxation. Total costs per kilogram are calculated by dividing total costs by kilograms of gold produced. Total costs per kilogram have been calculated on a consistent basis for all periods presented. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Tpm	Tonne per month.
Waste rock	Non-auriferous rock.
Yield	The amount of recovered gold from production generally expressed in ounces or grams per tonne of ore.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

       Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

       Not applicable.

ITEM 3. KEY INFORMATION

3A. SELECTED FINANCIAL DATA

       The following selected consolidated financial data as at June 30, 2012, 2011 and 2010 and for the years ended June 30, 2012, 2011 and 2010 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by KPMG Inc. as at June 30, 2012, 2011 and 2010 and for the years ended June 30, 2012, 2011 and 2010. Prior to fiscal year ended June 30, 2008, our annual financial statements (translated into dollars) were prepared and filed with the SEC in accordance with U.S. GAAP. On December 21, 2007, the SEC, adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file with the SEC financial statements in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. As per these new rules, we changed our basis of presentation to IFRS as issued by the IASB. The selected consolidated financial data as at June 30, 2009 and 2008, for the year ended June 30, 2009 and 2008 is derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data set forth below should be read in conjunction with Item 5.: "Operating and Financial Review and Prospects" and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)

	Year ended June 30,					
	2012[1][3]	2012[3]	2011[3]	2010[3]	2009[3]	2008[2][3]
	$'000	R'000	R'000	R'000	R'000	R'000
Profit or loss Data						
Revenue	361,960	3,004,264	2,565,319	1,990,522	1,910,738	1,933,147
Results from operating activities	45,755	379,765	(413,971)	35,485	(82,008)	(15,175)
Results from operating activities from continuing operations	30,386	252,204	112,634	61,270	(218,195)	(32,980)
Profit/(loss) for the year attributable to equity owners of the parent	37,190	308,675	(287,915)	207,815	129,124	996,041
Profit for the year attributable to equity owners of the parent from continuing operations	26,181	217,301	67,070	186,553	58,222	73,719
Per Share Data						
Basic earnings/(loss) per share (cents)	10	80	(75)	55	34	265
Basic earnings per share - continuing operations (cents)	7	57	17	49	15	20
Diluted earnings/(loss) per share (cents)	10	80	(75)	55	34	265
Diluted earnings per share - continuing operations (cents)	7	56	17	49	15	20
Dividends proposed per share (ZAR cents)		10.0	7.5	5.0	5.0	10.0
Dividends proposed per ADS (USD cents)		12.1	9.5	7.3	6.7	10.6
Average exchange rate (USD1:ZAR)		7.7523	6.9865	7.6117	9.0484	7. 3123
Number of shares issued as at June 30	385,383,767	385,383,767	384,884,379	384,884,379	378,001,303	376,571,588
Statement of financial position data						
Total assets	300,276	2,492,289	2,288,661	2,580,292	2,625,772	2,262,495
Equity (Net assets)	196,858	1,633,921	1,219,166	1,649,961	1,583,979	1,305,461
Ordinary share capital	492,665	4,089,117[4]	4,132,604	4,133,318	4,104,480	4,098,206

	Month					
	2012	2012	2012	2012	2012	2012
	September	August	July	June	May	April
Exchange Rate Data						
Average (USD1:ZAR)	8.2715	8.2465	8.2299	8.3840	8.1087	7.8074
High (USD1:ZAR)	8.4359	8.4333	8.4720	8.5604	8.4098	7.9841
Low (USD1:ZAR)	8.1654	8.0755	8.1019	8.1955	7.7253	7.6208

---

[1] Translations into Dollars in this table are for convenience only and are computed at the noon buying rate in New York City at September 30, 2012 of R8.30 per $1.00. You should not view such translations as a representation that such amounts represent actual Dollar amounts.
[2] Comparatives have been restated for the reclassification of the Australasian operations as discontinued operations. The discontinued operations relate to the Porgera Joint Venture (disposed on August 17, 2007), Emperor (disposed on October 22, 2007) and Netgold (disposed on March 13, 2008).
[3] Comparatives have been restated for the reclassification of Blyvooruitzicht Gold Mining Company Limited (Blyvoor) as a discontinued operation (disposed June 1, 2012).
[4] Ordinary share capital is stated after the deduction of R44.8 million treasury shares held within the group.

3B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D. RISK FACTORS

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and operating results.

Some of the most relevant risks are summarized below and have been organized into the following categories:

- Risks related to our business and operations;
- Risks related to the gold mining industry;
- Risks related to doing business in South Africa; and
- Risks related to ownership in our ordinary shares or American Depositary Shares, or ADSs.

Risks related to our business and operations

Changes in the market price for gold, which in the past has fluctuated widely, and exchange rate fluctuations affect the profitability of our operations and the cash flows generated by those operations.

As the majority of our production costs are in rands, while gold is generally sold in dollars, our financial condition has been and could be materially harmed in the future by an appreciation in the value of the rand. Due to the marginal nature of our operations any sustained decline in the market price of gold, below the cost of production, could result in the closure of our operations which would result in significant costs and expenditure, for example, incurring retrenchment costs earlier than expected, that would negatively and adversely affect our business, operating results and financial condition.

We do not enter into forward contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements of the rand. We sell our gold and trade our foreign currency at the spot price in the market on the date of trade. If the dollar gold price should fall and the regional functional currencies should strengthen against the dollar, resulting in revenue below our cost of production and remain at such levels for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our operations. In addition, we might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation.

Exchange rates are influenced by global economic trends which are beyond our control. In fiscal 2012, the rand weakened against the dollar by 21.1%, however in fiscal 2011 and fiscal 2010, the rand strengthened against the dollar by 10.8% and 2.9% respectively (based on exchange rates at June 30 of each year). From December 2001, when it reached R13.44 = $1.00, the rand has appreciated by 38.5% against the dollar to R8.27= $1.00 at June 30, 2012 (based on closing rates). At September 30, 2012 the rand traded at R8.30 = $1.00, a 0.4% weakening relative to the Dollar from June 30, 2012.

A decrease in the dollar gold price and a strengthening of the foreign exchange rate of the rand could result in a decrease in our profitability. In fiscal 2012, 2011 and 2010 all of our production was from our South African operations providing significant exposure to the strengthening of the rand and a decrease in profitability. If the rand were to continue to appreciate against the dollar, our operations could experience a reduction in cash flow and profitability and this would adversely affect our business, operating results and financial condition.

Inflation may have a material adverse effect on our results of operations.

South Africa has experienced high rates of inflation in the past. Because we are unable to control the market price at which we sell the gold we produce, it is possible that significantly higher future inflation in South Africa may result in an increase in our future operational costs in rand, without a concurrent devaluation of the rand against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon our results of operations and our financial condition. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized.

We have incurred losses in the past and may incur losses in the future.

We achieved a net profit of R377.0 million for fiscal 2012, incurred a net loss of R415.4 million for fiscal 2011, and achieved a net profit of R203.4 million for fiscal 2010. The profit in fiscal 2012 was largely due to a 36% increase in the average rand gold price received amounting to R418,538 per kilogram. The loss in fiscal 2011 was mainly as a result of an impairment of R546.6 million ($80.0 million) against the property, plant and equipment of Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, due to the uncertainties surrounding the business rescue proceedings Blyvoor underwent at the end of fiscal 2011.

Our profits and cash flows of our operations are directly exposed to the gold price, strength of the rand and higher input costs as we do not hedge.

We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.

Management's estimates on future cash flows are subject to risks and uncertainties, such as the gold price, production volumes, recovered grades and costs. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from alternative financing and we cannot guarantee that any such financing would be on acceptable terms, or would be permitted under the terms of our existing financing arrangements, or would be available at any terms. In the absence of sufficient cash flows or adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or increased working capital requirements may be adversely affected.

The failure to discover or acquire new Ore Reserves could negatively affect our cash flow, results of operations and financial condition.

Our future cash flow, results of operations and financial condition are directly related to the success of our exploration and acquisition efforts in the regions in which we operate and any new regions that we identify for future growth opportunities. Our Ore Reserves (metric) for fiscal 2012 decreased by 75%, mainly due to the disposal of Blyvoor which represented 73% of our Ore Reserves on June 30, 2011. Our Ore Reserves for fiscal 2011 increased by 5% due to the higher rand gold price used in the Ore Reserve calculation. Our Ore Reserves for fiscal 2010 increased by 15% as a result of the higher rand gold price used in the Ore Reserve calculation together with the expected increase in Crown's deposition capacity as a consequence of the construction of the Crown/Ergo pipeline linking Crown Gold Recoveries Proprietary Limited, or Crown, to the Brakpan deposition site. We are currently also conducting exploration activities in Zimbabwe. We can make no assurances that any new or ongoing exploration programs will result in new mineral producing operations that will sustain or increase our Ore Reserves. A failure to discover or acquire new Ore Reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results of operations and financial condition. In addition, our ability to identify Ore Reserves that have reasonable prospects for economic extraction while maintaining sufficient controls on production and other costs, will have a material influence on the future viability of our operations.

We may need to improve our internal controls over financial reporting and our independent auditors may not be able to attest to their effectiveness because of inherent limitations.

We have evaluated our internal controls over financial reporting for the current fiscal period so that management can attest to the effectiveness of these controls, as required by Section 404 of the United States Sarbanes-Oxley Act of 2002. Management has determined that these controls were effective for the 2012, 2011 and 2010 fiscal years respectively and did not identify any material weaknesses within our internal controls surrounding the financial reporting process. These internal controls over financial reporting may not be sufficient to prevent significant deficiencies or material weaknesses in the future, and we may also identify other conditions that could result in significant deficiencies or material weaknesses. In this event, we could experience a negative reaction in the financial markets and incur additional costs in improving the condition of our internal controls. For a detailed discussion of controls and procedures, see Item 15.: "Controls and Procedures."

Single point of failure due to one operating segment

With the disposal of Blyvoor on June 1, 2012, we only have one operating segment remaining. The various processing plants, pump stations and deposition site is linked to each other with a pipeline infrastructure after completion of the Crown/Ergo pipeline project. The Brakpan plant is now our major processing plant and we have only one deposition site. The pipeline infrastructure relating to the Brakpan plant and Brakpan tailings facility are exposed to numerous risks, including operational down time due to unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production which could have a material adverse effect on our business, operating results and financial condition.

Increased production costs could have an adverse effect on our results of operations.

Our historical production costs have increased significantly and we may not be able to accurately predict and adequately provide for further increases in our production costs. Production costs are affected by, among other things:

- labor stability, lack of productivity and increases in labor costs;
- increases in electricity and water prices;
- increases in crude oil and steel prices;
- unforeseen changes in ore grades and recoveries;
- unexpected changes in the quality or quantity of reserves;
- technical production issues;
- environmental and industrial accidents;
- gold theft;
- environmental factors; and
- pollution.

The majority of our production costs consist of reagents, labor, steel, electricity, water, fuels, lubricants and other oil and petroleum based products. The production costs incurred at our operations have, and could in the future, increase at rates in excess of our annual expected inflation rate and result in the restructuring of these operations at substantial cost. The majority of our South African labor force is unionized and their wage increase demands are usually above the then prevailing rates of inflation. Crown, ERPM and Ergo signed a two year wage settlement agreement with the NUM and UASA on November 7, 2011, which provides for annual compensation increases of 8.5% for Categories 4 – 8 employees and 7.5% for Categories 9 – 15 employees. The average increase was therefore 8%. In addition, in the past, we have been impacted by large price increases imposed by our South African steel suppliers and parastatal entities which supply us with electricity and water. These, combined with the increases in labor costs, could result in our costs of production increasing above the gold price received. Discussions with steel suppliers and parastatal entities to moderate price increases have been unsuccessful in the past.

Labor unrest in South Africa during August and September 2012, resulted in some mining companies agreeing to above inflation wage increases prior to expiry of the then outstanding wage agreements. As at September 30, 2012, no such demands have been made by our employees but we cannot guarantee that no such demands will be made in the future.

The costs of fuels, lubricants and other oil and petroleum based products have increased in fiscal 2012 as a result of the general increase in the cost of crude oil in global markets. During fiscal 2011, the average brent crude oil price was approximately $97 per barrel and in fiscal 2012, the average brent crude oil price was approximately $112 per barrel. In the event that crude oil prices continue increasing, this could have a significant impact on our production costs.

Our initiatives to reduce costs, such as reducing our labor force, negotiating lower price increases for consumables and stringent cost controls such as comparing whether actual costs stay within budget parameters, may not be sufficient to offset the increases imposed on our operations and could negatively affect our business, operating results and financial condition.

Our operations are subject to extensive environmental regulations which could impose significant costs and liabilities.

Our operations are subject to increasingly extensive laws and regulations governing the protection of the environment, under various state, provincial and local laws, which regulate air and water quality, hazardous waste management and environmental rehabilitation and reclamation. Our mining and related activities impact the environment, including land, habitat, streams and environment near the mining sites. Delays in obtaining, or failures to obtain government permits and approvals may adversely impact our operations. In addition, the regulatory environment in which we operate could change in ways that could substantially increase costs to achieve compliance, therefore having a material adverse effect on our profitability.

We have incurred, and expect to incur in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate Group Rehabilitation, Reclamation and Closure cost provision at R504.3 million ($60.9 million) included on our statement of financial position as at June 30, 2012. However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to influences beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. We have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds or funds held in insurance instruments established for our operations. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to litigation and potentially significant liabilities.

Flooding at our operations may cause us to incur liabilities for environmental damage.

If the rate of rise of water is not controlled, water from old abandoned underground mining areas could potentially rise to the surface or decant into surrounding underground mining areas or natural underground water sources. Progressive flooding of these old abandoned underground mining areas and surrounding underground mining areas could eventually cause the discharge of polluted water to the surface and to local water sources.

Estimates of the probable rate of rise of water in those old abandoned mines are contradictory and lack scientific support, however, should underground water levels not reach a natural subterranean equilibrium, and in the event that underground water rises to the surface, we may face, together with all other mining companies in those areas, claims relating to environmental damage as a result of pollution of ground water, streams and wetlands. These claims may have a material adverse effect on our business, operating results and financial condition.

Damage to tailings dams and excessive maintenance and rehabilitation costs exposes us to greater risk of financial loss due to lower production and health, safety and environmental liabilities.

Our tailings facilities are exposed to numerous risks and events, the occurrence of which may result in the failure or breach of such a facility. These may include sabotage, failure by our employees to adhere to the codes of practice and natural disasters such as excessive rainfall and seismicity. We could be forced to stop or limit operations, the dams could overflow and the health and safety of our employees and communities living around these dams could be jeopardized. In the event that this occurs our operations will be adversely affected and this in turn could have a material adverse effect on our business, operating results and financial condition.

Due to the nature of our business, our operations face extensive health and safety risks.

Regrettably one person died in a work-related incident during fiscal 2012. The employee died after he lit a fire in a closed shelter while on duty. We also had one fatal work-related incident in fiscal 2011 – the employee succumbed to suspected heat stroke during a reconnaissance exercise at Blyvoor's No. 5 shaft and died in hospital the next day. According to section 54 of the Mine, Health and Safety Act of 1996, if an inspector believes that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, the inspector may give any instruction necessary to protect the health or safety of persons at the mine. These instructions could include the suspension of operations at the whole or part of the mine. These incidents could lead to mine operations being halted and that will increase our unit production costs, due to loss of production. This could have a material adverse effect on our business, operating results and financial condition.

Events may occur for which we are not insured which could affect our cash flows and profitability.

Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. We have insured property, including loss of profits due to business interruption in the amount of about R5.2 billion. Claims for each and every event are limited by the insurers to R500 million. Business interruption is only covered from the time the loss actually occurs and is subject to time and amount deductibles that vary between categories.

Insurance coverage may not cover the extent of claims brought against us, including claims for environmental, industrial or pollution related accidents, for which coverage is not available. If we are required to meet the costs of claims which exceed our insurance coverage, our costs may increase which could have a material adverse effect on our business, operating results and financial condition.

If we are unable to attract and retain key personnel our business may be harmed.

The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including our Chief Executive Officer and our Chief Financial Officer. In addition, we compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to operate the business. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain "key man" life insurance policies on any members of our executive team. The loss of any of our key personnel could delay the execution of our business plans, which may result in decreased production, increased costs and decreased profitability.

The Crown/Ergo pipeline faces the risk of a start-up project.

The Crown/Ergo pipeline project was completed in February 2012. The pipeline allows gold-bearing material to be transported to the Ergo plant from Crown's remaining reclamation sites surrounding Johannesburg. The pipeline is exposed to numerous risks associated with similar start-up projects, including operational down time due to unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production which could have a material adverse effect on our business, operating results and financial condition.

Conditions precedent for completion of the Blyvoor sale have not been satisfied and if they are not satisfied or waived prior to the relevant end dates our business may be harmed.

The sale agreement entered into in connection with the disposal of Blyvoor consists of two parts, being Part A and Part B. The conditions precedent for Part A were satisfied and Part A was completed on June 1, 2012. However, the Part B conditions for the mining right conversion and Ministerial approval of the transfer of the mining rights owned by Blyvoor may be refused by the Department of Mineral Resources, or DMR, which may result in specified restitution steps taken by each party. The sale agreement provides for the possibility that mining right conversion, or Ministerial approval is not obtained. Should either circumstance occur, the sale agreement envisages a number of outcomes which are primarily determined by reference to the reasons for the failure of mining right conversion, or Ministerial approval. If the conditions precedent for Part B of the transaction are not satisfied, or waived by both parties, then restitution could have an adverse effect on our business, operating results and financial condition.

Risks related to the gold mining industry

A change in the price of gold, which in the past has fluctuated widely, is beyond our control.

Historically, the gold price has fluctuated widely and is affected by numerous industry factors, over which we have no control, including:
- the physical supply of gold from world-wide production and scrap sales, and the purchase, sale or divestment by central banks of their gold holdings;
- the demand for gold for investment purposes, industrial and commercial use, and in the manufacturing of jewelry;
- speculative trading activities in gold;
- the overall level of forward sales by other gold producers;
- the overall level and cost of production of other gold producers;
- international or regional political and economic events or trends;
- the strength of the dollar (the currency in which gold prices generally are quoted) and of other currencies;
- financial market expectations regarding the rate of inflation;
- interest rates;
- gold hedging and de-hedging by gold producers; and
- actual or expected gold sales by central banks and the International Monetary Fund.

Our profitability may be negatively impacted if revenue from gold sales drops below the cost of production for an extended period.

Current economic conditions may adversely affect the profitability of the Group's operations.

The global economy is currently undergoing a period of prolonged recession and, despite recent signs of stabilization, the future economic environment is likely to be less favorable than that of recent years. Since September 2008, the global financial system has experienced difficult credit and liquidity conditions and disruptions resulting in major financial institutions consolidating or going out of business, tightened credit markets, reduced liquidity, and extreme volatility in fixed income, credit, currency and equity markets. These conditions may adversely affect the Group's business. For example, tightening credit conditions may make it more difficult for the Group to obtain financing on commercially acceptable terms or make it more likely that one or more of our key suppliers may become insolvent and lead to a supply chain breakdown. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment, declining economic growth and uncertainty regarding corporate earnings. To the extent the current economic downturn worsens or the economic environment in which the Group operates does not recover, the Group could experience a material adverse effect on its business, results of operations and financial condition.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

We must continually replace Ore Reserves that are depleted by production. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Gold mining companies may undertake exploration activities to discover gold mineralization, which in turn may give rise to new gold bearing ore bodies. Exploration is highly speculative in nature and requires substantial expenditure for drilling, sampling and analysis of ore bodies in order to quantify the extent of the gold reserve. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible.

During this time, the economic feasibility of production may change. Moreover, we rely on the evaluations of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined with any degree of accuracy whether or not the deposit contains economically recoverable mineralization. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and Probable Ore Reserves in sufficient quantities to justify commercial operations in any of our mines. Our mineral exploration rights may also not contain commercially exploitable reserves of gold. The costs incurred on unsuccessful exploration activities are, as a result, not likely to be recovered and we could incur a write-down on our investment in that interest or the irrecoverable loss of funds spent.

There is uncertainty with our Ore Reserve estimates.

Our Ore Reserve figures described in this document are the best estimates of our current management as of the dates stated and are reported in accordance with the requirements of Industry Guide 7 of the SEC. These estimates may be imprecise and may not reflect actual reserves or future production.

Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our results of operations and financial condition to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs, and in particular our labor, water, steel and electricity costs, increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the Ore Reserves, such as the need for sequential development of ore bodies and the processing of new or different grades, may increase our production costs and decrease our profitability during any given period. These factors have and could result in reductions in our Ore Reserve estimates, which could in turn adversely impact upon the total value of our mining asset base and our business, operating results and financial condition.

Gold mining is susceptible to numerous events that could have an adverse impact on a gold mining business.

The business of gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury to, employees, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage, loss of the license to mine and potential legal claims. The risks and events associated with the business of gold mining include, but are not limited to:

- environmental hazards and pollution, including dust generation, toxic chemicals, discharge of metals, pollutants, radioactive materials and other hazardous material into the air and water;
- flooding, landslides, sinkhole formation, ground subsidence, ground and surface water pollution, and waterway contamination;
- a decrease in labor productivity due to labor disruptions, work stoppages, disease, slowdowns or labor strikes;
- unexpected decline of ore grade;
- metallurgical conditions and gold recovery;
- failure of unproven or evolving technologies;
- mechanical failure or breakdowns and ageing infrastructure;
- energy and electrical power supply interruptions;
- falls from heights and accidents relating to mobile machinery;
- electrocution;
- activities of illegal or artisanal miners;
- material and equipment availability;

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- legal and regulatory restrictions and changes to such restrictions;
- social or community disputes or interventions;
- accidents caused from the collapse of tailings dams;
- pipeline failures and spillages;
- safety-related stoppages; and
- corruption, fraud and theft including gold bullion theft.

The occurrence of any of these hazards could delay production, increase production costs and may result in significant legal claims.

Risks related to doing business in South Africa

Political or economic instability in South Africa may reduce our production and profitability.

We are incorporated and own operations in South Africa. As a result, political and economic risks relating to South Africa could reduce our production and profitability. Large parts of the South African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime. These problems have impeded fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, we may have difficulties attracting and retaining qualified employees.

Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. In the late 1980s and early 1990s, inflation in South Africa reached highs of 20.6%. This increase in inflation resulted in considerable year on year increases in operational costs. The inflation rate in South Africa still remains relatively high compared to developed, industrialized countries. As of June 2012, the Consumer Price Inflation Index, or CPI, stood at 5.5%, up from 5.3% in June 2011, and up from 4.2% in June 2010. The relatively high inflation rate continued at 5.5% as at September 30, 2012. Continuing high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability.

Power stoppages or increases in the cost of power could negatively affect our results and financial condition.

Our mining operations are dependent on electrical power supplied by Eskom, South Africa's state owned utility company. As a result of a substantial increasing demand and insufficient generating capacity, Eskom has warned that the country could continue to face significant disruptions in electrical power supply in the foreseeable future. The available generating capacity of electricity was constrained mainly as a result of unplanned maintenance at some of Eskom's power stations, insufficient supply of coal to the coal fired plants and skills shortages. On January 25, 2008, Eskom announced that they could no longer guarantee the supply of electricity to the South African mining industry. Eskom subsequently cut off power supply to the mining industry for five days in fiscal 2008 and a number of power outages followed over several months thereafter. Eskom did manage to contain electricity stoppages but the fact remains that the country's current reserve capacity is insufficient and the risk of electricity stoppages is expected to continue through 2013. Apart from the five-day closure, our production has not been affected, however further power supply stoppages or power cost increases could have an adverse effect on our operating results and financial condition. Eskom have indicated that they do not have sufficient funding required for planned infrastructure development, and have imposed the following average tariff increases: from July 1, 2009 an average tariff increase of 31.3%, from April 1, 2010 an average tariff increase of 24.8%, from April 1, 2011 an average tariff increase of 25.8% and from April 1, 2012 an average tariff increase of 16.7%. These increases have had an adverse affect on our production costs and could have a material adverse effect on our business, operating results and financial condition.

AIDS poses risks to us in terms of productivity and costs.

Acquired Immune Deficiency Syndrome, or AIDS, and tuberculosis which is closely associated with the onset of the disease and is exacerbated in the presence of HIV/AIDS, represents a very serious health care challenge in the mining industry. Human Immunodeficiency Virus, or HIV, is the virus that causes AIDS and South Africa has one of the highest HIV infection rates in the world. It is estimated that approximately 30% - 35% of the mining industry workforce in South Africa are HIV positive. The exact extent to which our mining workforce within South Africa is infected with HIV/AIDS is unknown at this stage. The existence of the disease poses a risk to us in terms of the potential reduction in productivity and increase in health and safety costs brought about by the Company's social responsibility.

The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect on the results of our operations and our financial condition.

The primary area of focus in respect of occupational health within our operations is noise-induced hearing loss (NIHL), occupational lung diseases (OLD) and tuberculosis (TB). We provide occupational health services to our employees at our occupational health centers and continue to improve preventive occupational hygiene initiatives. If the costs associated with providing such occupational health services increase significantly, such increase could have an adverse effect on the results of our operations and our financial condition.

As a result of the South African Constitutional Court decision permitting individuals employed as miners with OLD to sue their current or former employers for damages outside the statutory compensation scheme, we could be subject to claims against us from previous or current employees, including a potential class action or similar group claim. We will assess all such claims, if and when filed, on their merits. Liability associated with such claims and expenses of dealing with them could have a material adverse effect on our business, operating results and financial condition.

Increased theft at our work sites, particularly of copper, may result in greater risks to employees or interruptions in production.

Crime statistics available in South Africa indicate an increase in theft. This together with price increases for copper as a commodity has resulted in the increased theft of copper cable. Our operations experience high incidents of copper cable theft despite the implementation of security measures. In addition to the general risk to employees' lives in an area where theft occurs, we may suffer production losses and incur additional costs as a result of power interruptions caused by cable theft and theft of bolts used for the pipeline.

Possible scarcity of water may negatively affect our results and financial condition.

National studies conducted by the Water Research Commission, released during September 2009, found that water resources were 4% lower than estimated in 1995 which may lead to the revision of water usage strategies by several sectors in the South African economy, including electricity generation and municipalities. This may result in rationing or increased water costs in the future. Such changes would adversely impact our surface retreatment operations, which use water to transport the slimes or sand from reclaimed areas to the processing plant and to the tailings facilities. In addition, as our gold plants and piping infrastructure were designed to carry certain minimum throughputs, any reductions in the volumes of available water may require us to adjust production at these operations. We are currently considering a project which envisages the pumping of underground water at ERPM and effluent water for use by our surface retreatment operations.

Government Regulation

Government policies in South Africa may adversely impact our operations and profits.

The mining industry in South Africa is extensively regulated through legislation and regulations issued through the government's administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals, and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and the government enforces its regulations through the various government departments. The formulation or implementation of government policies may be unpredictable on certain issues, including changes in laws relating to mineral rights, ownership of mining assets and the rights to prospect and mine, additional taxes on the mining industry and in extreme cases, nationalization.

The Mineral and Petroleum Resources Development Act, 2002

On May 1, 2004, the new Minerals and Petroleum Resources Development Act, or the MPRD Act, came into effect, which places all mineral and petroleum resources under the custodianship of the state. Private title and ownership in minerals, or the "old order rights," are to be converted to "new order rights," essentially the right to mine.

Where new order rights are obtained under the MPRD Act, these rights will not be equivalent to our existing property rights. The area covered by the new order rights may be reduced by the DMR, if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old order rights. The duration of the new order rights will no longer be perpetual but rather, in the case of new order mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. In addition, the new order rights will only be transferable subject to the approval of the Minister of Mineral Resources. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the Minister of Mineral Resources in the event of a breach or, in the case of mining rights, non-optimal mining in accordance with the mining work program.

The implementation of the MPRD Act have resulted result in significant adjustments to our property ownership structure. We have lodged applications to convert all of our old order rights, however, to the extent that we are unable to convert some of our old order rights to new order rights, and that the exclusive rights to minerals we enjoyed under the previous statutory regime are diminished, the operations of the MPRD Act may result in significant adjustments to our property ownership structure, which in turn could have a material adverse effect on the underlying value of our operations. In addition, to the extent that we are unable to convert some of our old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against the DMR, and if enforceable, the level of compensation we will receive, if any. As at September 30, 2012, a substantial portion of our old order mining rights' conversion to new order mining rights have been approved, but is yet to be issued by the DMR. The MPRD Act states that the conversions must be granted by the minister if all requirements are completed but it does not stipulate any time frame. The MPRD Act also provides for holders of old order rights to continue to operate under the terms and conditions of such rights until conversions under the MPRD Act have been completed. See Item 4B. "Business Overview".

Mining royalties and other taxation reform

The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South African Government Gazette on November 24, 2008. The Mineral and Petroleum Resources Royalty Act (Administration), No.29 of 2008, published on November 26, 2008, became effective from March 1, 2010. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the group. The royalty is payable on old unconverted mining rights and new converted mining rights. Based on a legal opinion the Company obtained, mine dumps created before the enactment of the MPRD Act falls outside the ambit of this royalty and consequently the Company does not pay any royalty on any dumps created prior to the MPRD Act. Introduction of further revenue based royalties or any adverse future tax reforms would have an adverse effect on the business, operating results and financial condition of our operations.

On April 1, 2012, the South African Government replaced Secondary Tax on Companies (then 10%) with a 15% withholding tax on dividends and other distributions payable to shareholders. Although this may reduce the tax payable by the company or our subsidiaries, the withholding tax will reduce the amount of dividends or other distributions received by our shareholders.

In December 2010, the National Treasury of the South African Government released a discussion paper on carbon taxes. The implementation of these carbon taxes have been postponed until the 2013 national budget proposal. Should these taxes be implemented, they might have a direct or indirect negative cost impact on our operations which could have an adverse effect on the business, operating results and financial condition.

Climate change

Climate change is a global problem that requires both a concentrated international response and national efforts to reduce greenhouse gas, or GHG, emissions. The United Nations Framework Convention on Climate Change is the main global response to climate change. The associated Kyoto Protocol is an international agreement that classifies countries by their level of industrialization and commits certain countries to GHG emission reduction targets. Although South Africa is not one of the developing countries identified, it ranked among the top 20 countries measured by absolute carbon dioxide emissions. During the 2009 Copenhagen climate change negotiations, South Africa voluntarily announced that it would act to reduce domestic GHG emissions by 34% by 2020 and 42% by 2025, subject to the availability of adequate financial, technological and other support. The two main economic policy instruments available for setting a price on carbon and curbing GHG emissions are carbon taxation and emissions trading schemes. In a discussion paper on carbon taxation by the South African Government released in December 2010 different methods of carbon taxation were discussed. Should these methods be implemented, they might have a direct or indirect negative cost impact on our operations which could have an adverse effect on the business, operating results and financial condition of our operations.

The Broad Based Socio-Economic Empowerment Charter

The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, or Mining Charter (effective from May 1, 2004), established certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa. The goals set by the Mining Charter include that each mining company must achieve 15% ownership by historically disadvantaged South Africans, or HDSA, of its South African mining assets within five years and 26% ownership within ten years from May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at market value.

In September 2010, the DMR released amendments to the Mining Charter. The intention behind the amendments to the Mining Charter was to clarify certain ambiguities and uncertainties which existed under the Mining Charter and to provide more specific targets. However, there are a number of matters that still require clarification and discussions in respect of interpretations of the requirements are in progress with the DMR. The goals set by the amendments to the Mining Charter include: minimum 26% HDSA ownership by March 2015; procurement of a minimum 40% of capital goods, 50% of consumer goods and 70% of services from Black Economic Empowerment, or BEE, entities by March 2015; minimum 40% HDSA representation at each of executive management level, senior management level, middle management level, junior management level and core and critical skills levels; minimum 3% investment of annual payroll in skills training; investment in community development; and attain an occupancy rate of one person per room in on-site accommodation.

When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Mining Charter. Failure on our part to comply with the requirements of the Mining Charter and the "scorecard" could subject us to negative consequences. We may incur expenses in giving additional effect to the Mining Charter and the "scorecard", including costs which we may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons. There is also no guarantee that any steps we might take to comply with the Mining Charter would ensure that we could successfully acquire new order mining rights in place of our existing rights. In addition, the terms of such new order rights may not be as favorable to us as the terms applicable to our existing rights. We run the risk of losing our mining rights if we do not comply with the requirements stipulated in the Mining Charter. This could have an adverse affect on our business, operating results and financial condition.

Land claims

Our privately held land and mineral rights in South Africa could be subject to land restitution claims under the Restitution of Land Rights Act, 1994 (as amended), or Land Rights Act. Under the Land Rights Act, any person who was dispossessed of rights to land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was December 31, 1998. We have not been notified of any land claims, but it is possible that administrative delays in the processing of claims could have delayed such notification. Any claims of which we are notified in the future could have a material adverse effect on our right to the properties to which the claims relate and prevent us using that land and exploiting any Ore Reserves located there. This could have an adverse affect on our business, operating results and financial condition.

Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

Labor costs constitute 32% of our production costs for fiscal 2012, 35% for fiscal 2011 and 34% for fiscal 2010. As of June 30, 2012, we employ and contract 2,222 people, of whom approximately 71% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. In addition, we are subject to strikes by workers from time to time, which result in disruptions to our mining operations. For example, from September 15, 2009 until October 11, 2009, a strike by members of the NUM union in connection with a dispute over new wage agreements resulted in an average daily gold production loss of 320 ounces, almost entirely from Blyvoor's deep-level underground mining operations.

In recent years, labor laws in South Africa have changed in ways that significantly affect our operations. In particular, laws that provide for mandatory compensation in the event of termination of employment for operational reasons and that impose large monetary penalties for non-compliance with the administrative and reporting requirements of affirmative action policies could result in significant costs to us. In addition, future South African legislation and regulations relating to labor may further increase our costs or alter our relationship with our employees. Labor cost increases could have an adverse effect on our business, operating results and financial condition.

Labor unrest and xenophobia could affect production.

We may experience labor unrest at our operations. In particular, during October and November 2002, ERPM experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. Furthermore, during fiscal 2008, South Africa fell victim to a slew of xenophobic attacks when a series of riots started in the township of Alexandra. This violence of locals attacking migrants from other African countries had a direct impact on our operations at ERPM. Three employees died and attendance was down at the operation for several days. Although these attacks have been contained, the challenge for the South African Government is to come up with a long-term and judicious immigration policy.

During August and September 2012, there have been a number of illegal strikes at several mining companies in South Africa which resulted in 45 people being killed. These strikes were unprotected (not legal according to current labor legislation) and called for above inflation wage increases and better working conditions.

Such events at our operations or elsewhere could have an adverse effect on our business, operating results and financial condition.

Our financial flexibility could be materially constrained by South African currency restrictions.

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, including South Africa. The Exchange Control Department of the South African Reserve Bank, or SARB, is responsible for the administration of exchange control regulations. In particular, South African companies:

- are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of SARB;
- are generally required to repatriate, to South Africa, profits of foreign operations; and
- are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business.

While the South African Government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. For further information see Item 10D.: "Exchange Controls."

Risks related to ownership of our ordinary shares or ADSs

Sales of large volumes of our ordinary shares or ADSs or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of our ordinary shares or ADSs could fall if substantial amounts of ordinary shares or ADSs are sold by our stockholders, or there is the perception in the marketplace that such sales could occur. Current holders of our ordinary shares or ADSs may decide to sell them at any time. Sales of our ordinary shares or ADSs, if substantial, or the perception that these sales may occur to be substantial, could exert downward pressure on the prevailing market prices for our ordinary shares or ADSs, causing their market prices to decline. Trading activity of hedge funds and the ability to borrow script in the market place will increase trading volumes and may place our share price under pressure.

Your rights as a shareholder are governed by South African law, which differs in material respects from the rights of shareholders under the laws of other jurisdictions.

Our Company is a public limited liability company incorporated under the laws of the Republic of South Africa. The rights of holders of our ordinary shares, and therefore many of the rights of our ADS holders, are governed by our memorandum of incorporation (previously known as memorandum and articles of association) and by South African law. These rights differ in material respects from the rights of shareholders in companies incorporated elsewhere, such as in the United States. In particular, South African law significantly limits the circumstances under which shareholders of South African companies may institute litigation on behalf of a company.

We may be subject to an increase in compliance costs with our continued efforts to increase the transparency of our reporting requirements and changing corporate governance initiatives.

As a result of our listings on NYSE and JSE, we are required to comply with new and changing reporting requirements that have over recent years emphasized an increase in the transparency of public disclosure. The associated regulatory standards set forth by the exchanges' governing bodies may change over time and may be subject to interpretation. As a result we may not execute the application of these standards properly and will congruently experience an increase in the cost of our compliance efforts. For example, management's required assessment of our internal controls over the financial reporting process stipulated by Section 404 of the Sarbanes-Oxley Act of 2002 commands the need for resources from management in addition to our external auditors who are required to attest to our internal control over financial reporting. Maintaining high standards of corporate governance and public disclosure is highly prioritized in our organization and with our continued efforts to comply with these laws currently effective and any future legislative introductions or changes, we will continue to incur the related costs.

It may not be possible for you to effect service of legal process, enforce judgments of courts outside of South Africa or bring actions based on securities laws of jurisdictions other than South Africa against us or against members of our board.

Our Company, certain members of our board of directors and executive officers are residents of South Africa. In addition, our cash producing assets are located outside the United States and a major portion of the assets of members of our board of directors and executive officers are either wholly or substantially located outside the United States. As a result, it may not be possible for you to effect service of legal process, within the United States or elsewhere outside South Africa, upon most of our directors or officers, including matters arising under United States federal securities laws or applicable United States state securities laws.

Moreover, it may not be possible for you to enforce against us or the members of our board of directors and executive officers judgments obtained in courts outside South Africa, including the United States, based on the civil liability provisions of the securities laws of those countries, including those of the United States. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

- the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;
- the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
- the judgment has not lapsed;
- the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that no award is enforceable unless the defendant was duly served with documents initiating proceedings, that he was given a fair opportunity to be heard and that he enjoyed the right to be legally represented in a free and fair trial before an impartial tribunal;
- the judgment was not obtained by fraudulent means;
- the judgment does not involve the enforcement of a penal or revenue law; and
- the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act, 1978 (as amended), of South Africa.

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South African courts. It is not possible therefore for an investor to seek to impose criminal liability on us in a South African court arising from a violation of United States federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY

4A. HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

DRDGOLD Limited or DRDGOLD is a South African gold mining company engaged in surface gold tailings retreatment including exploration, extraction, processing and smelting. Our black economic empowerment partners are Khumo Gold SPV Proprietary Limited, or Khumo Gold and an employee trust (known as the DRDSA Empowerment Trust), which hold 20% and 6% respectively in our subsidiaries, Ergo Mining Operations Proprietary Limited, or EMO and Blyvooruitzicht Gold Mining Company Limited, or Blyvoor. We have a 74% interest in EMO and, up to June 1, 2012, in Blyvoor. On June 1, 2012, we sold our entire interest and claims against Blyvoor to Business Venture Investment No 1557 Proprietary Limited, a wholly owned subsidiary of Village Main Reef Limited, or Village.

As at June 30, 2012, EMO wholly owned and operated Crown Gold Recoveries Proprietary Limited, or Crown, Ergo Mining Proprietary Limited, and East Rand Proprietary Mines Limited, or ERPM. EMO also owned 65% of ErgoGold (unincorporated entity), with DRDGOLD holding the remaining 35%. Ergo Mining Proprietary Limited, Crown, ErgoGold and ERPM's Cason operation are collectively referred to as Ergo. On July 2, 2012, all the group's surface operations, including Crown and ErgoGold, were restructured into Ergo Mining Proprietary Limited.

DRDGOLD is also a 50% partner in Chizim Gold (Pvt) Limited, or Chizim Gold, an early-stage gold exploration project on Zimbabwe's Greenstone Belt.

We are a public limited liability company, incorporated on February 16, 1895, as Durban Roodepoort Deep Limited, and our shares were listed on the JSE in that same year. In 1898, our milling operations commenced with 30 stamp mills and in that year we treated 38,728 tons of ore and produced 22,958 ounces of gold. On December 3, 2004, the company changed its name from Durban Roodepoort Deep Limited to DRDGOLD Limited. Our operations have focused on South Africa's West Witwatersrand Basin, which has been a gold producing region for over 100 years.

To facilitate access to global capital markets our shares and/or related instruments trade on the JSE, New York Stock Exchange, the Marche Libre on the Paris Bourse, the Brussels Bourse in the form of International Depository Receipts, the Over The Counter, or OTC, market in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange.

Our registered office and business address is 1st Floor, Building 1, Quadrum Office Park, 50 Constantia Boulevard, Constantia Kloof Ext. 28, Roodepoort, South Africa. The postal address is P.O. Box 390, Maraisburg 1700, South Africa. Our telephone number is (+27 11) 470-2600 and our facsimile number is (+27 11) 470-2618. We are registered under the South African Companies Act, 1973 (as amended) under registration number 1895/000926/06. The South African Companies Act, 1973 has been superseded by the South African Companies Act 71, 2008 which had been promulgated as from May 1, 2011. For our ADSs, the Bank of New York, at 101 Barclay Street, New York, NY 10286, United States, has been appointed as agent.

South African operations

Ergo (continuing operations)

Ergo was formed in June 2007, primarily to recover and treat – over a period of 12 years – some 186 million tones (Mt) of surface tailings contained in the Elsburg Tailings Complex for gold. As a second-phase development, in conjunction with a new pipeline linking Ergo with Crown, the Ergo plant's second carbon-in-leach (CIL) circuit was refurbished to increase capacity from 1.2 million tones per month (Mtpm) to 1.8Mtpm. Ergo is licensed to produce uranium and sulphuric acid, and a feasibility study to assess the potential of these by-products from the Ergo resource will be completed in fiscal 2013. On July 1, 2012, Ergo acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our surface assets. Also as part of the restructuring, Ergo acquired DRDGOLD's 35% interest in ErgoGold for R200 million.

Crown was acquired on September 14, 1998, in exchange for 5,925,139 of our ordinary shares. Also located within the Witwatersrand Basin, Crown exploits various surface sources, including sand and slime tailings deposited as part of previous mining operations. On July 1, 2012, Crown sold its mining assets, mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo as part of the restructuring of our surface operations.

ERPM, which consists of the original underground mine, the Cason Dump surface retreatment operation and ERPM Extension 1 and 2 exploration tenements, was acquired on October 10, 2002. Underground mining at ERPM was halted in October 2008. On July 1, 2012, ERPM sold its surface mining assets, and its 65% interest in ErgoGold to Ergo in exchange for shares in Ergo as part of the restructuring of our surface operations.

Blyvoor (discontinued operation)

Blyvoor was acquired on September 15, 1997, in exchange for 12,693,279 of our ordinary shares, is a predominantly underground operating mine located within the Witwatersrand Basin, exploiting gently to moderately dipping gold bearing quartz pebble conglomerates in addition to certain surface sources. On June 1, 2012, our entire interest in Blyvoor was sold to Village.

Zimbabwe exploration

Chizim Gold

Chizim Gold was established, on December 9, 2009 as a 50:50 joint venture with Chizim Investments (Pvt) Limited, or Chizim Investments, to conduct feasibility studies on certain gold exploration tenements in Zimbabwe's Greenstone Belt extending over an area of more than 21,000 hectares.

Important Events in Our Development Generally and in the Current Year

Blyvoor provisional judicial management and business rescue proceedings

On November 9, 2009, we announced that, in a bid to save our Blyvoor mine from liquidation, we intended applying to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.

The application, in terms of the provisions of Section 427 of the South African Companies Act, 1973, was prompted by Blyvoor's inability to continue to sustain losses incurred since April 2009, which were brought about by the following circumstances:

- a drop in the rand gold price received between April 1, 2009 and September 30, 2009, due to the strengthening of the Rand against the US dollar;
- extensive damage caused during May 2009 to higher-grade underground production areas at Blyvoor's No. 5 Shaft by seismic activity, restoration of which was expected to take until March 2010 to complete;
- power utility Eskom's higher winter tariffs, compounded by a 32% price increase effective from July 1, 2009, and the likelihood of further increases in coming months; and
- the wage strike by the National Union of Mineworkers, which lasted for almost a month and resulted in the loss of approximately 8,000 ounces of production.

In terms of a provisional judicial management order, the court appointed a judicial manager who had a wide range of powers at his disposal to take such actions he deemed necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation.

On April 13, 2010, DRDGOLD announced that the High Court of South Africa had agreed to lift, with immediate effect, the provisional judicial management order in place since November 10, 2009. The Company's application to the court for the lifting of the provisional judicial management order, pointed out that for the period from November 2009 to February 2010, Blyvoor had traded at an unaudited profit of R33.6 million, the amount owed to trade creditors at the time when the provisional judicial management order was granted had been reduced from R39.0 million to R2.2 million, monthly production of gold had increased from 8,745 ounces to 10,127 ounces and the gold price had increased from R240,000/kg to R265,000/kg.

On December 2, 2009, DRDGOLD announced a proposed transaction to sell 60% of Blyvoor to Aurora Empowerment Systems Proprietary Limited, or Aurora, for R295 million. On April 1, 2010, the proposed transaction was cancelled by mutual agreement between DRDGOLD and Aurora.

On June 23, 2011, DRDGOLD announced that it had suspended financial assistance to Blyvoor. The decision followed the promulgation of the new South African Companies Act, 2008, which requires directors of parent companies to seek the consent of the parent company shareholders and then to consider the effects on the solvency and liquidity of the parent company as conditions precedent to the provision of financial assistance to subsidiaries. Blyvoor's production had been trending down as a result of a drop in grade, public holiday interruptions and seismicity-related work stoppages, while costs had increased due mainly to higher electricity charges, and particularly power utility Eskom's winter tariff which added R11 million a month to overhead costs.

The Board of Directors of Blyvoor had, in response to DRDGOLD's decision, resolved to begin business rescue proceedings for Blyvoor in terms of Chapter 6 of the Companies Act, 2008. The business rescue process provided for in Chapter 6 replaces the judicial management process in the previous Companies Act, 1973. DRDGOLD supported the decision of the Blyvoor Board of Directors.

On September 27, 2011, DRDGOLD announced that the Business Rescue Practitioner overseeing business rescue proceedings at Blyvoor had given notice of Blyvoor's intention to enter a 60-day consensus-seeking process in terms of Section 189 (3) of the Labour Relations Act with the National Union of Mineworkers, or NUM and the United Association of South Africa, or UASA – the Union, to consider reducing employee numbers by approximately 500 employees. The reason for the need to consider the reduction was that Blyvoor – under business rescue proceedings in terms of Chapter 6 of the Companies Act, 2008, since June 2011 – had been unable to meet production and financial targets, a situation exacerbated by higher utility costs. Blyvoor proposed voluntary separation and application of the principle of "last in, first out" as among the mechanisms to be applied to effect the required reduction in employee numbers. Measures that were under consideration to achieve a targeted 30% improvement in the cost of production in R/kg terms, and thus to avoid employee reduction, included:

- a reduction in overtime expenditure;
- an increase in available work time and subsequent re-organization of shifts;
- a re-evaluation of the profitability of 6 Shaft, 4 Shaft and the Reef Picking Project;
- a reduction of departmental costs by 10%; and
- revised mining plans.

The Business Rescue Practitioner terminated the business rescue proceedings with effect from November 10, 2011, following his conclusion that there were no longer grounds to believe that Blyvoor was financially distressed. In November 2011 the gold price had increased significantly to approximately R460,000/kg, which was the major contributor to this conclusion.

Disposal of Blyvoor

DRDGOLD, Village Main Reef Limited (Village), Blyvoor and Business Venture Investments No 1557 Proprietary Limited (a wholly owned subsidiary of Village) (Purchaser) entered into a sale of shares and claims agreement (Agreement) on February 11, 2012.

Pursuant to the terms of the Agreement, DRDGOLD agreed to sell its entire shareholding in Blyvoor (which amounts to 74% of the total issued ordinary share capital of Blyvoor) (Sale Shares) and its working capital and shareholder loan claims against Blyvoor (Sale Claims) to the Purchaser (Transaction).

The Transaction is divided into the Part A Sale and the Part B Sale. In terms of the Part A Sale, the Sale Claims are sold to the Purchaser and in terms of the Part B Sale, the Sale Shares are sold to the Purchaser.

The purchase consideration payable in respect of the Sale Claims and the Sale Shares was discharged by Village through the issue of 85,714,286 new ordinary shares in Village (Village Shares) and an amount of R1 payable in cash by Village, respectively.

The Part A Sale completed on June 1, 2012, at which time 65,714,286 of the Village Shares were issued directly to DRDGOLD and 20,000,000 were transferred into escrow (Escrow Shares) pending completion of the Part B Sale.

The Part B Sale is subject to the fulfillment, or waiver (if applicable), of the following conditions precedent:
- by not later than 17h00 on the second anniversary of the signature date of the Agreement, the Department of Mineral Resources (DMR) has granted the conversion of Blyvoor's old order mining right and the new order mining right has been notarially executed and registered in the Mining Titles Office (Conversion); and
- by not later than 17h00 on the third anniversary of the signature date of the Agreement, the DMR has unconditionally approved the transfer of DRDGOLD's interest in Blyvoor to the Purchaser in terms of section 11 of the Mineral and Petroleum Resources Development Act, No 28 of 2002 (MPRDA) or conditionally approved it on terms and conditions which both DRDGOLD and the Purchaser confirms to be acceptable (Section 11 Approval).

Upon fulfillment of the Part B conditions precedent, the Escrow Shares together with any accrued dividends thereon will be released to DRDGOLD and the Sale Shares will be transferred to the Purchaser.

If the Conversion does not occur in accordance with the terms of the Agreement, or the Conversion occurs but Section 11 Approval is not obtained, any one, or more, of the following may occur:
- the sale of the Sale Shares is implemented and the Sale Shares are transferred to the Purchaser;
- a portion of the Sale Claims revert to DRDGOLD;
- the Escrow Shares together with any accrued dividends thereon are released to DRDGOLD or to the Purchaser;
- the appointment of the Purchaser as DRDGOLD's agent to render corporate services on behalf of DRDGOLD to Blyvoor continues or is terminated; and/or
- the DRDGOLD's right to receive dividends in respect of the Sale Shares is reinstated.

Funding raised for the Ergo flotation/fine-grind plant

DRDGOLD established a Domestic Medium Term Note Programme (DMTN Programme) under which it may from time to time issue notes. DRDGOLD successfully issued R111 million under the DMTN Programme on July 2, 2012 and R54 million on September 14, 2012 which will be applied towards the capital requirements of the Ergo flotation/fine-grind plant.

Restructuring of the surface operations

In order to improve synergies, effect cost savings and a simpler group structure, DRDGOLD announced, on July 3, 2012, the restructuring of the group's surface operations into Ergo (effective July 1, 2012). Ergo is a wholly-owned subsidiary of EMO. EMO is 74% held by DRDGOLD, 20% by its black economic empowerment (BEE) partner, Khumo Gold and 6% by the DRDSA Empowerment Trust.

The restructuring was effected by a number of transactions, including the following:
- DRDGOLD sold its 35% direct interest in the ErgoGold unincorporated partnership to Ergo for R200 million on loan account;
- Crown sold its mining assets (excluding its 50% interest in Ergo), mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo;
- ERPM sold all of its surface mining assets (excluding its 50% interest in Ergo) and its 65% interest in ErgoGold to Ergo in exchange for shares in Ergo; and
- Crown and ERPM will distribute their entire holdings in Ergo to their sole shareholder, EMO.

Consequently, EMO will hold 100% of Ergo.

All conditions for DRDGOLD's disposal of its 35% direct ErgoGold interest have been met. The ERPM and Crown disposals are subject to the consent of the Minister of Mineral Resources in terms of section 11 of the MPRDA.

For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item 4D.: "Property, Plant and Equipment," and Item 5B.: "Liquidity and Capital Resources."

4B. BUSINESS OVERVIEW

Description of Our Mining Business

Surface tailings retreatment

Surface tailings retreatment involves the extraction of gold from old mine dumps, comprising the waste material from earlier underground gold mining activities. This is done by reprocessing sand dumps and slimes dams along the reefs that stretch from east to west just to the south of Johannesburg's central business district (CBD). Sand dumps are the result of the less efficient stamp-milling process employed in earlier times. They consist of coarse-grained particles which generally contain higher quantities of gold. Sand dumps are reclaimed mechanically using front end loaders that load sand onto conveyor belts. The sand is fed onto a screen where water is added to wash the sand into a sump, from where it is pumped to the plant. Most sand dumps have already been retreated using more efficient milling methods. Lower grade slimes dams are also the result of the old treatment methods but do not require milling. This material has become economically more viable to process owing to improved treatment methods and a higher gold price. The material from the slimes dams is broken down using monitor guns that spray jets of high pressure water at the target area. The resulting slurry is then pumped to a treatment plant for processing.

Underground mining

Our underground mining operations, which have now either been sold or closed down, comprised relatively mature assets and the principal mining method used was the extraction of previously abandoned Ore Reserves, which required a high degree of opening up, development and retreatment of these previously abandoned Ore Reserves.

Exploration

Exploration activities are focused on the extension of existing ore bodies and identification of new ore bodies both at existing sites and at undeveloped sites. Once a potential ore body has been discovered, exploration is extended and intensified in order to enable clearer definition of the ore body and the portions with the potential to be mined. Geological techniques are constantly refined to improve the economic viability of exploration and exploitation.

Our Metallurgical Plants and Processes

A detailed review of the metallurgical plants and processes for each of the mining operations is provided under Item 4D.: "Property, Plant and Equipment."

Market

The gold market is relatively liquid compared to other commodity markets, with the price of gold generally quoted in dollars. Physical demand for gold is primarily for manufacturing purposes, and gold is traded on a world-wide basis. Refined gold has a variety of uses, including jewelry, electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value (due to the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crises).

The use of gold as a store of value and the large quantities of gold held for this purpose in relation to annual mine production have meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as in the case of other commodities. Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks, and global or regional political and economic crises. In times of inflation and currency devaluation, gold is often seen as a safe haven, leading to increased purchases of gold and support for its price.

The gold market was strong but remained volatile in fiscal 2012, trading between a low of $1,483 per ounce and a high of $1,895 per ounce. The average spot price was 22% higher than in the previous fiscal year, at $1,679 per ounce. Amid continuing global economic uncertainty, investors turned once more to gold (notably to safe-haven products such as Exchange Traded Funds) and this, together with more de-hedging activity and a slowdown in new mine supply, particularly from South Africa, saw demand exceed supply. The average gold price received by us for the year was R418,538 per kilogram which was 36% higher than the previous year at R308,221 per kilogram.

Looking ahead, we believe that the global economic environment, including economic uncertainty and other factors, will continue to make gold attractive to investors. The supply side shortfall is likely to continue because of circumstances including operational challenges and delays in opening new mines and the challenge, particularly to South African producers such as ourselves, of maintaining profitable production in the face of rising costs.

Our total revenue by geographic market was as follows:

	Year ended June 30,		
	2012 **R'000**	**2011** **R'000**	**2010** **R'000**
South Africa...	3,004,264	2,565,319	1,990,522
	3,004,264	2,565,319	1,990,522

All gold produced by our South African Operations is sold on our behalf by Rand Refinery Proprietary Limited, or RRL, in accordance with a refining agreement entered into in October 2001. At our various operations the gold bars which are produced consist of approximately 85% gold, 7-8% silver and the balance comprises copper and other common elements. The gold bars are sent to RRL for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. RRL then usually sells the gold on the same day as delivery, for the London afternoon fixed Dollar price, with the proceeds remitted to us in rand within two days. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. We currently own 4% (Fiscal 2011: 4%) of RRL (which is jointly owned by South African mining companies), which is disclosed in our financial statements, however the Company believes it has the right to a further 6.22% in RRL which is currently being brought to RRL's attention and the Company will contest if this additional interest is not awarded. Mr. T.J. Gwebu our Executive Officer Compliance, is a director of RRL, member of their Remuneration Committee and chairman of their Social and Ethics Committee and Mr. M. Burrell , our Financial Director Ergo, replaced Mr. D.J. Pretorius, our CEO, as an alternate director of RRL and is also a member of their Audit Committee.

Ore Reserves

The tables below set out the Proven and Probable Ore Reserves that are the Group's Ore Reserves as of June 30, 2012, and 2011, in both imperial and metric units. Our Ore Reserves are comprised of our attributable Ore Reserves.

Ore Reserve estimates in this Annual Report are reported in accordance with the requirements of the SEC's Industry Guide 7. Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life of mine business plans within the period of our existing rights to mine, or within the time period of assured renewal periods of our rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See Item 4D.: "Property, Plant and Equipment" for a description of the rights in relation to each mine.

In South Africa, we are legally required to publicly report Ore Reserves and Mineral Resources in compliance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code. The SEC's Industry Guide 7 does not recognize Mineral Resources. Accordingly, we do not include estimates of Mineral Resources in this Annual Report.

Ore Reserve calculations are subject to a review conducted in accordance with SEC Industry Guide 7. Components of the calculations included in the geological models and input parameters of the reserve estimation procedures, were checked. In addition, visual inspection of the planning to deliver an individual block to the metallurgical plant, and the recovery, and deposition of the tailings, took place. A check is also made of the financial input into the costs and revenue to affirm that they are within reasonable limits.

The Ore Reserves are inclusive of diluting materials and allow for losses that may occur when the material is mined. Ore Reserve tons, grade and content are quoted as delivered to the gold plant. There are two types of methods available to select ore for mining. The first is pay-limit, which includes cash costs, including overhead costs, to calculate the pay-limit grade. The second is the cut-off grade which includes cash costs, excluding fixed overhead costs, to calculate the cut-off grade, resulting in a lower figure than the full pay-limit grade. The cut-off grade is based upon direct costs from the mining plan, taking into consideration production levels, production efficiencies and the expected costs. We use the pay-limit to determine which areas to mine, as an overhead inclusive amount that is indicative of the break-even position, especially for marginal mining operations.

The pay-limit approach is based on the minimum in-situ grade of ore blocks, for which the production costs, which includes all overhead costs, including head office charges, are equal to a three-year historical average gold price per ounce for that year. This calculation also considers the previous three years' mining and milling efficiencies, which includes metallurgical and other mining factors and the production plan for the next twelve months. Only blocks above the pay-limit grade are considered for mining. The pay-limit grade is higher than the cut-off grade, because this includes overhead costs, which indicates the break-even position of the operation, especially significant for marginal mines.

When delineating the economic limits to the ore bodies, we adhere to the following guidelines:

- The potential ore to be mined is well defined by an externally verified and approved geological model created using our mining software;

- The potential ore, which is legally allowed to be mined, is also confined by the mine's lease boundaries; and
- A full life of mine business plan (physical 5 year plan) is constructed to mine the ore from existing infrastructure.

Our Ore Reserves figures are estimates, which may not reflect actual reserves or future production. We have prepared these figures in accordance with industry practice, converting mineral deposits to an Ore Reserve through the preparation of a mining plan. The Ore Reserve estimates contained herein inherently include a degree of uncertainty and depend to some extent on statistical inferences which may ultimately prove to have been unreliable.

Reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization.

Our Ore Reserves are prepared using three year average gold prices at the time of reserve determination. In light of the significant increase in gold prices, since fiscal 2006 the Company prepares its life of mine business plans using the prevailing gold price at the time of the reserve determination, which is at the end of the fiscal year.

Gold prices and exchange rates used for Ore Reserves and for our business plan are outlined in the following table.

	2012		**2011**	
	Three-year average	Business Plan	Three-year average	Business Plan
Reserve gold price –$/oz	1,388	1,651	1,121	1,536
Reserve gold price –R/kg	331,792	408,381	276,753	328,155
Exchange rate –R/$	7.44	7.69	7.68	6.65

In fiscal 2012, our attributable Ore Reserves (imperial) decreased by 71% from 6.3 million ounces at June 30, 2011, to 1.8 million ounces at June 30, 2012, primarily as a consequence of the disposal of Blyvoor.

Based on the life of mine business plans, the life of mine for each of our operations at June 30, 2012, are set out in the table below.

	Underground		**Surface**	
Mine	**2012**	**2011**	**2012**	**2011**
Blyvoor[1]	Not applicable	20 years	Not applicable	1 year
Crown	Not applicable	Not applicable	Not applicable[2]	11 years
Ergo[2]	Not applicable	Not applicable	10 years	11 years

Our Ore Reserves as of June 30, 2012 and 2011 are set forth in the table below.

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[1] Blyvoor was sold on June 1, 2012.
[2] Ergo has been restated to include Ergo Mining Proprietary Limited, ErgoGold, Crown and ERPM's surface retreatment operation.

Ore Reserves: Imperial

| | At June 30, 2012 | | | | | | At June 30, 2011 | | | | | |
| | Proven Ore Reserves | | | Probable Ore Reserves | | | Proven Ore Reserves | | | Probable Ore Reserves | | |
	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)
Blyvoor[1]												
Underground	-	-	-	-	-	-	18.44	0.16	2,913	9.06	0.15	1,352
Surface	-	-	-				2.18	0.03	74	-	-	-
Total Blyvoor	**-**	**-**	**-**	**-**	**-**	**-**	**20.62**	**0.14**	**2,987**	**9.06**	**0.15**	**1,352**
Ergo[1][2]												
Surface	135.23	0.01	1,281	51.21	0.01	544	147.46	0.01	1,408	54.90	0.01	589
Total Ergo	**135.23**	**0.01**	**1,281**	**51.21**	**0.01**	**544**	**147.46**	**0.01**	**1,408**	**54.90**	**0.01**	**589**
Total Group												
Underground	-	-	-	-	-	-	18.44	0.16	2,913	9.06	0.15	1,352
Surface	135.23	0.01	1,281	51.21	0.01	544	149.64	0.01	1,482	54.90	0.01	589
Total[3]	**135.23**	**0.01**	**1,281**	**51.21**	**0.01**	**544**	**168.08**	**0.03**	**4,395**	**63.96**	**0.03**	**1,941**

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[1] Proven and Probable Ore reserves for fiscal 2012 and 2011 reflect our attributable 74% interest in Ergo and for fiscal 2011 our attributable 74% in Ergo and Blyvoor.

[2] Ergo's Ore Reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM. Crown has been included under Ergo for fiscal 2012 and 2011.

[3] The Ore Reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

Ore Reserves: Metric

	At June 30, 2012						At June 30, 2011					
	Proven Ore Reserves			Probable Ore Reserves			Proven Ore Reserves			Probable Ore Reserves		
	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)
Blyvoor[1]												
Underground	-	-	-	-	-	-	16.73	5.42	90.61	8.22	5.12	42.06
Surface	-	-	-				1.98	1.16	2.29	-	-	-
Total Blyvoor	**-**	**-**	**-**	**-**	**-**	**-**	**18.71**	**4.97**	**92.90**	**8.22**	**5.12**	**42.06**
Ergo[1][2]												
Underground	-	-	-	-	-	-	-	-	-	-	-	-
Surface	122.68	0.32	39.83	46.46	0.36	16.92	133.78	0.31	43.79	49.81	0.37-	18.32
Total Ergo	**122.68**	**0.32**	**39.83**	**46.46**	**0.36**	**16.92**	**133.78**	**0.31**	**43.79**	**49.81**	**0.37**	**18.32**
Total Group												
Underground	-	-	-	-	-	-	16.73	5.42	90.61	8.22	5.12	42.06
Surface	122.68	0.32	39.83	46.46	0.36	16.92	135.76	0.34	46.08	49.81	0.37	18.32
Total[3]	**122.68**	**0.32**	**39.83**	**46.46**	**0.36**	**16.92**	**152.49**	**0.90**	**136.69**	**58.03**	**1.04**	**60.38**

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[1] Proven and Probable Ore Reserves for fiscal 2012 reflect our attributable 74% interest in Ergo and for fiscal 2011 our attributable 74% in Ergo and Blyvoor.

[2] Ergo's Ore Reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM. Crown has been included under Ergo for fiscal 2012 and 2011.

[3] The Ore Reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

The measurement and classification of our Proven and Probable Ore Reserves are sensitive to the fluctuation of the gold price. If we had used different gold prices than the three-year average prices at the time of reserve determination as of June 30, 2012, 2011 and 2010 respectively, we would have had significantly different reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different gold prices, our attributable Ore Reserves as of June 30, 2012, 2011 and 2010 would be as follows:

Year ended June 30, 2012	Three-year average price	Business Plan at prevailing price	10% Below prevailing price	10% Above prevailing price
Rand gold price per kilogram	331,792	408,381	367,543	449,219
Dollar gold price per ounce	1,388	1,651	1,486	1,816
Attributable ore reserves (million ounces)	1.8	1.8	1.8	2.1

Year ended June 30, 2011	Three-year average price	Business Plan at prevailing price	10% Below prevailing price	10% Above prevailing price
Rand gold price per kilogram	276,753	328,155	295,340	360,971
Dollar gold price per ounce	1,121	1,536	1,382	1,690
Attributable ore reserves (million ounces)	6.3	7.3	6.7	7.8

Year ended June 30, 2010	Three-year average price	Business Plan at prevailing price	10% Below prevailing price	10% Above prevailing price
Rand gold price per kilogram	236,752	306,081	275,473	336,689
Dollar gold price per ounce	926	1,244	1,120	1,368
Attributable ore reserves (million ounces)	6.0	7.3	6.8	7.8

The approximate mining recovery factors for the 2012 ore reserves shown in the above table are as follows:

	Surface	
Mine	Mine Call Factor (%)	Metallurgical and recovery factor (%)
Crown[1]	100.0	59.1
Ergo	100.0	38.4

The approximate mining recovery factors for the 2011 ore reserves shown in the above table are as follows:

	Underground			Surface	
Mine	Dilution (Sundries, Shortfall and Development) (%)	Mine Call Factor (%)	Metallurgical and recovery factor (%)	Mine Call Factor (%)	Metallurgical and recovery factor (%)
Crown[1]	Not applicable	Not applicable	Not applicable	100.0	59.3
Ergo	Not applicable	Not applicable	Not applicable	100.0	39.3
Blyvoor	23.2	81.0	92.3	100.0	40.6

The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2012 and 2011, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.

Mine	Proven Reserves	Probable Reserves
Blyvoor	16 ft. by 24 ft.	20 ft. by 20 ft.
Ergo	328 ft. by 328 ft.	328 ft. by 328 ft.

The pay-limit grades based on the three year average dollar price for gold and costs used to determine reserves as of

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[1] Crown has been included under Ergo for reporting purposes during fiscal 2012 but is disclosed separately above due to the different mettalurgical and recovery factor.

June 30, 2012, are as follows:

| | Underground | | Surface | |
Mine	Pay-limit grade (g/t)	Costs used to determine pay-limit grade (R/t)	Pay-limit grade (g/t)	Costs used to determine pay-limit grade (R/t)
Crown[1]	Not applicable	Not applicable	0.27	64.91
Ergo	Not applicable	Not applicable	0.19	29.42

The pay-limit grades and costs used to determine reserves as of June 30, 2011, are as follows:

| | Underground | | Surface | |
Mine	Pay-limit grade (g/t)	Costs used to determine pay-limit grade (R/t)	Pay-limit grade (g/t)	Costs used to determine pay-limit grade (R/t)
Blyvoor	7.94	1,284.34	0.27	30.04
Crown[1]	Not applicable	Not applicable	0.52	84.86
Ergo	Not applicable	Not applicable	0.24	25.60

We apply the pay-limit approach to the mineralized material database of our various shafts or business units in order to determine the tonnage and grade available for mining.

Governmental regulations and their effects on our business

South Africa

Common Law Mineral Rights and Statutory Mining Rights

Prior to the introduction of the Minerals and Petroleum Resources Development Act, or MPRD Act, in 2002, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Under the old regime, the term freehold title refers to a right of ownership of land and the surface thereof and the term "mining title" refers to a right of ownership of the minerals below the surface or the right to mine such minerals. With effect from May 1, 2004, all minerals have been placed under the custodianship of the South African government under the provisions of the MPRD Act, and old order proprietary rights need to be converted to new order rights of use within certain prescribed periods, as dealt with in more detail below.

Old Order Rights - Mining Authorizations

Schedule II of the MPRD Act allows the Minister to issue or grant, on application, the appropriate rights referred to in the section concerned over the same mineral on the same land which is the subject of the old order right. By way of example, holders of unused old order rights had for a period of one year from the effective date of the MPRD Act the exclusive right to apply for an appropriate right in terms of item 8 of Schedule II. Once an old order right is lodged for conversion at the Department of Mineral Resources (DMR), it remains in force until it is converted. The old order right ceases to exist upon the conversion of the old order right and the registration of the new right into which the old order right was converted.

Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002

Existing old order rights, whether statutorily or in terms of common law, need to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRD Act. In respect of used old order mining rights, the DMR is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and the social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRD Act on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Under the MPRD Act, mining rights are not perpetual, but endure for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years. Prospecting rights are limited to five years, with one renewal of three years. Applications for conversion of our old order rights have been submitted to the DMR During this period, we are permitted to continue to operate under the terms and conditions of the old order rights which we hold. As at September 30, 2012,

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[1] Crown has been included under Ergo in fiscal 2012 for reporting purposes but is disclosed separately above due to the different pay-limit grades and costs.

a substantial portion of our old order mining rights' conversion to new order mining rights have been approved, but is yet to be issued by the DMR.

Mining royalties

Royalties from mining activities became payable to the state, as from March 1, 2010, under provisions contained in the Mineral and Petroleum Resources Royalty Act, or the Royalty Act. The most significant feature of the Royalty Act is that the royalty is to be determined in accordance with a formula based system and no longer to be a predetermined specific rate for the different types of minerals. The royalty is deductible for normal income tax purposes.

The Royalty Act defines the tax base as gross sales excluding the transportation and handling costs of the final product. The final product can be either the "refined" or "unrefined" mineral depending on the nature of the mineral in question. There has been general consensus that a formula derived mineral royalty rate regime is more equitable and provides the necessary relief for mines during times of difficulties, e.g. low commodity prices and mines that become marginal due to low grades. The formula-based mineral royalty rate regime also ensures that the State shares in the benefits of higher commodity prices. The State thus shares in the downside risks, when mines become marginal, and in the upside benefits during times of high commodity prices. Based on comments received the formulae were adjusted to take into account the capital intensive nature of certain mining operations, especially Gold mining and Oil and Gas. The formulae use earnings before income tax, or EBIT, with 100 percent capital expensing. Given that a distinction is drawn between refined and unrefined minerals, the mineral royalty percentage rates (Y%) is based on the following formulae:

For refined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 12.5)) multiplied by 100]. This rate is capped at a maximum of 5.0% and minimum of 0.5%.

For unrefined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 9.0)) multiplied by 100]. This rate is capped at a maximum of 7.0% and minimum of 0.5%.

For the purpose of calculating the royalty percentage rates a negative EBIT will be set equal to zero.

The Broad Based Socio-Economic Empowerment Charter

In order to promote broader based participation in mining revenue, the MPRD Act provides for a Mining Charter to be developed by the Minister within six months of commencement of the MPRD Act, beginning May 1, 2004. The Mining Charter was initially published in August 2004 and its objectives include:

- increased direct and indirect ownership of mining entities by qualifying parties as defined in the Mining Charter;
- expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
- expansion of the skills base of such persons, the promotion of employment and advancement of the social and economic welfare of mining communities; and
- promotion of beneficiation.

The Mining Charter sets certain numerical and timeframe goals on equity participation by historically disadvantaged South Africans of South African mining assets. It recommends that these are achieved by, among other methods, disposal of assets by mining companies to historically disadvantaged persons on a willing seller, willing buyer basis at fair market value. The goals set by the Mining Charter require each mining company to achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years from May 1, 2004. It also sets out guidelines and goals in respect of employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years from May 1, 2004. Compliance with these objectives is measured on the weighted average "scorecard" approach in accordance with a scorecard which was first published in or around August 2010.

The Mining Charter and the related scorecard are not legally binding and, instead, simply state a public policy. However, the DMR places significant emphasis on the compliance therewith. The Mining Charter and scorecard, have a decisive effect on administrative action taken under the MPRD Act.

In recognition of the Mining Charter's objectives of transforming the mining industry by increasing the number of black people in the industry to reflect the country's population demographics, to empower and enable them to meaningfully participate in and sustain the growth if the economy, thereby advancing equal opportunity and equitable income distribution, we have achieved our commitment to ownership compliance with the MPRD Act through our existing black economic empowerment structure with Khumo Gold and the DRDSA Empowerment Trust. Our black economic empowerment partners, Khumo Gold and the DRDSA Empowerment Trust, hold 20% and 6% respectively in our operating subsidiary, EMO. (See Item 4A.: "History and Development of the Company").

Mine Health and Safety Regulation

The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and to this end, imposes various duties on us at our mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. There are amendments to the act currently before parliament to ratify the stopping of production and increase punitive measures including increased financial fines and legal liability of mine management. Some of the more important new provisions in the bill as approved by the Portfolio Committee are a new section 50(7A) that obliges an inspector to impose a prohibition on the further functioning of a site where a person's death, serious injury or illness to a person, or a health threatening occurrence has occurred; a new section 86A(1) creating a new offence for any person who contravenes or fails to comply with the provisions of the Mine Health and Safety Act thereby causing a person's death or serious injury or illness to a person. Subsection (3) further provides that (a) the "fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission"; and that (b) "the defense of ignorance or mistake by any person accused cannot be permitted"; or that (c) "the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted"; a new section 86A(2) creating an offence of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offence and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned; or did not take all reasonable steps to prevent the performance or an omission. The maximum fines have also been increased. Any owner convicted in terms of section 86 or 86A may be sentenced to "withdrawal or suspension of the permit" or to a fine of R3 million or a period of imprisonment not exceeding five years or to both such fine and imprisonment, while the maximum fine for other offences and for administrative fines have all been increased, with the highest being R1 million.

Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers from the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal 2012, we contributed approximately R18.2 million under the COID Act to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

Under the Occupational Diseases in Mines and Works Act, 1973 (as amended), or the Occupational Diseases Act, the multi-employer fund pays compensation to employees of mines performing "risk work," usually in circumstances where the employee is exposed to dust, gases, vapors, chemical substances or other working conditions which are potentially harmful, or if the employee contracts a "compensatable disease," which includes pneumoconiosis, tuberculosis, or a permanent obstruction of the airways. No employee is entitled to benefits under the Occupational Diseases Act for any disease for which compensation has been received or is still to be received under the COID Act. Currently the Group is compliant with these payment requirements, which are based on a combination of the employee costs and claims made during the fiscal year.

Uranium and radon are often encountered during the ordinary course of gold mining operations in South Africa, and present potential risks for radiation exposure of workers at those operations and the public to radiation in the nearby vicinity. We monitor our uranium and radon emissions and believe that we are currently in compliance with all local laws and regulations pertaining to uranium and radon management and that we are within the current legislative exposure limits prescribed for workers and the public, under the Nuclear Energy Act, 1999 (as amended) and Regulations from the National Nuclear Regulator.

Environmental Regulation

Managing the impact of mining on the environment is extensively regulated by statute in South Africa. Recent statutory enactments set compliance standards both generally, in the case of the National Environmental Management Act, and in respect of specific areas of environment impact, as in the case of the Air Quality Act 2004, the National Water Act (managing effluent), and the Nuclear Regulator Act 1999. Liability for environmental damage is also extended beyond the corporate veil to impose personal liability on managers and directors of mining corporations that are found to have violated applicable laws.

The impact on the environment by mining operations is extensively regulated by the MPRD Act. The MPRD Act has onerous provisions for personal liability of directors of companies whose mining operations have an unacceptable impact on the environment.

Mining companies are also required to demonstrate both the technical and financial ability to sustain an ongoing environmental management program, or EMP, and achieve ultimate rehabilitation, the particulars of which are to be incorporated in an EMP. This program is required to be submitted and approved by the DMR as a prerequisite for the issue of a new order mining right. Various funding mechanisms are in place, including trust funds, guarantees and concurrent rehabilitation budgets, to fund the rehabilitation liability.

The MPRD Act imposes specific, ongoing environmental monitoring and financial reporting obligations on the holders of mining rights.

Because of the diverse nature of our operations, ranging from underground mining to surface reclamation activities, environmental risks vary from site to site. These risks have been addressed in EMP's which have been submitted to the DMR for approval. Additionally, key environmental issues have been prioritized and are being addressed through active management input and support as well as progress measured in terms of activity schedules and timescales determined for each activity.

Our existing reporting and controls framework is consistent with the additional reporting and assessment requirements of the MPRD Act.

Financial Provision for Rehabilitation

We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for each operation and funds held in insurance instruments. Funds are irrevocably contributed to trusts that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust, to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30, 2012, we held a total of R106.3 million (2011: R134.2 million) in trust, the balance held in each fund being Rnil (2011: R33.5 million) for Blyvoor, R24.3 million (2011: R23.0 million) for Durban Deep, R59.6 million (2011: R56.5 million) for Crown, R22.4 million (2011: R21.2 million) for ERPM. Trustee meetings are held as required, and quarterly reports on the financial status of the funds, are submitted to our board of directors.

The financial provisions for West Wits and Durban Deep have been consolidated into a single rehabilitation trust. The West Wits financial provision has been impaired as at June 30, 2010, 2011 and 2012, because it will be transferred along with the rehabilitation liability over the West Wits mining rights which have been disposed of.

We address shortfalls in the funds by accruing trust investment income for the benefit of the funds by replenishing it with the proceeds from the sale of redundant mining equipment at the end of the life of the mine and gold from mine cleanup. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations.

Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the life of mine, the MPRD Act assumes a fully compliant fund at any given time in the production life of a mine. The DMR appears to have taken a practical approach in dealing with this change, and has indicated that the traditional ring fencing of funds may, for investment purposes be relaxed, and that insurance instruments may also be received subject to the DMR's consent, to make up the shortfall in available cash funds. The Company has subsequently made use of approved insurance products for a portion of its rehabilitation liabilities. As of June 30, 2012, we held a total of R59.3 million (2011: R8.3 million) in funds held in insurance instruments.

The aggregate group rehabilitation, reclamation and closure cost provision was R504.3 million at June 30, 2012, compared to R490.2 million at June 30, 2011. This has been included in the provision for environmental rehabilitation, restoration and closure in our financial statements as at June 30, 2012.

4C. ORGANIZATIONAL STRUCTURE

The following chart shows our principal subsidiaries (excludes dormant companies in the process of being deregistered) and joint venture as of September 30, 2012. All of our subsidiaries are incorporated in South Africa. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries. In addition, DRDGOLD holds a 50% joint venture interest in Chizim Gold which is incorporated in Zimbabwe.



4D. PROPERTY, PLANT AND EQUIPMENT

DRDGOLD OPERATIONS
SEPTEMBER 30, 2012



Location of operations
and exploration projects
Ergo Mining Proprietary Limited
Johannesburg
Benoni
Brakpan
Carletonville
ERPM Exts 1 & 2
Nigel
Vereeniging
Potchefstroom
Klerksdorp
50km
ZIMBABWE
Kariba
Victoria Falls
LENNY & ASCOT
JOHNBULL
ZHOMBE
Mutare
Gweru
KT
Beitbridge
Gauteng
North
West
Pretoria
Johannesburg
Freestate
SOUTH
AFRICA
Bloemfontein
Legend:
Cities and towns
Operations
Exploration projects

Description of Significant Subsidiaries, Properties and Mining Operations

Witwatersrand Basin Geology

Blyvoor, which was sold on June 1, 2012, is predominantly an underground operating mine located within a geographical region known as the Witwatersrand Basin, exploiting gold bearing reefs in addition to certain surface sources. Ergo, which consists of the ErgoGold, Crown and ERPM's Cason operations are also located within the Witwatersrand Basin. Crown exploits various surface sources, including sand and slime tailings deposited as part of historical mining operations. ERPM, which halted its underground mining operation in October 2008, continues as a surface operation processing sand from the Cason Dump as part of the Ergo operating segment. Ergo is a surface retreatment operation which is currently processing slime tailings from the Elsburg tailings facility, which were historically deposited by ERPM's underground mining operation.

The Witwatersrand Basin comprises a 4 mile (6 kilometers) vertical thickness of sedimentary rocks situated within the Kaapvaal Craton, extending laterally for approximately 186 miles (299 kilometers) East-Northeast and 62 miles (100 kilometers) South-Southeast. The sedimentary rocks generally dip at shallow angles towards the center of the basin, though locally this may vary. The Witwatersrand Basin is Achaean in age and the sedimentary rocks are considered to be approximately 2.7 to 2.8 billion years old.

Gold mineralization in the Witwatersrand Basin occurs within horizons termed reefs. These occur within seven separate goldfields located along the eastern, northern and western margins of the basin. These goldfields are known as the Evander Goldfield, the East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield. As a result of faulting and other primary controls of mineralization, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 6 feet (2 meters) thick but, in certain instances, these deposits form stacked clastic wedges which are hundreds of feet thick.

The gold generally occurs in native form within the various reefs, often associated with pyrite and carbon.

Ergo (continuing operations)

Overview

We own 74% of EMO, which in turn owns 100% of Ergo. Ergo is a surface tailings retreatment operation consisting of the Crown Central, City Deep, Knights (also previously referred to as Crown), ERPM's Cason operation and Ergo (also previously referred to as ErgoGold) business units which are collectively referred to as Ergo. ERPM's Cason Dump surface tailings retreatment operation is expected to continue to operate until 2014 under the management of Ergo based on the current rate of retreatment of approximately 186,000 tpm. Ergo undertakes the retreatment of surface sources deposited as tailing from non-operating mining sites across central and east Johannesburg. In order to improve synergies, effect cost savings and a simpler group structure, DRDGOLD announced on July 3, 2012, the restructuring of the group's surface operations (Crown, ErgoGold and surface assets of ERPM) into Ergo (effective July 1, 2012).

At June 30, 2012, Ergo had 2,157 employees, including contractors.

Properties

Ergo's operations are located approximately 43 miles (70 kilometers) east of the Johannesburg's central business district in the province of Gauteng. Access to the Brakpan plant is via the Ergo Road on the N17 Johannesburg-Springs motorway.

Crown is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations. It has mining rights to 5,787 acres (2,342 hectares) and has the right to occupy 1,490 acres (603 hectares) of freehold property. Crown is in the process of converting these old order rights to new order rights under the MPRD Act. At Crown, the Lycaste dump prospecting right has been approved, the Top Star dump, City Deep, Crown Mines, Consolidated Main Reef and Knights mining rights have been approved. An application has been submitted to the DMR for the Crown mining rights to be consolidated.

The Crown Central operation is located on the West Wits line within the Central Goldfield of the Witwatersrand Basin, approximately 6 miles (10 kilometers) west of the Johannesburg central business district in the province of Gauteng. Access is via Xavier Road on the M1 Johannesburg-Kimberley-Bloemfontein highway. The City Deep operation is located on the West Wits line within the Central Goldfields of the Witwatersrand Basin, approximately 3 miles (5 kilometers) south-east of the Johannesburg central business district in the province of Gauteng. Access is via the Heidelberg Road on the M2 Johannesburg-Germiston motorway. The Knights operation is located at Stanley and Knights Road Germiston off the R29 Main Reef Road.

History of Ergo

2007   Ergo was founded as an EMO and Mintails SA joint venture.

On August 6, 2007, the joint venture parties entered into a sale of assets agreement with AngloGold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of the Ergo plant for a consideration of R42.8 million. Additional agreements were concluded with AngloGold Ashanti on November 14, 2007 for the acquisition by Ergo of additional tailings properties and the Withok deposition complex for a payment of R45.0 million.

2008   Ergo Phase 1 was launched comprising the refurbishment and recomissioning of the Ergo plant's first CIL circuit and the retreatment of the Elsburg and Benoni tailings complexes.

DRDGOLD acquires Mintails SA's stake in ErgoGold for R277.0 million.

2009   Ergo Phase 1 commissioning continues; first feeder line to the Ergo Plant from Elsburg tailings complex comes into operation.

Ergo Phase 2 exploration drilling for gold, uranium and acid completed.

2010   DRDGOLD acquired control of Ergo through the acquisition of Mintails SA's 50% in Ergo for R82.1 million.

Ergo Phase 1 production ramp-up nears completion with the installation of the second Elsburg tailings complex feeder line to the Ergo plant. Construction of the Crown/Ergo pipeline commenced.

2011   Construction of the Crown/Ergo pipeline continued and the second CIL circuit of the Ergo plant was refurbished as part of the Crown/Ergo pipeline project.

2012   The construction of the Crown/Ergo pipeline and second CIL circuit of the Ergo plant was completed.

In order to improve synergies, effect cost savings and a simpler group structure DRDGOLD announced, on July 3, 2012, the restructuring of the group's surface operations into Ergo which took place on July 1, 2012.

Construction of the Ergo flotation/fine-grind plant commenced and is expected to be fully commissioned by July 2013.

History of Crown (consolidated into Ergo on July 1, 2012)

1979   Rand Mines Limited directors approved the formation of the company Rand Mines Milling and Mining Limited (RM3) to treat the surface gold tailings created from the underground section of the original Crown Mines, which had been in operation since the start of gold mining on the Witwatersrand in the late 1800's.

1982   First plant commissioned at Crown Mines to process surface material.

1986   Second plant commissioned at City Deep to process surface material.

1997   Randgold Exploration Limited and Continental Goldfields of Australia entered into a joint venture with the intention to establish a company that would acquire dump retreatment operations on the Witwatersrand. This resulted in the formation of Crown Consolidated Gold Recoveries Limited, or CCGR, which was incorporated as a public company in South Africa in May 1997. Crown was a wholly owned subsidiary of CCGR and consists of the surface retreatment operations of Crown Central, City Deep and Knights.

1998   We purchased 100% of CCGR.

2002   Khumo Bathong Holdings Proprietary Limited (KBH) purchased 60% of Crown. We were appointed as joint manager of the operation with KBH.

2005   On July 6, 2005 we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African Operations.

On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a 15% interest in a newly created vehicle, EMO, which includes 100% of ERPM, Crown and Blyvoor. We owned an 85% interest in EMO.

2006   On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in EMO.

On August 28, 2006, we concluded an agreement with AngloGold Ashanti to purchase the Top Star Dump.

2008   The Department of Mineral Resources issued in favour of Crown a mining right for gold recovery over the Top Star Dump.

2009   The reclamation of the Top Star Dump commenced in December 2008. Crown also commenced with the reduction of volumes to 400,000 tpm to implement the planned Crown Tailings Deposition Facility closure plan.

2010   The surface circuit of ERPM was incorporated into Crown for reporting purposes. Crown's operating and financial results for fiscal 2009 and fiscal 2008 were restated for comparative reporting purposes.

Board approval was obtained to construct a pipeline to the Ergo tailings deposition site to enable Crown to restore its deposition capacity to 600 000tpm. Restored deposition capacity provides the operation with the opportunity to bring to account potential new ore reserves.

2011   Construction of the pipeline to the Ergo tailings deposition site continued and was scheduled for completion in December 2011.

2012   Construction of the pipeline to the Ergo tailings deposition site was completed. On July 1, 2012, Crown sold its mining assets, mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo.

Mining and Processing

Ergo undertakes the retreatment of surface sources deposited as tailings from non-operational mining sites from east to west, just to the south of Johannesburg's central business district.

Material processed by Ergo is sourced from numerous secondary surface sources namely, sand and slime. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period of time the material was deposited. Archive material is a secondary source of gold bearing material. This material is generally made up of old gold metallurgical plant sites as well as "river bed" material.

The four metallurgical plants, known as Ergo, Crown Mines, City Deep and Knights, have an installed capacity to treat approximately 24.0 million tons of material per year. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits.

In addition to the four metallurgical plants, Ergo's assets include access to some 750Mt to 900Mt of tailings deposited across the western, central and eastern Witwatersrand; the Crown milling and pump station close to the Johannesburg central business district; a 50km pipeline; and tailings deposition facilities including the significant Brakpan tailings facility.

The feed stock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills and Carbon-in-Leach, or CIL, technology to extract the gold.

Ergo Plant: The refurbishment of the first CIL circuit at the Ergo plant now has the capacity to treat an estimated 15Mt of tailings a year. The expansion of the gold plant by refurbishing the second CIL circuit has increased the capacity to treat an estimated 21Mt per year. The Ergo flotation/fine-grind plant project which will be fully commissioned by July 2013, will assist in liberating the gold particles currently encapsulated in the sulphides. The circuit will enable the Ergo plant to achieve improved gold recoveries of between 16% to 20%.

City Deep Plant: Commissioned in 1987, this surface/underground plant comprises a circuit including screening, primary, secondary and tertiary cycloning in closed circuit milling, thickening, oxygen preconditioning, CIL, elution and zinc precipitation followed by calcining and smelting to doré. Retreatment is continuing at the City Deep Plant for the time being, but the plant will be decommissioned during fiscal 2013 to operate as a milling and pump station and will pump material to the Ergo Plant for retreatment.

Crown Mines Plant: Commissioned in 1982, this surface/underground plant has already been modified and comprises a circuit including screening, primary cycloning, open circuit milling, thickening, oxygen preconditioning, CIP and CIL, elution, zinc precipitation followed by calcining and smelting to doré. In June 2012, the gold extraction portion of the Crown plant was discontinued and all material is now only screened, milled and thickened. This material is then pumped to the Ergo plant for the final extraction of gold.

Knights Plant: Commissioned in 1988, this surface/underground plant comprises a circuit including screening, primary cycloning, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electro-winning and smelting to doré. The Knights plant, although historically part of the Crown operation, is located further east and considerably closer to the Brakpan Tailings Facility. Knights is therefore continuing to treat the nearby Cason dump and due to its location, is able to access the Brakpan tailings facility to deposit waste.

Electricity to Ergo is supplied from various Eskom supply points for the reclamation units and the tailings storage facilities. The plant is supplied from the national power grid via a secured source from the Ekurhuleni Council of 11,000 volts. Plant sub stations are stepped down to 6,600 volts before being further reduced to 525 volts for the motor control purposes.

Electricity is supplied to the Crown Central and City Deep business units from separate substations referred to as Jupiter and No. 15 Shaft Crown Mines, and for Knights by the Ekhurhuleni Town Council. Electricity is supplied directly from the national power grid to the substation and town council at 44,000 volts. Substations, located on mine sites, transform the power to 6,600 volts for direct supply to the plants. The power supply is further reduced to 525 volts for smaller devices and equipment. For Crown Central and City Deep, the average annual power consumption is about 72 GWHr and the maximum demand is about 8.0 MW. For Knights the average annual power consumption is about 36 GWHr and the maximum demand is about 7.0 MW.

As of June 30, 2012, the net book value of Ergo's mining assets was R1,569.1 million.

During fiscal 2012, capital expenditure was mainly directed towards the Crown/Ergo pipeline and Ergo flotation/fine-grind plant project. The 50 kilometer Crown/Ergo pipeline links the Crown Mines and City Deep plants to Ergo's Brakpan tailings facility, while the Ergo flotation/fine-grind plant is expected to improve gold recoveries by between 16% to 20%.

The following capital expenditure was incurred at Ergo in fiscal 2012, 2011 and 2010:

	Year ended June 30,		
	2012	**2011**	**2010**
	R'000	**R'000**	**R'000**
Crown/Ergo Pipeline Project	33,869	119,731	29,564
CMR dump	57	2,069	-
4A11 dump	-	10,232	-
Angelo Pan reclamation	2,995	-	-
Vehicles and equipment	112	489	1,635
Tailings management	14,196	15,567	13,823
New water line to Angelo Pan and Rocsherville	35,068	-	-
Crown/City Slurry line upgrade	13,916	-	-
Purchase of Anglogold Ashanti assets	-	-	33
Refurbishment of the Ergo plant and second leach section	15,460	29,379	8,167
Ergo flotation/fine-grind plant	38,510	-	-
Reclamation stations, pipeline and pumps	-	-	38,432
Brakpan tailings facility	50,733	27,705	19,906
IT Infrastructure	-	-	41
Tower crane	5,573	-	-
Ekurhuleni Business Development Academy (EBDA) training facility	189	-	397
Other	7,194	161	2,535
	217,872	205,333	114,533

Exploration and Development

Exploration and development activity at Ergo involves the drilling of existing surface dumps and evaluating the potential gold bearing surface material owned by third parties that could be processed on a full treatment basis or purchased outright by Ergo. Exploration drilling has been done to define the uranium potential of the Elsburg complex. Independent competent person reports on uranium, sulphur and gold for the Elsburg proven and probable ore reserves have been compiled.

A feasibility study regarding the deposition of the Crown tailings on the Brakpan tailings facility was completed in fiscal 2010 and R43 million was approved for the extension of the Brakpan tailings complex to accommodate the Crown tailings. The extension of the Brakpan tailings facility was completed during February 2012 and all the Crown, City, Knights and Elsburg tailings are now being deposited on the Brakpan tailings facility.

Environmental and Closure Aspects

Ergo operates at sites located in close proximity to significant municipal infrastructure, commercial and residential development. The major environmental risks are associated with dust from various recovery sites, and effective management of relocated process material on certain tailings dams. The impact of windblown dust on the surrounding environment and community is addressed through a scientific monitoring and evaluation process, with active input from the University of Witwatersrand and appropriate community involvement. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants and applied specifically to each dust sample recovery monitoring site and integrated into Ergo's internal environmental assessment process. Although Ergo completed a project for thickening re-processed tailings, there also remains a risk of localized sloughing which can result in that section of the tailings dam required to be closed temporarily, with repair work being done to the dam wall. Water pollution is controlled by means of a comprehensive system of return water dams which allow for used water to be recycled for use in Ergo's metallurgical plants. Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. Ergo has an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams) are maintained at levels that are sensitive to that capacity of return water dams

Dust pollution is controlled through an active environmental management program for the residue disposal sites and chemical and organic dust suppression on recovery sites. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Additionally, environmentally friendly dust suppressants, such as molasses, are applied. Dust fall-out is also monitored. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings followed by the application of lime, to reduce the natural acidic conditions, and fertilizer to assist in the growth of vegetation planted on the tailings dam.

A program of environmental restoration that provides for the rehabilitation of areas affected by mining operations during the life of the mine is in place. The surface reclamation process at Ergo has several environmental merits as it has removed a potential pollution source and opens up land for development. Crown has conducted its environmental management program performance assessment, which was submitted to and approved by the DMR during fiscal 2005. Crown has updated its EMP in compliance with the MPRD Act and submitted it to the DMR for approval.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for Ergo and Crown, in current monetary terms as at June 30, 2012, is approximately R168.3 million and R247.1 million, respectively. A total of R59.6 million has been contributed to the Crown Rehabilitation Trust Fund, while a total of R21 million has been contributed by Ergo to funds held in insurance instruments. The Crown Rehabilitation Trust Fund is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ore Reserves and Life of Mine

As at June 30, 2012, our 74% share of the Proven and Probable Ore Reserves of Ergo was 1.8 million ounces. In fiscal 2011, our 74% share of Proven and Probable Ore Reserves of Ergo was 2.0 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Ergo, Mr. Vivian Labuschagne and Mr. Clive Mervyn Brett are the appointed Mineral Resource competent persons. The current life of mine business plan is estimated to be ten years.

Current Production

In fiscal 2012, production decreased to 135,708 ounces from 144,065 ounces in fiscal 2011 as a result of a 9% decrease in grade to 0.20g/t. The decrease in grade was due to of the conclusion of reclamation from the high-grade Top Star and Menells dumps. Throughput increased by 6% from 20,326,000 tonnes to 21,603,000 tonnes.

Cash costs in fiscal 2012 increased to $1,094 per ounce from $974 per ounce in fiscal 2011, due mainly to lower gold production and above inflation increases in the cost of electricity and labor.

The following table details our attributable share of the production results from Ergo for the past fiscal year:

	2012	**2011**	**2010**
Production (imperial)			
Surface operations			
Ore mined ('000 tons)	23,811	22,407	20,932
Recovered grade (oz/ton)	0.006	0.006	0.006
Gold produced (ounces)	135,708	144,065	134,742
Results of Operations (R)			
Revenue ('000)	1,764,191	1,379,459	1,129,113
Operating costs ('000)	1,141,973	972,479	873,743
Cash operating cost ('000) [1]	1,151,400	980,746	869,918
Cash cost per ounce of gold ($)[1]	1,094	974	848
Total cost per ounce of gold ($)[1]	1,341	1,140	1,009

ERPM

Overview

We own 74% of ERPM, which is consolidated as a subsidiary, through our 74% holding in EMO. ERPM consists of an underground section and the Cason Dump surface retreatment operation. Underground mining at ERPM was halted in October 2008 and is included in 'Corporate head-office and all other' in the financial statements for segmental reporting purposes. The Cason Dump surface retreatment operation will continue to operate until June 2014 under the management of Ergo based on the current rate of production of approximately 196,700tpm and has been included under Ergo in the financial statements for segmental reporting purposes.

At June 30, 2012, ERPM had 39 employees, including contractors.

---

[1] Cash operating cost, cash cost per ounce and total cost per ounce of gold are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation of operating costs see Item 5A.: "Operating Results."

Property

ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg. Access is via Jet Park Road on the N12 Boksburg-Benoni highway. Historically underground mining and recovery operations comprised relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, is conducted through the Knights metallurgical plant, tailings deposition facilities and associated facilities. Until underground mining was halted in October 2008, the mine exploited the conglomeratic South Reef, Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area. ERPM operates under mining license ML5/1997 in respect of statutory mining and mineral rights.

At June 30, 2012, the net book value of ERPM's mining assets was R14.1 million, representing the Cason surface retreatment operation, reported under the Ergo segment.

History

1895	Formation of East Rand Proprietary Mines Limited.
1991	The FEV shaft was commissioned.
1999	East Rand Proprietary Mines Limited was liquidated in August 1999. The mine was run by a small number of employees during liquidation. Underground flooding continued during liquidation.
2000	KBH took over control of the mine in January 2000. Operating as Enderbrooke Investments Proprietary Limited, or Enderbrooke, and employing an outside contractor, the mine re-commenced mining operations in February 2000.
2002	Crown purchased 100% of ERPM, from Enderbrooke.
2003	An underground fire occurred at FEV Shaft, in February 2003. There was also the loss of Hercules Shaft in June 2003 and the loss of a secondary outlet at the FEV shaft in November 2003.
2004	In July 2004 it was determined that the underground section would undergo a controlled closure program ending March 2005. The closure program was prevented by a reduction in costs and improved productivity at the mine.
2005	Central Shaft placed on care and maintenance. On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African operations. On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a 15% interest in a newly created vehicle, EMO, which includes 100% of ERPM, Crown and Blyvoor. We owned an 85% interest in EMO.
2006	On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in EMO. A prospecting right covering an area of 1,252 hectares (3,093 acres) of the neighboring Sallies lease area, referred to as ERPM Extension 1 was granted by the DMR.
2007	A prospecting right, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DMR. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres).
2008	On April 25, 2008, ERPM gave notice of intention to restructure the work force due to operational requirements and 239 employees were retrenched during June 2008. On October 23, 2008, ERPM announced the suspension of drilling and blasting operations underground, following the cessation of pumping of underground water at the South West Vertical shaft on October 6, 2008 for safety reasons following the deaths of two employees. On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of ERPM, and to proceed with a consultation process in terms of Section 189A of the Labor Relations Act to determine the future of the mine's 1,700 employees.
2009	In January 2009, consultations in terms of Section 189A of the Labor Relations Act regarding the future of employees affected by the placing on care and maintenance of the underground operations were concluded and 1,335 employees were retrenched. In August 2009 the care and maintenance of the underground operations was discontinued.
2010	ERPM's surface operation, the Cason Dump, was incorporated into Crown for reporting purposes.
2012	On July 1, 2012, ERPM sold all of its surface mining assets (excluding its 50% interest in Ergo) and its 65% interest in ErgoGold to Ergo in exchange for shares in Ergo.

Mining and Processing

Underground mining operations at ERPM comprised of two vertical shafts known as FEV Shaft and the Central Shaft. There were also three additional shafts namely the South East Vertical Shaft, or SEV Shaft, used for the transport of employees and materials and the hoisting of rock, the South West Vertical, or SWV, Shaft and the Hercules Shaft that were used for water pumping only. The Cason Dump was used for the retreatment of surface material mined from the defunct Cason shaft.

On October 23, 2008, drilling and blasting operations were suspended after the cessation of pumping of underground water at SWV Shaft on October 6, 2008 for safety reasons following the deaths of two employees at the shaft on September 19, 2008. Although the FEV Shaft where production was taking place was sealed off from water ingress from the SWV Shaft, the pumps at FEV Shaft were no longer able to cope with rising water, which included the water resulting from the ice sent underground every day to cool down the underground working places. Without being able to continue to supply ice underground for this purpose, the underground temperature would become unacceptably high and it would not have been safe for employees to continue work underground at the FEV shaft.

On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of ERPM, and to proceed with a consultation process in terms of Section 189A of the Labor Relations Act to determine the future of the mine's 1,700 employees. In January 2009, the consultations were concluded and 1,335 employees were retrenched. On August 20, 2009, care and maintenance of the underground operations was stopped.

Electricity to ERPM is provided to the Cason Dump, SEV and FEV Shafts from the Bremmer substation, located in close proximity to the mine in Boksburg. Transmission is at the rate of 88,000 volts. The Simmer Pan substation, located approximately 10 miles (16 kilometers) away from the mine site in Germiston, supplies the SWV and Hercules Shafts. Transmission is at the rate of 44,000 volts. The two substations, located on mine site, transform the power to 6,600 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption has reduced to about 105 GWHr and the maximum demand to about 24 MW. The on-mine substations are older in nature and undergo annual infrared testing to identify hot connections which are potential fire hazards and are subject to regular maintenance which includes the inspection of the settings, blades and changing the transformer oil in the circuit breakers.

Exploration and Development

ERPM has a prospecting right covering an area of 1,252ha (3,094 acres) of the adjacent Sallies mine, referred to as ERPM Extension 1. The regional geology of the area indicates that there will be a strike change due to faulting associated with an East-West trending sinistral tear fault. In order to confirm the anticipated change in the geological structure and hence payshoot orientation, it is envisaged that prospecting will take place through development situated 50m in the footwall. Owing to high induced stress experienced at depth, there will be concurrent over-stoping (that is stoping taking place concurrently with development) on the reef plane for safety reasons.

An additional application to extend ERPM's existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DMR in fiscal 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres).

Environmental and Closure Aspects

There is a regular ingress of water into the underground workings of ERPM, which was contained by continuous pumping from the underground section. Studies on the estimates of the probable rate of rise of water have been inconsistent, with certain theories suggesting that the underground water might reach a natural subterranean equilibrium, whilst other theories maintain that the water could decant or surface. A program is in place to routinely monitor the rise in water level in the various underground compartments and there has been a substantial increase in the subsurface water levels.

ERPM's SWV Shaft was used until October 6, 2008 to manage the rising water level on the Central Witwatersrand Basin. Some 60 megalitres of water were pumped daily from a depth of approximately 1,000 meters.

On October 6, 2008, pumping of underground water at the South West Vertical Shaft was stopped for safety reasons following the death of two employees at the shaft on September 19, 2008. Management concluded that the project to upgrade the total pumping capacity at South West Vertical Shaft with a more efficient system as part of an Eskom-funded demand-side management project was not economically viable.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for ERPM, in current monetary terms as at June 30, 2012, is R68.6 million. A total of R22.4 million has been contributed to the ERPM Rehabilitation Trust Fund and R41.8 million in insurance instruments. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ore Reserves and Life of Mine

As at June 30, 2012, our 74% share of Proven and Probable Ore Reserves of ERPM are included under Ergo. The total surface Ore Reserves comprise 0.1 million ounces from the Cason Dump and 1.1 million ounces from the Elsburg and Benoni tailings complexes, which will be processed over the next two and ten years, respectively. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For ERPM, Mr. Vivian Labuschagne is the appointed Mineral Resource competent person.

Current Production

ERPM underground section produced no gold during fiscal 2012. Production from the surface retreatment section, Cason Dump, is now reported under Ergo.

Blyvoor (Discontinued operation)

Overview

Until June 1, 2012, when we sold our entire interest and claims against Blyvoor to Business Venture Investment No 1557 Proprietary Limited, a wholly owned subsidiary of Village, we owned 74% of the Blyvoor, which in turn owns 100% of the Doornfontein Gold Mining Company Limited. The consolidated mining operation, referred to as Blyvoor, consists of the adjacent mines of Blyvooruitzicht and Doornfontein which are located within the Far West Rand Goldfield on the northwestern edge of the Witwatersrand Basin. Blyvoor was the first mine in the "West Wits" line. Together, these two operations produced over 38 million ounces of gold since inception in 1937, of which over 2.4 million ounces were produced while Blyvoor was owned by DRDGOLD.

Property

Blyvoor is located on the West Wits line within the Far West Rand Goldfield on the northwestern rim of the Witwatersrand Basin, near the town of Carletonville, Gauteng Province, about 50.0 miles (80.5 kilometers) south-west of Johannesburg and is reached via the R528 road to Carletonville on the N12 Johannesburg-Potchefstroom-Kimberly highway.

The climate of the Highveld area (at an elevation of 5,249 feet (1,600 meters) above mean sea level), where the mine is situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of 23 degrees Fahrenheit (-5 degrees Celsius) in June and July, to a maximum of 93 degrees Fahrenheit (34 degrees Celsius) in December and January.

The operating facilities are all situated on property belonging to Blyvoor, and include the shaft complexes, administrative offices for the managerial, administrative, financial and technical disciplines, extensive workshops and consumable stores, the metallurgical plants, tailings dams and waste rock dumps. Blyvoor also houses the majority of its employees in Blyvoor-owned houses on the property and in the town of Carletonville. The normal support structures, including training, security, sport and recreational facilities, schools and churches are situated on the property. Blyvoor has mining title to 16,242 acres (6,573 hectares) and owns 5,138 acres (2,079 hectares) of freehold property.

Blyvoor consists of one mining license, ML46/99, in respect of statutory mining rights and mineral rights held by Blyvoor. Blyvoor is in the process of converting these old order mining rights to new order rights under the MPRD Act.

History

1937	Blyvooruitzicht Gold Mining Company Limited was incorporated and registered as a public company in South Africa on June 10, 1937.
1942	Gold production commenced.
1995	Blyvoor acquired the Doornfontein Gold Mining Company Limited in November 1995.
1996	Blyvoor acquired the mineral rights representing the Western Deep Levels tribute area.
1997	We acquired the entire share capital of Blyvoor on September 15, 1997.
2001	Implementation of the Blyvoor expansion project.
2003	Commissioning of No. 4 and 5 Slimes Dam retreatment facility at a cost of R48.0 million.
2004	On June 28, 2004, we entered into a 60-day review period on Blyvoor. The 60-day review was extended to September 13, 2004. By October 5, 2004, 1,619 employees had been retrenched at a cost of approximately R19.0 million.
2005	In August 2005, our Board of Directors approved No. 2 Sub-Shaft Project (now called the WAP Project) and the Slimes Dam Project to establish mining operations from the No. 2 Shaft and expansion to further improve plant efficiency, respectively.

On July 6, 2005, we signed a Memorandum of Understanding with Khumo Bathong Holding Proprietary Limited, or KBH, regarding the acquisition by Khumo Gold SPV Proprietary Limited, or Khumo Gold, of a 15% stake in our South African Operations.

On October 27, 2005, our Board of Directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a 15% interest in a newly created vehicle, EMO, which owns ERPM, Crown and Blyvoor. We owned an 85% interest in EMO. |
| **2006** | On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in EMO. |

2007	After completion of a drilling program to define the uranium resource in Blyvoor's slimes dam material, a 17.5 million pound uranium and 0.8 million ton sulphur resource was declared in November 2007.
2008	In January 2008, electricity supply to the mine was interrupted by Eskom which is government owned and production suspended for a week due to safety concerns.
2009	In January 2009, a direct lightning strike to No. 5 shaft Eskom sub-station interrupted production at No. 5 shaft and other areas drawing power from this supply. Employees underground at the time remained in the underground refuge bays until hoisted to safety once the shaft feeder power had been restored. No injuries were recorded.
	In May and June 2009, three seismic events in excess of 3.5 magnitude took place at No. 5 shaft. As these events affected the highest grade carbon leader mining area, production from these areas was expected to resume in the third quarter of the 2010 fiscal year and was back in full production since May 2010.
	On November 9, 2009, we announced that, in a bid to save our Blyvoor mine from liquidation, we intended applying to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.
	In December 2009, Aurora Empowerment Systems Proprietary Limited proposed a transaction to purchase 60% of Blyvoor for R295 million.
2010	In April 2010, the High Court of South Africa agreed to lift, with immediate effect, the provisional judicial management order in place since November 10, 2009. By mutual agreement between DRDGOLD and Aurora, Aurora's offer to purchase 60% of Blyvoor was withdrawn.
2011	In June 2011, DRDGOLD's Board of Directors decided to suspend financial assistance to Blyvoor.
	The Blyvoor Board of Directors, in response to the DRDGOLD Board's decision, resolved to begin business rescue proceedings for Blyvoor in terms of Chapter 6 of the South African Companies Act.
2012	On June 1, 2012, we sold our entire interest and claims against Blyvoor to Business Venture Investment No 1557 Proprietary Limited a wholly owned subsidiary of Village.

Geology and Mineralization

Blyvoor exploits the two gold-bearing pebble horizons in the Central Rand Goldfields, the Carbon Leader, which is one of the principal ore bodies in the goldfield, and the Middelvlei Reef horizons which occur in discrete channels over parts of the lease area approximately 246 feet (75 meters) vertically above the Carbon Leader Reef horizon. The Carbon Leader Reef is the principal economic horizon across the lease area and is a planar single sheet conglomerate. The Carbon Leader Reef typically comprises basal carbon seam, overlain by a thin, small pebble conglomerate, enriched in carbon in the lower portion. The grade of the Carbon Leader Reef is higher than the Middelvlei Reef. The Middelvlei Reef consists of a variable number of polymictic quartz conglomerate bands, inter-bedded with coarse grain quartzite. The grade of the Middelvlei Reef is more erratic, with distinctive pay shoots forming as southward-orientated linear zones.

Blyvoor was established in 1937 to exploit the rich Carbon Leader Reef but by the late 1980s had reached a position where continued existence of mining operations was dependent upon the mining of scattered Carbon Leader Reef remnants and limited sections of the lower grade Middelvlei Reef.

Mining and Processing

Access from the surface to the current underground workings of the mines is through a system of vertical and incline shafts situated at the Blyvoor and Doornfontein mines. Doornfontein was previously a separate mine adjacent to the Blyvoor mine but has since been merged to form Blyvoor. The shaft system consists of four vertical shafts from the surface, thirteen sub-incline shafts and two sub-vertical shafts underground. Of the thirteen sub-incline shafts, only nine are in operation and are used for the conveyance of personnel, pumping and hoisting of mined ore and waste.

Two levels have been holed between the previous Doornfontein mine and workings within the Blyvoor lease extension (purchased in 1996 from Western Deep Levels Limited) to allow ore from the bottom of the Blyvoor workings to be trammed across and hoisted up via the Blyvoor No. 5 Shaft, from where it is trucked to the gold plant. The average mining depth at Blyvoor is 10,541 feet (3,213 meters) and 5,292 feet (1,613 meters) below mean sea level.

Mining of the reef takes place in stope panels. Holes are drilled into the solid rock and are charged with explosives and blasted. The loosened rock is removed from the stope panels and is conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and transported to the metallurgical plant for gold extraction.

Metallurgical processing facilities at Blyvoor are comprised of a single metallurgical plant. The process route is based on a conventional flow sheet comprising multi-stage crushing, open circuit primary and closed circuit secondary milling with hydro cyclones, thickening and cyanide leaching in a Carbon-in-Pulp, or CIP, carousel arrangement. The gold is recovered through electro-winning followed by smelting to doré. The circuit was recently modified by the closure of the filtration system and the commissioning of a modern carbon Kemix pumpcell plant. As at June 30, 2011, the overall plant utilization was 90%.

Electricity for South Africa is provided by Eskom, which is government owned. Eskom is the largest producer of electricity in Africa. In South Africa, Eskom operates a national power supply grid consisting of 24 power stations across the country. Electricity to Blyvoor is provided from the West Wits substation outside Carletonville at 44,000 volts. Further substations, located on mine site, transform the power to 6,600 volts or 22,000 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption is about 432 GWHr and the maximum demand is about 66 MW.

In fiscal 2008, electricity supply to the mine was interrupted by Eskom, as a result of which production suspended for a week due to safety concerns. The situation did improve during March 2008, the operation is however still on a six hour standby notice, in the event that power supply becomes unstable in the area. Eskom has requested all of its "Key Customers" to reduce power consumption by 10%. Blyvoor managed to adhere to this request and continued during fiscal 2010, 2011 and 2012 to save the maximum amount of energy possible.

In fiscal 2009, seventeen production days were lost because of Section 54 closures imposed by the Department of Mineral Resources following fatalities suffered after seismic events occurring and a further six production shifts were lost at No. 5 Shaft following a lightning strike at the shaft's electrical substation. In May and June 2009, three seismic events in excess of 3.5 magnitude took place at No. 5 shaft. As these events affected the highest grade carbon leader mining area, production from these areas was expected to resume in the third quarter of the 2010 fiscal year and was back to full production since May 2010.

During fiscal 2010, mining ramp-up continued towards the 2,500m^2 per month targeted at the WAP Project, and by fiscal year-end had reached some 1,750 m^2 per month. On August 26, 2009, DRDGOLD announced that it had advised unions of its intention to right-size the Blyvoor operation. Blyvoor proceeded with a 60-day facilitated consultation process in terms of Section 189A of the South African Labor Relations Act to determine the future of affected employees. The consultation process was completed on October 26, 2009 and 330 employees were retrenched. Furthermore, on November 9, 2009, in a bid to save our Blyvoor mine from liquidation, we applied to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009. In April 2010, after Blyvoor had returned to profitability, the High Court of South Africa agreed to lift the provisional judicial management order in place since November 10, 2009. Refer to Item 4A.: "History and Development of the Company" for a more detailed discussion.

In fiscal 2011, efforts were directed mainly towards the opening and development of mining areas to ensure more flexibility. On June 23, 2011, DRDGOLD announced that it had suspended financial assistance to Blyvoor. The decision followed the promulgation of the new South African Companies Act which requires directors of parent companies to seek the consent of the parent company's shareholders and then to consider the effects on the solvency and liquidity of the parent company as conditions precedent to the provision of financial assistance to subsidiaries. Blyvoor's production had been trending down in the last quarter of fiscal 2011 as a result of a drop in grade, attributable to a substitute explosive used for the fourth quarter of fiscal 2011, due to major overhaul repairs at our regular explosive supplier's manufacturing plant, public holiday interruptions and seismicity-related work stoppages, while costs had increased due mainly to higher electricity charges, and particularly power utility Eskom's winter tariff, which added R11 million a month to overhead costs. The Board of Directors of Blyvoor had, in response to DRDGOLD's decision, resolved to begin business rescue proceedings for Blyvoor in terms of Chapter 6 of the Companies Act. The business rescue process provided for in Chapter 6 replaces the judicial management process in the previous Act. Refer to Item 4A.: "History and Development of the Company" for a more detailed discussion.

In fiscal 2012, the Business Rescue Practitioner terminated the business rescue proceedings with effect from November 10, 2011, following his conclusion that there were no longer grounds to believe that Blyvoor was financially distressed. At the beginning of February 2012, Blyvoor suspended mining from its Number 4 and 6 shafts as part of a process to reduce costs. On June 1, 2012, we sold our entire interest and claims against Blyvoor to a wholly owned subsidiary of Village. Refer to Item 4A.: "History and Development of the Company" for a more detailed discussion.

The following capital expenditure was incurred at Blyvoor in fiscal 2012, 2011 and 2010:

	Year ended June 30,		
	2012 **R'000**	**2011** **R'000**	**2010** **R'000**
Raise boreholes	-	-	3,356
WAP Project	-	-	1,916
Slimes pump stations and residue deposition	381	3,080	3,193
15/29 incline shaft equipping	-	119	-
Ice plant retrofit and upgrade	8	1,649	5,212
Symons crusher	-	-	3,482
Mobile cooling units	-	-	340
Safety related equipment and expansion of seismic monitoring network	-	28	162
Opening up and development	50,315	57,248	48,935
Mining and engineering equipment	23,326	25,277	10,317
Other	8,909	8,282	2,639
	82,939	95,683	79,552

Exploration and Development

In fiscal 2009, Blyvoor began an exploration drilling program linked to opening up and development to evaluate the south-west down-dip extension of the Blyvoor ore body south of the Boulder Dyke. Exploration into the south-west block was delayed due to a fire which temporarily cut off services into this area. In fiscal 2011 and 2012, we continued with exploration and cover drilling with reconnaissance visits made to the Carbon Leader areas at No 5 Shaft. Normal stope face sampling and geological mapping was ongoing.

Environmental and Closure Aspects

The predominantly dolomitic geology of the area in and around Blyvoor, and the resultant occasional occurrence of sinkholes and subsidences, exposes Blyvoor to relatively unique environmental risks and costs associated with the remediation and filling of these sinkholes.

Blyvoor has to maintain a rate of pumping of fissure water sufficient to keep the rate of rise of underground water below the level of underground workings. The required rate is in the order of 2 million gallons (8 million liters) per day. Water not used in the operations is discharged into the Wonderfontein Spruit (a stream adjacent to the Blyvoor mine). In order to address the risk of contamination of ground water, streams and wetlands, water is sampled and the level of contaminants monitored in accordance with Blyvoor's water management plan. Fissure water at Blyvoor is generally of a good quality, therefore we believe that the contribution of this water to pollution of water in the area is minimal.

Blyvoor is a member of the Mining Interest Group consisting of all mines operating in the Wonderfontein Spruit catchment area. This group was formed to coordinate efforts and studies in the Wonderfontein Spruit and to liaise with government departments to determine what action if any is required in cleaning the stream. The government has also established a specialist task team to determine what needs to be done. At this stage there is no clear solution. The Mining Interest Group is also represented on the various catchment forums where Non-Governmental Organizations, or NGO's and other interested and affected parties are present. Blyvoor continues to meet with the Potchefstroom municipality on a monthly basis where the quality of Blyvoor's discharge water is assessed. Blyvoor remains in compliance with the Potchefstroom agreement.

Sinkholes are caused by ground water seeping into the underground dolomitic structures, which dissolve and weaken causing a collapse in the rock structure. Dolomitic rock could be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in the dolomitic formations. The occurrence of sinkholes is limited to a particular area of Blyvoor, which requires an active program in water management and control. Water from leaking pipes is reported to a monitoring committee and the necessary repairs are undertaken promptly. Ground subsidence surveys are undertaken to timely identify any possible sinkholes. Sinkholes that do occur are filled to prevent further inflow of surface water and potential enlargement of the hole. Sinkholes which form outside of our property are repaired by the Far West Rand Dolomitic Water Association.

Pollution from slime dams is controlled by dust suppression and water management programs. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Environmentally friendly dust suppressants, such as molasses, are also applied when deemed necessary. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings complexes followed by the application of lime, to neutralize the natural acidic conditions, and fertilizer as the organic growth medium.

Blyvoor has updated its EMP to meet the new requirements of the MPRD Act. The EMP was submitted to the DMR for approval. Blyvoor is currently demolishing and rehabilitating redundant surface infrastructures. Blyvoor completed the demolishing of its uranium plant in fiscal 2011.

Current Production

Blyvoor produced a total of 96,645 ounces of gold for the period July 1, 2011 to May 31, 2012 of fiscal 2012, with 73,048 ounces from underground areas and 23,597 ounces from surface areas. This represented 42% of our total production from operations for fiscal 2012 of 232,353 ounces.

Cash costs of $1,404 per ounce in fiscal 2012 increased from $1,290 per ounce in fiscal 2011.

The following table details the operating and production results from Blyvoor for the past three fiscal years.

	Year ended June 30,		
	2012	**2011**	**2010**
Production (imperial)			
Surface Operations			
Ore mined ('000 tons)	3,004	3,448	3,272
Recovered grade (oz/ton)	0.008	0.009	0.009
Gold produced (ounces)	23,597	29,645	29,226
Underground Operations			
Ore mined ('000 tons)	627	807	698
Recovered grade (oz/ton)	0.117	0.113	0.111
Gold produced (ounces)	73,048	91,469	77,226
Total ounces produced	96,645	121,114	106,452
Results of Operations (R)			
Revenue ('000)	1,240,073	1,185,860	861,409
Operating costs ('000)	1,046,914	1,115,820	845,122
Cash operating cost ('000) [1]	1,052,197	1,091,941	878,888
Cash cost per ounce of gold ($)[1]	1,404	1,290	1,085
Total cost per ounce of gold ($)[1]	1,476	1,988	1,086

Durban Deep

Overview

The Durban Deep mine was the original gold mine of the Group. Durban Deep is situated on the northern edge of the Witwatersrand Basin immediately to the west of Johannesburg. Mining took place within the lease area since the discovery of the Witwatersrand Goldfield in 1886 at nearby Langlaagte.

As of August 2000, we ceased all underground and open pit mining operations at Durban Deep. Following the withdrawal of our underground pumping subsidy, the deeper sections of the mine were flooded. On a combined basis, Durban Deep produced more than 37 million ounces of gold prior to the cessation of operations.

We concluded an agreement with M5 on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of R1.5 million, was granted an option to acquire Durban Deep's mine village for R15.0 million. The option lapsed on November 19, 2005. On the exercising of the option the option fee would be deemed part payment of the purchase consideration. If not, the option fee would be forfeited to us.

---

[1] Cash operating costs, cash cost per ounce and total cost per ounce of gold are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. A trial date was allocated by the High Court of South Africa for April 25, 2008, but the case was postponed. Dino Properties Proprietary Limited (previously called M5) instituted action against the Company seeking to enforce an agreement of sale of the DRD Village entered into on July 21, 2005, or alternatively payment of R195 million which was alleged to represent the market value of the property. DRDGOLD entered into an agreement with Rand Leases Properties and purchased the pre-emptive right for an amount of R21.8 million. Both cases were withdrawn by Dino Properties and Rand Leases Properties. Refer to "Legal Proceedings- Legal proceedings relating to an agreement to sell Durban Deep's mine village" below for more details.

Property

Durban Deep is located within the Central Witwatersrand Basin which stretches from Durban Deep in the west to ERPM in the east. Durban Deep is situated 9.3 miles (15 kilometers) west of Johannesburg and contains mining title to 14,262 acres (5,772 hectares) and owns 3,667 acres (1,484 hectares) of freehold property. These include administrative buildings, hospital, recreation complexes, housing in both hostel and free-standing houses and a security complex. We have title to substantial land tracts on the outskirts of the City of Roodepoort, which is located in this section. We do not intend to convert our rights under the MPRD Act.

Mining and Processing

Five different ore bodies have been mined at Durban Deep. Ore was mined from outcrops at the surface down to a maximum depth of 9,200 feet (2,804 meters) and the reefs are known to persist to 13,000 feet (3,962.4 meters) below the surface within the lease area.

Environmental and Closure Aspects

Rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of Registration requirements have been taken over by DRD Proprietary Limited, which is owned by Mintails. An official liability transfer in terms of section 58 of the MRPDA Act has been submitted to the DMR. DRDGOLD retains only the village that has no assessed liability associated with it. The legal transfer of the liability would be dependent on the DMR's assessment of Mintails' financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is affected.

The environmental rehabilitation liabilities increased from R19.0 million in fiscal 2011 to R20.4 million in fiscal 2012.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for Durban Deep, in current monetary terms as at June 30, 2012, is R20.4 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the statement of financial position. A total of R24.3 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

West Wits

Overview

We own 100% of West Witwatersrand Gold Holdings Limited, or WWGH, which holds West Witwatersrand Gold Mines Limited, or West Wits. We acquired the entire share capital of WWGH, as well as Consolidated Mining Corporation Limited's loan to WWGH, on April 1, 1996. We also acquired the entire issued share capital and the shareholders' claim and loan account of East Champ d'Or Gold Mine Limited, a gold mining company with mining title in the West Rand. The mining assets were sold to Bophelo Trading Proprietary Limited, subsequently renamed, Mogale Gold Proprietary Limited, or Mogale, during fiscal 2004, effectively leading to the closure of the mining operation.

West Wits is situated on the northern edge of the Witwatersrand Basin near the town of Krugersdorp to the west of Johannesburg.

Property

West Wits was formed out of the northern section of Randfontein Estates located in the West Rand Goldfields, about 22 miles (35 kilometers) west of Johannesburg, Gauteng Province. The mine was reached via the R28 Johannesburg-Krugersdorp highway.

West Wits also had rights to mine on three adjacent mining leases, namely, East Champ d'Or, West Rand Consolidated and Luipaardsvlei. West Wits had mining title to 8,364 acres (3,790 hectares) and owned 72 acres (29 hectares) of freehold property on which all of its mining operations were situated. These rights were sold to Mogale during fiscal 2004.

History

1967	West Wits was incorporated and registered as a public company in South Africa on December 21, 1967.
1996	We acquired the entire share capital of West Wits on April 1, 1996.
2000	All mining ceased at West Wits in August 2000.
2002	We entered into an agreement with Bophelo Trading Proprietary Limited, subsequently renamed Mogale Gold Proprietary Limited, or Mogale, for the sale of the West Wits gold plant, freehold areas, surface rights permits and certain related assets.
2003	The agreement with Mogale was subsequently amended by a Memorandum of Agreement on June 6, 2003. The effective date of this sale was July 21, 2003.
2004	Mogale was placed under judicial management on April 13, 2004. As a result, the remaining balance on the purchase price was impaired for R8.3 million.
2005	West Wits entered into an agreement with Randfontein Estates Gold Mines Limited and Atomaer Proprietary Limited, for the establishment of a regional underground water management vehicle.

Mining and Processing

In August 2000, we decided to cease all operations at both the underground and open pit operations at West Wits. This decision was taken after the South African government withdrew the water pumping subsidy. Without the subsidy, mining at West Wits became prohibitively expensive. The mining operation is an agglomeration of old mines on the Randfontein Basin separated from the main part of the Witwatersrand Basin by a geological structure known as the Witpoortjie Horst. Over fifteen different gold-bearing pebble horizons have been mined. Ore has been mined from outcrops at the surface down to a maximum depth of 5,900 feet (1,798.3 meters).

West Wits mined the Livingston Reef package, locally known as the East Reef. It comprises a 100-foot thick package of conglomerates and quartzites dipping at an average of 18 degrees. The combined West Wits produced more than 1.0 million ounces of gold since the mine's inception, before the cessation of underground and open-pit operations at the end of August 2000. Subsequent to the cessation of mining operations, the metallurgical plant at West Wits was taken over by Crown for the processing of sand dumps only.

Environmental and Closure Aspects

Responsibility for the mine, including the environmental rehabilitation liability, has been taken over contractually by Mintails although the legal transfer thereof would be dependent on the DMR's assessment of Mintails' financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is affected. Management of the West Rand Consolidated Mines' tailings dams have been taken over by Mintails which plans to reprocess them. An EMP for the balance of the area has been submitted to the DMR as part of the conversion process of ML9/2000. The execution of the conversion is imminent.

In terms of Acid Mine Drainage (AMD) from the Western Basin, a proposal has been submitted to the regulators for an interim solution whereby the Western Basin water is pumped into the Central Basin. Water from the Central Basin is then pumped from 400m below surface and partly treated in the ERPM High Density Separation (HDS) plant before being released. The proposal is based on a Public Private Partnership and will prevent untreated water from polluting the environment until the final sustainable solution is put in place. In terms of this proposal, DRDGOLD will contribute approximately R13.4 million towards the R218 million capital required. Final approval is awaited. The DMR and affected mining companies are involved in the development of a 'Regional Mine Closure Strategy' in the gold fields' area. The government has appointed Trans-Calendon Tunnel Authority to propose solutions for the various basins. They have also provided funding for the interim solution in the Western and Central Basins. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

In fiscal 2010, the Company transferred the environmental rehabilitation liabilities in respect of mining rights over the West Wits mining license area which was disposed of. A total of R19.9 million previously contributed to the Environmental Trust Fund has been impaired as a result of the transfer of the liability.

Legal Proceedings

Litigation regarding environmental issues

On August 2, 2006 and September 4, 2006, two applications were brought against DRDGOLD and its directors for relief under the MPRD Act by the Legal Resources Centre on behalf of the residents of two communities, Davidsonville and Kagiso, who reside adjacent to tailings deposition sites of the now dormant Durban Roodepoort Deep mine and the West Witwatersrand mine, respectively. While no financial compensation is sought, the communities are seeking orders for the revision of the environmental management programmes of both sites, and for the sites to be rehabilitated and closed in accordance with the standards of the MPRD Act. DRDGOLD has filed its Appearance to Defend and Answering Affidavits in respect of both matters in the High Court of South Africa. The responsibility rests with the respondent's attorneys to either apply to the High Court for a date of hearing or file replying affidavits.

Lawsuit by French shareholders

In August 2008, the Company received by post a summons issued in the Tribunal De Grande Instance District Court of Paris by the Association for the Defense of the Shareholders of East Rand (the association) against EMO.

The claim was based on the following allegations:
- that the members of the association were shareholders of ERPM;
- that the non-audited ERPM results of the six-month period from July to December 1998 were misleading regarding the 'healthiness' of ERPM prior to its winding up in 1999;
- that the 1999 liquidation of ERPM was fraudulently approved by 15% of shareholders who were representatives of the South African state against the interests of French shareholders; and
- that the subsequent scheme of arrangement to remove ERPM from liquidation in 1999 was approved by 15% of shareholders without consultation with French shareholders.

On the basis of these allegations, the association was claiming a payment of 5 million euros for damages, 10,000 euros for costs and costs of suit. EMO raised the point that the French Courts lack jurisdiction to hear the matter and also filed its defenses on the merits of the case. On May 24, 2011 the Court refused the association's application for postponement and the case was struck off the roll.

Legal proceedings relating to an agreement to sell Durban Deep's mine village

We concluded an agreement with M5 on July 21, 2005, pursuant to which M5, against payment of a non-refundable fee of R1.5 million, was granted an option to acquire Durban Deep's mine village for R15.0 million. On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend and were issued an interdict by the High Court prohibiting us to sell the property in fiscal 2008. The Company bought back the pre-emptive right in June 2012 and Rand Leases Properties withdrawn the interdict against us to sell the property.

Dino Properties Proprietary Limited (previously M5) ("Dino Properties") instituted action against us seeking to enforce an agreement of sale of Durban Deep's mine Village entered into on July 21, 2005, or alternatively payment of R195 million which was alleged to represent the market value of the property. This case is in the process of being withdrawn.

Claim for alleged damages at Blyvoor

Duffuel Proprietary Limited and Paul Frederick Potgieter are suing DRDGOLD, EMO, Blyvoor and the latter's directors for alleged pollution of peat reserves which they claim to sell to the mushroom industry. Since the 20-F for fiscal 2010 the plaintiffs amended the amounts claimed against DRDGOLD, EMO, Blyvoor and the latter's directors as follows:

- R41,051,000 for loss of peat reserves;
- R23,657,910 for removal and transportation of the polluted peat;
- R2,025,000 for required permits and authorizations;
- R1,650,000 for installation of pipelines; and
- R192,000 for importation of clean water for domestic use.

The defendants are defending this action and a plea setting out the basis of our defense has been filed at Court. The trial date allocated by the Court is on October 9, 2013.

Dispute with the Ekurhuleni Municipality

The Ekurhuleni Municipality brought an action against ERPM claiming an amount of R42 million (R50.8 million as at June 30, 2012) in respect of outstanding rates and taxes which are allegedly owing. ERPM has employed experts to investigate the allegations and it appears that this claim is unfounded. ERPM is defending this action and has employed Norton Rose Attorneys to represent it. There are sufficient defenses to repel the claim, therefore the probability of an outflow of resources is not probable.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company's financial condition and results of operations for the historical period covered by the financial statements and management's assessment of factors and trends which are anticipated to have a material effect on the Company's financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this Annual Report. Our financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our discussion contains forward looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward looking statements.

The Operating and Financial Review and Prospects include the following sections:

- Operating results:

  - *Business overview*, a general description of our business.

  - *Key drivers of our operating results and principal factors affecting our operating results*, a general description of the principal uncertainties and variables facing our business and the primary factors that have a significant impact on our operating performance.

  - *Recent acquisitions and dispositions*, a description of the recent acquisitions, disposals and other transactions that have impacted, or will impact, our performance.

  - *Key financial and operating indicators*, a presentation of the key financial measures we use to track our operating performance.

  - *Application of critical accounting policies*, a discussion of accounting policies that require critical judgments and estimates.

  - *Operating results*, an analysis of our consolidated results of operations during the three fiscal years presented in our financial statements. The analysis is presented both on a consolidated basis, and by operating segment.

- Liquidity and capital resources, an analysis of our cash flows, borrowings and our anticipated funding requirements and sources.

- Research and development, patents and licenses, etc.

- Trend information, a review of the outlook for, and trends affecting our business.

- Off-balance sheet arrangements.

- Tabular disclosure of contractual obligations, being the numerical review of our contractual future cash obligations.

- Safe harbor.

5A. OPERATING RESULTS

Business overview

We are a South African gold mining company engaged in surface gold tailings retreatment, including exploration, extraction, processing and smelting. As at June 30, 2012, we have surface tailings retreatment operations, including the requisite infrastructure and metallurgical processing plants, which are currently located in South Africa. On June 1, 2012, we disposed of our last current operating underground operation, Blyvooruitzicht Gold Mining Company Limited, or Blyvoor. Blyvoor has therefore been classified as a discontinued operation in this Annual Report and comparatives have been restated for this purpose. In fiscal 2010, the Group broadened its activities to include initial exploration activities on a small scale in Zimbabwe.

Our strategy is to enhance shareholder value by reducing risk, controlling costs, managing margins and taking a disciplined approach to growth in the highly competitive mining environment. The company's key objectives are to:

- consolidate our position as one of the world leaders in the production of gold from the retreatment of surface sand and slimes material through our Ergo operation;
- realize value for shareholders from our remaining underground gold resources associated with ERPM Extensions 1 and 2 exploration areas in South Africa; and
- establish, from ongoing joint venture exploration activity, the viability of alluvial and near-surface gold mining in Zimbabwe.

Our short term goal is to maximize gold extraction from Ergo's current surface resource at the lowest possible cost through:

- the use of our pump stations, pipelines, deposition capacity and other infrastructure; and
- fast-track development, commissioning and build-up of production from our new R250 million flotation/fine-grind circuit, expected to increase gold recovery by between 16% and 20%.

In the longer term, it is anticipated that the Ergo resources can also be exploited for uranium, potentially through the addition of cost-effective resin-in-pulp technology to the flotation/fine-grind circuit.

During the fiscal years presented in this Annual Report all our operations take place in one geographic region, namely South Africa ("South African Operations"), based on revenue generated from the location of our subsidiaries, as follows:

Ergo (Continuing operations):

- Ergo Mining Proprietary Limited (Ergo), ErgoGold (unincorporated entity) and Crown Gold Recoveries Proprietary Limited (Crown), collectively referred to as Ergo – surface tailings retreatment; and
- East Rand Proprietary Mines Limited (ERPM) – surface tailings retreatment (reported under Ergo) and ERPM Extension 1 and 2 exploration tenements. ERPM's underground mining operation has been discontinued and is included under 'Corporate head-office and all other' in our financial statements' operating segments.

Blyvoor (discontinued operation):

- Blyvooruitzicht Gold Mining Company Limited (Blyvoor) – underground mining and surface tailings retreatment.

In fiscal 2012, the South African Operations accounted for all of our production and profit for the year of R377.0 million (fiscal 2011: R415.4 million loss and fiscal 2010: R203.4 million profit). In fiscal 2012, the profit from continuing operations was R253.0 million (fiscal 2011: R83.5 million and fiscal 2010: R187.1 million) and from discontinued operations was R124.0 million (fiscal 2011: R498.9 million loss and fiscal 2010: R16.2 million profit).

Exploration activities are undertaken in South Africa and in Zimbabwe.

As at June 30, 2012, we had attributable Ore Reserves of approximately 1.8 million ounces, compared to 6.3 million ounces as at June 30, 2011 and 6.0 million ounces as at June 30, 2010. The decrease was attributable to the disposal of Blyvoor which represented 4.3 million ounces of the 6.3 million ounces of our reserves as at June 30, 2011.

Key drivers of our operating results and principal factors affecting our operating results

The principal uncertainties and variables facing our business and, therefore, the key drivers of our operating results are:

- The price of gold, which fluctuates widely in dollars and rands;
- The production tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
- The cost of producing that gold as a result of mining efficiencies; and
- General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations particularly in South Africa.

Gold price

Our revenues are derived primarily from the sale of gold produced at our mines. As a result, our operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold is often subject to rapid short-term changes because of speculative activities. The demand for and supply of gold may affect gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As a general rule we sell the gold produced at market prices to obtain the maximum benefit from prevailing gold prices.

The following table indicates the movement in the dollar gold spot price for the 2012, 2011 and 2010 fiscal years:

	2012 fiscal year	**2011 fiscal year**	**% change**
Opening gold spot price on July 1, ...	$1,506 per ounce	$1,244 per ounce	21%
Closing gold spot price on June 30, ...	$1,599 per ounce	$1,506 per ounce	6%
Lowest gold spot price during the fiscal year	$1,483 per ounce	$1,157 per ounce	28%
Highest gold spot price during the fiscal year.................	$1,895 per ounce	$1,553 per ounce	22%
Average gold spot price for the fiscal year	$1,673 per ounce	$1,369 per ounce	22%

	2011 fiscal year	**2010 fiscal year**	**% change**
Opening gold spot price on July 1, ...	$1,244 per ounce	$935 per ounce	33%
Closing gold spot price on June 30, ...	$1,506 per ounce	$1,244 per ounce	21%
Lowest gold spot price during the fiscal year	$1,157 per ounce	$909 per ounce	27%
Highest gold spot price during the fiscal year.................	$1,553 per ounce	$1,261 per ounce	23%
Average gold spot price for the fiscal year	$1,369 per ounce	$1,089 per ounce	26%

	2010 fiscal year	**2009 fiscal year**	**% change**
Opening gold spot price on July 1, ...	$935 per ounce	$930 per ounce	1%
Closing gold spot price on June 30, ...	$1,244 per ounce	$935 per ounce	33%
Lowest gold spot price during the fiscal year	$909 per ounce	$713 per ounce	27%
Highest gold spot price during the fiscal year.................	$1,261 per ounce	$989 per ounce	28%
Average gold spot price for the fiscal year	$1,089 per ounce	$873 per ounce	25%

A significant upward trend in the dollar gold price has been noted over the past seven fiscal years. Our production has been sourced from our South African Operations and as a result the impact of movements in relevant exchange rates during those six fiscal years, has been significant on our operating results. The average gold price in rand (based on average spot prices for the year) increased from R8,289 per ounce in fiscal 2010 (a 5% increase from fiscal 2009), to R9,565 per ounce in 2011 (a 15% increase from fiscal 2010) and R12,970 per ounce in 2012 (a 36% increase from fiscal 2011).

Based on our forecast gold price of R468,261 per kilogram for fiscal 2013, a 10% increase in the rand gold price received will increase our forecast profit for the year by R178.8 million and a 10% decrease in the rand gold price received will decrease our profit for the year by R178.7 million.

Gold production and operating costs

Gold production from our operations totaled 232,353 ounces during fiscal 2012, compared to 265,179 ounces during fiscal 2011, and 241,194 ounces in fiscal 2010. Gold production from continuing operations totaled 135,708 ounces during fiscal 2012, compared to 144,065 ounces during fiscal 2011, and 134,742 ounces in fiscal 2010. The benefits enjoyed in fiscal 2012 from the 36% increase (fiscal 2011: 15% increase) in the average rand gold price received were partially offset by an increase in average cash operating costs of 21% (fiscal 2011: 8%). Average operating costs were higher due to high average price increases in operating costs components and lower production.

Our costs and expenses consist primarily of operating costs and depreciation. Operating costs include labor, contractor services, stores, electricity and other related costs, incurred in the production of gold. 'Consumables and other' and 'labor' are the largest components of operating costs, constituting respectively, 37% and 32% of operating costs for fiscal 2012. "Consumables and other' and 'labor' constituted 48% and 18%, respectively, of our operating costs from continuing operations for fiscal 2012. For fiscal 2012, 31%, fiscal 2011, 35% and fiscal 2010 32% of our mining operations, based on kilograms of gold produced, involved deep level underground mining from our discontinued operation, Blyvoor, which is more labor intensive.

In fiscal 2012, production decreased to 232,353 ounces (produced from 24.9 million tonnes milled at an average yield of 0.29g/t) from 265,179 ounces in fiscal 2011 (produced from 24.2 million tonnes milled at an average yield of 0.34g/t). Production increased to 265,179 ounces in fiscal 2011 from 241,194 ounces in fiscal 2010 (produced from 22.6 million tonnes milled at an average yield of 0.33g/t). The reasons for the movements in production are explained in more detail below.

Our continuing operation, Ergo, produced 135,708 ounces (from 21.6 million tonnes milled at an average yield of 0.20g/t) in fiscal 2012, in comparison with 144,065 ounces (from 20.3 million tonnes milled at an average yield of 0.22g/t) in fiscal 2011 and 134,742 ounces (from 19.0 million tonnes milled at an average yield of 0.22g/t) in fiscal 2010. The decrease in production in fiscal 2012 was due to a decrease in average grade, resulting from the depletion of previous higher grade surface material being processed from the Top Star and Mennells dumps. The increase in production in fiscal 2011 was mainly due to a rise in both throughput and average grade, resulting from continued build-up of slimes recovery from the Elsburg Tailings Complex.

Our discontinued operation, Blyvoor, produced 96,645 ounces (from 3.3 million tonnes milled at an average yield of 0.91g/t) in fiscal 2012, in comparison with 121,114 ounces (from 3.9 million tonnes milled at an average yield of 0.98g/t) in fiscal 2011 and 106,452 ounces (from 3.6 million tonnes milled at an average yield of 0.92g/t) in fiscal 2010. The decrease in production in fiscal 2012 compared to fiscal 2011, was mainly due to the suspension of Blyvoor's Number 4 and 6 shafts on February 6, 2012 and due to only eleven months of production being included as a result of the disposal of Blyvoor on June 1, 2012. The increase in production at Blyvoor in fiscal 2011 compared to fiscal 2010, reflected continued recovery of the underground operations from the effects of substantial seismic damage suffered in May 2009 in the high-grade areas of No. 5 Shaft and a protracted, wage related strike in fiscal 2010.

General economic factors

As at September 30, 2012, our operations are located in South Africa. We also engage in small scale exploration activities in Zimbabwe (such activities are at an early stage and therefore do not affect our results of operations). We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations

For the year ended June 30, 2012, all of our revenues were generated from our South African operations, all of our operating costs were denominated in rand and we derived all of our revenues in dollars. As the price of gold is denominated in dollars and we realize our revenues in dollars, the appreciation of the dollar against the rand increases our profitability, whereas the depreciation of the dollar against the rand reduces our profitability. Based upon average rates during the respective years, the rand weakened by 11% against the dollar in fiscal 2012, compared to a strengthening by 8% against the dollar in fiscal 2011 and a strengthening by 16% against the dollar in fiscal 2010. The weakening of the rand against the dollar in fiscal 2012 contributed to the increase in the average rand gold price received of 36%. The strengthening of the rand against the dollar in fiscal 2011 and 2010 limited the increase in the average rand gold price received to only 17% and 5%, respectively.

As an unhedged gold producer, we do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our plants or to continue the development of some or all of our projects. Our weighted average cash operating costs per kilogram for our operations was R304,912 per kilogram of gold produced in fiscal 2012, R251,296 per kilogram of gold produced in fiscal 2011 and R233,112 per kilogram of gold produced in fiscal 2010. Our weighted average cash operating costs per kilogram for our continuing operation was R272,778 per kilogram of gold produced in fiscal 2012, R218,868 per kilogram of gold produced in fiscal 2011 and R207,568 per kilogram of gold produced in fiscal 2010. Our weighted average cash operating costs per kilogram for our discontinued operation was R350,032 per kilogram of gold produced in fiscal 2012, R289,870 per kilogram of gold produced in fiscal 2011 and R265,445 per kilogram of gold produced in fiscal 2010. The average gold price received from operations was R418,538 per kilogram of gold produced in fiscal 2012, R308,220 per kilogram of gold produced in fiscal 2011 and R267,292 per kilogram of gold produced in fiscal 2010.

Effect of inflation

In the past, our operations have been materially adversely affected by inflation. As we are unable to control the prices at which our gold is sold, if there is a significant increase in inflation in South Africa without a concurrent devaluation of the rand or an increase in the price of gold, our costs will increase, negatively affecting our operating results.

The movements in the rand/dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or CPI, are set out in the table below:

Year ended June 30,	2012 (%)	2011 (%)	2010 (%)
The average rand/dollar exchange rate weakened/(strengthened) by	11	(8.2)	(15.9)
CPI (inflation rate)	5.5	5.3	4.2

The South African CPI inflation rate stabilized in fiscal 2012, 2011 and fiscal 2010 after a significant decrease from 6.9% in fiscal 2009 and as at September 30, 2012, it was at 5.5%.

South African political, economic and other factors

We are a South African company and all our revenue producing operations are based in South Africa. As a result, we are subject to various economic, fiscal, monetary and political factors that affect South African companies generally. South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. Over the last few years, certain aspects of exchange controls for companies and individuals have been incrementally relaxed. It is, however, impossible to predict when, if ever, the South African Government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see Item 10D.: "Exchange controls."

On May 1, 2004, the Mineral and Petroleum Resources Development Act (MPRD Act) became effective. Prior to the introduction of the MPRD Act, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Now, all mineral rights have been placed under the custodianship of the South African Government under the provisions of the MPRD Act, and old order proprietary rights need to be converted to new order rights of use within certain prescribed periods. We have submitted certain applications in this regard. This process is described in more detail under Item 4B.: "Business Overview – Governmental regulations and their effects on our business - South Africa - Common Law Mineral Rights and Statutory Mining Rights."

The MPRD Act makes reference to royalties being payable to the South African government in terms of the Royalty Bill. The fourth draft of the Royalty Bill was promulgated in Parliament on August 14, 2008 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and after the deduction of capital expenditure. The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South African Government Gazette on November 24, 2008 and the Mineral and the Petroleum Resources Royalty Act (Administration), No.29 of 2008 on November 26, 2008. The rate as calculated per the abovementioned formula is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the group which had been consistent for fiscal 2012, 2011 and 2010. The registration process commenced on November 1, 2009, after which the group duly registered, and the payment of royalties commenced on March 1, 2010, with DRDGOLD payments due as from June 30, 2010 and every six months thereafter. The royalty is payable on old unconverted mining rights and new converted mining rights.

Recent acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, we have been, and may continue to be, involved in acquisitions and dispositions as part of this global trend and to identify value-adding business combinations and acquisition opportunities. To ensure that our Ore Reserve base is maintained, or increased, we are currently focusing on organic growth from our existing operations, brownfields exploration in South Africa and greenfield exploration in Zimbabwe.

The following is a description of acquisitions and dispositions completed by us since July 1, 2009:

Ergo (includes Ergo, ErgoGold, Crown and ERPM's Cason dump) (continuing operation)

On January 21, 2010, Ergo Mining Operations Proprietary Limited, or EMO, through its subsidiary ERPM, acquired the remaining 50% interest in Ergo Mining Proprietary Limited from Mintails SA for a total consideration of R82.1 million, consisting of R62.1 million in cash and payment of the balance of R20.0 million with DRDGOLD's shares in Witfontein Mining Proprietary Limited. The acquisition was completed on April 15, 2010 and was recorded in the financial statements effective May 1, 2010.

On July 1, 2012, DRDGOLD restructured the group's surface operations into Ergo in order to improve synergies, affect cost savings and have a simpler group structure. Ergo is a wholly-owned subsidiary of EMO. EMO is 74% held by DRDGOLD, 20% by its black economic empowerment (BEE) partner, Khumo Gold SPV Proprietary Limited (Khumo Gold) and 6% by the DRDSA Empowerment Trust.

Various transactions to give effect to the restructuring have been entered into, in terms of which:

- DRDGOLD has sold its 35% direct interest in the ErgoGold unincorporated partnership to Ergo for R200 million on loan account;
- Crown has sold its mining assets (excluding its 50% interest in Ergo), mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo;
- ERPM sold all of its surface mining assets (excluding its 50% interest in Ergo) and its 65% interest in ErgoGold to Ergo in exchange for shares in Ergo; and
- Crown and ERPM will distribute their entire holdings in Ergo to sole shareholder EMO.

Consequently, EMO will hold 100% directly of Ergo.

The ERPM and Crown disposals are subject to the consent of the Minister of Mineral Resources in terms of section 11 of the MPRD Act.

ERPM

On July 1, 2012, DRDGOLD restructured the group's surface operations into Ergo, which has been discussed in more detail above.

Blyvoor (discontinued operation)

On November 9, 2009, in a bid to save the Blyvoor mine from liquidation, we applied to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.

The application, in terms of the provisions of Section 427 of the South African Companies Act, was prompted by Blyvoor's inability to continue to sustain losses incurred since April 2009, which were brought about by the following circumstances:

- a drop in the rand gold price received between April 1, 2009 and September 30, 2009, due to the strengthening of the rand against the US dollar;
- extensive damage caused during May 2009 to higher-grade underground production areas at Blyvoor's No. 5 Shaft by seismic activity, restoration of which was expected to take until end of quarter three of fiscal 2010 to complete;
- power utility Eskom's higher winter tariffs, compounded by a 32% price increase effective from July 1, 2009, and the likelihood of further increases in coming months; and
- the wage strike by the National Union of Mineworkers, which lasted for almost a month and resulted in the loss of approximately 8,000 ounces of expected production.

In terms of a provisional judicial management order, the court appointed a judicial manager who had a wide range of powers at his disposal to take such actions as he deemed necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation.

On April 13, 2010, DRDGOLD announced that the High Court of South Africa had agreed to lift, with immediate effect, the provisional judicial management order in place since November 10, 2009. The Company's application to the court for the lifting of the provisional judicial management order indicated that for the period from November 2009 to February 2010, Blyvoor had traded at an unaudited profit of R33.6 million, the amount owed to trade creditors at the time when the provisional judicial management order was granted had been reduced from R39.0 million to R2.2 million, monthly production of gold had increased from 8,745 ounces to 10,127 ounces and the gold price had increased from R240,000/kg to R265,000/kg.

On December 2, 2009, DRDGOLD announced a proposed transaction to sell 60% of Blyvoor to Aurora Empowerment Systems Proprietary Limited, or Aurora, for R295 million and to provide a R80 million loan facility over a six month period. On April 1, 2010, the Company announced that through mutual agreement the offer made by Aurora was withdrawn.

On September 14, 2010, DRDGOLD met all formal requirements to restructure its holding in Blyvoor, then a subsidiary of EMO, which is the holding company of DRDGOLD's surface operations, such that Blyvoor would become a direct subsidiary of DRDGOLD. This was done to form separate brands for the Company's underground and surface operations in two separate investment vehicles; the first being Blyvoor involved in underground operations at a higher risk, marginal gold mine with a high potential upside if the rand gold price reaches more favorable levels and the second being EMO involved in surface operations at a lower risk, higher margin gold mine. Following this restructuring, DRDGOLD's Board of Directors announced in April, 2011 that Blyvoor no longer fit within the Company's strategic focus and that the mine would be sold.

On June 23, 2011, DRDGOLD announced that its Board of Directors had decided to suspend financial assistance to Blyvoor. The decision followed the promulgation of the new Companies Act of South Africa which requires directors of parent companies to seek the consent of the parent company shareholders and then to consider the effects on the solvency and liquidity of the parent company as conditions precedent to the provision of financial assistance to subsidiaries. Blyvoor's production had been trending down as a result of a drop in grade and seismicity-related work stoppages, while costs had increased due mainly to higher electricity charges, and particularly power utility Eskom's winter tariff which adds R11 million a month to overhead costs. The Board of Directors of Blyvoor had, in response to the DRDGOLD Board's decision, resolved to begin business rescue proceedings for Blyvoor in terms of Chapter 6 of the Companies Act. The business rescue process provided for in Chapter 6 replaced the judicial management process in the previous Companies Act.

On August 17, 2011, DRDGOLD announced that Blyvoor had been granted an extension by the Southern Gauteng High Court of South Africa (Johannesburg) until November 1, 2011, to publish a business rescue plan. On October 20, 2011 it was announced that further extension had been granted till December 2, 2011, for the business rescue process in terms of section 132(3) of the Companies Act, 2008; further extension may, however, be granted. The extension was granted because various processes critical to finalization of the business rescue plan were ongoing and would require additional time to conclude. These included:

- discussions on terms with key creditors;
- wage negotiations with unions and associations;
- negotiations with neighboring mining companies regarding asset acquisitions; and
- on-mine measures to improve labor, energy and water efficiencies.

On September 27, 2011, the Business Rescue Practitioner overseeing business rescue proceedings at Blyvoor gave notice of Blyvoor's intention to enter a 60-day consensus-seeking process in terms of Section 189 (3) of the Labour Relations Act with the National Union of Mineworkers, or NUM and the United Association of South Africa, or UASA – the Union, to consider reducing employee numbers by approximately 500 employees. The reason for the need to consider the reduction was that Blyvoor – under business rescue proceedings in terms of Chapter 6 of the Companies Act since June this year – has been unable to meet production and financial targets, a situation exacerbated by higher utility costs. Blyvoor was proposing voluntary separation and application of the principle of "last in, first out" as among the mechanisms to be applied to effect the required reduction in employee numbers. Measures which have been under consideration at that stage to achieve a targeted 30% improvement in the cost of production in R/kg terms, and thus to avoid employee reduction, included:

- a reduction in overtime expenditure;
- an increase in available face time and subsequent re-organization of shifts;
- a re-evaluation of the profitability of 6 Shaft, 4 Shaft and the Reef Picking Project;
- a reduction of departmental costs by 10%; and
- revised mining plans.

On November 10, 2011, the Business Rescue Practitioner terminated the business rescue after concluding that there were no longer grounds to believe that Blyvoor was financially distressed in terms of Chapter 6 of the South African Companies Act, 2008.

On February 11, 2012, DRDGOLD, Village Main Reef Limited (Village), Blyvoor and Business Venture Investments No 1557 Proprietary Limited (a wholly owned subsidiary of Village) (Purchaser) entered into a sale of shares and claims agreement.

Pursuant to terms of the Agreement, DRDGOLD agreed to sell its entire shareholding in Blyvoor (which amounts to 74% of the total issued ordinary share capital of Blyvoor) (Sale Shares) and its working capital and shareholder loan claims against Blyvoor ("Sale Claims") to the Purchaser (Transaction). The Transaction is divided into the Part A Sale and the Part B Sale. In terms of the Part A Sale, the Sale Claims are sold to the Purchaser and in terms of the Part B Sale, the Sale Shares are sold to the Purchaser. The purchase consideration payable in respect of the Sale Claims and the Sale Shares shall be discharged by Village through the issue of 85,714,286 new ordinary shares in Village (Village Shares) and an amount of R1 payable in cash by Village, respectively.

The Part A Sale was completed on June 1, 2012, at which time 65,714,286 of the Village Shares were issued directly to DRDGOLD and 20,000,000 are held in escrow (Escrow Shares) pending completion of the Part B Sale.

The Part B Sale is subject to the fulfillment, or waiver (if applicable), of the following conditions precedent:

- by not later than 17h00 on the second anniversary of the signature date of the Agreement, the Department of Mineral Resources (DMR) has granted the conversion of Blyvoor's old order mining right and the new order mining right has been notarially executed and registered in the Mining Titles Office ("Conversion"); and
- by not later than 17h00 on the third anniversary of the signature date of the Agreement, the DMR has unconditionally approved the transfer of DRDGOLD's interest in Blyvoor to the Purchaser in terms of section 11 of the Mineral & Petroleum Resources Development Act, No 28 of 2002 or conditionally approved it on terms and conditions which each of DRDGOLD and the Purchaser confirms to be acceptable (Section 11 Approval).

Upon fulfillment of the Part B Conditions Precedent, the Escrow Shares together with any accrued dividends thereon will be released to DRDGOLD and the Sale Shares will be transferred to the Purchaser.

If the Conversion does not occur in accordance with the terms of the Agreement, or Conversion occurs but Section 11 Approval is not obtained, any one, or more, of the following may occur:

- the sale of the Sale Shares is implemented and the Sale Shares are transferred to the Purchaser;
- a portion of the Sale Claims revert to DRDGOLD;
- the Escrow Shares together with any accrued dividends thereon are released to DRDGOLD or to the Purchaser;
- the appointment of the Purchaser as DRDGOLD's agent to render corporate services on behalf of DRDGOLD to Blyvoor continues or is terminated; and/or
- the DRDGOLD's right to receive dividends in respect of the Sale Shares is reinstated.

Key financial and operating indicators

The financial results for the years ended June 30, 2012, 2011 and 2010 below are stated in accordance with IFRS as issued by the IASB.

We consider the key performance measures for the growth of our business and its profitability to be gold revenue, production, operating costs, cash costs per kilogram and total costs per kilogram, capital expenditure and Ore Reserves. The following table presents the key performance measurement data for the past three fiscal years:

Operating data

Total operations

	Year ended June 30,		
	2012	**2011**	**2010**
Revenue (R'000)	3,004,264	2,565,319	1,990,522
Gold production (ounces)	232,353	265,179	241,194
Gold production (kilograms)...	7,227	8,248	7,502
Revenue (R/kilogram)...	415,700	311,023	265,332
Average gold price received (R/kilogram)......................................	418,538	308,220	267,292
Operating costs (R'000)	2,188,887	2,088,299	1,718,865
Cash operating costs (R'000)	2,203,597	2,072,687	1,748,806
Cash operating costs (R/kilogram)[1]	304,912	251,296	233,112
Total costs (R/kilogram)[1]...	360,975	357,486	237,123
Capital expenditure - cash (R'000)...	333,175	317,250	194,018
Ore Reserves (ounces)	1,825,000	6,336,000	6,027,000

Continuing operations

	Year ended June 30,		
	2012	**2011**	**2010**
Revenue (R'000)	1,764,191	1,379,459	1,129,113
Gold production (ounces)	135,708	144,065	134,742
Gold production (kilograms)...	4,221	4,481	4,191
Revenue (R/kilogram)...	417,956	307,846	269,414
Average gold price received (R/kilogram)......................................	418,849	308,880	267,183
Operating costs (R'000)	1,141,973	972,479	873,843
Cash operating costs (R'000)	1,151,400	980,746	869,918
Cash operating costs (R/kilogram)[1]	272,779	218,868	207,568
Total costs (R/kilogram)[1]...	356,129	282,608	214,486
Capital expenditure - cash (R'000)...	250,237	221,567	114,466
Ore Reserves (ounces)	1,825,000	1,997,000	2,054,000

Discontinued operation

	Year ended June 30,		
	2012	**2011**	**2010**
Revenue (R'000)	1,240,073	1,185,860	861,409
Gold production (ounces)	96,645	121,114	106,452
Gold production (kilograms)...	3,006	3,767	3,311
Revenue (R/kilogram)...	412,533	314,802	260,166
Average gold price received (R/kilogram)......................................	418,096	307,457	267,435
Operating costs (R'000)	1,046,914	1,115,820	845,122
Cash operating costs (R'000)	1,052,197	1,091,941	878,888
Cash operating costs (R/kilogram)[1]	350,032	289,870	265,445
Total costs (R/kilogram)[1]...	367,780	446,557	265,776
Capital expenditure - cash (R'000)...	82,938	95,683	79,552
Ore Reserves (ounces)	n/a	4,339,000	3,973,000

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[1] Cash operating costs and total costs are non-IFRS financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to operating costs see Item 5A.: "Operating Results" Under "Reconciliation of cash cost per kilogram, total costs, total costs per kilogram and capital expenditure (cash)."

Revenue

Revenue is derived from the sale of gold. The following table analyzes the revenue per operation:

| | Year ended June 30, | | |
	2012 **R'000**	**2011** **R'000**	**2010** **R'000**
Continuing operations			
Ergo[1] - continuing operation..	1,764,191	1,379,459	1,129,113
Discontinued operation			
Blyvoor – discontinued operation...	1,240,073	1,185,860	861,409
Total	**3,004,264**	**2,565,319**	**1,990,522**

Revenue increased from R2,565.3 million in fiscal 2011 to R3,004.3 million in fiscal 2012 mainly as a result of the 36% higher rand gold price received. The increase in revenue was partially offset by a decrease in production at Ergo of 6% due to a decrease in grade resulting from the completion of Top Star and Mennells higher grade dumps. The increase in revenue was also offset by the suspension of Blyvoor's Number 4 and 6 shafts at the start of February 2012 and because only eleven months of Blyvoor's revenue was included following the disposal of Blyvoor on June 1, 2012.

Revenue increased from R1,990.5 million in fiscal 2010 to R2,565.3 million in fiscal 2011 as a result of the 15% higher rand gold price received and the 10% increase in gold production. Both Blyvoor and Ergo increased their gold production by 14% and 37%, respectively (discussed in more detail below under "Gold production"). Crown's gold production decreased by 4%, mainly as a result of diminishing grades as the processing of the Top Star dump neared completion.

Gold production

The following table analyzes the production per operation:

| | **South African Production in Year ended June 30** | | | | | |
| | **2012** | | **2011** | | **2010** | |
	Ounces	**Kilograms**	**Ounces**	**Kilograms**	**Ounces**	**Kilograms**
Continuing operations						
Ergo[1]..	135,708	4,221	144,065	4,481	134,742	4,191
Discontinued operation						
Blyvoor..	96,645	3,006	121,114	3,767	106,452	3,311
Surface operations	23,597	734	29,645	922	29,226	909
Underground operations	73,048	2,272	91,469	2,845	77,226	2,402
Total production	**232,353**	**7,227**	**265,179**	**8,248**	**241,194**	**7,502**

For fiscal 2012, our total gold production decreased by 32,826 ounces, or 12%, to 232,353 ounces from 265,179 ounces produced in fiscal 2011.

For fiscal 2011, our total attributable gold production from operations increased by 23,985 ounces, or 10%, to 265,179 ounces from 241,194 ounces produced in fiscal 2010.

At Ergo, total gold production was 6% lower at 135,708 ounces (fiscal 2011: 144,065 ounces). This reflects a 6% rise in throughput to 21,603,000 tonnes (fiscal 2011: 20,326,000 tonnes) and a 9% reduction in average grade to 0.20g/t (fiscal 2011: 0.22g/t), resulting from the completion of the Top Star and Mennells higher grade dumps. During fiscal 2011 total gold production at Ergo was 7% higher at 144,065 ounces (fiscal 2010: 134,742 ounces). This was mainly as a result of a 7% rise in throughput to 20,326,000 tonnes (fiscal 2010: 18,989,000 tonnes) and a steady average grade of 0.22g/t (fiscal 2010: 0.22g/t), reflecting a continued build-up of the slimes recovery from the Elsburg Tailings Complex, which was offset by lower throughput at Crown as a result of deposition constraints at Crown's deposition facility.

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[1] Ergo results have been restated during fiscal 2012 to include ErgoGold, Ergo, Crown and ERPM's Cason dump. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails' 50% interest, resulting in the Group owning 100% of ErgoGold. Effective May 1, 2010 the Group acquired Mintails' 50% interest in the Ergo, resulting in the Group owning 100%.

At Blyvoor, total gold production for the year was 96,645 ounces, down by 20% from 121,114 ounces in fiscal 2011, primarily due to the suspension of Blyvoor's No.4 and No.6 shafts at the start of February 2012 and the inclusion of eleven months of Blyvoor production for fiscal 2012. Total gold production at Blyvoor for fiscal 2011 was 121,114 ounces, up by 14% from 106,452 ounces in fiscal 2010. This reflected continued recovery of the underground operations from the effects of substantial seismic damage in the high-grade areas of No 5 Shaft and a protracted, wage related strike in the previous year. Underground production rose by 18% to 91,469 ounces from 77,226 ounces in fiscal 2010, as a result of a 16% increase in throughput to 732,000 tonnes from 633,000 tonnes in fiscal 2010 and an increase in average grade to 3.89g/t from 3.79g/t. The increase was partly offset by a drop in grade for the last quarter of fiscal 2011 due to the use of a substitute explosive for the fourth quarter of fiscal 2011, due to the major overhaul of our regular preferred supplier's explosive manufacturing plant. While surface production was stable, rising by 1% to 29,645 ounces from 29,226 ounces in fiscal 2010, as a result of a 5% increase in throughput to 3,129,000 tonnes from 2,968,000 tonnes in fiscal 2010 which had been offset by a 6% decrease in average grade to 0.29g/t from 0.31g/t in fiscal 2010.

Cash costs[1] and total costs[1] per kilogram

For fiscal 2012, cash costs from total operations increased to R304,912 per kilogram of gold from R251,296 per kilogram of gold in fiscal 2011. Total costs increased to R360,975 per kilogram of gold in fiscal 2012 from R357,486 per kilogram of gold in fiscal 2011. The increase in cash costs per kilogram of gold produced in fiscal 2012 was due to above inflation increases in prices of key consumables, labor and electricity as well as the 12% decrease in production. The increase in total costs was primarily due to the non-recurring R546.6 million impairment of Blyvoor's property, plant and equipment recorded in fiscal 2011. In fiscal 2011, cash costs increased to R251,296 per kilogram of gold from R233,112 per kilogram of gold in fiscal 2010. Total costs increased to R357,486 per kilogram of gold from R237,123 per kilogram of gold in fiscal 2010. The increase in cash costs per kilogram of gold produced in fiscal 2011 was due to price increases in key consumables together with above inflation increases in both labor and electricity, which were partially offset by higher production. The increase in total costs was due to a R546.6 million impairment of Blyvoor's property, plant and equipment.

Ergo's cash costs for fiscal 2012 increased to R272,779 per kilogram of gold from R218,868 per kilogram of gold in fiscal 2011. Total costs increased to R334,257 per kilogram of gold from R256,085 per kilogram of gold in fiscal 2011. The increase was due to above inflation increases in prices of key consumables, labor and electricity as well as the decrease in production. For fiscal 2011, Ergo's cash costs increased to R218,868 per kilogram of gold from R207,568 per kilogram of gold in fiscal 2010. Total costs increased to R256,085 per kilogram of gold from R246,899 per kilogram of gold in fiscal 2010. The increase was due to price increases in key consumables together with above inflation increases in both labor and electricity, which were partially offset by higher production.

Blyvoor's cash costs for fiscal 2012 increased to R350,032 per kilogram of gold from R289,870 per kilogram of gold in fiscal 2011. Total costs decreased to R367,780 per kilogram of gold from R446,557 per kilogram of gold in fiscal 2011. The decrease in total costs was due to a R546.6 million impairment of Blyvoor's property, plant and equipment included in fiscal 2011. For fiscal 2011, Blyvoor's cash costs increased to R289,870 per kilogram of gold from R265,445 per kilogram of gold in fiscal 2010. Total costs increased to R446,557 per kilogram of gold from R265,776 per kilogram of gold in fiscal 2010. The increase in total costs was due to a R546.6 million impairment of Blyvoor's property, plant and equipment included in fiscal 2011.

Reconciliation of cash costs per kilogram, total costs, total costs per kilogram and capital expenditure (cash)

Cash costs of production include costs for all mining, processing, administration, royalties and production taxes, but exclude depreciation, depletion and amortization, rehabilitation, retrenchment costs and corporate administration costs. Cash costs per kilogram are calculated by dividing cash costs by kilograms of gold produced. Cash costs per kilogram have been calculated on a consistent basis for all periods presented. Prior periods have been adjusted to distinguish between continuing operations and discontinued operations as well as for the Ergo operation which now also includes the Crown operation and ERPM's Cason operation.

Total operating costs include cash costs of production, depreciation, retrenchment costs, depletion and amortization and the accretion of rehabilitation, reclamation and closure costs.

Total costs, as calculated and reported by us, include total operating costs, plus other operating and non-operating income, finance expenses and other operating and non-operating costs, but exclude taxation, minority interest, profit or loss from associates and the cumulative effect of accounting adjustments. These costs are excluded as the mines do not have control over these costs and they have little or no impact on the day-to-day operating performance of the mines. Total costs per kilogram are calculated by dividing total costs by kilograms of gold produced. Total costs and total costs per kilogram have been calculated on a consistent basis for all periods presented.

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[1] Cash costs and total costs are non - IFRS financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to operating costs see Item 5A.: "Operating Results."

Cash costs per kilogram, total costs and total costs per kilogram are non - IFRS financial measures that should not be considered by investors in isolation or as alternatives to operating costs, net profit/(loss) attributable to equity owners of the parent, profit/(loss) before tax and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per kilogram, total costs and total costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that cash costs per kilogram, total costs and total costs per kilogram are useful indicators to investors and our management of an individual mine's performance and of the performance of our operations as a whole as they provide:

- an indication of a mine's profitability and efficiency;
- the trend in costs;
- a measure of a mine's margin per kilogram, by comparison of the cash costs per kilogram by mine to the price of gold; and
- a benchmark of performance to allow for comparison against other mines and mining companies.

Capital expenditure (cash), is the actual cash flow for the particular fiscal period as taken from the statement of cash flows for additions to property, plant and equipment under investing activities. Prior periods have been adjusted to distinguish between continuing operations and discontinued operations as well as for the Ergo operation which now also includes the Crown operation and ERPM's Cason operation.

A reconciliation of operating costs to total costs, cash costs per kilogram and total costs per kilogram, for each of the three years ended June 30, 2012, 2011 and 2010 is presented below. In addition, we have also provided below details of the amount of gold produced by each mine for each of those periods.

For the year ended June 30, 2012
(in R'000, except as otherwise noted)

	Ergo[1]	ERPM[2]	Other[2]	Total	Blyvoor[3]	Total
	Continuing Operations				**Discontinued operation**	
Cash operating costs[4]	1,151,400	-	-	**1,151,400**	1,052,197	**2,203,597**
Movement in gold in process	(9,427)	-	-	**(9,427)**	(5,283)	**(14,710)**
Operating costs	1,141,973	-	-	**1,141,973**	1,046,914	**2,188,887**
Plus:						
Depreciation	117,457	-	1,732	**119,189**	1,661	**120,850**
Retrenchment costs	-	-	-	**-**	43,747	**43,747**
Movement in provision for environmental rehabilitation	48,292	9,861	1,333	**59,486**	(301)	**59,185**
Actuarial loss on post-retirement benefits	67	-	-	**67**	-	**67**
Ongoing rehabilitation expenditure	39,445	7,702	148	**47,295**	990	**48,285**
Net other operating costs/(income)	23,930	28,440	(28,695)	**32,258**	8,583	**40,481**
Total operating costs	1,371,164	46,003	(25,482)	**1,400,268**	1,101,594	**2,501,862**
Plus:						
Impairments	-	-	1,100	**1,100**	-	**1,100**
Administration expenses and general costs/(income)	40,172	(11,602)	82,049	**110,619**	10,918	**121,537**
Finance income	(3,915)	(2,920)	(17,611)	**(24,446)**	(8,994)	**(33,440)**
Finance expenses	3,475	8,111	4,092	**15,678**	2,028	**17,706**
Total costs	1,410,897	39,592	44,147	**1,503,219**	1,105,546	**2,608,765**
Gold produced (ounces)	135,708	-	-	**135,708**	96,645	**232,353**
Gold produced (kilograms)	4,221	-	-	**4,221**	3,006	**7,227**
Cash costs per kilogram (R per kilogram)	272,779	-	-	**272,779**	350,032	**304,912**
Total costs per kilogram (R per kilogram)	334,257	-	-	**356,129**	367,780	**360,975**

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[1] Ergo has been restated during fiscal 2012 to include Ergo, ErgoGold, Crown and ERPM's surface Cason operation. Comparative numbers have accordingly been restated.

[2] Relates to other non-core operating entities within the Group and is included under 'Corporate head office and other' in our segmental reporting.

[3] Blyvoor was sold on June 1, 2012, and has been classified as a discontinued operation. Comparable prior year numbers have been adjusted to distinguish between continuing- and discontinued operations where relevant.

[4] Cash operating costs equate to cash costs of production.

For the year ended June 30, 2011
(in R'000, except as otherwise noted)

	Ergo[1]	ERPM[2]	Other[2]	Total Continuing Operations	Discontinued operation Blyvoor[3]	Total Group
		Continuing Operations				
Cash operating costs[4]	980,746	-	-	**980,746**	1,091,941	**2,072,687**
Movement in gold in process	(8,267)	-	-	**(8,267)**	23,879	**15,612**
Operating costs	972,479	-	-	**972,479**	1,115,820	**2,088,299**
Plus:						
Depreciation	98,164	-	117	**98,281**	32,638	**130,919**
Retrenchment costs	-	839	-	**839**	-	**839**
Movement in provision for environmental rehabilitation	36,352	11,049	(483)	**46,918**	5,649	**52,567**
Actuarial gain on post-retirement benefits	(5,651)	-	-	**(5,651)**	-	**(5,651)**
Ongoing rehabilitation expenditure	32,311	9,047	167	**41,525**	1,453	**42,978**
Net other operating costs/(income)	1,194	18,623	5,141	**25,037**	8,559	**33,596**
Total operating costs	1,134,849	39,558	4,942	**1,179,428**	1,164,119	**2,343,547**
Plus:						
Impairments	-	-	1,090	**1,090**	546,566	**547,656**
Administration expenses and general costs/(income)	11,394	(3,380)	78,291	**86,305**	1,781	**88,086**
Finance income	(5,038)	(2,847)	(9,179)	**(17,064)**	(35,728)	**(52,792)**
Finance expenses	6,312	11,290	(996)	**16,606**	5,441	**22,047**
Total costs	1,147,517	44,621	74,148	**1,266,365**	1,682,179	**2,948,544**
Gold produced (ounces)	144,065	-	-	**144,065**	121,114	**265,179**
Gold produced (kilograms)	4,481	-	-	**4,481**	3,767	**8,248**
Cash costs per kilogram (R per kilogram)	218,868	-	-	**218,868**	289,870	**251,296**
Total costs per kilogram (R per kilogram)	256,085	-	-	**282,608**	446,557	**357,486**

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[1] Ergo has been restated during fiscal 2012 to include Ergo, ErgoGold, Crown and ERPM's surface Cason operation. Comparative numbers have accordingly been restated.

[2] Relates to other non-core operating entities within the Group and is included under 'Corporate head office and other' in our segmental reporting.

[3] Blyvoor was sold on June 1, 2012, and has been classified as a discontinued operation. Comparable prior year numbers have been adjusted to distinguish between continuing- and discontinued operations where relevant.

[4] Cash operating costs equate to cash costs of production.

For the year ended June 30, 2010
(in R'000, except as otherwise noted)

				Continuing Operations			Discontinued Operations	
	Ergo[1]	ERPM[2]	Other[2]	Total South African Operations	Other-Offshore Operations	Total Continuing Operations	Blyvoor[3]	Total Group
Cash operating costs[4]	869,918	-	-	**869,918**	-	**869,918**	878,888	**1,748,806**
Movement in gold in process	3,825	-	-	**3,825**	-	**3,825**	(33,766)	**(29,941)**
Operating costs	873,743	-	-	**873,743**	-	**873,743**	845,122	**1,718,865**
Plus:								
Depreciation	156,423	1,452	278	**158,153**	-	**158,153**	32,616	**190,769**
Retrenchment costs	-	4,029	5,173	**9,202**	-	**9,202**	10,925	**20,127**
Movement in provision for environmental rehabilitation	(16,416)	(4,618)	(68,246)	**(89,280)**	-	**(89,280)**	1,246	**(88,034)**
Actuarial gain on post-retirement benefits	(35,290)	-	-	**(35,290)**	-	**(35,290)**	-	**(35,290)**
Ongoing rehabilitation expenditure	26,196	4,390	2,323	**32,909**	-	**32,909**	1,942	**34,851**
Net other operating costs/(income)	13,878	26,398	2,873	**43,149**	-	**43,149**	**7,350**	**50,499**
Total operating costs	1,018,534	31,651	(57,599)	**992,586**	-	**992,586**	899,201	**1,891,787**
Plus:								
(Reversal of impairments)/Impairments	(12,514)	-	18,738	**6,224**	-	**6,224**	-	**6,224**
Administration expenses and general costs	25,921	18,541	6,765	**51,227**	190	**51,417**	5,609	**57,026**
Finance income	(5,693)	17,150	(19,980)	**(8,523)**	(155,194)	**(163,717)**	(36,556)	**(200,273)**
Finance expenses	8,505	36,799	(32,902)	**12,402**	-	**12,402**	11,730	**24,132**
Total costs	1,034,753	104,141	(84,978)	**1,053,916**	(155,004)	**898,912**	879,984	**1,778,896**
Gold produced (ounces)	134,742	-	-	**134,742**	-	**134,742**	106,452	**241,194**
Gold produced (kilograms)	4,191	-	-	**4,191**	-	**4,191**	3,311	**7,502**
Cash costs per kilogram(4) (R per kilogram)	207,568	-	-	**207,568**	-	**207,568**	265,445	**233,112**
Total costs per kilogram (R per kilogram)	246,899	-	-	**251,471**	-	**214,486**	265,776	**237,123**

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[1] Ergo has been restated during fiscal 2012 to include Ergo, ErgoGold, Crown and ERPM's surface Cason operation. Comparative numbers have accordingly been restated.

[2] Relates to other non-core operating entities within the Group and is included under 'Corporate head office and other' in our segmental reporting.

[3] Blyvoor was sold on June 1, 2012, and has been classified as a discontinued operation. Comparable prior year numbers have been adjusted to distinguish between continuing- and discontinued operations where relevant.

[4] Cash operating costs equate to cash costs of production.

Capital expenditure (cash)

During fiscal 2012, total capital expenditure (cash)[1] was R333.2 million, compared to R317.3 million in fiscal 2011, an increase of 5%. Capital expenditure increased primarily as a result of the new flotation and fine-grind project and the completion of the Crown/Ergo pipeline project. In fiscal 2012, Ergo spent R33.9 million on the Crown/Ergo pipeline project, R50.7 million on the extension of the Brakpan tailings facility, R15.5 million on the refurbishment of the Ergo plant, R38.5 million on the new flotation and fine-grind project, R49.0 million on infrastructure upgrades equipment, R14.2 million on the tailings facilities and R16.1 million to replace old equipment and acquire new equipment. Blyvoor spent R50.3 million on opening up and development, R23.3 million on equipment and R9.3 million on other equipment and the tailings facilities. The corporate head office had capital expenditure amounting to R21.7 million relating to property, R7.8 million relating to the exploration in Zimbabwe and R2.9 million on other equipment. For a detailed summary of capital expenditure, see Item 4D.: " Property, Plant and Equipment".

During fiscal 2011, total capital expenditure[1] (cash) was R317.3 million, compared to R194.0 million in fiscal 2010, an increase of 64%. Capital expenditure increased primarily as a result of the Crown/Ergo pipeline project which commenced during June 2010. In fiscal 2011, Ergo spent R29.4 million on the refurbishment of the second CIL circuit at the Ergo plant, R27.7 million on the extension of the Brakpan tailings facility and R119.7 million on the Crown/Ergo pipeline project. Ergo also spent R27.9 million on tailings deposition site and R0.6 million on vehicles and equipment. Blyvoor spent R57.2 million on opening up and development, R25.3 million on equipment and R13.2 million on other equipment and the tailings facilities. For a detailed summary of capital expenditure, see Item 4D.: " Property, Plant and Equipment".

Subsequent to June 30, 2012 and up to September 30, 2012 we spent R79.6 million on capital expenditure relating mainly to:

- Ergo for construction of the flotation plant amounting to R55.6 million, the Angelo Pan water line amounting to R12.9 million and the Brakpan tailings facility amounting to R1.3 million; and
- Zimbabwe exploration amounting to R5.0 million.

Ore Reserves

As at June 30, 2012, our Ore Reserves were estimated at 1.8 million ounces, as compared to approximately 6.3 million ounces at June 30, 2011, representing a 71% decrease. The decrease was due to the disposal of Blyvoor which comprised 68% of the 6.3 million reserves at the end of fiscal 2011. As at June 30, 2011, our Ore Reserves were estimated at 6.3 million ounces, as compared to approximately 6.0 million ounces at June 30, 2010, representing a 5% increase. The increase was mainly due to an increase in the rand gold price. Excluding the effect of depletion, our Ore Reserves increased by 0.686 million ounces, or 11% in fiscal 2011.

We seek to increase our attributable Ore Reserves through development and to acquire additional new Ore Reserves through acquisitions as well as exploration.

	Year ended June 30,					
	2012		**2011**		**2010**	
	Ounces '000	**Kilograms**	**Ounces '000**	**Kilograms**	**Ounces '000**	**Kilograms**
Continuing operations						
Ergo[2]	1,825	56,961	1,997	62,111	2,054	63,859
Discontinued operation						
Blyvoor	-	-	4,339	134,963	3,973	123,544
Total Ore	**1,825**	**56,961**	**6,336**	**197,074**	**6,027**	**187,403**

Our Ore Reserves presented in Item 4B.: "Business Overview" and above are prepared using three year average gold prices at the time of reserve determination. For purposes of our financial statements, depreciation and impairment of property, plant and equipment is determined based upon our "recoverable minerals", which means proven and probable ore reserves, which are calculated using our life of mine business plans and the gold price at the end of each financial year.

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1 Total capital expenditure (cash) is a non - IFRS financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

2 Ergo's Ore Reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM. Crown's Ore Reserves have also been included under Ergo.

Application of critical accounting policies

Some of our significant accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

Management believes the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:

- Property, plant and equipment
- Impairment of property, plant and equipment
- Deferred income and mining taxes
- Reclamation and environmental costs
- Post-retirement medical benefits
- Financial instruments

Management has discussed the development and selection of each of these critical accounting policies with the Board of Directors and the Audit Committee, both of which have approved and reviewed the disclosure of these policies. Our significant accounting policies relating to our accounting estimates and judgments are described in more detail in note 1 to the consolidated financial statements. Refer to Item 18.: "Financial statements''. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 18.: "Financial statements''.

Property, plant and equipment

Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which the cost relates. Depreciation is calculated on a mine-by-mine basis using the units of production method. Other assets are depreciated using the straight-line method over the expected life of these assets. Under the units of production method, we estimate the depreciation rate based on actual production over total Proven and Probable Ore Reserves of the particular mine, which are calculated using our life of mine business plans and a gold price at the end of each financial year. This rate is then applied to actual costs capitalized to date to arrive at the depreciation expense for the period. Proven and Probable Ore Reserves of the particular mine reflect estimated quantities of economically and legally recoverable reserves. Changes in management's estimates of the quantities of economically recoverable reserves impact depreciation on a prospective basis. The estimate of the total reserves of our mines could be materially different from the actual gold mined due to changes in the factors used in determining our Ore Reserves, such as the gold price, foreign currency exchange rates, labor costs, engineering evaluations of assay values derived from sampling of drill holes and other openings. Any change in management's estimate of the total Proven and Probable Ore Reserves would impact the depreciation charges recorded in our consolidated financial statements. The prevailing market price of gold at the end of the financial year was R306,081, R328,155 and R408,381 per kilogram for the fiscal years ended June 30, 2010, 2011 and 2012, respectively.

Impairment of property, plant and equipment

The carrying amounts of assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash costs of production, all based on life of mine business plans. The term "recoverable minerals" means Proved and Probable Ore Reserves, which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R306,081, R328,155 and R408,381 per kilogram for the fiscal years ended June 30, 2010, 2011 and 2012, respectively. For the purpose of impairment testing, assets are grouped together into the smallest group of assets which generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or groups of assets, or the cash-generating unit. An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

The recoverable amount of property, plant and equipment is generally determined utilizing discounted future cash flows. We also consider such factors as our market capitalization, the quality of the individual ore body and country risk in determining the recoverable amount. During fiscal 2012, Rnil, and during fiscal 2011, R546.6 million, was recorded as an impairment and during fiscal 2010 a reversal of impairment of R12.5 million were recorded by applying these principles.

In fiscal 2012, we calculated the recoverable amount based on updated life-of-mine business plans, a gold price of R441,936 per kilogram in year one escalating at 5.3% per annum, and a discount rate of 14.4%. With a 10% reduction in the gold price to R397,742 per kilogram, an impairment of R914.8 million would be raised, or at an increase in the discount rate of 8.5 percentage points (59%) to 22.9%, the group would begin impairment of the mining assets. The increase in discount rate from 13.9% in fiscal 2011 to 14.4% in fiscal 2012, was mainly as a result of the increase in the group's risk premium from 8.1% in fiscal 2011 to 9.6% in fiscal 2012.

In fiscal 2011, we calculated the recoverable amount based on updated life-of-mine business plans, a gold price of R350,649 per kilogram in year one escalating at 6.1% per annum, and a discount rate of 13.9%. With a 10% reduction in the gold price to R315,584 per kilogram, an additional impairment of R366.2 million would be raised, or at an increase in the discount rate of 3.8 percentage points (27.3%) to 17.7%, the group would start to raise an additional impairment of the mining assets. The increase in discount rate from 13.7% in fiscal 2010 to 13.9% in fiscal 2011, was as a result of the increase in the groups average borrowing rate from 10.0% to 10.7% as well as an increase in the beta factor from 0.63 to 0.77 indicating an increased volatility in the group's share price. The increase in the escalation rate from 5.8% in fiscal 2010 to 6.1% in fiscal 2011 was a result of higher inflation rates from 4.2% (CPI) up to 5.3% (CPI).

The R546.6 million impairment in fiscal 2011, related to Blyvoor which represents one cash generating unit. A discount rate of 14.4% (2010: 13.7%), together with further risk adjustments to future cash flows were used in determining the impairment. Management also took into consideration as part of their reasonableness assessment, a sensitivity analysis and the fact that Blyvoor was under business rescue proceedings, with the business rescue plan not being approved as at the end of fiscal 2011. Further considerations included the group's market capitalization, which were lower than the group's net asset value before the impairment had been raised.

Deferred income and mining taxes

Deferred taxation is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.

The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows. We consider all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors included profitability of the operations and an estimate of the gold price. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. As at June 30, 2012 we recognized a deferred tax asset of R38.3 million (June 30, 2011: R69.2 million and June 30, 2010: R140.7 million). The amount recognized at June 30, 2012 was based on a future gold price received of R441,936 per kilogram in year one, escalating at an average of 5.3% per annum.

Reclamation and environmental costs

The provision for environmental rehabilitation (which includes restoration costs) represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognized and included within mining properties. Provisions for environmental rehabilitation are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the obligation is included in profit or loss. Estimated future costs of environmental rehabilitation are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalized or reversed against the related asset but taken to profit or loss if there is no related asset left. Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on our environmental management plans in compliance with current technological, environmental and regulatory requirements. An average discount rate of 7.3%, average inflation rate of 5.4% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (fiscal 2011: average discount rate of 8.5%, average inflation rate of 6.0% and fiscal 2010: average discount rate of 9.0% and inflation rate of 5.8%). During fiscal 2012 there was a net increase in the provision of R13.4 million which was capitalized to property, plant and equipment for Ergo, representing an increase in its respective footprints and a reduction amounting to R19.8 million for rehabilitation costs incurred (during fiscal 2011 there was a net increase in our provision of R29.0 million representing an increase in Ergo's footprint and a reduction amounting to R21.4 million rehabilitation costs incurred). As a result of the disposal of Blyvoor the provision for environmental rehabilitation decreased by R46.0 million.

Charges to profit or loss for the environmental rehabilitation of R59.2 million, R52.6 million and a credit of R88.0 million (which includes the transfer of liabilities to the amount of R63.4 million and R4.8 million relating to the disposal of the mining rights of Durban Roodepoort Deep and West Witwatersrand Gold Mine Proprietary Limited, respectively) were raised in fiscal 2012, 2011 and 2010, respectively. Unwinding of the provisions amounting to R7.3 million, R9.4 million and R10.8 million were recorded in fiscal 2012, 2011 and 2010, respectively.

In South Africa, annual contributions are made to dedicated Rehabilitation Trust Funds and investments in funds held in insurance instruments, which are to be used to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

Post-retirement medical benefits

Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees. We have an obligation to provide medical benefits to certain of our pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. Actuarial gains and losses are recognized immediately in profit or loss. Assumptions used to determine the liability include a discount rate, health cost inflation rate, real discount rate, retirement age, spouse age gap, continuation at retirement and proportion married at retirement. At June 30, 2012 a provision of R6.0 million (June 30, 2011: R5.5 million, June 30, 2010: R12.5 million) for post-retirement medical benefits has been raised. During fiscal 2012, an expense of R0.7 million (fiscal 2011: R4.0 million gain; fiscal 2010: R29.7 million gain) relating to these post-retirement medical benefits went to profit or loss. The gain in fiscal 2011 was brought about by the partial settlement of the liability. The gain in fiscal 2010 was brought about by an actuarial valuation after management revised their assumptions used in this provision as a result of a project initiated during fiscal 2010 to optimize the synergies of our surface retreatment operations and the resulting possibility of a settlement of existing post retirement medical benefits. An independent legal opinion was obtained in this regard. While we believe that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may have an impact on earnings in the periods where the changes in the assumptions occur.

Financial instruments

Financial instruments recognized on the statement of financial position include investments, trade and other receivables, cash and cash equivalents, long- and short-term interest-bearing borrowings, trade and other payables, and bank overdrafts. Financial instruments are initially recognized at fair value and include any directly attributable transaction costs, except those financial instruments measured at fair value through profit or loss.

If the value of the financial instrument cannot be obtained from an active market, we have established fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, refined to reflect the issuer's specific circumstances. Listed shares are measured at fair value based on the market close price at the reporting date and applying a discount factor for liquidity constraints pertaining to the relevant listed shares. Preference shares were measured at amortized cost based on expected future discounted cash flows. The original risk adjusted discount rate of 13% is used when estimating the future liability and are re-measured on an annual basis. This original risk adjusted discount rate is replaced with a risk adjusted market rate to determine a fair value on an annual basis.

Operating results

Comparison of financial performance for the fiscal year ended June 30, 2012 with fiscal year ended June 30, 2011

Revenue

The following table illustrates the year-on-year change in revenue by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2012 in comparison to fiscal 2011:

| R'000 | Total revenue 2011 | Impact of change in volume | | Impact of change in price | Net change | Total revenue 2012 |
		Disposals	Internal growth/ (decline)			
Ergo[1]	1,379,459	-	(80,040)	464,772	384,732	1,764,191
Blyvoor[2]	1,185,860	(112,734)	(126,830)	293,777	54,213	1,240,073
Total Operations	**2,565,319**	**(112,734)**	**(206,870)**	**758,549**	**438,945**	**3,004,264**

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[1] Ergo has been restated during fiscal 2012 to include ErgoGold , Ergo Mining Proprietary Limited, Crown and the surface retreatment operation of ERPM.

[2] Blyvoor has been disposed of on June 1, 2012, and has been restated during 2012 as a discontinued operation.

Revenue for fiscal 2012 increased by R438.9 million, or 17%, to R3,004.3 million, mainly due to the 36% higher average gold price received. The average gold price increased from R311,023 per kilogram in fiscal 2011 to R415,700 per kilogram in fiscal 2012. The increase in revenue was partially offset by a decrease in production at Ergo of 6% due to a decrease in grade resulting from the completion of Top Star and Mennells higher grade dumps. The increase in revenue was also offset by the suspension of Blyvoor's Number 4 and 6 shafts at the start of February 2012 and because only eleven months of Blyvoor's revenue was included following the disposal of Blyvoor on June 1, 2012.

Operating costs

The following table illustrates the year-on-year change in operating costs by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2012 in comparison to fiscal 2011:

			Impact of change in volume			
R'000	**Operating costs 2011**	**Disposals**	**Internal growth/ (decline)**	**Impact of change in costs**	**Net change**	**Operating costs 2012**
Ergo[1]	972,479	-	(56,426)	225,920	169,494	1,141,973
Blyvoor[2]	1,115,820	(95,174)	(130,241)	156,509	(68,906)	1,046,914
Total	**2,088,299**	**(95,174)**	**(186,667)**	**382,429**	**100,588**	**2,188,887**

The following table lists the major components of operating costs for each of the years set forth below:

	Years ended June 30,	
Costs	**2012**	**2011**
Labor	32%	35%
Contractor services	12%	12%
Consumables and other	37%	35%
Electricity and water	19%	18%

As gold mining in South Africa is very labor intensive, labor costs and contractor services are one of the largest components of operating costs. Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal 2012 increased by 5% to R2,188.9 million compared to operating costs of R2,088.3 million in fiscal 2011. This increase was mainly as a result of above inflation increases in labor, electricity and consumable costs at both Ergo and Blyvoor. The increase in operating costs was partially offset by the closure of Number 4 and 6 shafts at Blyvoor and the fact that only eleven months of Blyvoor's operating costs are included due to the disposal of Blyvoor on June 1, 2012.

Rehabilitation provision and amounts contributed to environmental trust funds

As of June 30, 2012, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be R504.3 million as compared to R490.2 million at June 30, 2011. The increase in the provision for environmental rehabilitation in fiscal 2012 was due to changes in discount and inflation rate assumptions, changes in estimates resulting from changes to the life-of-mines and additional environmental damage incurred which had been off-set by a R46.0 million reduction in the provision resulting from the disposal of Blyvoor on June 1, 2012. In fiscal 2012, an expense of R59.2 million (fiscal 2011: R52.6 million) including the unwinding of the provision of R7.3 million (fiscal 2011: R9.4 million) was recorded in profit or loss.

A total of R106.3 million was invested in our various environmental trust funds as at the end of fiscal 2012, as compared to R134.2 million for fiscal 2011. The decrease is attributable to the disposal of Blyvoor on June 1, 2012, which reduced the trust funds by R35.1 million. The decrease was partially offset by an R8.3 million increase for interest received on the investment of these funds during fiscal 2012. A total of R59.3 million was invested in funds held in insurance instruments to provide financial guarantees to the DMR through an insurance cell captive company called, Guardrisk Cell Captive. The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the respective mining operations, the proceeds on the disposal of remaining assets and gold from plant clean-up.

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[1] Ergo has been restated during fiscal 2012 to include Ergo Mining Proprietary Limited, ErgoGold, Crown and the surface retreatment operation of ERPM.

[2] Blyvoor was sold on June 1, 2012, and has been restated during 2012 as a discontinued operation.

Depreciation

Depreciation charges were R120.9 million for fiscal 2012 compared to R130.9 million for fiscal 2011. The decrease is mainly attributable to the classification of Blyvoor as held-for-sale in accordance with IFRS 5 – Non-current Assets Held of Sale and Discontinued Operations, on December 31, 2011, at which date depreciation ceased. This was followed by the disposal of Blyvoor on June 1, 2012.

Retrenchment costs

Retrenchment costs increased to R43.7 million in fiscal 2012 from R0.8 million in fiscal 2011. In fiscal 2012, these costs related to the closure of the Number 4 and 6 shafts at Blyvoor, resulting in the retrenchment of 1,542 employees.

Impairments

In fiscal 2012, an impairment amounting to R1.1 million was raised against the West Witwatersrand Gold Mines Proprietary Limited rehabilitation trust fund, due to the disposal of the relating mining rights over the West Wits mining lease area.

Administration expenses and general costs

The administration expenses and general costs increased in fiscal 2012 to R121.5 million from R88.1 million in fiscal 2011, an increase of R33.4 million. In fiscal 2012, administration expenses and general costs included a non-recurring cost of approximately R9.6 million relating to the loss on the sale of property, plant and equipment. In fiscal 2011, administration expenses and general costs included a non-recurring credit of approximately R5.7 million as a result of a decrease in the provision for post-retirement medical benefits. Other than inflation-related increases, these were the main reasons for the year-on-year increase.

Finance income

Finance income decreased from R52.8 million in fiscal 2011 to R33.4 million in fiscal 2012. The decrease was mainly due to a non-recurring net gain on financial liabilities measured at amortized cost in fiscal 2011, amounting to R24.8 million.

Finance expenses

Finance expenses decreased from R22.0 million in fiscal 2011 to R17.7 million in fiscal 2012. The decrease was mainly attributable to the unwinding of discount on financial liabilities measured at amortized cost, which decreased from R7.7 million in fiscal 2011 to R0.7 million in fiscal 2012.

Income tax

The net tax charge of R8.0 million for fiscal 2012 comprises a current taxation charge of R12.5 million, a deferred tax credit of R9.0 million and secondary tax on companies amounting to R4.5 million. This compares to a net tax charge of R32.2 million for fiscal 2011, which comprises a current taxation charge of R1.2 million, a deferred tax charge of R25.9 million and secondary tax on companies amounting to R5.1 million. The year-on-year decrease in the net tax charge was mainly due to recognition of a R26.9 million deferred tax asset attributable to Ergo Mining Proprietary Limited for tax losses previously not recognized.

Comparison of financial performance for the fiscal year ended June 30, 2011 with fiscal year ended June 30, 2010

Revenue

The following table illustrates the year-on-year change in revenue by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2011 in comparison to fiscal 2010:

| | | **Impact of change in volume** | | | | |
R'000	Total revenue 2010	Acquisitions	Internal growth	Impact of change in price	Net change	Total revenue 2011
Ergo[1]	1,129,113	-	78,130	172,216	250,346	1,379,459
Blyvoor[2]	861,409	-	118,636	205,815	324,451	1,185,860
Total Operations	**1,990,522**	**-**	**196,766**	**378,031**	**574,797**	**2,565,319**

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[1] Ergo has been restated during fiscal 2012 to include Ergo Mining Proprietary Limited, ErgoGold, Crown and the surface retreatment operation of ERPM.
[2] Blyvoor was sold on June 1, 2012, and has been restated during 2012 as a discontinued operation.

Revenue for fiscal 2011 increased by R574.8 million, or 29%, to R2,565.3 million, due to the higher gold price received and the 10% increase in gold production. The average gold price increased from R265,332 per kilogram in fiscal 2010 to R311,023 per kilogram in fiscal 2011.

Operating costs

The following table illustrates the year-on-year change in operating costs by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2011 in comparison to fiscal 2010:

		Impact of change in volume				
R'000	Operating costs 2010	Acquisitions	Internal growth	Impact of change in costs	Net change	Operating costs 2011
Ergo[1]	873,743	-	60,459	38,277	98,736	972,479
Blyvoor[2]	845,122	-	116,393	154,305	270,698	1,115,820
Total	**1,718,865**	**-**	**176,852**	**192,582**	**369,434**	**2,088,299**

The following table lists the major components of operating costs for each of the years set forth below:

	Years ended June 30,	
Costs	**2011**	**2010**
Labor..	35%	34%
Contractor services	12%	12%
Consumables and other	35%	38%
Electricity and water..	18%	16%

As gold mining in South Africa is very labor intensive, labor costs and contractor services are one of the largest components of operating costs. Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal 2011 increased by 21% to R2,088.3 million compared to operating costs of R1,718.9 million in fiscal 2010. This increase was mainly as a result of a 7% rise in volumes, together with above inflation increases in both labor and electricity costs which affected Blyvoor in particular.

Operating costs at Ergo increased from R873.7 million in fiscal 2010 to R972.5 million in fiscal 2011 which was mainly due to a ramp-up in volumes at Ergo and higher labor and electricity costs. At Blyvoor operating costs increased from R845.1 million in fiscal 2010 to R1,115.8 million in fiscal 2011, a consequence of increased volumes and above inflation increases in both labor and electricity costs.

Rehabilitation provision and amounts contributed to environmental trust funds

As of June 30, 2011, we estimated our total rehabilitation provision, being the discounted estimate of future costs, to be R490.2 million as compared to R420.6 million at June 30, 2010. The increase in the provision for environmental rehabilitation in fiscal 2011 was due to changes in discount and inflation rate assumptions, changes in estimates resulting from changes to the life-of-mines and additional environmental damage incurred. In fiscal 2011 an expense of R52.6 million (fiscal 2010: R88.0 million benefit) including an unwinding of the discount of R9.4 million (fiscal 2010: R10.8 million) were recorded in profit or loss.

A total of R134.2 million was invested in our various environmental trust funds as at the end of fiscal 2011, as compared to R126.1 million for fiscal 2010. The increase was attributable to interest received on the investment of these funds and contributions of R1.2 million during fiscal 2011. The shortfall between the trust funds and the estimated provisions was expected to be financed by ongoing financial contributions in available financial investments over the remaining production life of the respective mining operations, the proceeds on the disposal of remaining assets and gold from plant clean-up.

Depreciation

Depreciation charges were R130.9 million for fiscal 2011 compared to R190.8 million for fiscal 2010. The decrease was mainly attributable to the extension of Ergo's life-of-mine due to the construction of the Crown/Ergo pipeline.

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[1] Ergo has been restated during fiscal 2012 to include ErgoGold , Ergo Mining Proprietary Limited, Crown and the surface retreatment operation of ERPM.

[2] Blyvoor has been disposed of on June 1, 2012, and has been restated during 2012 as a discontinued operation.

Retrenchment costs

Retrenchment costs decreased to R0.8 million in fiscal 2011 from R20.1 million in fiscal 2010. In fiscal 2011, these costs relate to the last of the retrenchments at ERPM due to the closure of its underground operation.

Impairments

In fiscal 2011, an impairment of R546.6 million was raised against Blyvoor's property, plant and equipment due to its distressed financial position and the uncertainties relating to the outcome of the business rescue plan. Blyvoor represented one cash generating unit. A discount rate of 14.4% (2010: 13.7%), together with further risk adjustments to future cash flows were used in determining the impairment. Management also took into consideration as part of their reasonableness assessment, a sensitivity analysis and the fact that Blyvoor was under business rescue proceedings, with the business rescue plan not being approved as at the end of fiscal 2011. Further considerations included the group's market capitalization in comparison to the group's net asset value.

In addition, an impairment amounting to R1.1 million was raised against the West Witwatersrand Gold Mines Proprietary Limited rehabilitation trust fund, due to the disposal of the relating mining rights over the West Wits mining lease area.

Administration expenses and general costs

The administration expenses and general costs increased in fiscal 2011 to R88.1 million from R57.0 million in fiscal 2010, an increase of R31.1 million. In fiscal 2010, administration expenses and general costs included a non-recurring credit of approximately R30.0 million as a result of a decrease in the provision for post-retirement medical benefits as part of a project initiated during fiscal 2010 to optimize the synergies of DRDGOLD's surface operations, and the resulting settlement of the post-retirement medical benefit. Management had revised the assumptions used in calculating the provision. Other than inflation related increases, this was the main reason for the year-on-year increase.

Finance income

Finance income decreased from R200.3 million in fiscal 2010 to R52.8 million in fiscal 2011. The majority of the decrease in fiscal 2011 was due to the fact that finance income in fiscal 2010 included a non-recurring gain of R156.7 million for foreign currency translation reserves realized on the liquidation of foreign subsidiaries, which included the Australasian Operations.

Finance expenses

Finance expenses decreased from R24.1 million in fiscal 2010 to R22.0 million in fiscal 2011. The decrease was mainly attributable to the capitalization of borrowing costs in fiscal 2011 relating to the Crown/Ergo pipeline, amounting to R6.4 million.

Income tax

The net tax charge of R32.2 million for fiscal 2011 comprises a current taxation charge of R1.2 million, a deferred tax charge of R25.9 million and secondary tax on companies amounting to R5.1 million. This compares to a net tax charge of R8.3 million for fiscal 2010, comprising a current taxation charge of R8.5 million, a deferred tax benefit of R2.0 million and secondary tax on companies amounting to R1.8 million. The year-on-year increase in the net tax charge was mainly due to higher profits, in particular at Ergo, which resulted in an increase in the deferred tax charge for the year.

5B. LIQUIDITY AND CAPITAL RESOURCES

Operating activities

Net cash of R621.2 million (fiscal 2011: R324.0 million and fiscal 2010: R53.6 million) was generated by operating activities for fiscal 2012. During fiscal 2012, the net working capital movement represented an inflow of cash of R63.5 million, compared to an outflow of R3.3 million in fiscal 2011 and an outflow of R31.5 million in fiscal 2010. Cash generated from operating activities increased largely due to the 36% increase in the average rand gold price in fiscal 2012, which resulted in a significant rise in the group's revenue. The increase in fiscal 2011 of cash generated from operating activities was largely due to the 15% increase in the rand gold price and the 10% improvement in gold production for the year.

Investing activities

Net cash utilized by investing activities amounted to R413.3 million in fiscal 2012 compared to R335.2 million in fiscal 2011 and R226.4 million in fiscal 2010.

In fiscal 2012, cash utilized by investing activities mainly consisted of R333.2 million in additions to property, plant and equipment, R63.2 million in acquisitions of investments, and R19.8 million spent on environmental trust funds and rehabilitation payments. In fiscal 2011, cash utilized by investing activities mainly consisted of R317.3 million in additions to property, plant and equipment, of which R176.8 million related to the Crown/Ergo pipeline project. In addition, R22.6 million was spent on environmental trust funds and rehabilitation payments. Cash utilized by investing activities in fiscal 2010, mainly consisted of R194.0 million in additions to property, plant and equipment and R40.4 million for the acquisition of the remaining 50% of Ergo Mining Proprietary Limited.

Total capital expenditure (cash)[1] for fiscal 2012 was R333.2 million. Capital expenditure was predominantly on the Crown/Ergo pipeline project, Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for fiscal 2012 included:

- Ergo spent R33.9 million on the Crown/Ergo pipeline project, R50.7 million on the extension of the Brakpan tailings facility, R15.5 million on the refurbishment of the Ergo plant, R38.5 million on the new floatation and fine-grind project, R49.0 million on infrastructure upgrades and equipment, R14.2 million on the tailings facilities and R16.1 million to replace old equipment and acquire new equipment.
- Blyvoor for opening up and development amounting to R50.3 million, equipment replacement amounting to R23.3 million and R9.3 million for other equipment and the tailings facilities.

Total capital expenditure (cash)[1] for fiscal 2011 was R317.3 million. Capital expenditure was predominantly on the Crown/Ergo pipeline project, Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for fiscal 2011 included:

- Ergo for construction, long-lead items relating to the Crown/Ergo pipeline project amounting to R119.7 million, construction, commissioning and refurbishment of the second CIL circuit amounting to R29.4 million, expansion of the tailing complex amounting to R27.7 million and for tailings deposition site maintenance R27.9 million.
- Blyvoor for opening up and development amounting to R57.2 million, equipment replacement amounting to R25.3 million and R13.2 million for other equipment and the tailings facilities.

Total capital expenditure (cash)[1] for fiscal 2010 was R194.0 million. Capital expenditure was predominantly on Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for fiscal 2010 included:

- Ergo for construction and commissioning of the second feeder pipeline from the Elsburg Tailings Complex to the Brakpan plant amounting to R34.4 million and for long-lead items relating to the Crown/Ergo pipeline amounting to R29.6 million.
- Blyvoor for opening up and development amounting to R48.9 million.

We anticipate increasing our capital expenditure in fiscal 2013 by about 8% over fiscal 2012. We expect to incur R343.5 million on capital expenditure for mining equipment, upgrading current metallurgical plants and tailings facilities as follows:

- Ergo - R306.8 million;
- ERPM - R14.4 million; and
- Exploration in Zimbabwe - R22.2 million.

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[1] Total capital expenditure (cash) is a non - IFRS financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

Financing activities

Net cash outflow from financing activities was R168.6 million in fiscal 2012 compared to a net cash inflow of R81.3 million in fiscal 2011 and the net cash inflow of R7.8 million in fiscal 2010.

During fiscal 2012, the net cash outflow consisted of R96.2 million for repayments of loans and borrowings, R58.2 million for the acquisition of treasury shares and a dividend payment of R28.9 million, which were offset by proceeds of R13.5 million on disposal of treasury shares.

During fiscal 2011, the net cash inflow consisted of R108.0 million raised through a Domestic Medium Term Notes Program, which had been offset by an R8.3 million repayment of borrowings and a dividend payment of R19.2 million.

During fiscal 2010, we issued 6,620,413 shares for cash consideration of R29.9 million and we issued 262,663 shares to the share option scheme for a consideration of R1.0 million. Costs relating to these share issues were incurred, amounting to R2.0 million. A dividend of R19.0 million was paid and there was a repayment of borrowings amounting to R2.1 million.

Cash and cash equivalents

Cash and cash equivalents as at June 30, 2012 amounted to R298.5 million compared to R259.1 million in fiscal 2011 and R188.2 million in fiscal 2010. This included $1.1 million as at 30 June 2012 compared to $2.5 million in fiscal 2011 and $1.3 million in fiscal 2010, the remainder of the cash and cash equivalent balances were denominated in South African rand. Surplus cash is held in low-risk, high interest bearing products with various large financial institutions.

Borrowings and funding

Borrowing and funding requirements are not seasonal and there are no legal or economic restrictions on the transfer of funds from subsidiaries.

Our external sources of capital include the issuance of debt, bank borrowings, loan notes and the issuance of equity securities, which include the following:

On October 1, 2010 EMO established a R500 million Domestic Medium Term Note Programme, or DMTN Programme, under which it could from time to time issue notes. On October 1, 2010, EMO issued R108 million in notes under the DMTN Programme and maturity dates of 12 and 24 months from the date of issue and interest set at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum. The loan notes with a 12 month maturity, amounting to R78.0 million, were repaid on October 3, 2011. The remaining loan notes with a 24 month maturity, amounting to R30.0 million, were repaid on October 3, 2012. The EMO DMTN Programme was cancelled and has been replaced by the DRDGOLD DMTN Programme below.

On July 2, 2012, DRDGOLD established a R2.0 billion DMTN Programme under which it may from time to time issue notes. This DMTN Programme replaces the DMTN Programme established by EMO on October 1, 2010. In July and September 2012, DRDGOLD issued R165 million in notes under the DMTN Programme and maturity dates of 12, 24 and 36 months from the date of issue and bearing interest at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum. The loan notes with a 12 month maturity, amounting to R54.0 million, are repayable on September 15, 2013. The remaining loan notes with a 24 and 36 month maturity, amounting to R66.0 million and R45.0 million, respectively, are repayable on July 3, 2014 and July 3, 2015, respectively.

Anticipated funding requirements and sources

At June 30, 2012, we had cash and cash equivalents of R298.5 million, and positive working capital (defined as current assets less current liabilities) of R209.7 million, compared to cash and cash equivalents of R259.1 million and positive working capital of R100.0 million at June 30, 2011 and cash and cash equivalents of R188.2 million and positive working capital of R132.9 million at June 30, 2010. At September 30, 2012, our cash and cash equivalents were R409.9 million.

Our management believes that existing cash resources, net cash generated from operations and the availability of negotiated funding facilities will be sufficient to meet our anticipated commitments for fiscal 2013 as described above.

Our estimated working capital, capital expenditure and other funding commitments, as well as our sources of liquidity, would be adversely affected if:

- our operations fail to generate forecasted net cash flows from operations;
- there is an adverse variation in the price of gold or foreign currency exchange rates in relation to the US dollar, particularly with respect to the rand; or
- our operating results or financial condition are adversely affected by the uncertainties and variables facing our business discussed under Item 5A.: "Operating Results" or the risk factors described in Item 3D.: "Risk Factors."

In such circumstances, we could have insufficient capital to meet our current obligations in the normal course of business, which would have an adverse impact on our financial position and our ability to continue operating as a going concern. We would need to reassess our operations, consider further restructuring and/or obtain additional debt or equity funding. There can be no assurance that we will obtain this additional or any other funding on acceptable terms or at all.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We are not involved in any research and development and have no registered patents or licenses.

5D. TREND INFORMATION

During the first quarter of fiscal 2013, we produced 35,815 ounces at average cash costs of R305,265 per kilogram from our operations. Gold production from our operations for the second quarter of fiscal 2013 is expected to be in line with the first quarter results. Cash costs for the second quarter of fiscal 2013 are expected to be slightly lower due to winter tariffs for electricity applying for two months of the first quarter of fiscal 2013.

For the full year fiscal 2013, we are expecting gold production from our operations of approximately 145,500 ounces at cash costs of approximately R301,578 per kilogram, based on an exchange rate assumption of approximately $1.00/R8.23. Our ability to meet the full year's production target could be impacted by, amongst other factors, lower grades, achieving the targets set at Ergo and timely completion of the flotation and fine-grind project. We are also subject to cost pressures due to above inflation increases in labor costs, electricity and water prices; increases in crude oil, steel, unforeseen changes in ore grades and recoveries; unexpected changes in the quality or quantity of reserves; technical production issues; environmental and industrial accidents; gold theft; environmental factors; and pollution, which could adversely impact the cash costs for fiscal 2013.

5E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, unconsolidated special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Total R'000	Estimated and actual payments due by period			
		Less than 1 year R'000	Between 1-3 years R'000	Between 3-5 years R'000	More than 5 years R'000
Loan notes (including interest)	30,802	30,802	-	-	-
Purchase obligations – contracted capital expenditure [1]	93,015	93,015	-	-	-
Environmental rehabilitation, reclamation and closure costs[2]	504,327	42,057	-	153,789	308,481
Operating leases	4,386	1,733	2,536	117	-
Total contractual cash obligations	**632,530**	**167,607**	**2,536**	**153,906**	**308,481**

5G. SAFE HARBOR

See "Special Note regarding Forward-Looking Statements."

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[1] Represents planned capital expenditure for which contractual obligations exist.

[2] Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D.: "Property, Plant and Equipment" and Note 19 "Provision for environmental rehabilitation, reclamation and closure costs" under Item 18.: "Financial Statements".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2012 and as of June 30, 2011, our board consisted of six directors.

In accordance with JSE listing requirements and our Memorandum of Incorporation, or MOI, one third of the directors comprising the board of directors, on a rotating basis, are subject to re-election at each annual general shareholders' meeting. Additionally, all directors are subject to election at the first annual general meeting following their appointment. Retiring directors normally make themselves available for re-election.

The address of each of our Executive Directors and Non-Executive Directors is the address of our principal executive offices.

Executive Directors

Daniël Johannes Pretorius (45) Chief Executive Officer. Mr. D.J. Pretorius was appointed as Chief Executive Officer Designate on August 21, 2008. On January 1, 2009 he succeeded Mr. John William Cornelius Sayers as Chief Executive Officer. Mr. Pretorius holds a B Proc, LLB degree and was appointed Group Legal counsel for the Company in September 2004. He has 19 years of experience in the mining industry. He was appointed as Chief Executive Officer of Ergo Mining Operations in July 2006.

Craig Clinton Barnes (42) Chief Financial Officer. Mr. C.C. Barnes joined the Company in August 2004 as Group Financial Accountant. A Chartered Accountant, he has a B Com degree from the University of the Witwatersrand, or Wits University, and a B Com Honors degree from the University of South Africa, or Unisa. Prior to joining the Company, he was head of financial reporting for Liberty Group Limited and he has over 18 years financial experience. He was appointed as Chief Financial Officer of Ergo Mining Operations in July 2006 and as Chief Financial Officer of DRDGOLD in May 2008.

Non-Executive Directors

Geoffrey Charles Campbell (51). Mr. G.C. Campbell was appointed as Non-Executive Director in 2002, as a Senior Independent Non-Executive Director in December 2003 and as Non-Executive Chairman in October 2005. A qualified geologist, he has worked on gold mines in Wales and Canada. He then spent 15 years first as a stockbroker and afterwards as a fund manager, during which time he managed the Merrill Lynch Investment Manager's Gold and General Fund, one of the largest gold mining investment funds. He was also Research Director for Merrill Lynch Investment Managers. Mr. G.C. Campbell is also a director of Oxford Abstracts.

Robert Peter Hume (72). Mr. R.P. Hume was appointed as a Non-Executive Director in 2001. He has 42 years experience in the field of auditing, including 18 years as a partner in the East London (South Africa) office of KPMG. Since retiring from KPMG in 1999, he has been an Investment Manager at Nvest Securities Proprietary Limited (formerly Sasfin Frankel Pollak) in East London.

James Turk (65). Mr. J. Turk was appointed a Non-Executive Director in October 2004. He is the founder and a director of GoldMoney Network Limited, formerly G.M. Network Limited (also known as GoldMoney.com), the operator of a digital gold currency payment system. Since graduating from George Washington University with a BA degree in International Economics in 1969, he has specialized in international banking, finance and investments. After starting his career with Chase Manhattan Bank (now J.P. Morgan Chase) he joined RTB Inc., a private investment and trading company of a prominent precious metals trader in 1980. He moved to the United Arab Emirates in 1983 as Manager of the Commodity Department of the Abu Dhabi Investment Authority. Since resigning from this position in 1987, he has written frequently on money and banking.

Edmund Jeneker (50). Mr. E.A. Jeneker (SAIPA, FIAC, Cert.Dir(IoD)) was appointed a Non-Executive Director on November 1, 2007. He trained as an accountant and has over 21 years' experience in finance, taxation, business strategy and general management at Grant Thornton, SwissReSA, World Bank Competitiveness Fund and Deloitte. He is active in community development and serves as a member of the Provincial Development Commission of the Western Cape Provincial Government. He currently holds the position of Managing Director – Absa AllPay Consolidated Investment Holdings at Absa Group Limited.

Senior Management

Wilhelm Jacobus Schoeman (38) Executive Officer Business Development. Mr. W.J. Schoeman (Dip Analytical Chemistry, BTech Analytical Chemistry) joined DRDGOLD on October 1, 2011 to focus on expanding the group's surface retreatment business and extracting maximum value from existing resources. He also has a chief executive role at Watermark Global Plc and Western Utilities (which recently listed on the JSE AltX as Mine Restoration Investments).

David Johannes Botes (55) Group Risk Manager. Mr. D.J. Botes (Dip Comm, HDip Tax) joined DRDGOLD on September 7, 1988 as Group Financial Manager. He was appointed Group Risk Manager on February 1, 2003. He has 29 years of financial management experience.

Jacob Hendrik Dissel (54) Group Financial Manager. Mr. J.H. Dissel (B Comm Hons) joined DRDGOLD as Group Financial Manager in October 1999. He has 29 years experience in the mining industry

Themba John Gwebu (48) Executive Officer: Legal, Compliance and Company Secretary. Mr. T.J. Gwebu (B Iuris, LLB, LLM) is a qualified attorney who worked as a magistrate prior to joining the Company in April 2004 as Assistant Legal Advisor. He was appointed to the position of Company Secretary in April 2005 and Executive Officer: Legal, Compliance and Company Secretary on January 1, 2007.

Henry Gouws (43) Managing Director: Ergo. Mr. H. Gouws graduated from Technicon Witwatersrand and obtained a National Higher Diploma in Extraction Metallurgy in 1991. He completed a MDP in 2003 through Unisa School of Business Leadership. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He was appointed to this current position with effect from October 1, 2011. He has 25 years experience in the mining industry.

Kevin Peter Kruger (44) Managing Director: Chizim Gold. Mr. K.P. Kruger holds a BSc degree in mechanical engineering from Wits University and joined the Company in 1994. Previously the Engineering Manager at the Company's North West Operations, he was appointed to his current position with effect from October 1, 2011.

Charles Methley Symons (58) Chief Operating Officer. Mr. C.M. Symons joined the mining industry in February 1977 and transferred to Crown in January 1986 where he was appointed General Manager in 1995. He holds a Masters degree in Business Leadership and a B Comm degree from Unisa, and he also has a National Diploma in Extractive Metallurgy. He was appointed Executive Officer: Surface Operations on January 1, 2008, Executive Officer: Operations on May 11, 2010 and Chief Operating Officer with effect from October 1, 2011.

Martin Bruce Ebell (54) Manager Metallurgical Technical Services. Mr. M.B. Ebell joined the Company in 2008 as Manager Metallurgical Technical Services. He was previously employed by Bateman Minerals and Metals, Alex Steward Assayers, Dowding Reynard and Associates, Millsell/Henry Gould and Rand Mines, and has 31 years of experience in the field of extractive metallurgy in various managerial, consulting and project engineering positions. He is registered professional engineer and a member of SAIMM and MMMA and holds a MEng (MEM) USA, BSc (Eng) Minerals Processing, B Comm degrees and a MDP certificate.

Barry Gordon de Blocq (50) General Manager Corporate Services. Mr. de Blocq joined DRDGOLD in September 1998 from AngloGold, where he was Divisional Industrial Relations Manager. He holds a B Soc Sc, degree and was promoted to his current position on January 1, 2010. He has 25 years experience in the mining industry.

There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed.

6B. COMPENSATION

Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2012 was R16.6 million. Non-Executive Directors receive the following fees:

- Base fee as Non-Executive Chairman of R1,212,892 per annum;
- Base fee as Non-Executive Directors of R539,063 per annum;
- Annual fee for Audit Committee Chairman of R53,908;
- Annual fee for Audit Committee member of R26,954;
- Annual fee for Nominations Committee Chairman of R20,216;
- Annual fee for Nominations Committee member of R10,108;
- Annual fee for the chairman of Remuneration Committee, Risk Committee, and Social and Ethics Committee of R40,430;
- Annual fee for members of Remuneration Committee, Risk Committee and Social and Ethics Committee of R20,216 each;
- Half-day fee for participating by telephone in special board meetings;
- Daily fee of R20,216 and hourly rate of R2,695; and
- The Chairman of the board to receive committee fees.

Non-executive directors' fees are adjusted annually on the basis of the consumer price index.

The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2012:

Directors	Basic salary/board fees (R'000)	Retirement fund contributions/ bonus/restraint of trade/expenses (R'000)	Total (R'000)	Share option scheme gains (R'000)
Executive				
D.J. Pretorius	4,470	3,666	8,136	-
C.C. Barnes	3,113	2,078	5,191	-
Subtotal	**7,583**	**5,744**	**13,327**	**-**
Non-Executive				
G.C. Campbell	1,317	-	1,317	-
R. Hume	691	-	691	-
J. Turk	616	-	616	-
E.A. Jeneker	686	-	686	-
Subtotal	**3,310**	**-**	**3,310**	**-**
Prescribed officers[1]				
C.M. Symons	2,043	1,492	3,535	-
T.J. Gwebu	1,870	994	2,864	298
W.J. Schoeman	1,989	960	2,949	-
Subtotal	**5,902**	**3,446**	**9,348**	**298**
Total	**16,795**	**9,190**	**25,985**	**298**

See also Item 6E.: "Share Ownership" for details of share options held by directors.

Compensation of senior management

Our senior management comprises of executive directors, prescribed officers and executive officers. Under the JSE Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than executive directors, non-executive directors and prescribed officers. However, the aggregate compensation paid to senior management, excluding compensation paid to Executive Directors, in fiscal 2012 was R22.4 million (fiscal 2011: R22.1 million), representing nine executive officers in fiscal 2012 and eleven executive officers in fiscal 2011.

Bonuses or incentives are paid based upon performance against predetermined key performance indicators. Should an Executive Director meet all the targets set in terms of such predetermined key performance indicators, he will be entitled to a bonus of up to 50%, 75% or 100% of his remuneration package, depending on his particular agreement. Should an Executive Director not meet all the targets set in terms of the predetermined key performance indicators, he will be entitled to a lesser bonus as determined by the Remuneration Committee in its discretion.

Service Agreements

Service contracts negotiated with each executive and non-executive director incorporate their terms and conditions of employment and are approved by our Remuneration Committee.

The Company's executive directors, Mr. D.J. Pretorius and Mr. C.C. Barnes, entered into agreements of employment with us, on January 1, 2009 and May 5, 2008, respectively. Mr. C.C. Barnes' service contract has been renewed for another three years, effective from May 5, 2011, by our Remuneration Committee at a meeting held in August 2011. Mr. D.J. Pretorius's service contract has been renewed for another three years, effective January 1, 2012, by our Remuneration Committee at a meeting held in February 2012. These agreements regulate the employment relationship with Messrs. D.J. Pretorius and C.C. Barnes.

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[1] The Companies Act, 2008 (Act 71 of 2008), under section 30, requires the remuneration of prescribed officers, as defined in regulation 38 of Company Regulations 2008, to be disclosed with that of directors of the Company. A person is a prescribed officer if they have general executive authority over the company, general responsibility for the financial management or management of legal affairs, general managerial authority over the operations of the company or directly or indirectly exercise or significantly influence the exercise of control over the general management and administration of the whole or a significant portion of the business and activities of the company.

Mr. D.J. Pretorius receives from us a remuneration package of R4.5 million per annum. Mr. D.J. Pretorius is eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that he achieves certain key performance indicators. In addition, Mr. D.J. Pretorius' employment agreement requires DRDGOLD to issue to Mr. D.J. Pretorius 100,000 ordinary DRDGOLD shares as a conversion bonus. DRDGOLD issued 50,000 of these shares on the signing of the agreement, while the remaining tranche of the conversion of mining rights bonus of 50,000 shares will become due on the date that the conversion of mining rights of DRDGOLD's South African operations is completed.

Mr. C.C. Barnes receives from us a remuneration package of R3.1 million per annum. Mr. C.C. Barnes is eligible under his employment agreement, for an incentive bonus of up to 75% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that he achieves certain key performance indicators. As a further consideration for agreeing to remain in the employment of the company as set out in the agreement, the company issues Mr. C.C. Barnes with, up to 50% of his annual remuneration package, share options in DRDGOLD Limited, calculated in accordance with DRDGOLD's share option scheme rules and principals, on an annual basis.

Each service agreement with our directors provides for the provision of benefits to the director where the agreement is terminated by us in the case of our executive officers, except where terminated as a result of certain action on the part of the director, or upon the director reaching a certain age, or by the director upon the occurrence of a change of control of us. A termination of a director's employment upon the occurrence of a change of control of us is referred to as an "eligible termination." Upon an eligible termination, the director is entitled to receive a payment equal to at least one year's salary or fees, but not more than three years salary for Executive Directors or two years fees for Non-Executive Directors, depending on the period of time that the director has been employed.

Messrs. R.P. Hume, J. Turk and E.A. Jeneker each have service agreements which run for fixed periods until September 30, 2012, October 31, 2012, and October 31, 2013 respectively. After expiration of the initial two year periods, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice. Mr. G.C. Campbell has a service agreement which continues indefinitely until terminated by either party on not less than three months prior written notice.

The company does not administer any pension, retirement or any other similar scheme in which the directors receives a benefit.

6C. BOARD PRACTICES

Board of Directors

As at September 30, 2012, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and Mr. C.C. Barnes), and four Non-Executive Directors (Messrs. G.C. Campbell, R.P. Hume, J. Turk and E.A. Jeneker). The Non-Executive Directors are independent under the NYSE requirements (as affirmatively determined by the Board of Directors) and the South African King III Report.

In accordance with the King III Report on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate. Mr. G.C. Campbell is the Non-Executive Chairman, Mr. D.J. Pretorius is the Chief Executive Officer and Mr. C.C. Barnes is the Chief Financial Officer. The board has established a nominations committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the NYSE rules a majority of independent directors will select or recommend director nominees.

The board's main roles are to create value for shareholders, to provide leadership of the Company, to approve the Company's strategic objectives and to ensure that the necessary financial and other resources are made available to management to enable them to meet those objectives. The board retains full and effective control over the Company, meeting on a quarterly basis with additional ad hoc meetings being arranged when necessary, to review strategy and planning and operational and financial performance. The board further authorizes acquisitions and disposals, major capital expenditure, stakeholder communication and other material matters reserved for its consideration and decision under its terms of reference. The board also approves the annual budgets for the various operational units.

The board is responsible for monitoring the activities of executive management within the Company and ensuring that decisions on material matters are referred to the board. The board approves all the terms of reference for the various subcommittees of the board, including special committees tasked to deal with specific issues. Only the executive directors are involved with the day-to-day management of the Company.

To assist new directors, an induction program has been established by the Company, which includes background materials, meetings with senior management, presentations by the Company's advisors and site visits. The directors are assessed annually, both individually and as a board, as part of an evaluation process, which is driven by an independent consultant. In addition, the Remuneration and Nominations Committees formally evaluates the executive directors on an annual basis, based on objective criteria.

All directors, in accordance with the Company's MOI, are subject to retirement by rotation and re-election by shareholders. In addition, all directors are subject to election by shareholders at the first annual general meeting following their appointment by directors. The appointment of new directors is approved by the board as a whole. The names of the directors submitted for re-election are accompanied by sufficient biographical details in the notice of the forthcoming annual general meeting to enable shareholders to make an informed decision in respect of their re-election.

All directors have access to the advice and services of the Company Secretary, who is responsible to the board for ensuring compliance with procedures and regulations of a statutory nature. Directors are entitled to seek independent professional advice concerning the affairs of the Company at the Company's expense, should they believe that course of action would be in the best interest of the Company.

Two of the Non-Executive Directors (Messrs. G.C. Campbell and R.P. Hume) have share options under the Company's share option scheme, but we do not believe that this interferes with their independence. No new share options have been issued to Non-Executive Directors since June 2005. See Item 6A.: "Directors and Senior Management" and Item 6E.: "Share ownership".

Board meetings are held quarterly in South Africa and abroad. The structure and timing of the Company's board meetings, which are scheduled over two or three days, allows adequate time for the Non-Executive Directors to interact without the presence of the Executive Directors. The board meetings include the meeting of the Risk Committee, Audit Committee, Remuneration Committee, Nominations Committee and Social and Ethics Committee which act as subcommittees to the board. Each subcommittee is chaired by one of the Independent Non-Executive Directors, except for the Risk Committee which is chaired by the Chief Executive Officer, who provide a formal report back to the board. Each subcommittee meets for approximately half a day. Certain senior members of staff are invited to attend the subcommittee meetings.

The board sets the standards and values of the Company and much of this has been embodied in the Company's Code of Ethics and Conduct, a copy of which is available on our website at www.drdgold.com. The Code of Ethics and Conduct applies to all directors, officers and employees, including the principal executive, financial and accounting officers, in accordance with Section 406 of the US Sarbanes-Oxley Act of 2002, the related US securities laws and the NYSE rules. The Code contains provisions under which employees can report violations of Company policy or any applicable law, rule or regulation, including US securities laws.

Directors' Terms of Service

The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2012:

Director	Title	Year first appointed	Term of current office	Unexpired term of current office
G.C. Campbell	Non-Executive Director	2002	2 years	16 months
D.J. Pretorius[1]	Chief Executive Officer	2008	3 years	30 months
C.C. Barnes[2]	Chief Financial Officer	2008	3 years	22 months
R.P. Hume	Non-Executive Director	2001	2 years	3 months
E.A. Jeneker	Non-Executive Director	2007	2 years	16 months
J. Turk	Non-Executive Director	2004	2 years	4 months

[1]Mr. D.J. Pretorius's service contract has been renewed for another three years, effective January 1, 2012, in the Remuneration Committee meeting held in February 2012.

[2]Mr. C.C. Barnes' service contract has been renewed for another three years, effective from May 5, 2011 in the Remuneration Committee meeting held in August 2011.

Executive Committee

As at September 30, 2012, the Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. C.C. Barnes, Mr. C.M. Symons, Mr W.J. Schoeman and Mr. T.J. Gwebu.

The Executive Committee meets on a weekly basis to review current operations, develop strategy and policy proposals for consideration by the board of directors. Members of the Executive Committee, who are unable to attend the meetings in person, are able to participate via teleconference facilities, to allow participation in the discussion and conclusions reached.

Board Committees

The board has established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfill its decision-making process. Each committee acts within written terms of reference which have been approved by the board and under which specific functions of the board are delegated. The terms of reference for all committees can be obtained by application to the Company Secretary at the Company's registered office. Each committee has defined purposes, membership requirements, duties and reporting procedures. Minutes of the meetings of these committees are circulated to the members of the committees and made available to the board. Remuneration of Non-Executive Directors for their services on the committees concerned is determined by the board. The committees are subject to regular evaluation by the board with respect to their performance and effectiveness.

The following information reflects the composition and activities of these committees.

Committees of the Board of Directors

Remuneration Committee

As at June 30, 2012, the Remuneration Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. G.C. Campbell, Mr. R.P. Hume and Mr. J. Turk.

The Remuneration Committee, which is comprised of Non-Executive Directors, has been appointed by the board of directors. The committee meets quarterly, but may meet more often on an ad hoc basis if required. The Remuneration Committee is governed by its terms of reference and is responsible for approving the remuneration policies of the Company, the terms and conditions of employment, and the eligibility and performance measures of the DRDGOLD (1996) Share Option Scheme applicable to executive directors and senior management.

The committee's objective is to evaluate and recommend to the board competitive packages which will attract and retain executives of the highest caliber and encourage and reward superior performance. The committee also aims to ensure that criteria are in place to measure individual performance. The committee approves the performance-based bonuses of the executive directors based on such criteria. The Executive Officer: Human Resources provides the committee with access to comparative industry surveys, which assist in formulating remuneration policies. As and when required the committee may also engage the services of independent consultants to evaluate and review remuneration policies and related issues and brief members on pertinent issues. The committee has in the past year engaged the services of such consultants to review the employment contracts of the executive directors.

The remuneration policy, relating to the remuneration of directors and senior executives, is based on a reward system comprising four principal elements:

- Basic remuneration, as benchmarked against industry norms;
- Bonuses or incentives, which are measured against agreed outcomes or Key Performance Indicators, or KPIs;
- Short-term rewards for exceptional performance; and
- Long-term retention of key employees based on scarcity of skill and strategic value, using share options granted under the DRDGOLD (1996) Share Option Scheme.

A copy of the policy is available by application to the Company Secretary at the Company's registered office.

Nominations Committee

The board resolved to separate the Nominations Committee from the Remunerations Committee. The Nominations Committee is chaired by the Chairman of the board, Mr. G.C. Campbell. The terms of reference were approved in August 2008. Its duties include:

- making recommendations to the board on the appointment of new Executive and Non-Executive directors, including making recommendations on the composition of the board generally and the balance between Executive and Non-Executive directors appointed to the board;
- regular reviewing of the board structure, size and composition and making recommendations to the board with regard to any adjustments that are deemed necessary;
- identifying and nominating candidates for the approval of the board to fill board vacancies as and when they arise as well as putting in place plans for succession, in particular for the Chairman and Chief Executive Officer; and
- making recommendations on directors who are retiring by rotation to be put forward for re-election.

As at September 30, 2012, the members of the Nominations Committee consisted of Mr. G.C. Campbell (Chairman) and Mr. R.P. Hume.

Audit and Risk Committees

On February 11, 2005, the Audit and Risk Committees started conducting joint meetings in respect of the quarterly meetings. The members meet and the business of each committee is handled in joint deliberations taking place on the issues raised. The Audit Committee is chaired by Mr. R.P. Hume and the Risk Committee by Mr. D.J. Pretorius. The reason for the joint sittings is that there is a great deal of overlap between the financial risks discussed at Audit Committee level and at Risk Committee level. The joint sittings of the Committees bring about better disclosure and ensure that the Company conforms more closely to the process prescribed by the US Sarbanes-Oxley Act of 2002.

Audit Committee

As at June 30, 2012, the Audit Committee consisted of Mr. R.P. Hume (Chairman), Mr. J. Turk and Mr. E.A. Jeneker.

The Audit Committee is comprised solely of Non-Executive Directors, all of whom are independent. See Item 16G.: "Corporate Governance". The primary responsibilities of the Audit Committee, as set out in the Audit Committee charter, is to assist the board in carrying out its duties relating to accounting policies, internal financial control, financial reporting practices and the preparation of accurate financial reporting and financial statements in compliance with all applicable legal requirements and accounting standards. A copy of the charter is available by application to the Company Secretary at the Company's registered office.

The Audit Committee meets quarterly with the external auditors, the Company's internal audit practitioner, the Chief Financial Officer and the Internal Audit and Compliance Manager to review the audit plans of the internal auditors, to ascertain the extent to which the scope of the internal audits can be relied upon to detect weaknesses in the internal controls and to review the annual and interim financial statements prior to approval by the board. The Audit Committee reviews our annual results, the effectiveness of our system of internal financial controls, internal audit procedures and legal and regulatory compliance. The committee also reviews the scope of work carried out by our internal auditors and holds regular discussions with the external auditors and internal auditors.

The committee appoints, re-appoints and removes the external auditors and approves the remuneration and terms of engagement of the external auditors. The committee is required to pre-approve, and has pre-approved, non-audit services provided by our external auditors. The Company's external audit function is currently being undertaken by KPMG Inc.

The Company's internal and external auditors have unrestricted access to the chairman of the Audit Committee and, where necessary, to the Chairman of the board and Chief Executive Officer. All important findings arising from audit procedures are brought to the attention of the committee and, if necessary, to the board.

Risk Committee

As at June 30, 2012, the Risk Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. J. Turk, Mr. G.C. Campbell, Mr. E.A. Jeneker, Mr. R.P. Hume and Mr. C.C. Barnes.

The Risk Committee was established in January 2004 and currently comprises four Non-Executive Directors and two Executive Directors. Its overall objective is to assist the board in its duties relating to risk management and control responsibilities, assurance issues, health, safety and environmental compliance, and the monitoring and reporting of all these matters. The Risk Committee facilitates communication between the board, the Audit Committee, internal auditors and other parties engaged in risk management activities. The terms of reference of the Risk Committee can be obtained by application to the Company Secretary at the Company's registered office.

The Risk Committee's role is to ensure that:

- an effective risk management program is implemented and maintained;
- risk management awareness is promoted amongst all employees;
- risk programs (financing/insurance) adequately protect the Company against catastrophic risks;
- regular risk assessments are conducted;
- total cost of risk in the long term is reduced;
- the protection of the Group's assets is promoted throughout the Group;
- the health and safety and well being of all stakeholders is improved; and
- the Company's activities are carried out in such a way so as to ensure the safety and health of employees.

The Risk Committee meets quarterly and reports to the board. Additional ad hoc meetings may be arranged as and when required. Certain members of executive management are occasionally invited to attend Risk Committee meetings, such as the Internal Audit and Compliance Manager, the Group Risk Manager, the Group Financial Manager, the Operational Managers and the Group Legal Counsel.

The system to manage risk involves all significant business and operational risks which could undermine the achievement of business objectives and undermine the preservation of shareholder value. The significant risks facing the Group including those at operations have been identified and have been included in Item 3D.: "Risk factors." Individuals have been appointed to address each risk and the results thereof are reviewed by senior management through regular risk meetings. The aim of the internal control systems is for management to provide reasonable assurance that the objectives will be met. In addition to the above initiatives the Group also employs third party consultants to benchmark our operations against other mining operations throughout South Africa and worldwide.

An important aspect of risk management is the transfer of risk to third parties to protect the Company from any major disaster. We have embarked on a program to ensure that our major assets and potential business interruption and liability claims are covered by group insurance policies that encompass our operations. The majority of the cover is through reputable insurance companies in London and continental Europe and the insurance programs are renewed on an annual basis. A cell captive has been established to enable further reduction in annual insurance premiums.

Social and Ethics Committee

The board, taking into account that all the group's operations are now based in South Africa and in order to achieve the triple bottom line espoused in the King III Report and in order to reach the empowerment goal to which it is committed, establishing a committee, the focus of which will be transformation and sustainable development. The terms of reference were approved by the board at the August 2008 meeting. The board resolved to convert the Transformation and Sustainable Development Committee into the Social and Ethics Committee which the Company is required to set up in terms of the Companies Act, 2008. The objectives of this committee are:

- promoting transformation within the company and the economic empowerment of previously disadvantaged communities, particularly within areas where the company conducts business;
- striving towards achieving the goal of equality as the South African constitution and other legislation require within the context of the demographics of the country at all levels of the company and its subsidiaries; and
- conducting business in a manner which is conducive to internationally acceptable environmental and sustainability standards.

As at September 30, 2012, the Social and Ethics Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. D.J. Pretorius and Mr. C.C. Barnes.

6D. EMPLOYEES

Employees

The geographic breakdown of our employees (including contractors who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:

	Year ended June 30		
	2012	**2011**	**2010**
South Africa	2,222	6,875	6,409

The total number of employees at June 30, 2012, of 2,222 comprises 1,430 contractors and 792 employees who are directly employed by us and our subsidiary companies. As of September 30, 2012, we had 2,288 employees (including 1,380 contract employees). The decrease in the number of employees in fiscal 2012 is mainly due to the disposal of Blyvoor on June 1, 2012.

As of June 30, 2012, the breakdown of our employees by main categories of activity for the periods below was as follows:

Category of Activity	Year ended June 30,		
	2012	2011	2010
Mining - Our Employees	30	2,719	2,368
Mining - Contractors	1,430	1,715	1,749
Engineering	311	1,164	1,113
Metallurgy	318	687	672
Mineral Resources	10	92	91
Administration	70	134	126
Environmental	9	71	62
Human Resources	15	245	183
Medical	18	18	17
Safety	11	30	28
Total	2,222	6,875	6,409

Labor Relations

As at June 30, 2012, we employed and contracted 2,222 people in South Africa. Approximately 71% of our South African employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD/NUM coordinating forum meets regularly to discuss matters pertinent to both parties at a DRDGOLD SA level, while operations level forums continue to deal with local matters.

On August 26, 2009, the Company advised unions of its intention to right-size the Blyvoor operations and that Blyvoor would proceed with a 60-day facilitated consultation process in terms of Section 189A of the Labour Relations Act to determine the future of affected employees. A combined management/unions task team was appointed to investigate possible cost-reduction measures at the mine.

In September 2009, the NUM rejected the company's offer of a 7% increase for lowest-category employees at Blyvoor and 6.5% for the balance, a 6.0% across-the-board increase at Crown and a 4% across-the-board increase at ERPM. The NUM also rejected the gold price/profit linked incentive scheme. The NUM was granted strike certificates in respect of the three operations and strike action started with the night shift on Tuesday, September 15, 2009.

On October 7, 2009, the Company and NUM reached agreement on a wage settlement at Crown. The agreement was implemented for a twenty-one month period, with effect from October 1, 2009. In terms of the settlement, employees of all unions and associations received an 8% increase for year one and will receive a minimum increase of 8% in year two. The strike by the NUM was called off and employees returned to work on October 8, 2009. On October 9, 2009, the Company and NUM reached agreement on a wage settlement at Blyvoor. The agreement was implemented for a period of two years, with effect from July 1, 2009. In terms of the settlement, employees of all unions and associations received an 8% increase for year one and will receive a minimum increase of 8% in year two. The strike by the NUM was called off and employees returned to work on October 11, 2009.

On November 9, 2009, the Company announced its intention to apply to the High Court of South Africa for a judicial management order over the Blyvoor operation after the restructuring process in terms of Section 189A of the Labour Relations Act failed to deliver the expected turnaround and the mine faced a four-week wage strike by the National Union of Mineworkers which resulted in decreased production. The result of the process saw 278 employees retrenched.

On September 27, 2011, the Business Rescue Practitioner overseeing business rescue proceedings at Blyvoor gave notice of Blyvoor's intention to enter a 60-day consensus-seeking process in terms of Section 189A of the Labour Relations Act with NUM, and United Association of South Africa, or UASA to consider reducing employee numbers by approximately 500 employees. The reason for the need to consider the reduction was that Blyvoor – under business rescue proceedings in terms of Chapter 6 of the Companies Act since June 2011 – had been unable to meet production and financial targets, a situation exacerbated by higher utility costs. In October 2011, the Section 189A process was terminated and Blyvoor signed a three-year wage settlement agreement with the NUM and UASA. In terms of the settlement, employees in Categories 4 and 5 miners would receive a 7% increase and employees in Categories 6 - 8, miners, artisans and Officials would receive a 6% increase in each year, with the third year being the greater of these percentages or CPI as at 1 July 2013. In addition, employees would participate in a gold price/profit linked profit share bonus scheme, in terms of which their overall increases could rise to a total of 15%.

On November 7, 2011, Crown, ERPM and Ergo signed a two year wage settlement agreement with NUM and UASA. In terms of the settlement, employees in categories 4-8 would receive a 8.5% increase and employees in categories 9-15 would receive a 7.5% increase in both years, making the average increase equal to 8%.

On February 6, 2012, Blyvoor suspended all further mining at Blyvoor's low-grade Number 4 and 6 Shafts. Blyvoor's management gave notice in terms of Section 189 (3) of the Labour Relations Act to NUM and UASA of a 60-day process to seek consensus on the possible cutbacks. These measures followed a decline since April 2011 in recovery grades to below cut-off at the two shafts. Both shafts failed to respond to turnaround efforts since the introduction of business rescue proceedings in the second half of 2011. A total of 1,542 employees were retrenched.

The Company is placing a greater emphasis on its Corporate Social Responsibility by becoming increasingly involved in appropriate projects that give effect to the ideals of the Mining Charter and good corporate governance. We recognize the need for transformation and have put structures in place to address this at both management and board level.

By statute we are required to pay each employee who is dismissed for reasons based on the operational requirements of our operations, a severance package of not less than one week's remuneration for every completed year of service. In specific agreements with organized labor we undertook, as in the past, to pay packages equal to two weeks basic pay for every completed year of service as part of a balancing compromise with the labor unions between the high additional costs of non-financial items and incentive payments (which are deemed part of remuneration), and an additional one week benefit based on basic pay. These employees were provided with counseling services and the opportunity to undergo skills training to be able to find employment outside the mining industry.

AIDS represents a very serious threat to us and the gold mining industry as a whole in terms of the potential reduced productivity and increased medical costs. The exact extent of infection in our workforce is not known at present, although it is roughly estimated by the industry that the prevalence of HIV, the virus that causes AIDS, in the South African industry is currently approximately 30% to 35%. We have several AIDS awareness campaigns in place at our operations.

Safety statistics

Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our 2012 overall safety statistics for our operations:

(Per million man hours)	Year ended June 30,	
	2012	**2011**
Lost time injury frequency rate (LTIFR)[1]	15.09	16.36
Reportable incidence[1]	4.48	5.14
Fatalities[1]	0.05	0.04
Number of fatalities (average per month)	0.08	0.08

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[1] Calculated as follows: actual number of instances divided by the total number of man hours worked multiplied by one million.

6E. SHARE OWNERSHIP

As of September 30, 2012, options to purchase ordinary shares held by directors were as follows:

Directors	Options at June 30, 2011	Options granted during the period	Average Purchase price of option granted (R)	Average Exercise price (R)	Options exercised during the year	Average Exercise Price (R)	Options lapsed during the year	Options at September 30, 2012	Expiration Dates[1]
Non-Executive									
G.C. Campbell	57,994	-	19.35	-	-	-	-	57,994	3/20/2012-6/17/2015
R.P. Hume	77,907	-	16.92	-	-	-	-	77,907	10/1/2011-6/17/2015
Executive									
C.C. Barnes	1,168,104	285,563	4.84	-	-	-	-	1,453,667	11/1/2014-10/20/2018
D.J. Pretorius	1,283,486	-	6.19	-	-	-	-	1,283,486	4/22/2013-10/20/2018
Prescribed Officers									
C.M. Symons	1,068,825	340,200	5.44	-	(100,957)	5.60	(25,092)	1,282,976	30/4/2012-20/10/2018
T.J. Gwebu	823,522	267,000	5.01	-	(132,364)	5.80	-	958,158	26/4/2014-20/10/2018
W.J Schoeman	-	396,700	5.12	-	-	-	-	396,700	2/11/2016

Each option is representative of a right to acquire one ordinary share at a predetermined exercise price.

Closed periods apply to share trading by directors and other employees, whenever certain employees of the Company become or could potentially become aware of material price sensitive information, such as information relating to an acquisition, quarterly results etc., which is not in the public domain. When these employees have access to this information an embargo is placed on share trading for those individuals concerned. The embargo need not involve the entire Company in the case of an acquisition and may only apply to the board of directors, executive committee, and the financial and new business teams, but in the case of quarterly results the embargo is group-wide.

Under the listings requirements of the JSE, we are not required to disclose, and we do not otherwise disclose or ascertain, share ownership of individual officers in our share capital. However, to the best of our knowledge, we believe that our ordinary shares held by executive officers, in aggregate, do not exceed one percent of the Company's issued ordinary share capital. For details of share ownership of directors and prescribed officers see Item 7A.: "Major Shareholders."

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[1] Certain Directors hold options which expire at various times. For those directors, a range is provided indicating the earliest and latest expiration dates.

DRDGOLD (1996) Share Option Scheme, or the Scheme

We operate a securities option plan as an incentive tool for our Executive Directors and senior employees whose skills and experience are recognized as being essential to the Company's performance. Two of our Non-Executive Directors (Messrs. G.C. Campbell and R.P. Hume) have share options under the Scheme; however, no new share options have been issued to Non-Executive Directors since December 2004. In compliance with JSE Listing Requirements, DRDGOLD has amended the terms of the share option scheme, with the amendment being approved at the annual general meeting on November 26, 2010. According to the JSE Listing Requirements, options awarded to an individual employee are subject to a cumulative upper limit of 2.0 million options, which is lower than the previous 2% of the Company's issued share capital. In addition, a maximum of 40.0 million options are available for utilization under the share option scheme, which is lower than the previous 15% of the issued ordinary shares. As at September 30, 2012, the number of issued and exercisable share options was approximately 5.1% of the issued ordinary share capital, representing 19.6 million of the available 40.0 million share options. After taking into account share options which have been exercised, only 15.0 million of the 40.0 million are available to be granted to participants of the share scheme as at September 30, 2012. In addition, the participants in the Scheme are fully taxed based on individual tax directives obtained from the South African Revenue Service on any gains realized on the exercise of share options.

The price at which an option may be granted will be, in respect of each share which is the subject of the option, the volume weighted average price of a share on the JSE for the seven days on which the JSE is open for trading, preceding the day on which the employee is granted the option. The allocation date will be the date when the directors approve allocation of share options. Each option remains in force for five years after the date of grant (ten years if issued prior to 2009), subject to the terms of the option plan. Options granted under a plan vest primarily according to the following schedule over a maximum of a three year period:

Percentage vested in each period	Period after the original date of the option grant
25%	6 months
25%	1 year
25%	2 years
25%	3 years

Any options not exercised within five years (issued prior to 2009: ten years) from the original date of the option grant will expire and may not thereafter be exercised. The previous bi-annual allocation of options was changed in April 2006 to an annual allocation.

Options to purchase a total of 19,624,585 ordinary shares were outstanding on June 30, 2012, of which options to purchase ordinary shares were currently exercisable. In fiscal 2012, a total of 62 employees participated in the Scheme, including Executive Directors and other senior employees. The outstanding options are exercisable at purchase prices that range from R3.50 to R29.10 per share and expire five years (issued prior to 2009: ten years) from the date of issue to the participants.

In August 2012, the board of directors decided to replace the Scheme with a cash-settled phantom share scheme. The new phantom share scheme will be considered by the board of directors in October 2012.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS

As of September 30, 2012, our issued capital consisted of:

- 385,383,767 ordinary shares of no par value; and
- 5,000,000 cumulative preference shares.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

Based on information available to us, as of September 30, 2012:

- there were 7,003 record holders of our ordinary shares in South Africa, who held approximately 127,760,045 or approximately 33.2% of our ordinary shares;
- there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
- there were no US record holders of our ordinary shares, excluding those shares which are held as part of our ADR program; and
- there were 712 record holders of our ADRs in the United States, who held approximately 181,135,790 (18,113,579 ADRs) or approximately 47.0% of our ordinary shares.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2012 by:

- each of our directors and prescribed officers; and
- any person whom the directors are aware of as at September 30, 2012 who is interested directly or indirectly in 5% or more of our ordinary shares. There was significant change in the percentage ownership of the major shareholders over the preceding three years.

Holder	Shares Beneficially Owned Number	Percent
D.J. Pretorius	*	*
C.C. Barnes	None	None
J. Turk	*	*
G.C. Campbell	*	*
R.P. Hume	*	*
E.A. Jeneker	None	None
W.J. Schoeman	None	None
C.M. Symons	None	None
T.J. Gwebu	None	None
Soges Fiducem SA (Brussels)	19,539,923	5.1%
Investec	34,824,347	9.0%
Bank of New York ADRs	174,789,263	45.4%
101 Barclay Street		
New York, NY 10011		

* Indicates share ownership of less than 1% of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of September 30, 2012, are treated as outstanding for computing the percentage of any other person. As of September 30, 2012, we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 45.4% of our issued ordinary shares through our ADR program, Soges Fiducem SA which holds 5.1% and Investec which holds 9.0%. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited, 50 Constantia Boulevard, Constantia Kloof Ext. 28, Roodepoort, 1709, South Africa.

Cumulative Preference Shares

Randgold and Exploration Company Limited, or Randgold, owns 5,000,000 (100%) of our cumulative preference shares. Randgold's address is 23 Southerland Avenue, Craighall Park, Johannesburg, South Africa.

The holders of cumulative preference shares do not have voting rights unless any preference dividend is in arrears for more than six months. The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the Argonaut mineral rights acquired from Randgold in September 1997. They will only obtain their potential voting rights once the Argonaut Project becomes an operational gold mine, and dividends accrue to them. The prospecting rights have since expired and the Argonaut Project terminated. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on the disposal of all, or substantially all, of our assets or mineral rights. There is currently no active trading market for our cumulative preference shares. No shareholder has voting rights which differ from the voting rights of any other shareholder. The Department of Mineral Resources (DMR) granted DRDGOLD a prospecting right over an area which was going to be too small to mine. When an application for a greater area was lodged, the DMR stated that the additional area is in an urban location and an application for a prospecting right cannot be granted. We are in the process, together with this shareholder, of cancelling these preference shares.

7B. RELATED PARTY TRANSACTIONS

Rand Refinery Proprietary Limited (RRL) agreement

On October 12, 2001, we entered into an agreement with RRL for the refining and sale of all of our gold produced in South Africa. Under the agreement, RRL performs the final refining of our gold and casts it into troy ounce bars. RRL then usually sells the gold on the same day as delivery, for the London afternoon close price on the day the gold is sold. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. We received no dividend during fiscal 2012 however, we received R6.0 million in fiscal 2011. Mr. T.J. Gwebu, Executive Officer: Legal, Compliance and Company Secretary of DRDGOLD is a director of RRL and a member of their Remuneration Committee and chairman of their Social and Ethics Committee. Mr. M. Burrell, Financial Director of Ergo, is an alternate director of RRL and a member of their Audit Committee. The Company currently owns 4% (Fiscal 2011: 4%) of RRL (which is jointly owned by South African mining companies), however the Company believes it has the right to a further 6.22% in RRL. The Company brought a summons against RRL and Simmers and Jack Mines Limited and is waiting for a plea document from RRL and Simmers and Jack Mines Limited, where after the Company will apply for a court date.

Guardrisk Insurance Cell Captive (Guardrisk)

Insurance premiums were paid to Guardrisk amounting to R41.8 million and R21.0 million by ERPM and Ergo, respectively (2011: R2.9 million by Crown). As at June 30, 2012 financial guarantees amounting to R66.3 million have been issued to the DMR by Guardrisk.

Management service agreements

We provide management services for EMO, Blyvoor (until June 1, 2012 when Blyvoor was sold), Crown and ERPM under management service agreements entered into with each of them. These services include financial management, treasury services, gold administration, technical and engineering services, mineral resource services and other management related services. We own a 74% interest in EMO and Blyvoor (until June 1, 2012 when Blyvoor was sold). Crown and ERPM are wholly-owned subsidiaries of EMO. These arrangements allow us to monitor and provide input on the management of these companies in which we have an investment.

The management services at Blyvoor (until September 30, 2010, which is the date the group restructured and the group's interest in Blyvoor was transferred from EMO to DRDGOLD), Crown and ERPM are provided by EMO. EMO's management fee for services performed in fiscal 2012 at Blyvoor was Rnil (2011: R4.1 million), Crown R16.6 million (2011: R16.5 million) and ERPM R16.6 million (2011: R16.5 million). Management fees recovered from EMO were R21.6 million (2011: R23.3 million) and from Blyvoor (until June 1, 2012 when Blyvoor was sold) R15.2 million (2011: R12.3 million from October 1, 2010).

EMO received interest from Blyvoor (up until September 30, 2010, which is the date the group restructured and the groups interest in Blyvoor was transferred from EMO to DRDGOLD), Crown and ERPM. EMO's interest received in fiscal 2012 from Blyvoor was Rnil (2011: R1.2 million), Crown R1.9 million (2011: R0.8 million) and ERPM R29.5 million (2011: R30.6 million). Interest recovered from EMO was R26.6 million (2011: R26.8 million) and from Blyvoor (until June 1, 2012 when Blyvoor was sold) R2.6 million (2011: R3.2 million from October 1, 2010).

Consultancy agreement

On June 23, 2008, EMO approved a consultancy agreement with Khumo Gold SPV Proprietary Limited, or Khumo Gold, which owns 20% of EMO and Blyvoor, to provide guidance and participate in the Company's transformation initiatives. The agreement provides for a monthly retainer of R200,000.

During the year ended June 30, 2012, no consultancy fees were paid to Mr. P Judge who is a shareholder of Khumo Gold (2011: R0.5 million).

Treasury shares

During the year ended June 30, 2012, EMO acquired 9,852,800 (2011: nil) ordinary shares (held as treasury shares for consolidation purposes) in DRDGOLD. 3,584,627 (2011: nil) of these treasury shares were used to settle share options exercised by key management personnel. As at June 30, 2012, EMO held 6,268,173 (2011: nil) treasury shares.

Subordination agreements and letters of support to subsidiaries

In October 2012, DRDGOLD Limited entered into a subordination agreements with EMO and Crown, subordinating loans made to EMO and Crown amounting to R846.2 million and R71.6 million, respectively, for the benefit of EMO's and Crown's third party creditors. Consecutively, DRDGOLD Limited issued letters of support to EMO and Crown committing to support EMO and Crown financially for 367 days from July 1, 2012, or until all other liabilities are paid, or the total assets of EMO and Crown, fairly valued, exceeds their total liabilities, fairly valued, and that they will not call for the repayment of their loans within that period.

7C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1. Please refer to Item 18.: "Financial Statements."

2. Please refer to Item 18.: "Financial Statements."

3. Please refer to Item 18.: "Financial Statements."

4. The last year of audited financial statements is not older than 15 months.

5. Not applicable.

6. Not applicable.

7. See under Item 4D.: "Property, plant and equipment—Legal Proceedings."

8. Please see Item 10B.: "Memorandum and Articles of Association."

8B. SIGNIFICANT CHANGES

For a discussion of significant changes that have occurred since June 30, 2012, the date of the last audited financial statements included in this Annual report, please see Note 31 "Subsequent Events" under Item 18.: "Financial Statements," which describes post balance sheet (statement of financial position) events.

ITEM 9. THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS

The following tables set forth, for the periods indicated, the high and low market sales prices and average daily trading volumes of our ordinary shares on the JSE and ADSs on the New York Stock Exchange and Nasdaq Capital Market. On December 29, 2011, we transferred our listing from the Nasdaq Capital Market to the New York Stock Exchange.

Year Ended	Price Per Ordinary Share R		Price Per ADS[1] $		Average Daily Trading Volume	
	High	Low	High	Low	Ordinary Share	ADSs[1]
June 30, 2008	10.25	3.50	13.52	4.73	1,200,052	260,761
June 30, 2009	9.55	2.86	10.59	2.85	932,905	186.575
June 30, 2010	6.98	3.20	9.00	4.07	691.256	209,087
June 30, 2011	4.00	2.80	6.23	3.92	558,675	113,932
June 30, 2012	6.28	2.97	8.16	4.21	1,090,043	97,107

Quarter	Price Per Ordinary Share R		Price Per ADS[1] $		Average Daily Trading Volume	
	High	Low	High	Low	Ordinary Share	ADSs[1]
Q1 July – September 2010	3.79	2.80	5.35	3.92	662,904	84,599
Q2 October – December 2010	3.82	3.04	5.65	4.60	505,415	102,819
Q3 January – March 2011	3.55	2.88	5.30	4.40	374,581	104,749
Q4 April – June 2011	4.00	2.98	6.23	4.26	699,962	164,055
Q1 July – September 2011	4.89	2.97	5.79	4.21	912,881	135,675
Q2 October – December 2011	5.95	3.66	7.27	4.93	1,211,099	111,431
Q3 January – March 2012	6.28	4.46	8.16	5.28	1,618,230	93,431
Q4 April – June 2012	5.84	4.70	7.43	5.60	610,278	47,116
Q1 July – September 2012	5.49	4.49	6.71	5.35	380,536	37,224

Month Ended	Price Per Ordinary Share R		Price Per ADS $		Average Daily Trading Volume	
	High	Low	High	Low	Ordinary Share	ADSs
April 30, 2012	5.70	5.00	7.43	6.24	638,037	42,905
May 31, 2012	5.59	4.70	7.05	5.60	621,690	53,801
June 30, 2012	5.84	5.30	6.96	6.17	574,531	44,124
July 31, 2012	5.47	4.60	6.71	5.40	248,353	26,422
August 31, 2012	5.47	4.49	6.52	5.35	441,288	33,807
September 30, 2012	5.49	4.60	6.70	5.60	463,247	53,119

The cumulative preference shares are not traded on any exchange.

There have been no significant trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2012, nor have there been any significant trading suspensions with respect to our ADRs on the Nasdaq Capital Market from June 30, 2009 until December 29, 2011 and the New York Stock Exchange since our listing on that market.

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[1] Note that with effect from July 23, 2007, we changed our ADS ratio to reflect one ADS for ten of our ordinary shares.

9B. PLAN OF DISTRIBUTION

Not applicable.

9C. MARKETS

Nature of Trading Markets

The principal trading market for our equity securities is the JSE (symbol: DRD) and our ADSs that trade on the New York Stock Exchange (symbol: DRD). Our ordinary shares also trade on the Marche Libre on the Paris Bourse (symbol: DUR) and Brussels Bourse (symbol: DUR) in the form of International Depository Receipts. The ordinary shares also trade on the over the counter markets in Berlin, Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. The ADRs are issued by The Bank of New York, as depositary. Each ADR represents one ADS. Until July 23, 2007, each ADS represented one of our ordinary shares. Prior to December 29, 2011, our ADSs traded on the Nasdaq National Market.

9D. SELLING SHAREHOLDERS

Not applicable.

9E. DILUTION

Not applicable.

9F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL

Not applicable.

10B. MEMORANDUM AND ARTICLES OF ASSOCIATION[1]

Description of Our Memorandum and Articles of Association and Ordinary Shares

As of June 30, 2012, we had authorized for issuance 600,000,000 (as of September 30, 2012: 600,000,000) ordinary shares, no par value, and 5,000,000 (as of September 30, 2012: 5,000,000) cumulative preference shares, R0.10 par value. On that date, we had issued 385,383,767 (as of September 30, 2012: 385,383,767) ordinary shares and 5,000,000 (as of September 30, 2012: 5,000,000) cumulative preference shares.

Set out below are brief summaries of certain provisions of our Memorandum of Incorporation[1], or our MOI, the South African Companies Act, 2008 (as amended), or the Companies Act, and the JSE Listings Requirements, all as in effect on September 30, 2012. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE Listings Requirements.

We are registered under the Companies Act of South Africa under registration number 1895/000926/06. As set forth in our Memorandum of Incorporation, our purpose is to explore and exploit mineral rights and establish and own mining enterprises.

Borrowing Powers

Our directors may, at their discretion, raise or borrow or secure the payment of any sum or sums of money for our use as they see fit. For so long as we are a listed company, the directors shall so restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiary companies so that the aggregate principal amount outstanding in respect of us and any of our subsidiary companies, as the case may be, exclusive of inter-company borrowings, shall not, except with the consent of our shareholders at a general meeting, exceed R30.0 million or the aggregate from time to time of our issued and paid up capital, together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, any of our share premium accounts and our subsidiaries' share premium accounts certified by our auditors and which form part of our and our subsidiaries' financial statements, whichever is higher, refer to note 21 of our financial statements documented in Item 18.

Share Ownership Requirements

Our directors are not required to hold any shares to qualify or be appointed as a director.

Voting by Directors

A director may authorize any other director to vote for him at any meeting at which neither he nor his alternate director appointed by him is present. Any director so authorized shall, in addition to his own vote, have a vote for each director by whom he is authorized.

The quorum necessary for the transaction of the business of the directors may be fixed by the directors and unless so fixed shall be not less than two.

Directors are required to notify our board of directors of interests in companies and contracts. If a director's interest is under discussion, depending on the nature of the interest, he shall not be allowed to vote and shall not be counted, for the purpose of any resolution regarding his interest, in the quorum present at the meeting.

The King Report on Corporate Governance for South Africa (King III Report) which came into effect on March 1, 2010, sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believes that our business should be conducted according to the highest legal and ethical standards. In accordance with the board practice, all remuneration of directors is approved by the Remuneration Committee.

DRDGOLD commits itself to observing the provision of the King III Report and enforcing these to the extent possible within the context of the report's 'apply or explain' principle.

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[1] The Companies Act, 2008 (Act 71 of 2008) came into operation on May 1, 2011. However, the current Memorandum and Articles of Association are now called the Memorandum of Incorporation and will remain in place until amended by the company. Companies have been given a period of two years within which to amend their Memorandum of Incorporation. DRDGOLD has a project in place to determine the impact of the revised regulation and implement the necessary amendments, if any.

Under South African common law, directors are required to comply with certain fiduciary duties to the company and to exercise proper care and skill in discharging their responsibilities.

Age Restrictions

There is no age limit for directors.

Election of Directors

Directors may be appointed at a general meeting from time to time. The directors may appoint any eligible person as a director but he shall only hold office until the next annual general meeting when the relevant director shall be eligible for election. One third of our directors, on a rotating basis, are subject to re-election at each annual general shareholder's meeting. Retiring directors usually make themselves available for re-election.

General Meetings

On the request of 100 shareholders or shareholders holding not less than one-twentieth of our share capital which carries the right of voting at general meetings, we shall within 14 days of the lodging of a request by such shareholders issue a notice to shareholders convening a general meeting for a date not less than 21 days and not more than 35 days from the date of the notice. Directors may convene general meetings at any time.

Our annual general meeting and a meeting of our shareholders for the purpose of passing a special resolution may be called by giving 21 days advance written notice of that meeting. For any other general meeting of our shareholders, 14 days advance written notice is required.

Our MOI provides that if at a meeting convened upon request by our shareholders a quorum is not present within one half hour after the time selected for the meeting, such meeting shall be dissolved. The necessary quorum is three members present in person or represented by proxy.

Voting Rights

The holders of our ordinary shares are generally entitled to vote at general meetings and on a show of hands have one vote per person and on a poll have one for every share held. The holders of our cumulative preference shares are not entitled to vote at a general meeting unless any preference dividend is in arrears for more than six months at the date on which the notice convening the general meeting is posted to the shareholders. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on resolutions regarding the disposal of all or substantially all of our assets or mineral rights. When entitled to vote, holders of our cumulative preference shares are entitled to one vote per person on a show of hands and that portion of the total votes which the aggregate amount of the nominal value of the shares held by the relevant shareholder bears to the aggregate amount of the nominal value of all shares issued by us.

Dividends

We may, in a general meeting, or our directors may, from time to time, declare a dividend to be paid to the shareholders in proportion to the number of shares they each hold. No dividend shall be declared except out of our profits. Dividends may be declared either free or subject to the deduction of income tax or duty in respect of which we may be charged. Holders of ordinary shares are entitled to receive dividends as and when declared by the directors.

Ownership Limitations

There are no limitations imposed by our MOI or South African law on the rights of shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Winding-up

If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of September 30, 2012, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

Reduction of Capital

We may, by special resolution, reduce the share capital authorized by our MOI, or reduce our issued share capital including, without limitation, any stated capital, capital redemption reserve fund and share premium account by making distributions and buying back our shares.

Amendment of the **MOI**

Our MOI may be altered by the passing of a special resolution or in compliance with a court order. The Board may also amend the MOI by increasing or decreasing the number of authorized shares, classifying or reclassifying shares, or determining the terms of shares in a class. A special resolution is passed when the shareholders holding at least 25% of the total votes of all the members entitled to vote are present or represented by proxy at a meeting and, if the resolution was passed on a show of hands, at least 75% of those shareholders voted in favor of the resolution and, if a poll was demanded, at least 75% of the total votes to which those shareholders are entitled were cast in favor of the resolution.

Consent of the Holders of Cumulative Preference Shares

The rights and conditions attaching to the cumulative preference shares may not be cancelled, varied or added, nor may we issue shares ranking, regarding rights to dividends or on winding up, in priority to or equal with our cumulative preference shares, or dispose of all or part of the Argonaut mineral rights without the consent in writing of the registered holders of our cumulative preference shares or the prior sanction of a resolution passed at a separate class meeting of the holders of our cumulative preference shares.

Distributions

Under an amendment to the MOI on October 21, 2002, we are authorized to make payments in cash or in specie to our shareholders in accordance with the provisions of the Companies Act and other consents required by law from time to time. We may, for example, in a general meeting, upon recommendation of our directors, resolve that any surplus funds representing capital profits arising from the sale of any capital assets and not required for the payment of any fixed preferential dividend, be distributed among our ordinary shareholders. However, no such profit shall be distributed unless we have sufficient other assets to satisfy our liabilities and to cover our paid up share capital.

Directors' power to vote compensation to themselves

The remuneration of non-executive directors may not exceed in aggregate in any financial year the amount fixed by the Company in general meeting. The Companies Act requires that remuneration to non-executive directors may be paid only in accordance with a special resolution approved by shareholders within the previous two years.

Time limit for dividend entitlement

All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the company until claimed. Directors may declare that a dividend not claimed for 12 (twelve) years should be forfeited to the company.

Staggered director elections & cumulative voting

At each annual general meeting of the Company one-third of the directors shall retire and be eligible for re-election. No provision is made for cumulative voting.

Sinking fund provisions and liability to further capital calls

There are no sinking fund provisions in the MOI attaching to any class of the company shares, and the company does not subject shareholders to liability to further capital calls.

Provision that would delay/prevent change of control

The Companies Act provides that companies which propose to merge or amalgamate must enter into a written agreement setting out the terms thereof. They must prove that upon implementation of the amalgamation or merger each will satisfy the solvency and liquidity test. Companies involved in disposals, amalgamations or mergers, or schemes of arrangement must obtain a compliance certificate from the Takeover Regulation Panel, pass special resolutions and in some instances they must obtain an independent expert report.

10C. MATERIAL CONTRACTS

ZAR2,000,000,000 Domestic Medium Term and High Yield Note Programme ("DMTN Programme") agreement entered into between DRDGOLD Limited ("Issuer"), Crown Gold Recoveries Proprietary Limited ("Crown"), East Rand Proprietary Mines Limited ("ERPM"), Ergo Mining Operations Proprietary Limited ("EMO"), Ergo Mining Proprietary Limited ("Ergo") and ABSA Bank Limited ("ABSA") dated June 30, 2012.

Under this agreement the Issuer may from time to time issue loan notes to certain investors. The maximum aggregate nominal amount of all such notes from time to time outstanding under the DMTN Programme may not exceed R2,000,000,000 (two billion South African Rand). Crown, ERPM, EMO and Ergo ("Guarantors") are joint and several guarantors in favour of the Issuer. The Guarantors guarantee to the holders of the notes the due and punctual performance by the Issuer of its payment obligations under the DMTN Programme. The notes may be listed on the JSE Limited. ABSA Capital, a division of ABSA Bank Limited, has been appointed dealer and arranger of the notes.

Sale of Shares and Claims Agreement entered into by Village Main Reef Limited ("Village"), DRDGOLD Limited ("DRDGOLD") ("Seller"), Business Venture Investments No 1557 Proprietary Limited ("Purchaser") and Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") dated February 11, 2012.

Under this agreement the Seller agreed to sell its entire shareholding in Blyvoor and its working capital and shareholder loan claims against Blyvoor to the Purchaser. The purchase consideration is discharged by Village through the issue of 85,714,286 new ordinary shares in Village. Refer to Item 4A. 'History and Development of the Company: Disposal of Blyvoor' for a further discussion of this matter.

Sale of Interest Agreement between DRDGOLD Limited ("DRDGOLD") and Ergo Mining Proprietary Limited ("Ergo") dated June 29, 2012.

Under this agreement DRDGOLD sells and Ergo purchases DRDGOLD's 35% participation interest in the assets and liabilities of the unincorporated joint venture, called the Elsburg JV, between DRDGOLD and East Rand Proprietary Mines Limited. The purchase price payable is R200,000,000 (two hundred million South African rand). The purchase price was advanced by DRDGOLD to Ergo on loan account.

10D. EXCHANGE CONTROLS

The following is a summary of the material South African exchange control measures, which has been derived from publicly available documents. The following summary is not a comprehensive description of all the exchange control regulations. The discussion in this section is based on the current law and positions of the South African Government. Changes in the law may alter the exchange control provisions that apply, possibly on a retroactive basis.

Introduction

Dealings in foreign currency, the export of capital and revenue, payments by residents to non-residents and various other exchange control matters in South Africa are regulated by the South African exchange control regulations, or the Regulations. The Regulations form part of the general monetary policy of South Africa. The Regulations are issued under Section 9 of the Currency and Exchanges Act, 1933 (as amended). In terms of the Regulations, the control over South African capital and revenue reserves, as well as the accruals and spending thereof, is vested in the Treasury (Ministry of Finance), or the Treasury.

The Treasury has delegated the administration of exchange controls to the Exchange Control Department of the South African Reserve Bank, or SARB, which is responsible for the day to day administration and functioning of exchange controls. SARB has a wide discretion. Certain banks authorized by the Treasury to co-administer certain of the exchange controls, are authorized by the Treasury to deal in foreign exchange. Such dealings in foreign exchange by authorized dealers are undertaken in accordance with the provisions and requirements of the exchange control rulings, or Rulings, and contain certain administrative measures, as well as conditions and limits applicable to transactions in foreign exchange, which may be undertaken by authorized dealers. Non-residents have been granted general approval, in terms of the Rulings, to deal in South African assets, to invest and disinvest in South Africa.

The Regulations provide for restrictions on exporting capital from the Common Monetary Area consisting of South Africa, Namibia, and the Kingdoms of Lesotho and Swaziland. Transactions between residents of the Common Monetary Area are not subject to these exchange control regulations.

There are many inherent disadvantages to exchange controls, including distortion of the price mechanism, problems encountered in the application of monetary policy, detrimental effects on inward foreign investment and administrative costs associated therewith. The South African Finance Minister has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. Since 1998, there has been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the Government of South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favor the positive aspects of prudential financial supervision.

The present exchange control system in South Africa is used principally to control capital movements. South African companies are not permitted to maintain foreign bank accounts without SARB approval and, without the approval of SARB, are generally not permitted to export capital from South Africa or hold foreign currency. In addition, South African companies are required to obtain the approval of SARB prior to raising foreign funding on the strength of their South African statements of financial position, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South African company's capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a corporation is designated an "affected person" by SARB, and certain restrictions are placed on its ability to obtain local financial assistance. We are not, and have never been, designated an "affected person" by SARB.

Foreign investment and outward loans by South African companies are also restricted. In addition, without the approval of SARB, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business. South African companies establishing subsidiaries, branches, offices or joint ventures abroad are generally required to submit financial statements on these operations as well as progress reports to SARB on an annual basis. As a result, a South African company's ability to raise and deploy capital outside the Common Monetary Area is restricted.

Although exchange controls have been gradually relaxed since 1998, unlimited outward transfers of capital are not permitted at this stage. Some of the more salient changes to the South African exchange control provisions over the past few years have been as follows:

- corporations wishing to invest in countries outside the Common Monetary Area, in addition to what is set out below, apply for permission to enter into corporate asset/share swap and share placement transactions to acquire foreign investments. The latter mechanism entails the placement of the locally quoted corporation's shares with long-term overseas holders who, in payment for the shares, provide the foreign currency abroad which the corporation then uses to acquire the target investment;
- corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R500 million to finance approved investments abroad and up to R500 million to finance approved new investments in African countries on an annual bases. Approval from SARB is required in advance for investments in excess of R500 million. On application to SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits;
- as a general rule, SARB requires that more than 10% of equity of the acquired off-shore venture is acquired within a predetermined period of time, as a prerequisite to allowing the expatriation of funds. If these requirements are not met, SARB may instruct that the equity be disposed of. In our experience SARB has taken a commercial view on this, and has on occasion extended the period of time for compliance; and
- remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Rulings.

Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa as a settling-in allowance. The balance of the emigrant's funds will be blocked and held under the control of an authorized dealer. These blocked funds may only be invested in:

- blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;
- securities quoted on the JSE and financial instruments listed on the Bond Exchange of South Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of SARB. Authorized dealers must at all times be able to demonstrate that listed or quoted securities or financial instruments which are dematerialized or immobilized in a central securities depository are being held subject to the control of the authorized dealer concerned; or
- mutual funds.

Aside from the investments referred to above, blocked rands may only be utilized for very limited purposes. Dividends declared out of capital gains or out of income earned prior to emigration remain subject to the blocking procedure. It is not possible to predict when existing exchange controls will be abolished or whether they will be continued or modified by the South African Government in the future.

Sale of Shares

Under present exchange control regulations in South Africa, our ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders. Share certificates held by non-residents will be endorsed with the words "non-resident," unless dematerialized.

Dividends

Dividends declared in respect of shares held by a non-resident in a company whose shares are listed on the JSE are freely remittable.

Any cash dividends paid by us are paid in rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the deposit agreement entered on August 12, 1996, and as amended and restated, between the Company and The Bank of New York, as the depository. Subject to exceptions provided in the deposit agreement, cash dividends paid in rand will be converted by the depositary to dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses.

Voting rights

There are no limitations imposed by South African law or by our MOI on the right of non-South African shareholders to hold or vote our ordinary shares.

10E. TAXATION

Material South African Income Tax Consequences

The following is a summary of material income tax considerations under South African income tax law. No representation with respect to the consequences to any particular purchaser of our securities is made hereby. Prospective purchasers are urged to consult their tax advisers with respect to their particular circumstances and the effect of South African or other tax laws to which they may be subject.

South Africa imposes tax on worldwide income of South African residents. Generally, South African non-residents do not pay tax in South Africa except in the following circumstances:

Income Tax and withholding tax on dividends

Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of Section 10(1)(i) of the South African Income Tax Act, 1962 (as amended), or the Income Tax Act. This exemption applies to so much of any interest and dividends (which are not otherwise exempt) received from a South African source not exceeding (a) R32,000 if the taxpayer is 65 years of age or older or (b) R22,300 if the taxpayer is younger than 65 years of age at the end of the relevant tax year.

No withholding tax is deductible in respect of interest payments made to non-resident investors.

In 1993, all existing gold mining companies had the option to elect to be exempt from secondary tax on companies, or STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. With the introduction of dividends tax at a rate of 15% which replaced STC with effect from April 1, 2012, there is no election on STC applicable anymore. These amendments are set out in Part VIII in Chapter II of the Income Tax Act. Section 64F of the amendments, sets out beneficial owners who are exempt from the withholding tax, which includes resident companies receiving a dividend after the effective date, being April 1, 2012. As a result of these amendments, the Convention between the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, or the Tax Treaty, would limit the rate of this tax with respect to dividends paid on ordinary shares or ADSs to a US resident (within the meaning of the Tax Treaty) to 5% of the gross amount of the dividends if such US resident is a company which holds directly at least 10% of our voting stock and 15% of the gross amount of the dividends in all other cases.

In fiscal 2012, the tax rates for taxable mining and non-mining income, for companies were 34% and 28%, respectively. For the fiscal years prior to fiscal 2012 for companies that elected the STC exemption for fiscal 2011 were 43% (2010: 43%) and 35% (2010: 35%), respectively. During those same years prior to fiscal 2012 the tax rates for companies that did not elect the STC exemption for fiscal 2011 were 34% (2010: 34%) and 28% (2010: 28%), respectively. The Company, is subject to 34% tax on mining income and 28% for non-mining income. For fiscal years prior to the introduction of the new dividends tax (prior to fiscal 2011), Crown was our only subsidiary that elected not to be exempt from STC.

No income tax over and above the dividends tax is payable on dividends paid to residents or non-residents, in terms of Section 10(1)(k) of the Income Tax Act, except in respect of foreign dividends received by or accrued to residents of South Africa. Accordingly, only the 15% dividends tax is withheld on dividends received by or accrued to non-resident shareholders of companies listed in South Africa and non-residents will receive the same dividend as South African resident shareholders (prior to fiscal 2012 there was no dividend tax). Prior to fiscal 2012, the Company paid STC at a rate of 10% (before October 1, 2007 12.5%) of the excess of dividends declared over dividends received in a dividend cycle but the full amount of the dividend declared was paid to shareholders, prior to payment of the dividend.

The above provisions shall not apply if the beneficial owner of the dividends is resident in the US, carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

Capital Gains Tax

Non-residents are generally not subject to Capital Gains Tax, or CGT, in South Africa. They will only be subject to CGT on gains arising from the disposal of capital assets if the assets disposed of consist of:

- immovable property owned by the non-residents situated in South Africa, or any interest or right in or to immovable property. A non-resident will have an interest in immovable property if it has a direct or indirect shareholding of at least 20% in a company, where 80% or more of the net assets of that company (determined on a market value basis) are attributable directly or indirectly to immovable property; or
- any asset of a permanent establishment of a non-resident in South Africa through which a trade is carried on.

If the non-residents are not subject to CGT because the assets disposed of do not fall within the categories described above, it follows that they will also not be able to claim the capital losses arising from the disposal of the assets.

Material United States Federal Income Tax Consequences

The following is a summary of material US federal income tax consequences to US holders (as defined below) of the purchase, ownership and disposition of ordinary shares or ADSs. It deals only with US holders who hold ordinary shares or ADSs as capital assets for US federal income tax purposes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, published rulings, judicial decisions and the Treasury regulations, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This discussion has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

This discussion does not address all aspects of US federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of US holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, banks and other financial institutions, insurance companies, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a "hedge," "conversion transaction," "synthetic security," "straddle," "constructive sale" or other integrated investment, persons who acquired the ordinary shares or ADSs upon the exercise of employee stock options or otherwise as compensation, persons whose functional currency is not the US dollar, or persons that actually or constructively own ten percent or more of our voting stock). This discussion addresses only US federal income tax consequences and does not address the effect of any state, local, or foreign tax laws that may apply, the alternative minimum tax or the application of the federal estate or gift tax.

A "US holder" is a beneficial owner of ordinary shares or ADSs that is, for US federal income tax purposes:

- a citizen or resident of the US;
- a corporation or other entity subject to tax as a corporation that is created or organized under the laws of the US or any political subdivision thereof;
- an estate, the income of which is subject to US federal income tax without regard to its source; or
- a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a US person.

If a partnership holds any ordinary shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding any ordinary shares or ADSs are urged to consult their tax advisors.

Because individual circumstances may differ, US holders of ordinary shares or ADSs are urged to consult their tax advisors concerning the US federal income tax consequences applicable to their particular situations as well as any consequences to them arising under the tax laws of any foreign, state or local taxing jurisdiction.

Ownership of Ordinary Shares or ADSs

For purposes of the Code, a US holder of ADSs will be treated for US federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to US federal income tax.

Subject to the discussion below under the heading "Passive Foreign Investment Company", distributions with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. For US federal income tax purposes, the amount of any distribution received by a US holder will equal the dollar value of the sum of the South African rand payments made (including the amount of South African income taxes, if any, withheld with respect to such payments), determined at the "spot rate" on the date the dividend distribution is includable in such US holder's income, regardless of whether the payment is in fact converted into dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date such holder converts the payment into dollars will be treated as ordinary income or loss. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder's basis in the ordinary shares or ADSs. To the extent that these distributions exceed the US holder's tax basis in the ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading "Passive Foreign Investment Company". We do not intend to calculate our earnings or profits for US federal income tax purposes. US holders should therefore assume that any distributions with respect to our ordinary shares or ADSs will constitute dividend income.

"Qualified dividend income" received by individual US holders (as well as certain trusts and estates) for taxable years beginning on or before December 31, 2012 generally will be taxed at a maximum US federal income tax rate of 15% provided certain conditions are met, including a minimum holding period. This reduced rate generally would apply to dividends paid by us if, at the time such dividends are paid, either (i) we are eligible for benefits under a qualifying income tax treaty with the US or (ii) our ordinary shares or ADSs with respect to which such dividends were paid are readily tradable on an established securities market in the US. However, this reduced rate is subject to certain important requirements and exceptions, including, without limitation, certain holding period requirements and an exception applicable if we are treated as a passive foreign investment company as discussed under the heading "Passive Foreign Investment Company". US holders are urged to consult their tax advisors regarding the US federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and ADSs.

For purposes of this discussion, the "spot rate" generally means a rate that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A "spot contract" is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the US Internal Revenue Service has the authority to determine the spot rate.

Dividend income derived with respect to the ordinary shares or ADSs will not be eligible for the dividends received deduction generally allowed to a US corporation under Section 243 of the Code. Dividend income will be treated as foreign source income for foreign tax credit and other purposes. In computing the separate foreign tax credit limitations, dividend income should generally constitute "passive category income," or in the case of certain US holders, "general category income."

Disposition of Ordinary Shares or ADSs

Subject to the discussion below under the heading "Passive Foreign Investment Company", upon a sale, exchange, or other taxable disposition of ordinary shares or ADSs, a US holder will recognize gain or loss in an amount equal to the difference between the US dollar value of the amount realized on the sale or exchange and such holder's adjusted tax basis in the ordinary shares or ADSs. Subject to the application of the "passive foreign investment company" rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a US holder on the taxable disposition of ordinary shares or ADSs generally will be treated as US-source gain or loss for US foreign tax credit purposes.

In the case of a cash basis US holder who receives rands in connection with the taxable disposition of ordinary shares or ADSs, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. A US holder who receives payment in rand and converts rand into US dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis US holder may elect the same treatment required of cash basis taxpayers with respect to a taxable disposition of ordinary shares or ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis holder does not elect to be treated as a cash basis taxpayer, such US holder may have a foreign currency gain or loss for US federal income tax purposes because of the differences between the US dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such US holder on the disposition of such ordinary shares or ADSs.

Passive Foreign Investment Company

A special and adverse set of US federal income tax rules apply to a US holder that holds stock in a passive foreign investment company, or PFIC. We would be a PFIC for US federal income tax purposes if for any taxable year either (i) 75% or more of our gross income, including our pro rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, were passive income or (ii) 50% or more of our average total assets (by value), including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, were assets that produced or were held for the production of passive income. If we were a PFIC, US holders of the ordinary shares or ADSs would be subject to special rules with respect to (i) any gain recognized upon the disposition of the ordinary shares or ADSs and (ii) any receipt of an excess distribution (generally, any distributions to a US holder during a single taxable year that is greater than 125% of the average amount of distributions received by such US holder during the three preceding taxable years in respect of the ordinary shares or ADSs or, if shorter, such US holder's holding period for the ordinary shares or ADSs). Under these rules:

- the gain or excess distribution will be allocated ratably over a US holder's holding period for the ordinary shares or ADSs, as applicable;
- the amount allocated to the taxable year in which a US holder realizes the gain or excess distribution will be taxed as ordinary income;
- the amount allocated to each prior year (other than a pre-PFIC year), with certain exceptions, will be taxed at the highest tax rate in effect for that year; and
- the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year (other than a pre-PFIC year).

Although we generally will be treated as a PFIC as to any US holder if we are a PFIC for any year during a US holder's holding period, if we cease to satisfy the requirements for PFIC classification, the US holder may avoid PFIC classification for subsequent years if such holder elects to recognize gain based on the unrealized appreciation in the ordinary shares or ADSs through the close of the tax year in which we cease to be a PFIC.

A US holder who beneficially owns stock in a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the Internal Revenue Service for each tax year such holder holds stock in a PFIC and (i) recognizes gain on a direct or indirect disposition of such stock, (ii) receives certain direct or indirect distributions from such PFIC, or (iii) is making certain elections (including a mark-to-market election and an election to be treated as a "qualified electing fund," as described below) with respect to such PFIC. This form describes any distributions received with respect to such stock and any gain realized upon the disposition of such stock. Under newly enacted legislation, unless otherwise provided by the US Secretary of Treasury, shareholders of a PFIC are required to file an annual report with the Internal Revenue Service containing such information as the US Secretary of Treasury may require. Although the information required to be reported to the Internal Revenue Service pursuant to such newly enacted legislation remains unknown, it could enhance the reporting requirements applicable to US holders of our ordinary shares or ADSs.

A US holder of the ordinary shares or ADSs that are treated as "marketable stock" under the PFIC rules may be able to avoid the imposition of the special tax and interest charge described above by making a mark-to-market election. Pursuant to this election, the US holder would include in ordinary income or loss for each taxable year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares or ADSs and the US holder's adjusted tax basis in such ordinary shares or ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US holder under the election for prior taxable years. If a mark-to-market election with respect to ordinary shares or ADSs is in effect on the date of a US holder's death, the tax basis of the ordinary shares or ADSs in the hands of a US holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares or ADSs. US holders desiring to make the mark-to-market election are urged to consult their tax advisors with respect to the application and effect of making the election for the ordinary shares or ADSs.

In the case of a US holder who holds ordinary shares or ADSs and who does not make a mark-to-market election, the special tax and interest charge described above will not apply if such holder makes an election to treat us as a "qualified electing fund" in the first taxable year in which such holder owns the ordinary shares or ADSs and if we comply with certain reporting requirements. However, we do not intend to supply US holders with the information needed to report income and gain pursuant to a "qualified electing fund" election in the event that we are classified as a PFIC.

We believe that we were not a PFIC for our 2012 fiscal year ended June 30, 2012. However, under the PFIC rules income and assets are require to be measured and classified in accordance with US federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from US federal income tax principles. Therefore, no assurance can be given that we were not a PFIC for our 2012 fiscal year ended June 30, 2012. Furthermore, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

The rules relating to PFICs are very complex. US holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investments in our ordinary shares or ADSs.

Information Reporting and Backup Withholding

Payments made in the United States or through certain US-related financial intermediaries of dividends or the proceeds of the sale or other disposition of our ordinary shares or ADSs may be subject to information reporting and US federal backup withholding if the recipient of such payment is not an "exempt recipient" and fails to supply certain identifying information, such as an accurate taxpayer identification number, in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. The backup withholding tax rate is currently 28%. Payments made with respect to our ordinary shares or ADSs to a US holder must be reported to the Internal Revenue Service, unless the US holder is an exempt recipient or otherwise establishes an exemption. Any amount withheld from a payment to a US holder under the backup withholding rules is refundable or allowable as a credit against the holder's US federal income tax, provided that the required information is furnished to the Internal Revenue Service.

Under the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in taxable years beginning after the date of enactment, a US holder may be required to submit to the Internal Revenue Service certain information with respect to such US holder's beneficial ownership of ordinary shares or ADSs, if such ordinary shares or ADSs are not held on such US holder's behalf by a financial institution. This new law also imposes penalties if a US holder is required to submit such information to the Internal Revenue Service and fails to do so.

US holders should consult their tax advisors regarding application of the information reporting and backup withholding rules.

10F. DIVIDENDS AND PAYING AGENTS

On August 28, 2012, we declared a dividend which, in total, amounted to R38.5 million (10.0 cents per ordinary share). Dividends tax is 15% of the dividend paid, lower rates can apply for foreign beneficial owners and there are also certain exemptions that apply. The dividends tax will be withheld from the dividend payment. There are no dividend restrictions.

Date of entitlement:	October 12, 2012
Approximate date of conversion:	October 19, 2012
Approximate payment date:	October 29, 2012
Paying agents:	Link Market Services (US and SA)
	St James's Corporate Services Limited (UK)
	Computershare (Australia)

10G. STATEMENT BY EXPERTS

Not applicable.

10H. DOCUMENTS ON DISPLAY

You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at DRDGOLD Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: Group Company Secretary. Tel No. +27-11-470-2600. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

A copy of each document concerning us that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at DRDGOLD Limited, Quadrum Office Park, Building 1, 50 Constantia Boulevard, Constantia Kloof Ext.28, South Africa 1709.

10I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

In the normal course of our operations, we are exposed to market risk, including commodity price, foreign currency, interest and credit risks. We do not hold or issue derivative financial instruments for speculative purposes, nor do we hedge forward gold sales.

Refer to Item 18. ''Financial Statements - Note 28 - Financial instruments'' of the consolidated financial statements for a qualitative and quantitative discussion of our exposure to these market risks.

Commodity price risk

The market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares or ADSs. Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors on the gold price is impossible for us to predict. The price of gold may not remain at a level allowing us to economically exploit our reserves. It is our policy not to hedge this commodity price risk.

Concentration of credit risk

Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our receivables from customers and investment securities.

Our financial instruments do not represent a concentration of credit risk, because we deal with a variety of major banks and financial institutions located in South Africa after evaluating the credit ratings of the representative financial institutions. Furthermore, our trade receivables and loans are regularly monitored and assessed for recoverability. Where it is appropriate, an impairment loss is raised. In addition, our South African operations deliver their gold to Rand Refinery Proprietary Limited (Rand Refinery), which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. The gold is sold by Rand Refinery usually on the same day as it is delivered and settlement is made within two days.

Foreign currency risk

Our reporting currency is the South African rand. Although gold is sold in US dollars, the Company is obliged to convert this into rands. We are thus exposed to fluctuations in the US dollar/ rand exchange rate. Foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in US dollars, while production costs are incurred primarily in rands. Our results are positively affected when the US dollar strengthens against the rand and adversely affected when the US dollar weakens against the rand. Our cash and cash equivalent balances are held in US dollars and rands; holdings denominated in other currencies are relatively insignificant.

Long-term debt

Set out below is an analysis of our debt as at June 30, 2012, analyzed between fixed and variable interest rates. All of our long-term debt is denominated in South African rand.

	Total R'000
Interest rate	
Variable rate	30,690
Weighted average interest rate	10.6%
Fixed rate	-
Weighted average interest rate	-
Total	30,690
Repayment period	
2013	30,690
Total	30,690

Based on our fiscal 2012 financial results, a hypothetical 10% (increase)/decrease in interest rate activity would (increase)/decrease our interest expense by R0.3 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A. DEBT SECURITIES

Not applicable.

12B. WARRANTS AND RIGHTS

Not applicable.

12C. OTHER SECURITIES

Not applicable.

12D. AMERICAN DEPOSITARY SHARES

Depositary Fees and Charges

DRDGOLD's American Depository Shares, or ADSs, each representing ten of DRDGOLD's ordinary shares, are traded on the New York Stock Exchange, or NYSE under the symbol "DRD" (until December 29, 2011 our ADSs were traded on the Nasdaq Capital Market under the symbol "DROOY"). The ADSs are evidenced by American Depository Receipts, or ADRs, issued by The Bank of New York Mellon, as Depository under the Amended and Restated Deposit Agreement dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated July 23, 2007, among DRDGOLD Limited, The Bank of New York Mellon and owners and beneficial owners of ADRs from time to time. ADR holders may have to pay the following service fees to the Depositary:

Service	Fees (USD)
Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights	$5.00 (or less) per 100 ADSs (or portion thereof)[1]
Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates	$5.00 (or less) per 100 ADSs (or portion thereof)[1]
Distribution of cash dividends or other cash distributions	2 cents (or less) per ADS (or portion thereof)[2]
Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders	$5.00 (or less) per 100 ADSs (or portion thereof)[2]

In addition, ADR holders are responsible for certain fees and expenses incurred by the Depositary on their behalf including (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of ordinary shares generally on the share register and applicable to transfers of ordinary shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement, and (4) such expenses as are incurred by the Depositary in the conversion of foreign currency to U.S. Dollars.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary, collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Depositary Payments for Fiscal 2012

For the fiscal year ended June 30, 2012, The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an amount of $59,908.38 mainly for contributions towards the Company's investor relations activities (including investor meetings, conferences and fees of investor relations service vendors).

---

[1] These fees are typically paid to the Depositary by the brokers on behalf of their clients receiving the newly-issued ADSs from the Depositary or delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

[2] In practice, the Depositary has not collected these fees. If collected, such fees are offset against the related distribution made to the ADR holder.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of June 30, 2012, our management, with the participation of our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2012.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that such information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

There are inherent limitations in the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, any such system can only provide reasonable assurance of achieving the desired control objectives.

15B. Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under Section 404 of the Sarbanes Oxley Act of 2002, management is required to assess our internal controls surrounding the financial reporting process as at the end of each fiscal year. Based on that assessment, management is to determine whether or not our internal controls over financial reporting are effective.

Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and board; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Instead, it must be noted that even those systems that management deems to be effective can only provide reasonable assurance with respect to the preparation and presentation of our financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies and procedures.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, our management concluded that as of June 30, 2012 our internal control over financial reporting was effective.

15C. Independent Auditor's Attestation Report

The effectiveness of internal control over financial reporting as of June 30, 2012 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

15D. Changes in Internal Control Over Financial Reporting

Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule 13a-15.

During the year ended June 30, 2012, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. R.P. Hume, Chairman of the Audit Committee, has been determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the New York Stock Exchange, or NYSE, and rules promulgated by the SEC and independent both under the New York Stock Exchange Rules and the South African Johannesburg Stock Exchange Rules. The board is satisfied that the skills, experience and attributes of the members of the audit committee are sufficient to enable those members to discharge the responsibilities of the audit committee.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Conduct that applies to all senior executives including our Non-Executive Chairman, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Group Financial Manager and Financial Manager at each mining operation as well as all other employees. The Code of Ethics was last updated on February 9, 2012. The Code of Ethics and Conduct can be accessed on the Company's website at www.drdgold.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Inc. has served as our independent public accountant for the fiscal years ending June 30, 2012, 2011 and 2010, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.

The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal 2012 and 2011:

Auditors' remuneration	Year ended June 30,	
	2012 **R'000**	**2011** **R'000**
Audit fees...	10,019	10,065
Audit-related fees...	-	-
Tax fees	-	-
All other fees	-	-
	10,019	10,065

Audit Fees

Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Audit-Related Fees

For fiscal 2012 and fiscal 2011, no audit-related fees were incurred.

Tax Fees

For fiscal 2012 and fiscal 2011, no fees have been billed for tax compliance, tax advice or tax planning services.

All Other Fees

All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees. There were no such fees billed for in either fiscal 2012 or fiscal 2011.

The Audit Committee is directly responsible for recommending the appointment, re-appointment and removal of the external auditors as well as the remuneration and terms of engagement of the external auditors. The committee pre-approves, and has pre-approved, all non-audit services provided by the external auditors. The Audit Committee considered all of the fees mentioned above and determined that such fees are compatible with maintaining KPMG Inc.'s independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by NYSE. Under section 303A.11 of the NYSE Listing Standards, a foreign private issuer such as us may follow its home country corporate governance practices in lieu of certain of the NYSE Listing Standards on corporate governance. The following paragraphs summarize the significant differences between our corporate governance practices and those followed by U.S. companies listed on the NYSE:

Independence of audit committee members

NYSE Listing Standards require a NYSE listed company to have an audit committee composed of at least three independent members. A foreign private issuer may be exempted from the requirement that all members of the audit committee qualify as independent under NYSE Listing Standards Rules provided, among other requirements, that the members of the audit committee are independent under Exchange Act Rule 10A-3. As at September 30, 2012 all of our audit committee members are independent both under the NYSE Listing Standards and the South African Johannesburg Stock Exchange Rules.

Shareholder meeting quorum requirements

Section 310.00 of the NYSE Listing Standards provides that the quorum required for any meeting of holders of common stock should be sufficiently high to insure a representative vote. In authorizing listing, the NYSE gives careful consideration to provisions fixing any proportion less than a majority of the outstanding shares as the quorum for shareholders meetings. Consistent with the practice of companies incorporated in South Africa, our Memorandum of Incorporation only requires a quorum of three members and we have elected to follow country rule.

Executive Sessions

Section 303A.03 of the NYSE Listing Standards provides that "non-management" directors of listed companies must meet at regularly scheduled executive sessions in the absence of management. The JSE Listings Requirements makes no provision for such meetings, however the non-executive directors of DRDGOLD do meet without management on a regular basis but in an informal setting and no minutes are prepared.

Nominations Committee

Section 303A.04 of the NYSE Listing Standards provides listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listings Requirements only require that the members of such a committee be non-executive directors, the majority of whom must be independent. DRDGOLD has such a nominations committee whose members are independent under both the NYSE Listings Standards and the JSE Listings Requirements.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following annual financial statements and related auditor's reports are filed as part of this Annual Report.

Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of DRDGOLD Limited.

We have audited the accompanying consolidated statement of financial position of DRDGOLD Limited and its subsidiaries as of June 30, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2012. We also have audited DRDGOLD Limited's internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). DRDGOLD Limited's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on DRDGOLD Limited's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DRDGOLD Limited and subsidiaries as of June 30, 2012 and 2011, and the results of their operations and cash flows for each of the years in the three-year period ended June 30, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, DRDGOLD Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Inc.
KPMG Inc.
Registered Accountants and Auditors
Johannesburg, Republic of South Africa
October 26, 2012

DRDGOLD Limited
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended June 30, 2012

	Note	Continuing operations			Discontinued operations[1]			Total operations		
		2012	2011	2010	2012	2011	2010	2012	2011	2010
		R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Revenue	3	**1,764,191**	1,379,459	1,129,113	**1,240,073**	1,185,860	861,409	**3,004,264**	2,565,319	1,990,522
Cost of sales		**(1,400,268)**	(1,179,430)	(992,586)	**(1,101,594)**	(1,164,118)	(899,201)	**(2,501,862)**	(2,343,548)	(1,891,787)
Operating costs		**(1,231,020)**	(1,041,658)	(910,686)	**(1,061,770)**	(1,101,953)	(888,180)	**(2,292,790)**	(2,143,611)	(1,798,866)
Depreciation	10	**(119,189)**	(98,281)	(158,153)	**(1,661)**	(32,638)	(32,616)	**(120,850)**	(130,919)	(190,769)
Retrenchment costs	4	**-**	(839)	(9,202)	**(43,747)**	-	(10,925)	**(43,747)**	(839)	(20,127)
Movement in provision for environmental rehabilitation	18	**(59,486)**	(46,918)	89,280	**301**	(5,649)	(1,246)	**(59,185)**	(52,567)	88,034
Movement in gold in progress		**9,427**	8,266	(3,825)	**5,283**	(23,878)	33,766	**14,710**	(15,612)	29,941
Gross profit/(loss) from operating activities		**363,923**	200,029	136,527	**138,479**	21,742	(37,792)	**502,402**	221,771	98,735
Impairments	4	**(1,100)**	(1,090)	(6,224)	**-**	(546,566)	-	**(1,100)**	(547,656)	(6,224)
Administration expenses and general costs		**(110,619)**	(86,305)	(69,033)	**(10,918)**	(1,781)	12,007	**(121,537)**	(88,086)	(57,026)
Results from operating activities	4	**252,204**	112,634	61,270	**127,561**	(526,605)	(25,785)	**379,765**	(413,971)	35,485
Finance income	6	**24,446**	17,064	163,963	**8,994**	35,728	36,310	**33,440**	52,792	200,273
Finance expenses	7	**(15,678)**	(16,606)	(14,890)	**(2,028)**	(5,441)	(9,242)	**(17,706)**	(22,047)	(24,132)
Profit/(loss) before taxation		**260,972**	113,092	210,343	**134,527**	(496,318)	1,283	**395,499**	(383,226)	211,626
Income tax	8	**(8,010)**	(29,593)	(23,197)	**-**	(2,559)	14,934	**(8,010)**	(32,152)	(8,263)
Profit/(loss) before loss on disposal of discontinued operation		**252,962**	83,499	187,146	**134,527**	(498,877	16,217	**387,489**	(415,378)	203,363
Loss on disposal of discontinued operations	12	**-**	-	-	**(10,532)**	-	-	**(10,532)**	-	-
Profit/(loss) for the year		**252,962**	83,499	187,146	**123,995**	(498,877)	16,217	**376,957**	(415,378)	203,363
Attributable to:										
Equity owners of the parent		**217,301**	67,070	186,553	**91,374**	(354,985)	21,262	**308,675**	(287,915)	207,815
Non-controlling interest		**35,661**	16,429	593	**32,621**	(143,892)	(5,045)	**68,282**	(127,463)	(4,452)
Profit/(loss) for the year		**252,962**	83,499	187,146	**123,995**	(498,877)	16,217	**376,957**	(415,378)	203,363

[1] The discontinued operations relate to the disposal of Blyvooruitzicht Gold Mining Company Limited (Blyvoor) on June 1, 2012.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)
for the year ended June 30, 2012

	Continuing operations			Discontinued operations[1]			Total operations		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Other comprehensive income, net of tax									
Net foreign exchange translation reserve	**(3,999)**	747	(156,534)	**-**	**-**	**-**	**(3,999)**	747	(156,534)
Foreign exchange gain/(loss) on translation	**(3,999)**	747	(156,534)	**-**	**-**	**-**	**(3,999)**	747	(156,534)
Deferred taxation thereon	**-**	-	-	**-**	**-**	**-**	**-**	-	-
Net fair value adjustment on available-for-sale investment	**16,480**	116	2,160	**2,703**	**159**	**2,994**	**19,183**	275	5,154
Fair value adjustment on available-for-sale investment	**20,572**	96	1,662	**2,328**	**118**	**2,216**	**22,900**	214	3,878
Non-controlling interest in fair value adjustment on available-for-sale investment	**379**	20	498	**375**	**41**	**778**	**754**	61	1,276
Deferred taxation thereon	**(4,471)**	-	-	**-**	**-**	**-**	**(4,471)**	-	-
Net gain on disposal of available-for-sale financial assets reclassified to profit or loss	**-**	-	-	**(6,656)**	**-**	**-**	**(6,656)**	-	-
Net gain on disposal of available-for-sale financial assets	**-**	-	-	**(4,925)**	**-**	**-**	**(4,925)**	-	-
Non-controlling interest in net gain on disposal of available-for-sale financial assets	**-**	-	-	**(1,731)**	**-**	**-**	**(1,731)**	-	-
Deferred taxation thereon	**-**	-	-	**-**	**-**	**-**	**-**	-	-
Total comprehensive income for the year	**265,443**	84,362	32,772	**120,042**	**(498,718)**	**19,211**	**385,485**	(414,356)	51,983
Attributable to:									
Equity owners of the parent	**229,403**	67,913	31,681	**88,777**	**(354,867)**	**23,478**	**318,180**	(286,954)	55,159
Non-controlling interest	**36,040**	16,449	1,091	**31,265**	**(143,851)**	**(4,267)**	**67,305**	(127,402)	(3,176)
Total comprehensive income for the year	**265,443**	84,362	32,772	**120,042**	**(498,718)**	**19,211**	**385,485**	(414,356)	51,983
Earnings per share attributable to equity owners of the parent									
Basic earnings/(loss) per share (cents) 9	**57**	17	49	**23**	**(92)**	**6**	**80**	(75)	55
Diluted earnings/(loss) per share (cents) 9	**56**	17	49	**24**	**(92)**	**6**	**80**	(75)	55

The accompanying notes are an integral part of these consolidated financial statements.

---

[1] The discontinued operations relate to the disposal of Blyvoor on June 1, 2012.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2012

	Note	2012 R'000	2011 R'000
ASSETS			
Non-current assets		**2,021,594**	1,778,646
Property, plant and equipment	10	**1,641,557**	1,550,102
Non-current investments and other assets	11	**341,752**	159,312
Deferred tax asset	20	**38,285**	69,232
Current assets		**470,695**	510,015
Inventories	15	**105,840**	122,922
Trade and other receivables	16	**61,896**	126,410
Current tax asset		**4,453**	1,571
Cash and cash equivalents	25	**298,506**	259,112
Total assets		**2,492,289**	2,288,661
EQUITY AND LIABILITIES			
Equity		**1,633,921**	1,219,166
Equity of the owners of the parent	17	**1,497,192**	1,247,238
Non-controlling interest		**136,729**	(28,072)
Non-current liabilities		**597,331**	659,446
Provision for environmental rehabilitation	18	**504,327**	490,225
Post-retirement and other employee benefits	19	**5,972**	6,268
Deferred tax liability	20	**87,032**	122,525
Loans and borrowings	21	**-**	40,428
Current liabilities		**261,037**	410,049
Trade and other payables		**227,511**	330,468
Loans and borrowings	21	**30,690**	79,345
Current tax liability		**2,836**	236
Total equity and liabilities		**2,492,289**	2,288,661

The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended June 30, 2012

	Number of ordinary shares	Number of cumulative preference shares	Share capital R'000	Cumulative preference share capital R'000	Revaluation and other reserves[1] R'000	Retained earnings R'000	Equity of the owners of the parent R'000	Non-controlling interest R'000	Total equity R'000
Balance at June 30, 2009	**378,001,303**	**5,000,000**	**4,104,480**	**500**	**347,410**	**(2,970,917)**	**1,481,473**	**102,506**	**1,583,979**
Issued shares for cash	6,620,413		29,877				29,877		29,877
Staff options exercised	262,663		1,004				1,004		1,004
Share issue expense			(2,043)				(2,043)		(2,043)
Share-based payments					4,115		4,115		4,115
Dividend on ordinary share capital						(18,954)	(18,954)		(18,954)
Total comprehensive income for the year [2]					(152,656)	207,815	55,159	(3,176)	51,983
Balance at June 30, 2010	**384,884,379**	**5,000,000**	**4,133,318**	**500**	**198,869**	**(2,782,056)**	**1,550,631**	**99,330**	**1,649,961**
Share issue expenses			(714)				(714)		(714)
Share-based payments					3,519		3,519		3,519
Dividend on ordinary share capital						(19,244)	(19,244)		(19,244)
Total comprehensive income for the year [2]					961	(287,915)	(286,954)	(127,402)	(414,356)
Balance at June 30, 2011	**384,884,379**	**5,000,000**	**4,132,604**	**500**	**203,349**	**(3,089,215)**	**1,247,238**	**(28,072)**	**1,219,166**
Staff options exercised	499,388		1,818				1,818		1,818
Share issue expenses			(555)				(555)		(555)
Share-based payments					4,133		4,133		4,133
Non-controlling interest on disposal of subsidiary								97,496	97,496
Transfer of reserves on disposal of subsidiary					(11,469)	11,469	-		-
Treasury shares acquired through subsidiary			(58,228)				(58,228)		(58,228)
Treasury shares disposed of by subsidiary			13,478				13,478		13,478
Dividend on ordinary share capital						(28,872)	(28,872)		(28,872)
Total comprehensive income for the year [2]					9,062	309,118	318,180	67,305	385,485
Balance at June 30, 2012	**385,383,767**	**5,000,000**	**4,089,117**	**500**	**205,075**	**(2,797,500)**	**1,497,192**	**136,729**	**1,633,921**

The accompanying notes are an integral part of these consolidated financial statements.

---

[1] Revaluation and other reserves comprise share-based payment reserves, foreign currency translation reserve and asset revaluation reserves. The foreign exchange difference arises on the translation of a foreign joint venture. The foreign exchange differences arising on the translation of foreign subsidiaries have been transferred to profit or loss during the year ended June 30, 2010, as the foreign subsidiaries were voluntary liquidated.

[2] Refer to the consolidated statement of comprehensive income for a detail analysis of total comprehensive income for the year.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended June 30, 2012

	Note	2012 R'000	2011 R'000	2010 R'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash received from sales of precious metals		**3,004,264**	2,565,319	1,990,522
Cash paid to suppliers and employees		**(2,380,681)**	(2,249,516)	(1,942,786)
Cash generated by operations	22	**623,583**	315,803	47,736
Finance income		**18,243**	13,384	23,436
Dividends received		**34**	6,013	-
Finance expenses		**(3,382)**	(4,975)	(4,862)
Income tax paid		**(17,308)**	(6,212)	(12,698)
Net cash inflow from operating activities		**621,170**	324,013	53,612
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of investments		**(63,226)**	-	-
Additions to property, plant and equipment		**(333,175)**	(317,250)	(194,018)
Proceeds on disposal of property, plant and equipment		**12,470**	4,662	13,873
Environmental trust funds and rehabilitation payments		**(19,766)**	(22,577)	(5,674)
Cash flow on disposal/acquisition of subsidiaries, net of cash	23	**(9,584)**	-	(40,396)
Cash flow on acquisition/disposal of joint ventures, net of cash	24	**-**	-	(166)
Net cash outflow from investing activities		**(413,281)**	(335,165)	(226,381)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from the issue of shares		**1,818**	-	30,881
Share issue expenses		**(555)**	(714)	(2,043)
Acquisition of treasury shares		**(58,228)**	-	-
Proceeds on disposal of treasury shares		**13,478**	-	-
Advances of loans and borrowings		**-**	109,636	-
Repayments of loans and borrowings		**(96,194)**	(8,332)	(2,101)
Dividends paid		**(28,872)**	(19,244)	(18,954)
Net cash (outflow)/inflow from financing activities		**(168,553)**	81,346	7,783
NET INCREASE/(DECREASE) IN				
CASH AND CASH EQUIVALENTS		**39,336**	70,194	(164,986)
Cash and cash equivalents at beginning of the year		**259,112**	188,152	352,731
Foreign exchange movements		**58**	766	407
Cash and cash equivalents at the end of the year	25	**298,506**	259,112	188,152

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS
for the year ended June 30, 2012

1. ACCOUNTING POLICIES

DRDGOLD Limited ('the company') is a company domiciled in South Africa. The consolidated financial statements of the company for the year ended June 30, 2012 comprise the company and its subsidiaries (together referred to as the group) and the group's interests in an associate and a jointly controlled entity.

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB).

The financial statements were approved by the Board of Directors on September 17, 2012.

BASIS OF MEASUREMENT

The financial statements are prepared on the historical cost basis, unless otherwise stated.

FUNCTIONAL AND PRESENTATION CURRENCY

The consolidated financial statements are presented in South African Rands, which is the company's functional currency. All financial information presented in South African Rands has been rounded to the nearest thousand.

USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The estimates and underlying assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The judgments that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

(a) **Recoverable amount of mining assets and depreciation**

The recoverable amounts of mining assets are generally determined utilising discounted future cash flows. Management also considers such factors as the market capitalization of the group, the quality of the individual ore body and the country risk in determining the recoverable amount. During the year under review, the group calculated a recoverable amount based on updated life-of-mine plans, a gold price of R441,936 per kilogram (2011: R350,649 per kilogram) in year one escalating at an average of 5.3% (2011: 6.1%) per year, and a discount rate of 14.4% (2011: 13.9%). At a 10% lower gold price received of R397,742 per kilogram, a R914.8 million impairment would be recognized and at a 8.5 percentage points (59%) increase in the discount rate to 22.9%, the group would begin impairment of the mining assets (refer to note 10).

The calculation of the units-of-production rate of depreciation could be affected if actual production in the future is different from current forecast production based on proved and probable Ore Reserves. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating Ore Reserves. Factors could include:
- changes in proved and probable Ore Reserves;
- the grade of Ore Reserves may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites;
- changes in capital, operating, mining processing and reclamation costs, discount rates and foreign exchange rates; and
- changes in Ore Reserves which could similarly affect the useful lives of assets depreciated on the straight-line basis, where those lives are limited to the life of the mine.

1. ACCOUNTING POLICIES *(continued)*

USE OF ESTIMATES AND JUDGMENTS *(continued)*

(b) Valuation of financial instruments

If the value of a financial instrument cannot be obtained from an active market, the group has established fair value by using valuation techniques. These include the use of recent arm's-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, refined to reflect the issuer's specific circumstances.

(c) Estimate of exposure and liabilities with regard to rehabilitation costs

Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on the group's environmental management plans in compliance with current technological, environmental and regulatory requirements. An average discount rate of 7.3%, average inflation rate of 5.4% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (2011: discount rate of 8.5% and inflation rate of 6.0%) (refer note 18).

(d) Estimate of post-retirement medical liability

An actuarial valuation is carried out every three years or in the event that there has been a significant change in an assumption, number of participants, restructuring, or in the scheme itself. For interim periods between valuations, the valuation is rolled forward. Assumptions used to determine the liability include a discount rate, health cost inflation rate, real discount rate, retirement age, spouse age gap, continuation at retirement and proportion married-at-retirement (refer to note 19).

(e) Estimate of taxation

The group is subject to income tax in South Africa and Zimbabwe. Significant judgment is required in determining income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will have an impact on the income tax and deferred tax provisions in the period in which such determination is made.

(f) Fair value of share-based compensation

The fair value of options granted is determined using the Black-Scholes option pricing model. The significant inputs into the model are: vesting period and conditions, risk-free interest rate, volatility, market price on date of grant and issue price of grant. (Refer to notes 17 and 19 for detail on the share option scheme.)

(g) Gold in process

Gold in process in certain plants is estimated based on the metallurgist's best estimate of the gold content and grade thereof.

(h) Assessment of contingencies

Contingencies will realize only when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

(i) Ore Reserves estimate

At the end of each financial year, the estimate of proved and probable Ore Reserves is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Ore Reserves are estimates of the amount of product that can be economically and legally extracted from the group's properties. In order to calculate Ore Reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

1. ACCOUNTING POLICIES *(continued)*

USE OF ESTIMATES AND JUDGMENTS *(continued)*

(i) Ore Reserves estimate *(continued)*

Estimating the quantity and/or grade of Ore Reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate Ore Reserves change from period to period and because additional geological data is generated during the course of operations, estimates of Ore Reserves may change from period to period. Changes in reported Ore Reserves may affect the group's financial results and financial position in a number of ways including the following:

- asset carrying values may be affected due to changes in estimated future cash flows;
- depreciation, depletion and amortization charged in profit or loss may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
- decommissioning, site restoration and environmental provisions may change where changes in estimated Ore Reserves affect expectations about the timing or cost of these activities; and
- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

These adjustments are made prospectively where relevant.

(j) Estimate of deferred taxation

The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows aligned to estimates used in the calculation of depreciation and rehabilitation liabilities. Management considers all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors include profitability of operations and an estimate of the gold price. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. The amount recognized at June 30, 2012 is based on a future gold price received of R441,936 per kilogram (2011: R350,649 per kilogram) in year one, escalating at an average of 5.3% (2011: 6.1%) per year.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by all entities in the group to all periods presented, except as explained below under 'New standards, interpretations and amendments to standards and interpretations adopted'.

New standards, interpretations and amendments to standards and interpretations adopted

The group adopted the following new standards, amendments to standards and interpretations, which are applicable to the group:
- Revised IAS 24 – Related Party Disclosure
- IFRS 7 amendments – Disclosures – Transfers of Financial Assets

Revised IAS 24 – Related Party Disclosures
The changes introduced in the revised IAS 24 include amendments to the definition of a related party and related party disclosure requirements for government-related entities. These amendments did not have any effect on the financial position or financial performance of the group.

IFRS 7 amendments – Disclosures – Transfers of Financial Assets
The amendment introduces new disclosure requirements about transfers of financial assets, including disclosures for:
- financial assets that are not derecognized in their entirety; and
- financial assets that are derecognized in their entirety but for which the entity retains continuing involvement.

These amendments did not have any effect on the financial position or financial performance of the group.

1. ACCOUNTING POLICIES *(continued)*

New accounting standards

Certain new accounting standards and amendments to accounting standards have been published that have various effective dates. These new standards and amendments to accounting standards have not been early adopted by the group and a reliable estimate of the impact of the adoption thereof for the group cannot yet be determined for some standards.

At the date of authorization of these financial statements, the following relevant standards and amendments to accounting standards were in issue but not yet effective. The group and the group expects to adopt the standards and amendments to accounting standards when effective:

New accounting standards *(continued)*

	Standard/interpretation	Effective date
IAS 1 amendments	Presentation of Items of Other Comprehensive Income	Annual periods commencing on or after July 1, 2012[1]
IFRS 10	Consolidated Financial Statements	Annual periods commencing on or after January 1, 2013[2]
IFRS 11	Joint Arrangements	Annual periods commencing on or after January 1, 2013[2]
IFRS 12	Disclosure of Interests in Other Entities	Annual periods commencing on or after January 1, 2013[2]
IFRS 13	Fair Value Measurement	Annual periods commencing on or after January 1, 2013[2]
IAS 19 amended 2011	Employee Benefits	Annual periods commencing on or after January 1, 2013[3]
IAS 27	Separate Financial Statements (2011)	Annual periods commencing on or after January 1, 2013[2]
IAS 28	Investments in Associates and Joint Ventures (2011)	Annual periods commencing on or after January 1, 2013[2]
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	Annual periods commencing on or after January 1, 2013[2]
IAS 32	Offsetting Financial Assets and Financial Liabilities	Annual periods commencing on or after January 1, 2014[2]
IFRS 9	Financial Instruments	Annual periods commencing on or after January 1, 2015[2]

(1) No material impact.
(2) The impact is not known or estimable.
(3) The group's accounting policy is to recognize actuarial gains/losses in profit or loss. When the amendments come into effect the accounting policy will have to be changed to recognize the actuarial gains/losses in other comprehensive income. The impact of the other amendments has not been assessed.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS *(continued)*
f**or the year ended June 30, 2012**

1. ACCOUNTING POLICIES *(continued)*

Each of these standards and interpretations is described briefly below:

IAS 1 amendments – Presentation of Items of Other Comprehensive Income
The amendments:
- require that an entity presents separately the items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met, from those that would never be classified to profit or loss; and
- change the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income. An entity, however, is still allowed to use other titles.

The amendments do not address which items are presented in other comprehensive income or which items need to be reclassified. The requirements of other IFRSs continue to apply in this regard. The group would have to present the revaluation reserve and foreign exchange translation reserve separately from other items in other comprehensive income.

IFRS 10 – Consolidated Financial Statements
IFRS 10 introduces a new approach to determining which investees should be consolidated and provides a single model to be applied in the control analysis for all investees.

An investor controls an investee when:
- it is exposed or has rights to variable returns from its involvement with that investee;
- it has the ability to affect those returns through its power over that investee; and
- there is a link between power and returns.

Control is reassessed as facts and circumstances change.

IFRS 11 – Joint Arrangements
IFRS 11 focuses on the rights and obligations of joint arrangements, rather than the legal form (as is currently the case) and it:
- distinguishes joint arrangements between joint operations and joint ventures; and
- always requires the equity method for jointly controlled entities that will now be called joint ventures (to the extent that the classification requirements are met). The choice of using the equity method or proportionate consolidation is removed.

IFRS 11 supersedes IAS 31 and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities
IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (that is, joint operations or joint ventures), associates and/or unconsolidated structured entities, aiming to provide information to enable users to evaluate:
- the nature of, and risks associated with, an entity's interests in other entities; and
- the effects of those interests on the entity's financial position, financial performance and cash flows.

IFRS 13 – Fair Value Measurement
IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. It explains how to measure fair value when it is required or permitted by other IFRSs. It does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the applicability of exceptions to fair value measurements that currently exist in certain standards.

IAS 19 amended 2011 – Employee Benefits
The amended IAS 19 includes the following requirements:
- actuarial gains and losses are recognized immediately in other comprehensive income; this change will remove the corridor method and eliminate the ability for entities to recognize all changes in the defined benefit obligation and in plan assets in profit or loss, which currently is allowed under IAS 19; and
- expected return on plan assets recognized in profit or loss is calculated based on the rate used to discount the defined benefit obligation.

1. ACCOUNTING POLICIES *(continued)*

New accounting standards *(continued)*

IAS 27 – Separate Financial Statements
IAS 27 (2011) supersedes IAS 27 (2008). IAS 27 (2011) carries forward the existing accounting and disclosure requirements for separate financial statements, with some minor clarifications.

IAS 28 – Investments in Associates and Joint Ventures
IAS 28 (2011) supersedes IAS 28 (2008) and makes the following amendments:
- IFRS 5 applies to an investment, or a portion of an investment, in an associate or a joint venture that meets the criteria to be classified as held-for-sale; and
- on cessation of significant influence or joint control, even if an investment in an associate becomes an investment in a joint venture or vice versa, the entity does not remeasure the retained interest.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine
The interpretation sets out principles for the recognition of production stripping costs in the statement of financial position. It is recognized that some production stripping in surface mining activity will benefit production in future periods and sets out criteria for capitalizing such costs.

IAS 32 – Offsetting Financial Assets and Financial Liabilities
The amended IAS 32 requires disclosure of the actual and potential effects of netting arrangements on the entity's financial positioning – clarifies current offsetting criteria and addresses inconsistencies in their application.

IFRS 9 – Financial Instruments
IFRS 9 deals with classification and measurement of financial assets and will replace the relevant sections of IAS 39.

Classification
The standard requires that financial assets be classified as either measured at:
- amortised cost; or
- fair value.

A financial asset is measured at amortized cost if:
- the objective of the business model is to hold assets in order to collect contractual cash flows; and
- the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding.

All other financial assets are measured at fair value, with fair value changes recognized in profit or loss. The standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables. Classification takes place on initial recognition and subsequent changes are expected to be rare and subject to certain conditions. Embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. IAS 39 continues to apply to derivatives embedded in financial liabilities.

Fair value options
An entity may designate a financial instrument on initial recognition as measured at fair value through profit or loss only if it eliminates or significantly reduces a measurement or recognition inconsistency (accounting mismatch).

Investments in equity instruments
Investments in equity instruments are generally measured at fair value with gains and losses recognized in profit or loss. For an investment in an equity instrument that is not held-for-trading, an entity may on initial recognition elect to present all fair value changes from the investment in other comprehensive income (OCI). No amount recognized in OCI is ever reclassified to profit or loss at a later date. Dividends on such investments are recognized in profit or loss, rather than OCI, in accordance with IAS 18 Revenue unless they clearly represent a recovery of the cost of the investment.

IFRS 9 eliminates the exception in IAS 39 that allows investments in unquoted equity instruments, and related derivatives, for which a fair value cannot be determined reliably, to be measured at cost. These instruments are now measured at fair value although the standard notes that in some limited circumstances cost may be an appropriate estimate of fair value. The guidance in IAS 39 on impairments of financial assets and on hedge accounting continues to apply. However, as a result of the simplified classification requirements, the numerous impairment methods in IAS 39 have been reduced to a single impairment method.

1. ACCOUNTING POLICIES *(continued)*

New accounting standards *(continued)*

IFRS 9 – Financial Instruments *(continued)*

Financial liabilities
Under IFRS 9, the classification and measurement requirements of financial liabilities are the same as per IAS 39, except for the following two aspects:

- fair value changes for financial liabilities (other than financial guarantees and loan commitments) designated at fair value through profit or loss, that are attributable to the changes in the credit risk of the liability, will be presented in OCI. The remaining amount of the fair value change is recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, then the whole fair value change is presented in profit or loss. The determination as to whether such presentation would create or enlarge an accounting mismatch is made on initial recognition and is not subsequently reassessed.
- Under IFRS 9 derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured, are measured at fair value.

IFRS 9 incorporates the guidance in IAS 39 dealing with fair value measurement and accounting for derivatives embedded in a host contract that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives.

BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are entities controlled by the group. Control exists when the group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Changes in the group's interest in a subsidiary which do not lead to loss of control are recorded as a transaction with equity owners in their capacity as equity owners and no profit or loss is recognized. Subsequent changes to an exercise price of an option or forward price forming part of the aforementioned transaction is recognized in profit or loss. When control is lost, the gain or loss is recognized in profit or loss and any remaining interest is recorded at the fair value on the transaction date, which is deemed to be the cost price, and, depending on the nature of the remaining investment, is either recognized as an associate, joint venture or as a financial instrument.

Subsidiaries with a year-end on a date other than June 30 are included in the consolidated financial statements using the most recent financial results with no more than a three-month difference if it is impracticable to prepare financial statements at the group reporting date. Adjustments are made for material transactions and events between the group and subsidiary in the intervening period.

The accounting policies of subsidiaries have been changed, where necessary, to align them with the policies adopted by the group.

Special purpose entities

The group has established a special purpose entity for investment purposes. A special purpose entity is consolidated if, based on evaluation of the substance of its relationship with the group and the special purpose entity's risks and rewards, the group concludes that it controls the special purpose entity. The special purpose entity controlled by the group was established under terms that impose strict limitations on the decision-making powers of the special purpose entity's management and that result in the group receiving the majority of the benefits related to the special purpose entity's operations and net assets, being exposed to the majority of risks incident to the special purpose entity's activities, and retaining the majority of the residual or ownership risks relating to the special purpose entity or its assets.

1. ACCOUNTING POLICIES *(continued)*

BASIS OF CONSOLIDATION *(continued)*

Associates

Associates are those entities in which the group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the group holds between 20% and 50% of the voting power of another entity. Associates are accounted for using the equity method and are initially recognized at cost. The group's investment in associates includes goodwill identified on acquisition and is presented net of any accumulated impairment losses. The consolidated financial statements include the group's share of the total recognized income and expenses and equity movements of associates, after adjustments to align the accounting policies with those of the group, from the date that significant influence commences until the date that significant influence ceases.

When the group's share of losses exceeds its interest in an associate, the group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred legal or constructive obligations or made payments on behalf of an associate.

Joint ventures

Jointly controlled entities are those entities for which the group has joint control over their activities. They are established by contractual agreement and require unanimous consent for strategic financial and operating decisions. The consolidated financial statements include the group's proportionate share of the entities' assets, liabilities, revenue and expenses, with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

Transactions eliminated on consolidation

Intra-group balances, transactions and any unrealized gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the group's interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Acquisitions from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder which controls the group are accounted for as if the acquisitions had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. For this purpose comparatives are restated. The assets and liabilities acquired are recognized at the carrying amounts recognized previously in the group controlling shareholder's consolidated financial statements. Any excess (shortfall) of the purchase consideration over the net asset value acquired is recognized in equity as a notional distribution to (contribution by) owners.

Allocation of losses to non-controlling interests

In the absence of an agreement with non-controlling interest shareholders' applicable losses in subsidiaries are allocated to non-controlling interest even if doing so causes the non-controlling interest to have a deficit balance.

1. ACCOUNTING POLICIES *(continued)*

FOREIGN CURRENCY

Functional currency

The functional currency is the currency of the primary economic environment in which the entity operates. This is determined by all companies in the group after analyzing all sources and influences of various currencies on their respective financial position and performance, in order to establish the currency with the most dominant influence as its functional currency.

Each entity in the group has determined its own functional currency in accordance with the above process. The functional currency of the company is the South African Rand.

Foreign currency transactions

Transactions in foreign currencies undertaken by group entities are translated at the foreign exchange rates ruling at the dates of these transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies, measured at fair value, are translated at foreign exchange rates ruling at the date that the fair value was determined. Foreign exchange differences arising on translation are recognized in profit or loss.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into South African Rands at the foreign exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to South African Rands at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognized in other comprehensive income and presented within equity in the foreign exchange translation reserve. When a foreign operation is disposed of the relevant amount in the foreign exchange translation reserve is transferred to profit or loss as part of the profit or loss on disposal. On partial disposal of a subsidiary that includes a foreign operation, the relevant portion of such cumulative amount is reattributed to non-controlling interest.

Net investment in foreign operations

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income and presented within equity in the foreign exchange translation reserve in the consolidated financial statements.

1. ACCOUNTING POLICIES *(continued)*

FINANCIAL INSTRUMENTS

Financial instruments recognized in the statement of financial position include investments, available-for-sale financial instruments, trade and other receivables, cash and cash equivalents, long- and short-term interest-bearing borrowings, trade and other payables and bank overdrafts. Financial instruments are initially recognized at fair value and include any directly attributable transaction costs, except those financial instruments measured at fair value through profit or loss. Subsequent to initial recognition, financial instruments are measured as described below.

Financial assets and liabilities are off-set and the net amount presented in the statement of financial position when, and only when, the group or company has the legal right to off-set the amounts, and intends either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or to the extent that the group or company transfers substantially all the risks and rewards of ownership of the financial asset. Financial liabilities are derecognized when the obligation specified in the contract is discharged or cancelled or has expired. Any gain or loss on derecognition is taken to profit or loss.

Loans and receivables

Loans and receivables
Loans and receivables (which include trade and other receivables) are measured at amortized cost, using the effective interest method, less any impairment losses.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, and highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. Subsequent to initial recognition, cash and cash equivalents are measured at amortized cost, which is equivalent to their fair value. Bank overdrafts that are repayable on demand and form an integral part of the group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows. Cash and cash equivalents include restricted cash which are short term in nature. Restricted cash which is long term in nature is classified as non-current and is similar in nature to rehabilitation trust funds. Restricted cash would typically be long term in nature when it is expected not to be able to be utilized for at least 12 months after the reporting date.

Available-for-sale financial assets

The group's investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items, are recognized in other comprehensive income and presented within equity in the revaluation and other reserves. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Other liabilities

Interest-bearing borrowings
Interest-bearing borrowings (including preference share liabilities) are subsequently measured at amortized cost with any difference between the initial amount and the redemption value being recognized in profit or loss over the period of the borrowings on an effective interest basis. If the group revises its estimates of payments, the carrying amount of the liability is adjusted to reflect actual and revised estimated cash flows. The carrying amount is recalculated by computing the current value of estimated future cash flows at the liability's original effective interest rate. The adjustment is recognized as income or expense in profit or loss.

Trade and other payables
Subsequent to initial recognition, trade and other payables are measured at amortized cost, using the effective interest method.

1. ACCOUNTING POLICIES *(continued)*

PROPERTY, PLANT AND EQUIPMENT

Owned assets

The group's property, plant and equipment consist mainly of mining assets which comprise mining property and development (including mineral rights), mine plant facilities, exploration assets and equipment and vehicles.

Development costs, which are capitalized, consist primarily of expenditure that gives access to proved and probable Ore Reserves. Capitalized development costs include expenditure incurred to develop new ore bodies, to define future mineralization in existing ore bodies and to expand the capacity of a mine. Mine development costs to maintain production are expensed as incurred. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred (refer to accounting policy on borrowing costs capitalized). Mine development costs capitalized include acquired proved and probable Ore Reserves at the acquisition date.

Exploration and evaluation costs, including the costs of acquiring licenses, property and qualifying borrowing costs, are capitalized as exploration assets on a project-by-project basis, pending determination of the technical feasibility and commercial viability of the project. The capitalized costs are presented as tangible assets according to the nature of the assets acquired. When a license is relinquished or a project is abandoned, the related costs are recognized in profit or loss immediately. Pre-license costs are recognized in profit or loss as incurred.

Items of property, plant and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing an asset to a working condition for its intended use, as well as the costs of dismantling and removing an asset and restoring the site on which it is located.

Where parts of an item of property, plant and equipment, with costs that are significant in relation to the total cost of the item, have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in profit or loss. When assets are sold which have been revalued on acquisition for consolidation purposes, the amounts included in the revaluation reserve are transferred to retained earnings (refer note 17).

Leased assets

Leases in terms of which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset and liability are measured at amounts equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in the same manner as owned property, plant and equipment.

Subsequent costs

The group recognizes in the carrying amount of an item of property, plant and equipment, the cost of replacing part of an item when that cost is incurred, if it is probable that the future economic benefits embodied within the part will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other costs are recognized in profit or loss as an expense as incurred.

1. ACCOUNTING POLICIES *(continued)*

PROPERTY, PLANT AND EQUIPMENT *(continued)*

Depreciation

Depreciation of mining properties (including mineral rights), mine development and mine plant facilities relating to underground operations are computed using the units-of-production method based on estimated proved and probable Ore Reserves, which are calculated using the group's life-of-mine business plans and a gold price at the end of each financial year. Proved and probable Ore Reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Exploration assets that are available for use are depreciated over their estimated useful lives. Changes in management's estimates of the quantities of the economically recoverable reserves impact depreciation on a prospective basis. The prevailing market price of gold at the end of the financial year was R306,081, R328,155 and R408,381 per kilogram for the fiscal years ended June 30, 2010, 2011 and 2012, respectively.

Other assets are depreciated using the straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their estimated useful lives, unless it is reasonably certain that the group will obtain ownership by the end of the lease term. Land is not depreciated.

The current estimated useful lives for the current and comparative periods are:

- mining properties – life of mine for each operation, currently between 3 (2011: 7 and 2010: 5) and 11 (2011: 30 and 2010: 27) years;
- mine development – life of mine for each operation, currently between 3 (2011: 7 and 2010: 5) and 11 (2011: 30 and 2010: 27) years;
- mine plant facilities – life of mine for each operation, currently between 3 (2011: 7 and 2010: 5) and 11 (2011: 30 and 2010: 27) years; and
- equipment and vehicles – 3 to 5 years.

The residual values, estimated useful lives and depreciation methods are reassessed annually and adjusted if appropriate.

INTANGIBLE ASSETS

Acquisitions and goodwill arising thereon

The group measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. In the case of a bargain purchase, the resulting gain is recognized in profit or loss on the acquisition date. Goodwill relating to equity-accounted investments is included within the carrying value of the investment and tested for impairment when indicators exist.

When the company already has control, acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognized as a result of such transactions.

Goodwill relating to subsidiaries is tested annually for impairment and measured at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purposes of impairment testing.

IMPAIRMENT

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence (e.g. delinquency of a debtor and indications that a debtor will enter bankruptcy) that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate, that is, the effective interest rate computed at initial recognition of these financial assets.

1. ACCOUNTING POLICIES *(continued)*

IMPAIRMENT *(continued)*

Available-for-sale financial assets

An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. When a decline in the fair value of an available-for-sale financial asset has been recognized directly in other comprehensive income, and there is objective evidence (e.g. significant or prolonged decline in the fair value below the cost of the investment) that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Financial assets that are individually significant are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

Non-financial assets

The carrying amounts of the group's assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash costs of production, all based on life of mine business plans. The term "recoverable minerals" means proved and probable Ore Reserves which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R306,081, R328,155 and R408,381 per kilogram for the fiscal years ended June 30, 2010, 2011 and 2012, respectively. For purposes of impairment testing, assets are grouped together into the smallest group of assets which generates cash flows from continuing use that is largely independent of the cash inflows of other assets or groups of assets ('cash-generating units').

An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated to the carrying amounts of the assets in the unit (group of units) on a *pro rata* basis. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Exploration assets

Exploration assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration assets are allocated to cash-generating units consistent with the determination of reportable segments. The technical feasibility and commercial viability of extracting a Mineral Resource is considered to be determinable when proved and probable Ore Reserves are determined to exist. Upon determination of Ore Reserves, exploration assets attributable to those Reserves are first tested for impairment and then reclassified from exploration assets to a separate category within tangible assets. Expenditure deemed to be unsuccessful is recognized in profit or loss immediately.

INVENTORIES

Gold in process is stated at the lower of cost and net realizable value. Costs are assigned to gold in process on a weighted average cost basis. Costs comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction and processing as they are reliably measurable at that point. Selling, refining and general administration costs are excluded from inventory valuation.

1. ACCOUNTING POLICIES *(continued)*

INVENTORIES *(continued)*

Consumable stores are stated at the lower of cost and net realizable value. Cost of consumables is based on the weighted average cost principle and includes expenditure incurred in acquiring inventories and bringing them to their existing location and condition.

Bullion is stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

TAXATION

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to a business combination, or to items recognized directly in equity or other comprehensive income.

Current taxation

Current taxation is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred taxation

Deferred taxation is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognized for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, if these relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities; if the company intends to settle current tax liabilities and assets on a net basis; or if their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends, such as secondary tax on companies (STC), are recognized at the same time as the liability to pay the related dividend is recognized. STC has been replaced by dividends tax with effect from April 1, 2012. Dividends tax transfers the liability for taxes on the distribution of dividends on the beneficial owner of the shares. The company or authorized intermediary is required to withhold the tax and pay it over to the South African Receiver of Revenue.

SHARE CAPITAL

Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effect.

Preference share capital

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the company's option, and any dividends are discretionary. Dividends on preference share capital classified as equity are recognized as distributions within equity. Preference share capital is classified as a liability if it is redeemable on a specified date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

Dividends

Dividends are recognized as a liability in the period in which they are declared.

1. ACCOUNTING POLICIES (*continued*)

EMPLOYEE BENEFITS

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through monthly contributions to these defined contribution plans. Obligations for contributions are recognized as an employee benefit expense in profit or loss as incurred.

Long-service benefits

The group makes long-service bonus payments (long-service awards) for certain eligible employees, under the Chamber of Mines of South Africa Long Service Award Scheme. The amount of the award is based on both the employee's skill level and years of service with gold mining companies that qualify for the scheme. The obligation is accrued over the service life of the employees and is calculated using a projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

Share-based payment transactions

The group grants share options to certain employees under an employee share plan to acquire shares of the company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest, except where forfeiture is only due to market conditions such as share prices not achieving the threshold for vesting.

Post-retirement medical benefits

Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees and the remaining life expectancies of retirees. The group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis and discounted using the projected unit credit method. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the group's obligations and that are denominated in the same currency in which the benefits are expected to be paid. Periodic valuation (currently every three years) of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. The fair value of any plan assets is deducted. Actuarial gains and losses are recognized immediately in profit or loss. When the calculation results in a benefit to the group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

Termination benefits

Termination benefits are recognized as an expense when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the group has made an offer for voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

PROVISIONS

A provision is recognized in the statement of financial position when the group has present legal or constructive obligations resulting from past events that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

1. ACCOUNTING POLICIES *(continued)*

PROVISIONS *(continued)*

Decommissioning liabilities

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly, an asset is recognized and included within mining properties. Decommissioning liabilities are measured at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in profit or loss. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalized or reversed against the relevant asset. Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration liabilities

The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are recognized in profit or loss as a cost of production. Gross restoration liabilities are estimated at the present value of the expenditures expected to settle the obligation.

Rehabilitation trust funds

Annual contributions are made to dedicated rehabilitation trust funds to cover the estimated cost of rehabilitation during and at the end of the life of the relevant mine. These contributions are recognized as a right to receive reimbursement from the fund and measured at the lower of the amount of the decommissioning obligation recognized and the fair value of the fund assets. Changes in the carrying value of the fund assets, other than contributions to and payments from the fund, are recognized in profit or loss.

REVENUE RECOGNITION

Gold bullion and by-products

Revenue from the sale of gold bullion and by-products is measured at the fair value of the consideration received or receivable. Revenue is recognized in profit or loss when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

Government grants

Government grants are not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to them and the grant will be received. Grants that compensate the group for expenses incurred are recognized in profit or loss as a deduction against the related expense.

Finance income

Finance income includes dividends received, interest received, growth in the environmental rehabilitation trust funds, net gains on financial instruments measured at amortized cost, net foreign exchange gains, and other profits and losses arising on disposal of investments.

Dividends are recognized when the group's right to receive payment is established. Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

EXPENSES

Operating lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

1. ACCOUNTING POLICIES *(continued)*

EXPENSES *(continued)*

Finance expenses

Finance expenses comprise interest payable on borrowings calculated using the effective interest method, unwinding of the discount of the provision for environmental rehabilitation, net foreign exchange losses, net losses on financial instruments measured at amortized cost, and interest on finance leases.

Borrowing costs capitalized

Interest on borrowings relating to the financing of qualifying major capital projects under construction is capitalized during the construction phase as part of the cost of the project. Such borrowing costs are capitalized over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalization ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

SEGMENT REPORTING

Operating segments are identified on the basis of internal reports that the group's Chief Operating Decision Maker (CODM) reviews regularly in allocating resources to segments and in assessing their performance. The CODM for the group has been identified as the group's Executive Committee. Reportable segments are identified based on quantitative thresholds of revenue, profit or loss, and assets. The amounts disclosed for each reportable segment are the measures reported to the CODM, which are not necessarily based on the same accounting policies as the amounts recognized in the financial statements. Aggregation of operating segments is implemented where disclosure of information enables users of the group's financial statements to evaluate the nature and effects of the business activities in which it engages and the economic environment in which it operates, where the operating segments have characteristics so similar that they can be expected to have essentially the same future prospects and where they are similar in the following respects:
- the nature of products and services;
- the nature of the production process;
- the type or class of customer for their products and services;
- the methods used to distribute their products or provide their services; and
- if applicable, the nature of the regulatory environment.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

A held-for-sale asset is classified as such if it is a non-current asset, or disposal group comprising assets and liabilities, that is expected to be recovered primarily through sale rather than through continuing use. Immediately before classification as held-for-sale, the assets (or components of a disposal group) are remeasured in accordance with the group's accounting policies. Thereafter, the non-current assets or disposal groups are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale are included in profit or loss. The same applies to gains and losses on subsequent measurement. Gains are not recognized in excess of any cumulative impairment loss.

A discontinued operation in the group is a component of the group's business that represents a separate major line of business, a geographical area of operations which has been disposed of or is held-for-sale, or a subsidiary acquired exclusively for resale. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is restated as if the operation had been discontinued from the start of the comparative period.

EARNINGS OR LOSS PER SHARE

The group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings or loss per share is calculated based on the net profit or loss after taxation for the year attributable to ordinary shareholders of the company, divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings or loss per share is presented when the inclusion of ordinary shares that may be issued in the future, which comprise share options granted to employees, has a dilutive effect on earnings or loss per share.

2. OPERATING SEGMENTS

During the year ended June 30, 2012, the group combined the Crown Gold Recoveries Proprietary Limited (Crown) and ErgoGold segments into one segment called Ergo and the comparatives have been restated to this effect. The change was brought about by linking the respective operations by the Crown/Ergo pipeline which was successfully completed during the year ended June 30, 2012. During the year ended June 30, 2012, the group had two reportable segments, as described below, which were the group's strategic divisions. The strategic divisions reflect different operational locations reported on separately to the executive committee (CODM). The group's revenue stream consists of the sale of gold bullion.

The following summary describes the operations in each of the group's reportable operating segments:

- **Blyvoor:** incorporates the Doornfontein mine, situated on the north-western edge of the Witwatersrand basin. The mine has underground and surface operations. Blyvoor was disposed of during the year ended June 30, 2012 and the segment therefore reflect the results of Blyvoor until the effective date of June 1, 2012 (refer to note 12).
- **Ergo:** is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg's central business district as well as the east and central Rand goldfields. The operation consists of four plants: Brakpan, Crown (now decommissioned), City and Knights. Included in the Ergo segment is the East Rand Proprietary Mines Limited (ERPM) surface operation comprising the Cason retreatment operation. Ergo is evaluating the viability of processing surface uranium-and sulphur-bearing tailings on the east and central Rand goldfields of South Africa.

2. OPERATING SEGMENTS *(continued)*

2012

	Blyvoor(1) R'000	Ergo(2) R'000	Corporate head office and all other (3) R'000	Total R'000
Financial performance				
Segmental revenue	1,240,073	1,764,191	-	3,004,264
Cash operating costs	(1,052,197)	(1,151,400)	-	(2,203,597)
Movement in gold in process	5,283	9,427	-	14,710
Operating profit	193,159	622,218	-	815,377
Interest and other investment income	732	777	16,958	18,467
Interest expense	(817)	(18)	(6,838)	(7,673)
Retrenchment costs	(43,747)	-	-	(43,747)
Administration expenses and general costs	(10,918)	(40,172)	(70,447)	(121,537)
Taxation charge (4)	-	(172)	(16,855)	(17,027)
Working profit/(loss) before capital expenditure	138,409	582,633	(77,182)	643,860
Capital expenditure (5)	(82,938)	(231,260)	(34,374)	(348,572)
Working profit/(loss) after capital expenditure	55,471	351,373	(111,556)	295,288

(1) Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated where appropriate.
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM's Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
(4) The taxation charge excludes deferred tax.
(5) Includes adjustments to the provision for environmental rehabilitation resulting from changes in estimates.

2. OPERATING SEGMENTS *(continued)*

2012				Blyvoor(1)	Ergo(2)	Corporate head office and all other (3)	Total
Operating results (4)							
Ore milled	-	underground	t'000	569	-	-	569
	-	surface	t'000	2,725	21,603	-	24,328
	-	total	t'000	3,294	21,603	-	24,897
Average yield	-	underground	g/t	3.99	-	-	3.99
	-	surface	g/t	0.27	0.20	-	0.20
	-	total	g/t	0.91	0.20	-	0.29
Gold dispatched	-	underground	kg	2,272	-	-	2,272
	-	surface	kg	734	4,221	-	4,955
	-	total	kg	3,006	4,221	-	7,227
	-	underground	oz	73,048	-	-	73,048
	-	surface	oz	23,597	135,708	-	159,305
	-	total	oz	96,645	135,708	-	232,353
Cash operating costs	-	underground	R/kg	416,540	-	-	416,540
	-	surface	R/kg	144,166	272,778	-	253,727
	-	total	R/kg	350,032	272,778	-	304,912
	-	underground	$/oz	1,671	-	-	1,671
	-	surface	$/oz	578	1,096	-	1,018
	-	total	$/oz	1,404	1,096	-	1,223
Gold price received	-	revenue	R/kg	412,533	417,956	-	415,700
	-	revenue	$/oz	1,677	1,682	-	1,679

	R'000	R'000	R'000	R'000
Reconciliation of assets				
Reportable segment assets	-	1,569,148	72,409	1,641,557
Other assets	-	296,696	554,036	850,732
Total assets	-	1,865,844	626,445	2,492,289
Reconciliation of liabilities				
Reportable segment liabilities	-	592,966	175,534	768,500
Taxation and deferred taxation	-	85,206	4,662	89,868
Total liabilities	-	678,172	180,196	858,368

(1) Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated where appropriate.
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM's Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
(4) Unaudited

2. OPERATING SEGMENTS *(continued)*

2012

	Blyvoor(1) R'000	Ergo(2) R'000	Corporate head office and all other (3) R'000	Total R'000
Other material information				
Depreciation	(1,661)	(117,457)	(1,732)	(120,850)
Impairment of assets	-	-	(1,100)	(1,100)
Reconciliation of revenues				
Total revenues for reportable segments	1,240,073	1,764,191	-	3,004,264
Statement of cash flows				
Cash flows from operating activities	137,068	558,706	(74,604)	621,170
Cash flows from investing activities	(82,938)	(236,145)	(94,198)	(413,281)
Cash flows from financing activities	-	-	(168,553)	(168,553)
Reconciliation of profit/(loss)				
Segment working profit/(loss) before capital expenditure	138,409	582,633	(77,182)	643,860
- Depreciation	(1,661)	(117,457)	(1,732)	(120,850)
- Movement in provision for environmental rehabilitation	301	(48,292)	(11,194)	(59,185)
- Impairments	-	-	(1,100)	(1,100)
- Net gain on disposal of available-for-sale financial assets reclassified from equity	6,656	-	-	6,656
- Growth in environmental rehabilitation trust funds	1,606	3,138	3,573	8,317
- Net loss on financial liabilities measured at amortized cost	-	-	(6,372)	(6,372)
- Unwinding of provision for environmental rehabilitation	(1,211)	(5,153)	(928)	(7,292)
- Unwinding of discount on financial liabilities measured at amortized cost	-	-	(659)	(659)
- Borrowing costs capitalized	-	1,696	2,594	4,290
- Loss on disposal of property, plant and equipment	-	-	(9,556)	(9,556)
- Actuarial loss on post-retirement and other employee benefits	-	(67)	-	(67)
- Loss on disposal of subsidiary	(10,532)	-	-	(10,532)
- Ongoing rehabilitation expenditure	(990)	(39,445)	(7,850)	(48,285)
- Net other operating (costs)/income	(8,583)	(23,931)	1,229	(31,285)
- Deferred tax	-	9,083	(66)	9,017
Profit/(loss) for the year	123,995	362,205	(109,243)	376,957

(1) Byvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated where appropriate.
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM's Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.

2. OPERATING SEGMENTS *(continued)*

2012

	Revenues R'000	Non-current assets(1) R'000
Geographical Information		
South Africa	**3,004,264**	**1,614,573**
Zimbabwe	**-**	**26,984**
Total	**3,004,264**	**1,641,557**

(1)   Non-current assets consist of property, plant and equipments.

Information about major customers

The group has only one major customer regarding the sale of gold ore in each geographical area due to regulatory authority.

2. OPERATING SEGMENTS *(continued)*

2011

	Blyvoor(1) R'000	Ergo(2) R'000	Corporate head office and all other (3) R'000	Total R'000
Financial performance				
Segmental revenue	1,185,860	1,379,459	-	2,565,319
Cash operating costs	(1,091,941)	(980,746)	-	(2,072,687)
Movement in gold in process	(23,878)	8,266	-	(15,612)
Operating profit	70,041	406,979	-	477,020
Interest and other investment income	3,103	1,942	14,548	19,593
Interest expense	(842)	(20)	(10,533)	(11,395)
Retrenchment costs	-	-	(839)	(839)
Administration expenses and general costs	(1,781)	(11,394)	(74,911)	(88,086)
Taxation charge (4)	(27)	(222)	(6,010)	(6,259)
Working profit/(loss) before capital expenditure	70,494	397,285	(77,745)	390,034
Capital expenditure(5)	(95,683)	(234,400)	(9,981)	(340,064)
Working (loss)/profit after capital expenditure	(25,189)	162,885	(87,726)	49,970

(1)   Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated where .
(2)   Ergo has been restated to include ErgoGold, Crown as well as ERPM's Cason surface retreatment operations.
(3)   Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
(4)   The taxation charge excludes deferred tax.
(5)   Includes adjustments to the provision for environmental rehabilitation resulting from changes in estimates.

2. OPERATING SEGMENTS *(continued)*

2011			Blyvoor(1)	Ergo(2)	Corporate head office and all other (3)	Total
Operating results (4)						
Ore milled	-	underground	t'000	732	-	-	732
	-	surface	t'000	3,129	20,326	-	23,455
	-	total	t'000	3,861	20,326	-	24,187
Average yield	-	underground	g/t	3.89	-	-	3.89
	-	surface	g/t	0.29	0.22	-	0.23
	-	total	g/t	0.98	0.22	-	0.34
Gold dispatched	-	underground	kg	2,845	-	-	2,845
	-	surface	kg	922	4,481	-	5,403
	-	total	kg	3,767	4,481	-	8,248
	-	underground	oz	91,469	-	-	91,469
	-	surface	oz	29,645	144,065	-	173,710
	-	total	oz	121,114	144,065	-	265,179
Cash operating costs	-	underground	R/kg	342,123	-	-	342,123
	-	surface	R/kg	128,636	218,868	-	203,470
	-	total	R/kg	289,870	218,868	-	251,296
	-	underground	$/oz	1,523	-	-	1,523
	-	surface	$/oz	573	973	-	906
	-	total	$/oz	1,290	973	-	1,119
Gold price received	-	revenue	R/kg	314,802	307,846	-	311,023
	-	revenue	$/oz	1,369	1,375	-	1,372

(1) Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated.
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM's Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
(4) Unaudited

2. OPERATING SEGMENTS *(continued)*

2011	Blyvoor(1) R'000	Ergo(2) R'000	Corporate head office and all other (3) R'000	Total R'000
Reconciliation of assets				
Reportable segment assets	34,175	1,457,285	58,642	1,550,102
Other assets	139,967	264,730	333,862	738,559
Total assets	174,142	1,722,015	392,504	2,288,661
Reconciliation of liabilities				
Reportable segment liabilities	174,115	529,320	243,299	946,734
Taxation and deferred taxation	27	122,521	213	122,761
Total liabilities	174,142	651,841	243,512	1,069,495
Other material information				
Depreciation	(32,638)	(98,164)	(117)	(130,919)
Impairment of assets	(546,566)	-	(1,090)	(547,656)
Reconciliation of revenues				
Total revenues for reportable segments	1,185,860	1,379,459	-	2,565,319
Statement of cash flows				
Cash flows from operating activities	89,400	329,601	(94,988)	324,013
Cash flows from investing activities	(94,323)	(230,896)	(9,946)	(335,165)
Cash flows from financing activities	-	-	81,346	81,346
Reconciliation of profit/(loss)				
Segment working profit/(loss) before capital expenditure	70,494	397,285	(77,745)	390,034
- Depreciation	(32,638)	(98,164)	(117)	(130,919)
- Movement in provision for environmental rehabilitation	(5,649)	(36,352)	(10,566)	(52,567)
- Impairments	(546,566)	-	(1,090)	(547,656)
- Net gain/(loss) on financial liabilities measured at amortized cost	30,856	-	(6,048)	24,808
- Growth in environmental rehabilitation trust funds	1,769	3,096	3,526	8,391
- Profit/(loss) on disposal of property, plant and equipment	43	(80)	3,292	3,255
- Unwinding of provision for environmental rehabilitation	(1,049)	(7,303)	(1,053)	(9,405)
- Unwinding of discount on financial liabilities measured at amortized cost	(3,550)	-	(4,117)	(7,667)
- Borrowing costs capitalized	-	1,011	5,409	6,420
- Ongoing rehabilitation expenditure	(1,453)	(32,311)	(9,214)	(42,978)
- Actuarial gain on post-retirement and other employee benefits	-	5,651	-	5,651
- Net other operating costs	(8,602)	(1,193)	(27,057)	(36,852)
- Deferred tax	(2,532)	34,830	(58,191)	(25,893)
(Loss)/profit for the year	(498,877)	266,470	(182,971)	(415,378)

(1) Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated.
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM's Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.

2. OPERATING SEGMENTS *(continued)*

2011

	Revenues R'000	Non-current assets (1) R'000
Geographical Information		
South Africa	**2,565,319**	**1,534,428**
Zimbabwe	**-**	**15,674**
Total	**2,565,319**	**1,550,102**

    (1)   Non-current assets consist of property, plant and equipment.

Information about major customers

The group has only one major customer regarding the sale of gold ore in each geographical area due to regulatory authority.

2. OPERATING SEGMENTS *(continued)*

2010	Blyvoor(1) R'000	Ergo(2) R'000	Corporate head office and all other (3) R'000	Total R'000
Financial performance				
Segmental revenue	861,409	1,129,113	-	1,990,522
Cash operating costs	(878,888)	(869,918)	-	(1,748,806)
Movement in gold in process	33,766	(3,825)	-	29,941
Operating profit	16,287	255,370	-	271,657
Interest and other investment income	412	1,715	15,802	17,929
Interest expense	(1,064)	(68)	(3,730)	(4,862)
Retrenchment costs	(10,925)	-	(9,202)	(20,127)
Administration expenses and general costs	12,007	(8,305)	(60,728)	(57,026)
Taxation charge (4)	-	(7,509)	(2,799)	(10,308)
Working profit/(loss) before capital expenditure	16,717	241,203	(60,657)	197,263
Capital expenditure(5)	(79,552)	(114,533)	(6,320)	(200,405)
Working (loss)/profit after capital expenditure	(62,835)	126,670	(66,977)	(3,142)

(1) Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated where appropriate.
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM's Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
(4) The taxation charge excludes deferred tax.
(5) Includes adjustments to the provision for environmental rehabilitation resulting from changes in estimates.

2. OPERATING SEGMENTS *(continued)*

2010

Operating results (4)				Blyvoor(1)	Ergo(2)	Corporate head office and all other (3)	Total
Ore milled	-	underground	t'000	633	-	-	633
	-	surface	t'000	2,968	18,989	-	21,957
	-	total	t'000	3,601	18,989	-	22,590
Average yield	-	underground	g/t	3.79	-	-	3.79
	-	surface	g/t	0.31	0.22	-	0.23
	-	total	g/t	0.92	0.22	-	0.33
Gold dispatched	-	underground	kg	2,402	-	-	2,402
	-	surface	kg	909	4,191	-	5,100
	-	total	kg	3,311	4,191	-	7,502
	-	underground	oz	77,226	-	-	77,226
	-	surface	oz	29,226	134,742	-	163,968
	-	total	oz	106,452	134,742	-	241,194
Cash operating costs	-	underground	R/kg	324,736	-	-	324,736
	-	surface	R/kg	108,771	207,568	-	189,959
	-	total	R/kg	265,445	207,568	-	233,112
	-	underground	$/oz	1,327	-	-	1,327
	-	surface	$/oz	444	848	-	776
	-	total	$/oz	1,085	848	-	953
Gold price received	-	revenue	R/kg	260,166	269,414	-	265,332
	-	revenue	$/oz	1,093	1,092	-	1,092

(1) Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated where appropriate.
(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM's Cason surface retreatment operations.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.
(4) Unaudited

2. OPERATING SEGMENTS *(continued)*

2010	Blyvoor(1) R'000	Ergo(2) R'000	Corporate head office and all other (3) R'000	Total R'000
Reconciliation of assets				
Reportable segment assets	510,883	1,315,426	31,337	1,857,646
Other assets	120,838	232,904	368,904	722,646
Total assets	631,721	1,548,330	400,241	2,580,292
Reconciliation of liabilities				
Reportable segment liabilities	144,160	484,423	133,195	761,778
Taxation and deferred taxation	-	168,138	414	168,552
Total liabilities	144,160	652,561	133,609	930,330
Other material information				
Depreciation	(32,616)	(156,423)	(1,730)	(190,769)
Reversal of impairment/(impairment) of assets	-	12,514	(18,738)	(6,224)
Reconciliation of revenues				
Total revenues for reportable segments	861,409	1,129,113	-	1,990,522
Statement of cash flows				
Cash flows from operating activities	(24,585)	177,485	(99,288)	53,612
Cash flows from investing activities	(79,553)	(122,914)	(23,914)	(226,381)
Cash flows from financing activities	-	(4,202)	11,985	7,783
Reconciliation of profit/(loss)				
Segment working profit/(loss) before capital expenditure	16,717	241,203	(60,657)	197,263
- Depreciation	(32,616)	(156,423)	(1,730)	(190,769)
- Movement in provision for environmental rehabilitation	(1,246)	16,416	72,864	88,034
- Reversal of impairment/(impairment)	-	12,514	(18,738)	(6,224)
- Net gain/(loss) on financial liabilities measured at amortized cost	33,887	-	(19,244)	14,643
- Growth in environmental rehabilitation trust funds	2,011	3,384	4,057	9,452
- Profit on disposal of subsidiaries	-	-	156,749	156,749
- Profit on disposal of joint venture	-	-	1,500	1,500
- Unrealized foreign exchange loss	-	-	(5)	(5)
- Unwinding of provision for environmental rehabilitation	(1,139)	(7,623)	(2,035)	(10,797)
- Unwinding of discount on financial liabilities measured at amortized cost	(7,039)	-	(1,429)	(8,468)
- Ongoing rehabilitation expenditure	(1,942)	(26,196)	(6,713)	(34,851)
- Actuarial gain on post-retirement and other employee benefits	-	35,290	-	35,290
- Net other operating costs	(7,350)	(13,878)	(29,271)	(50,499)
- Deferred tax	14,934	(19,096)	6,207	2,045
Profit/(loss) for the year	16,217	85,591	101,555	203,363

(1) Blyvoor has been reclassified as a discontinued operation during fiscal 2012 and comparatives have been restated where appropriate.

(2) Ergo has been restated to include ErgoGold, Crown as well as ERPM's Cason surface retreatment operations.

(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.

2. OPERATING SEGMENTS *(continued)*

2010	Revenues R'000	Non- current assets (1) R'000
Geographical Information		
South Africa	1,990,522	1,858,005
Zimbabwe	-	5,220
Total	1,990,522	1,863,225

(1)   Non-current assets consist of property, plant and equipment.

Information about major customers

The group has only one major customer regarding the sale of gold ore in each geographical area due to regulatory authority.

.

	2012	2011	2010
	R'000	**R'000**	**R'000**
3. REVENUE			
Revenue consists of the following principal categories:			
Gold revenue	**2,982,290**	2,541,226	1,976,778
By-product revenue	**21,974**	24,093	13,744
Total revenue	**3,004,264**	2,565,319	1,990,522
4. RESULTS FROM OPERATING ACTIVITIES			
include the following:			
Auditors' remuneration	**(10,019)**	(10,065)	(9,859)
Audit fees – current year	**(9,889)**	(8,950)	(9,581)
Under provision – prior year	**(130)**	(1,115)	(278)
Management, technical, administrative and secretarial service fees	**(14,187)**	(3,671)	(8,283)
Staff costs			
Included in staff costs are:	**(826,017)**	(763,826)	(633,301)
Salaries and wages	**(724,049)**	(714,832)	(603,210)
Share-based payments	**(4,133)**	(3,519)	(4,115)
Retrenchment costs	**(43,747)**	(839)	(20,127)
Post-retirement and other employee benefit contributions	**(54,088)**	(44,636)	(5,849)
(Loss)/profit on disposal of property, plant and equipment	**(9,556)**	3,255	13,722
Impairments	**(1,100)**	(547,656)	(6,224)
Property, plant and equipment	**-**	(546,566)	12,514
Rehabilitation trust fund	**(1,100)**	(1,090)	(18,738)

During the year ended June 30, 2012, the group recorded an impairment of R1.1 million (2011: R1.1 million) against the West Witwatersrand Gold Mines Proprietary Limited's rehabilitation trust fund due to the disposal of the relating mining rights over the West Wits mining lease area.

During the year ended June 30, 2011, the group recorded an impairment of R546.6 million against Blyvoor's property, plant and equipment (recoverable amount determined based on value in use) due to the uncertainties pertaining to Blyvoor's distressed financial position as at June 30, 2011. Blyvoor represents one cash generating unit. A discount rate of 14.4%, together with further risk adjustments to future cash flows were used in determining the impairment. Management also took into consideration as part of their reasonableness assessment, a sensitivity analysis and the fact that Blyvoor was under business rescue proceedings, with the business rescue plan not being approved as at June 30, 2011. Further considerations included the fact that the group's market capitalization in comparison to the group's net asset value as at June 30, 2011.

During the year ended June 30, 2010, the group reversed an impairment of R12.5 million against Crown's property, plant and equipment. The reversal of impairment was due to the recoverable amount (value in use) of these assets being higher than their carrying amount due to the extension of the Knights life-of-mine plan. The group recorded an impairment of R18.7 million against the West Witwatersrand Gold Mine Proprietary Limited's rehabilitation trust fund due to the transfer of the related mining rights over the West Wits mining lease area.

	2012	2011	2010
	R'000	R'000	R'000
4. RESULTS FROM OPERATING ACTIVITIES			
include the following: *(continued)*			
Operating leases	**(1,939)**	(1,456)	(1,243)
Mining royalties	**(4,739)**	(4,365)	(1,240)
5. DIRECTORS' AND PRESCRIBED OFFICERS' EMOLUMENTS			
Executive directors			
Services rendered as directors of the company			
Salaries	**(7,583)**	(7,080)	(6,636)
Bonuses	**(5,744)**	(5,314)	(4,102)
Non-executive directors			
Services rendered as directors of the company			
Directors fees and bonuses	**(3,310)**	(3,186)	(3,023)
	(16,637)	(15,580)	(13,761)
Prescribed officers			
Salaries	**(5,902)**	(3,682)	(3,296)
Bonuses	**(3,494)**	(1,867)	(1,741)
Pension/provident fund contributions	**(250)**	(224)	(188)
Included in administration and general costs	**(26,283)**	(21,353)	(18,986)
6. FINANCE INCOME			
Dividends received	**38**	6,013	-
Interest received	**18,059**	13,291	17,704
Net gain on financial liabilities measured at amortized cost (refer note 21)	**-**	24,808	14,643
Net gain on disposal of available-for-sale financial asset reclassified from equity	**6,656**	-	-
Profit on disposal of subsidiaries	**-**	-	156,749
Profit on disposal of joint venture	**-**	-	1,500
Growth in environmental rehabilitation trust funds (refer note 11)	**8,317**	8,391	9,452
Other finance income	**370**	289	225
	33,440	52,792	200,273

	2012	2011	2010
	R'000	**R'000**	**R'000**
7. FINANCE EXPENSES			
Interest paid on loans and bank overdrafts	**(6,766)**	(10,459)	(3,687)
Interest paid on overdue accounts	**(241)**	(156)	(848)
Unrealized foreign exchange loss	**-**	-	(5)
Unwinding of provision for environmental rehabilitation (refer note 18)	**(7,292)**	(9,405)	(10,797)
Unwinding of discount on financial liabilities measured at amortized cost	**(659)**	(7,667)	(8,468)
Net loss on financial liabilities measured at amortized cost (refer note 21)	**(6,372)**	-	-
Other finance expenses	**(666)**	(780)	(359)
Borrowing costs capitalized (refer note 10)	**4,290**	6,420	32
	(17,706)	(22,047)	(24,132)
8. INCOME TAX			
Mining tax	**13,079**	(28,940)	471
Non-mining tax	**(16,545)**	1,882	(6,972)
Secondary tax on companies	**(4,544)**	(5,094)	(1,762)
	(8,010)	(32,152)	(8,263)
Comprising:			
South African			
Current tax - current year	**(12,483)**	(1,197)	(8,476)
- prior year	**-**	32	(70)
Deferred tax	**9,017**	(25,893)	2,045
Secondary tax on companies	**(4,544)**	(5,094)	(1,762)
	(8,010)	(32,152)	(8,263)

In South Africa, mining tax on mining income is determined based on a formula which takes into account the profit and revenue from a gold mining company during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate of 28% (2011: 28% and 2010: 28%).

The tax rates applicable to mining and non-mining income of a gold mining company previously depended on whether the company elected to be exempt from Secondary Tax on Companies (STC). STC was a tax on dividends declared, which was payable by the company declaring the dividend of which the STC tax rate was equal to 10% (2011: 10% and 2010: 10%) of the amount of income declared as a dividend. In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply to both mining and non-mining income. With the exception of Crown, all of the South African subsidiaries elected not to be exempt from STC. On April 1, 2012, STC was replaced by a dividend tax of 15%, which is levied on the beneficial owner of the share. As a result of the new dividends tax there is now a single mining and non-mining tax rate for gold mining companies for the year ended June 30, 2012.

In 2012, the tax rates for taxable, mining and non-mining income for companies were 34% and 28% respectively. In 2011 and 2010, the tax rates for taxable mining and non-mining income for companies that elected the STC exemption were 43% and 35% respectively (no STC exemption: 34% and 28% respectively).

The formula for determining the South African gold mining tax rate for fiscal 2012 is:
$$Y = 34 - 170/X$$
The formulae for determining the South African gold mining tax rates for both fiscal 2011 and 2010 are:
$$Y = 43 - 215/X \text{ (elect not to pay STC)}$$
$$Y = 34 - 170/X \text{ (elect to pay STC)}$$
Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.

8. INCOME TAX *(continued)*

For deferred tax purposes the group applies the expected average effective tax rate. The average effective tax rates for the respective operations are based on the group's current estimate when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. If a one percentage point increase in the average effective tax rate is applied it would decrease the movement in profit or loss by R3.4 million to R5.6 million credit (refer to note 20).

Each company is taxed as a separate entity and no tax set-off is allowed between the companies.

	2012 R'000	2011 R'000	2010 R'000
Estimated unredeemed capital expenditure at year-end (available for deduction against future mining income)	1,693,444	2,183,572	2,171,299
Estimated gross capital losses (available to reduce future capital gains)	1,399,339	1,081,785	1,081,785
Estimated assessed tax losses at year-end (available to reduce future taxable income)	128,350	203,078	304,011
Estimated tax losses and unredeemed capital expenditure carried forward	3,221,133	3,468,435	3,557,095
Tax reconciliation			
Major items causing the group's income tax provision to differ from the statutory rate were:			
Taxation on net (profit)/loss before taxation at the South African corporate tax rate of 28%	(110,740)	107,303	(59,256)
Rate adjustment to reflect the actual realized company tax rates	34,273	19,018	2,854
Deferred tax rate adjustment	15,940	3,083	-
Non-deductable expenditure	(7,339)	(1,746)	(6,344)
Exempt income	8,034	9,095	27,502
Additional tax benefit/(charge) relating to the prior year (a)	25,367	3,658	(70)
Tax incentives	439	410	2,410
Secondary tax on companies	(4,544)	(5,094)	(1,762)
Temporary differences including tax losses recognized for which deferred tax assets were previously unrecognized (b)	28,343	525	26,507
Current year losses for which no deferred tax asset was recognized (c)	(2,702)	(166,642)	-
Other	4,919	(1,762)	(104)
Taxation charge	**(8,010)**	**(32,152)**	**(8,263)**

(a) Included in the group's additional tax benefit relating to the prior year for the year ended June 30, 2012, is R25.4 million relating to net foreign exchange losses of the company.

(b) Included in the group's temporary differences including tax losses recognized for which deferred tax assets were previously unrecognized for the year ended June 30, 2012, are the assessed losses and unredeemed capital expenditure for Ergo Mining Proprietary Limited which were previously not raised amounting to R26.9 million. For the year ended June 30, 2009, R35.9 million was included which related to net foreign exchange losses on disposal of the foreign subsidiaries.

(c) The group's current year losses for which no deferred tax was recognized for the year ended June 30, 2011, relates to the impairment of Blyvoor (refer note 4).

	2012 R'000	2011 R'000	2010 R'000
9. EARNINGS PER SHARE			
Basic			
The calculation of earnings per ordinary share is based on the following:			
Basic earnings/(loss) attributable to equity owners of the parent	308,675	(287,915)	207,815
Basic earnings from continuing operations attributable to equity owners of the parent	217,301	67,070	186,553
Weighted average number of ordinary shares in issue adjusted for treasury shares	384,169,915	384,884,379	380,407,239
Diluted			
Basic earnings/(loss) attributable to equity owners of the parent	308,675	(287,915)	207,815
Dilutive effect on earnings	-	-	-
Diluted basic earnings/(loss)	308,675	(287,915)	207,815
Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares			
Weighted average number of ordinary shares in issue	384,169,915	384,884,379	380,407,239
Dilutive number of staff options	589,693	-	221
Diluted weighted average number of ordinary shares	384,759,608	384,884,379	380,407,460
Basic earnings/(loss) per ordinary share (cents)	80	(75)	55
Diluted earnings/(loss) per ordinary share (cents)	80	(75)	55
Basic earnings from continuing operations per ordinary share (cents)	57	17	49
Diluted earnings from continuing operations per ordinary share (cents)	56	17	49

At June 30, 2012, 17.0 million options (2011: 21.6 million and 2010: 19.5 million) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

10. PROPERTY, PLANT AND EQUIPMENT

	2012 R'000	2011 R'000
Total		
Cost	**2,212,866**	3,558,578
Opening balance	**3,558,578**	3,202,095
Additions	**348,572**	340,064
Borrowing costs capitalized	**4,290**	6,420
Disposals	**(30,465)**	(4,766)
Disposed through the disposal of subsidiary	**(1,665,341)**	-
Transfer from non-current assets held-for-sale	**-**	15,000
Foreign exchange movement	**(2,768)**	(235)
Accumulated depreciation and impairment	**(571,309)**	(2,008,476)
Opening balance	**(2,008,476)**	(1,334,350)
Depreciation	**(120,850)**	(130,919)
Impairment (refer note 4)	**-**	(546,566)
Disposals	**-**	3,359
Disposed through disposal of subsidiary	**1,558,017**	-
Carrying value	**1,641,557**	1,550,102

F-42

	2012 R'000	2011 R'000
10. PROPERTY, PLANT AND EQUIPMENT *(continued)*		
Mining property and development		
Cost	**1,264,163**	2,437,380
Opening balance	**2,437,380**	2,295,407
Additions (b)	**158,036**	131,311
Disposals	**(30,465)**	(4,338)
Disposed through disposal of subsidiary	**(1,300,788)**	-
Transfer from non-current assets held-for-sale	**-**	15,000
Accumulated depreciation and impairment	**(333,858)**	(1,457,045)
Opening balance	**(1,457,045)**	(876,765)
Depreciation	**(85,026)**	(110,330)
Impairment	**-**	(472,972)
Disposals	**-**	3,022
Disposed through disposal of subsidiary	**1,208,213**	-
Carrying value	**930,305**	980,335
Mine plant facilities		
Cost	**743,444**	917,564
Opening balance	**917,564**	734,422
Additions	**170,861**	176,875
Borrowing costs capitalized	**4,290**	6,420
Disposals	**-**	(153)
Disposed through disposal of subsidiary	**(349,271)**	-
Accumulated depreciation and impairment	**(224,459)**	(530,291)
Opening balance	**(530,291)**	(439,227)
Depreciation	**(33,300)**	(17,569)
Impairment	**-**	(73,594)
Disposals	**-**	99
Disposed through disposal of subsidiary	**339,132**	-
Carrying value	**518,985**	387,273

	2012	2011
	R'000	R'000

10. PROPERTY, PLANT AND EQUIPMENT *(continued)*

Equipment and vehicles

Cost	**17,319**	30,622
Opening balance	**30,622**	27,131
Additions	**1,979**	3,766
Disposals	**-**	(275)
Disposed through disposal of subsidiary	**(15,282)**	-
Accumulated depreciation and impairment	**(12,992)**	(21,140)
Opening balance	**(21,140)**	(18,358)
Depreciation	**(2,524)**	(3,020)
Disposals	**-**	238
Disposed through disposal of subsidiary	**10,672**	-
Carrying value	**4,327**	9,482

Exploration Assets (a)

Cost	**187,940**	173,012
Opening balance	**173,012**	145,135
Additions (b)	**17,696**	28,112
Foreign exchange movement	**(2,768)**	(235)
Carrying value	**187,940**	173,012

(a) Exploration assets relate to phase two of the Ergo project and include property, plant, borrowing costs and the tailings complex as well as exploration costs incurred in Zimbabwe.

(b) Included in additions are environmental rehabilitation provision adjustments amounting to R3.6 million (2011: R10.9 million) and R9.8 million (2011: R18.1 million) relating to exploration assets and mining development, respectively.

Borrowing costs are capitalized to qualifying assets at the rate applicable to the specific financing obtained (refer note 21).

In assessing the recoverability of the above assets, where there are indicators of possible impairment, the estimated cash flows have been calculated using the following estimates:

- recoverable proved and probable Ore Reserves;
- gold price estimates are based on a gold price of R441,936 per kilogram of gold (US$1,740 per ounce) in year one, escalating at an average of 5.3% per annum, and a base exchange rate of R7.90 = US$1.00, with the Rand weakening in future years based on the expected differential between the local South African interest rates in those years over the United States interest rates in those years;
- working cost estimates are based on current working costs per kilogram at June 30, 2012, escalated for expected South African inflationary increases of approximately 5.4% per annum; and
- capital cost estimates are based on current estimates of future development costs to mine the current proved and probable Ore Reserves, escalated for expected South African inflationary increases of approximately 5.4% per annum.

	2012 R'000	2011 R'000
11. NON-CURRENT INVESTMENTS AND OTHER ASSETS		
Listed investments	**151,303**	-
Additions	**135,332**	-
Fair value adjustment	**15,971**	-
Unlisted investments	**20,426**	14,987
Loan to DRDSA Empowerment Trust (a)	**4,431**	10,078
Investments in environmental rehabilitation guarantees (b)	**59,264**	-
Opening balance	**-**	-
Contributions	**59,264**	-
Investments in environmental rehabilitation trust funds (c)	**106,328**	134,247
Opening balance	**134,247**	126,069
Impairment	**(1,100)**	(1,090)
Disposed through disposal of subsidiary	**(35,136)**	-
Payments	**-**	(339)
Contributions	**-**	1,216
Growth in environmental rehabilitation trust funds (refer note 6)	**8,317**	8,391
Total non-current investments and other assets	**341,752**	159,312

	% Held	Number of shares	Fair value 2012 R'000	Carrying value 2012 R'000	Carrying value 2011 R'000
Listed investments consist of:					
Village Main Reef Limited (Village)	8	85,714,286	151,303	151,303	-
Unlisted investments consist of:					
Rand Mutual Assurance Company Limited	†	5,000	1	1	8
Rand Refinery Limited	4	16,157	20,386	20,386	14,979
Chamber of Mines Building Company Proprietary Limited	2	20,042	39	39	-
			20,426	20,426	14,987

† Represents a less than 1% shareholding.

Listed investments comprise investments in listed shares in South Africa. The fair value is determined by applying a liquidity discount factor to the relevant share's closing market price.

Unlisted investments comprise investments in unlisted companies in South Africa. The valuations are based on the net asset value of these investments which constitutes the instruments' fair value.

(a) The terms and conditions of the loan to the DRDSA Empowerment Trust are linked to the payments of preference share dividends (refer note 21).
(b) This investment relates to funds invested for financial guarantees provided to the Department of Mineral Resources (DMR) for environmental and rehabilitation obligations (refer note 18). The entire amount is invested in a cell captive called the Guardrisk Cell Captive which is consolidated as a special purpose entity (SPE).
(c) The monies in the environmental rehabilitation trust funds are invested primarily in low-risk interest-bearing debt securities and may be used only for environmental rehabilitation purposes (refer note 18).

12. INVESTMENT IN SUBSIDIARIES

Disposal of subsidiary

Blyvoor

On February 11, 2012, DRDGOLD, Village and Business Venture Investments No 1557 Proprietary Limited (a wholly owned subsidiary of Village) (Purchaser) entered into a sale of shares and claims agreement (the Agreement), for the acquisition of DRDGOLD's entire interest in and claims against Blyvoor for R1 and 85,714, 286 new ordinary shares of Village.

The Agreement consists of two parts. Part A was completed on June 1, 2012 (date of disposal: which is the date control passed to Village). The effective date used for recording the disposal was May 31, 2012 – for accounting purposes the end of the financial month. Part B has certain conditions precedent which can be waived in full by Village. These include the successful conversion of Blyvoor's old order mining right to a new order mining right under the Mineral and Petroleum Resources Development Act (Act No. 28 of 2002), as well as obtaining the consent of the DMR for the sale.

Pending the outcome of Part B conditions precedent, 20,000,000 of the newly issued ordinary shares in Village will be kept in escrow (Escrow Shares).

The fair value of the proceeds on disposal has been determined after taking into consideration the market close price of Village on June 1, 2012, of R1.61 per share. In addition, the probability of the Escrow Shares being released to DRDGOLD, as well as a discount factor for the liquidity attached to the Escrow Shares (95%), which have a potential restriction of between two to three years and the remainder of the shares (99%) with a restriction of six months from May 2, 2012, has also been considered in the determination of fair value.

	As at May 31, 2012 R'000
Calculation of loss on disposal of Blyvoor	
Fair value of proceeds on disposal	**135,332**
Less: Consolidated carrying amount attributable to equity owners of the parent	**(138,638)**
Less: Directly attributable costs	**(7,226)**
Loss on disposal of discontinued operation	**(10,532)**

12. INVESTMENT IN SUBSIDIARIES *(continued)*

Acquisition of subsidiaries

Blyvoor

On September 8, 2010, DRDGOLD acquired a 74% interest in Blyvoor from Ergo Mining Operations Proprietary Limited (EMO) for a total consideration of R75.7 million settled against EMO's inter-company loan with DRDGOLD. The acquisition has been accounted for as an acquisition of an entity under common control. IFRS 3 Business Combinations was therefore not applied. The transaction was recognized with effect September 30, 2010.

The carrying amounts of the assets and liabilities on the statement of financial position at acquisition of Blyvoor have been set out below.

	As at September 30, 2010 R'000
Statement of financial position	
Non-current assets	
Property, plant and equipment	510,411
Non-current investments and other assets	40,874
Non-current inventories	3,893
Deferred tax asset	6,898
Current assets	
Inventory	57,568
Trade and other receivables	25,376
Cash and cash equivalents	6,285
Total carrying amount of assets	651,305
Non-current liabilities	
Amounts owing to group companies	(485,444)
Provision for environmental rehabilitation	(38,946)
Post-retirement and other employee benefits	(810)
Loans and borrowings	(24,305)
Current liabilities	
Trade and other payables	(101,800)
Total carrying amount of liabilities	(651,305)
Consolidated carrying amount of net assets on date of acquisition excluding amounts owing to group companies	485,444
Non-controlling interest in the consolidated carrying amount of net assets	(42,402)

12. INVESTMENT IN SUBSIDIARIES *(continued)*

Ergo Mining Proprietary Limited (Ergo)
On January 21, 2010, DRDGOLD, signed an agreement to acquire Mintails' remaining 50% interest in Ergo for a total consideration of R82.1 million: R62.1 million settled in cash and the balance in shares in Witfontein Mining Proprietary Limited, valued at R20 million (refer note 23). Ergo was consolidated effective May 1, 2010.

The acquisition was recorded as an asset acquisition due to Ergo not being capable of operating as a business. IFRS 3 Business Combinations was therefore not applied.

The relative fair values of the assets and liabilities on the statement of financial position at acquisition of Ergo have been set out below.

	As at April 30, 2010
Statement of financial position	**R'000**
Non-current assets	
Property, plant and equipment	290,420
Current assets	
Inventory	59
Trade and other receivables	12,611
Cash and cash equivalents	44,084
Total relative fair value of assets	347,174
Non-current liabilities	
Rehabilitation provision	(157,935)
Loans and borrowings	(261,128)
Current liabilities	
Trade and other payables	(4,252)
Total relative fair value of liabilities	(423,315)
Purchase consideration of 50% of the net assets on the date of acquisition	82,438
Non-controlling interest in relative fair value of net assets	(3,886)

Disposal of subsidiaries

All DRDGOLD's foreign subsidiaries, which were holding companies of DRDGOLD's foreign operations, have been placed into voluntary liquidation as at June 30, 2010. A foreign currency translation reserve has accumulated over the life of these foreign subsidiaries. The voluntary liquidation constitutes a disposal, therefore any accumulated foreign currency translation reserves have been realized in profit or loss.

	As at June 30, 2010
	R'000
DRD (Offshore) Limited	130,022
DRD International APS Proprietary Limited	(30,035)
DRD Australia APS	111,409
DRD Australasia Proprietary Limited	(103,472)
Dome Resources Proprietary Limited	48,825
Total profit on disposal of foreign subsidiaries	156,749

	2012	2011
	R'000	**R'000**

13. INVESTMENT IN JOINT VENTURE

The joint ventures for which the statement of comprehensive income and statement of financial position have been proportionately consolidated is as follows:

Chizim Gold (Pvt) Limited – percentage held	**50%**	50%

Chizim Gold (Pvt) Limited
During the year ended June 30, 2011 the group acquired a 50% interest in a start-up company called Chizim Gold (Pvt) Limited (Chizim Gold) for a nominal cash consideration, pursuant to a joint venture agreement entered into on December 9, 2009. Chizim Gold is registered in Zimbabwe and is currently conducting feasibility studies on certain exploration tenements in that country. The group has a contingent liability as at June 30, 2012, amounting to R31.4 million (2011: R35.7 million) in terms of the funding requirements as per the joint venture agreement and capital commitments amounting to R9.3 million (2011: R16.9 million).

The group's policy is to capitalize exploration costs. Chizim Gold is still in an exploration phase, therefore the group's effective share in income and expenses of the joint venture are Rnil (2011: Rnil).

The group's effective share of assets and liabilities in the joint venture, which are included in the consolidated financial statements, are as follows:

Statement of financial position

	2012	2011
Non-current assets	**26,984**	15,674
Current assets	**1,149**	552
Total assets	**28,133**	16,226
Shareholders' equity	**27,367**	16,226
Current liabilities	**766**	-
Total equity and liabilities	**28,133**	16,226

14. INVESTMENT IN ASSOCIATE
The associate has been accounted for using the equity method in the statement of comprehensive income and statement of financial position. An impairment has been provided against this investment.

	2012	2011
	R'000	**R'000**
West Wits SA Proprietary Limited – percentage held	**28.33%**	28.33%
Investment in associate – at cost	**2,700**	2,700
Impairment of investment in associate	**(2,700)**	(2,700)
Carrying value of investment in associate	**-**	-

	2012	2011
	R'000	**R'000**
15. INVENTORIES		
Gold in process	**32,820**	43,256
Consumable stores	**58,149**	65,633
Finished stock - bullion	**14,871**	14,033
	105,840	122,922

Inventory includes gold in process carried at net realizable value amounting to Rnil (2011: R18.7 million) and finished stock – bullion amounting to R0.9 million (2011: R1.5 million).

	2012	2011
	R'000	**R'000**
16. TRADE AND OTHER RECEIVABLES		
Trade receivables (gold)	**2,082**	50,131
Value added tax	**30,044**	51,427
Prepayments	**1,022**	9,266
Receivables from related parties	**614**	438
Interest receivable	**1,074**	888
Other receivables	**34,880**	21,526
Allowance for impairment	**(7,820)**	(7,266)
	61,896	126,410

	2012 R'000	2011 R'000	2010 R'000
17. EQUITY OF THE OWNERS OF THE PARENT			
Details of equity of the owners of the parent are provided in the statements of changes in equity on page F-5.			
Authorized share capital			
600,000,000 (2011: 600,000,000) ordinary shares of no par value			
5,000,000 (2011: 5,000,000) cumulative preference shares of 10 cents each	**500**	500	500
Issued share capital			
385,383,767 (2011: 384,884,379) ordinary shares of no par value	**4,133,867**	4,132,604	4,133,318
6,268,173 (2011: nil) treasury shares held within the group	**(44,750)**	-	-
5,000,000 (2011: 5,000,000) cumulative preference shares of 10 cents each	**500**	500	500
	4,089,617	4,133,104	4,133,818

Share capital
Unissued shares
The company operates a share option scheme as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the group's performance (refer note 19). In addition, the participants in the scheme are fully taxed at their marginal tax rate on any gains realized on the exercise of their options.

In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the group are under the control of the directors until the next general meeting.

Cumulative preference shares
The terms of issue of the cumulative preference shares were that they carried the right, in priority to the company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of Argonaut's mineral rights acquired from Randgold and Exploration Company Limited in September 1997. The Department of Mineral Resources (DMR) granted DRDGOLD a prospecting right over an area which was going to be too small to mine. When an application for a greater area was lodged, the DMR stated that the additional area is in an urban location and an application for a prospecting right cannot be granted. The company is in the process of consulting with the relevant preference shareholder, to cancel these preference shares.

Option instruments
The company currently has one class of options authorized but not issued, namely Durban Deep 'C' options. There are 10,000,000 authorized option instruments at year-end which entitle the holder to subscribe for one ordinary share per option instrument at a subscription price of R15 per ordinary share, which are exercisable at any time during the period from the date on which the option is issued by the company to a date no later than five years from the date of issue.

	2012 R'000	2011 R'000	2010 R'000
Revaluation and other reserves			
Foreign exchange translation reserve (a)	**(3,252)**	747	-
Asset revaluation reserve (b)	**152,840**	143,049	142,835
Share-based payments reserve (c)	**55,487**	59,553	56,034
	205,075	203,349	198,869

17. EQUITY OF THE OWNERS OF THE PARENT (*continued*)

(a) The foreign exchange translation reserve represents the cumulative translation effect arising on the translation of the financial statements of the group's foreign operations which only consisted of Chizim Gold for the years ended June 30, 2012 and June 30, 2011. During the year ended June 30, 2010, the company disposed (placed into voluntary liquidation) all of its foreign subsidiaries and the foreign exchange translation reserve relating thereto has been transferred to profit or loss.

(b) The reserve includes a R18.2 million (2011: R4.7 million and 2010: R4.5 million) fair value adjustment on available-for-sale financial instruments after transferring Blyvoor's attributable portion of their fair value adjustment on available-for-sale financial instruments amounting to R6.7 million to profit or loss.

On the acquisition of ErgoGold in the year ending June 30, 2009, an amount of R133.3 million was taken to the asset revaluation reserve. This amount represented the increase in the fair value of ErgoGold's net assets after the acquisition of the group's initial interest, which is attributable to that initial interest.

Certain items of property, plant and equipment that were revalued to fair value on or prior to July 1, 2004, the date of transition to IFRS, were measured on the basis of deemed cost, being the revalued amount at the date of the revaluation. A revaluation adjustment of R5.0 million was recognized in the asset revaluation reserve. This revaluation reserve has been transferred to retained earnings as part of the disposal of Blyvoor.

(c) The company issues equity-settled instruments to certain qualifying employees under an employee share option scheme to purchase shares in the company's authorized but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Deferred share-based compensation is expensed over the vesting period, based on the company's estimate of the shares that are expected to eventually vest. A deferred share-based compensation expense of R4.1 million (2011: R3.5 million and 2010: R4.1 million), was charged to profit or loss (refer to note 4), and R8.2 million was transferred to retained earnings on the disposal of Blyvoor.

	2012 R'000	2011 R'000	2010 R'000
Dividends			
The following dividends were declared and paid by the group:			
7.5 cents per qualifying ordinary share (2011: 5.0 cents and 2010: 5.0 cents)	**(28,872)**	(19,244)	(18,954)

After June 30, 2012 a dividend of 10 cents per qualifying share (R38.5 million) was approved by the directors for 2012. The company has no STC credits to utilize against the dividends tax. The dividend has not been provided for and does not have any tax impact on the company as a consequence of a change in income tax legislation with dividends tax replacing secondary tax on companies (STC) with effect April 1, 2012. This change in legislation has moved the tax liability from the company to the beneficial owner of the relevant share. The dividend tax is levied at 15% (certain exemptions apply) and is withheld from the dividend paid (2011: company paid STC at 10%).

	2012 R'000	2011 R'000
18. PROVISION FOR ENVIRONMENTAL REHABILITATION		
Opening balance	**490,225**	420,604
Disposed through disposal of subsidiary	**(46,001)**	-
Increase in provision (refer note 10)	**13,392**	29,010
Unwinding of provision (refer note 7)	**7,292**	9,405
Utilization of provision	**(19,766)**	(21,361)
Charge to profit or loss	**59,185**	52,567
Closing balance	**504,327**	490,225

Amounts have been contributed to irrevocable trusts and guarantees have been provided to the DMR (refer to note 11).

The group intends to fund the ultimate rehabilitation costs from the money invested with the trust funds together with the Guardrisk Cell Captive as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up. The rehabilitation is expected to occur progressively towards the end of life of the respective dumps mined.

19. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS

	2012 R'000	2011 R'000
Liability for post-retirement medical benefits (a)	5,972	5,540
Liability for long-service awards (b)	-	728
	5,972	6,268

Contribution funds
In South Africa, the group participates in a number of multi-employer, industry-based retirement plans. All plans are governed by the Pension Funds Act, 1956.

The group pays fixed contributions to external institutions and will have no legal or constructive obligation to pay further amounts. Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through monthly contributions to these defined contribution plans. Obligations for contributions are recognized as an employee benefit expense in profit or loss as incurred.

	2012 R'000	2011 R'000
Amounts recognized in profit or loss are as follows:		
Contribution payments	(53,425)	(48,696)

(a) Post-retirement medical benefits
The group has an obligation to fund a portion of the medical aid contributions of certain of its employees after they have retired. A provision for post-retirement medical benefits has been raised, based on the latest calculations using a projected unit credit method, of independent actuaries performed as at June 30, 2012. Post-retirement medical benefits are actuarially valued every three years. The obligation is unfunded.

During the year ended June 30, 2011, settlement offers were made to all participants of the post-retirement medical benefit scheme. This offer was accepted by some participants, which resulted in an actuarial gain of R5.7 million.

	2012 R'000	2011 R'000
Amounts recognized in the statement of financial position are as follows:		
Opening balance	5,540	12,507
Current service cost	84	349
Actuarial loss/(gain)	67	(5,651)
Settlements	-	(2,543)
Benefits paid	(231)	(364)
Interest costs	512	1,242
Closing balance	5,972	5,540
Amounts recognized in profit or loss are as follows:		
Current service cost and interest	(84)	(349)
Net actuarial (loss)/gain	(67)	5,651
Interest costs	(512)	(1,242)
	(663)	4,060

Principal actuarial assumptions at the reporting date:		
Health care cost inflation	7.8%	7.8%
Discount rate	8.8%	9.3%
Real discount rate	0.9%	1.4%
Normal retirement age	60	60
Expected average retirement age	60.3	59.8
Spouse age gap	3 years	3 years
Continuation at retirement	100%	100%
Proportion married at retirement	85%	85%

19. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS *(continued)*

Historical information:

	2012 R'000	2011 R'000	2010 R'000	2009 R'000	2008 R'000
Unfunded liability	**5,972**	5,540	12,507	42,498	21,504
Actuarial loss/(gain)	**67**	(5,651)	(35,290)	18,226	-

There are currently no long-term assets set aside in respect of post-retirement medical benefit liabilities.

Assuming all other variables remain constant a one percentage point change in the stated assumptions would have the following effects:

Sensitivity analysis:

	Variation	Health care cost inflation R'000	Mortality R'000	Resignation rate R'000
Effect on the aggregate	+1%	66	(58)	(4)
service and interest cost	-1%	(57)	68	3
Effect in past-service	+1%	693	(609)	(30)
contractual liability	-1%	(591)	711	30

The group expects to pay contributions of R0.3 million during 2013.

(b) Long-service awards
The group participates in the Chamber of Mines of South Africa Long Service Awards Scheme (the Scheme). The Scheme does not confer on any employee or other persons any right of payment of any award.

In terms of the Scheme, bonus payments may be made to certain employees, usually semi-skilled, upon reaching the age of 55, who have completed 15 years of continuous service in South African gold mining companies which are members of the Chamber of Mines of South Africa and the Employment Bureau of Africa, provided such service is not pensionable service. The Scheme lays down the rules under which an employee may be eligible for the award. The award is paid by the company for which the employee works upon becoming eligible for the award and electing to receive payment. All awards must be confirmed by the Chamber of Mines of South Africa before payment.

The amount of the award is based on both the employee's skill level and years of service with gold mining companies that qualify for the Scheme.

	2012 R'000	2011 R'000
Amounts recognized in the statement of financial position are as follows:		
Opening balance	**728**	858
Disposed through the disposal of subsidiary	**(568)**	-
Benefits paid	**(160)**	(130)
Closing balance	**-**	728

Share option scheme

a) Details of the scheme

The company operates a share option scheme, DRDGOLD (1996) Share Scheme, (the Scheme), as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the company's performance. In terms of the Scheme rules, a maximum of 40 million of the issued ordinary shares of the company are reserved for issuance there under and no participant may hold options at any time, which if exercised in full, would exceed 2 million of the company's issued share capital at that time. The number of issued and exercisable share options is approximately 5.1% (2011: 5.6%) of the issued ordinary share capital, representing 19.6 million (2011: 21.6 million) of the available 40 million share options. In addition, the participants in the Scheme are fully taxed at their marginal tax rate on any gains realized on the exercise of their options.

19. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS *(continued)*

Share option scheme (continued)

The price at which an option may be granted will be, in respect of each share which is the subject of the option, the volume weighted average price of a share on the JSE for the seven days on which the JSE is open for trading, preceding the day on which the employee is granted the option. The allocation date will be the date when the directors approve allocation of share options. Each option remains in force for five years after the date of grant, subject to the terms of the option plan. Options granted under a plan vest primarily according to the following schedule over a maximum of a three year period:

Percentage vested in each period grant:	Period after the original date of the option:
25%	6 months
25%	1 year
25%	2 years
25%	3 years

Any options not exercised within a period of 5 years (issued prior to 2009: 10 years) from the original date of the option will expire and may not thereafter be exercised.

b) Share options activity in respect of the DRDGOLD (1996) Share Scheme was as follows:

	Outstanding		Vested	
	Number of shares	Average price per share R	Number of shares	Average price per share R
Balance at July 1, 2010	19,494,401	7.90	14,110,206	13.45
Granted	4,127,478	3.69		
Forfeited/lapsed	(2,038,952)	5.70		
Balance at June 30, 2011	**21,582,927**	**7.30**	**16,011,187**	**12.13**
Granted	**5,084,563**	**5.12**		
Exercised	**(5,394,749)**	**3.94**		
Forfeited/lapsed	**(1,648,156)**	**11.38**		
Balance at June 30, 2012	**19,624,585**	**7.32**	**13,966,866**	**8.36**

Options to acquire the company's ordinary shares that were granted post November 7, 2002 and which remain unvested at January 1, 2005, are measured at fair value at grant date. This fair value is recognized as an employee expense over the vesting period, adjusted to reflect actual levels of vesting, with the corresponding credit to a revaluation and other reserve, which is part of equity.

The fair value of the options granted is measured using the Black–Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Analysis of share options:

Range of exercise prices	Years to expiry	Vested June 30, 2012	Unvested		
			June 30, 2013	June 30, 2014	June 30, 2015
R5<	3 – 6	4,050,978	812,269	812,271	-
R5>R10	2 – 4	6,302,238	1,774,646	1,129,265	1,129,268
R10>R15	2	1,021,000	-	-	-
R15>R20	1 – 2	2,158,350	-	-	-
R20>R30	1	434,300	-	-	-
		13,966,866	**2,586,915**	**1,941,536**	**1,129,268**

19. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS *(continued)*

	2012	2011
c) The fair value of the options determined using the Black - Scholes option pricing model.		

Significant inputs into the model were:

	2012	2011
Market price at date of grant (Rand per share)		
November 1, 2004 option grant	**10.93**	10.93
April 15, 2005 option grant	**5.13**	5.13
June 17, 2005 option grant	**5.50**	5.50
October 25, 2005 option grant	**5.94**	5.94
October 30, 2006 option grant	**9.93**	9.93
October 29, 2007 option grant	**5.50**	5.50
October 20, 2008 option grant	**4.70**	4.70
October 20, 2009 option grant	**5.30**	5.30
October 18, 2010 option grant	**3.66**	3.66
November 2, 2011 option grant	**5.26**	
Vesting periods (years)		
November 1, 2004 option grant	**3**	3
April 15, 2005 option grant	**3**	3
June 17, 2005 option grant	**3**	3
October 25, 2005 option grant	**3**	3
October 30, 2006 option grant	**3**	3
October 29, 2007 option grant	**3**	3
October 20, 2008 option grant	**3**	3
October 20, 2009 option grant	**3**	3
October 18, 2010 option grant	**3**	3
November 2, 2011 option grant	**3**	
Option strike price (Rand per share)		
November 1, 2004 option grant	**11.70**	11.70
April 15, 2005 option grant	**4.84**	4.84
June 17, 2005 option grant	**7.10**	7.10
October 25, 2005 option grant	**8.78**	8.78
October 30, 2006 option grant	**9.08**	9.08
October 29, 2007 option grant	**3.88**	3.88
October 20, 2008 option grant	**3.50**	3.50
October 20, 2009 option grant	**5.35**	5.35
October 18, 2010 option grant	**3.69**	3.69
November 2, 2011 option grant	**5.12**	
Risk-free rate		
November 1, 2004 option grant	**8.56%**	8.56%
April 15, 2005 option grant	**7.81%**	7.81%
June 17, 2005 option grant	**7.58%**	7.58%
October 25, 2005 option grant	**7.94%**	7.94%
October 30, 2006 option grant	**8.39%**	8.39%
October 29, 2007 option grant	**8.79%**	8.79%
October 20, 2008 option grant	**9.55%**	9.55%
October 20, 2009 option grant	**8.72%**	8.72%
October 18, 2010 option grant	**6.74%**	6.74%
November 2, 2011 option grant	**6.75%**	
Volatility [1]		
November 1, 2004 option grant	**29%**	29%
April 15, 2005 option grant	**37%**	37%
June 17, 2005 option grant	**38%**	38%
October 25, 2005 option grant	**36%**	36%
October 30, 2006 option grant	**44%**	44%
October 29, 2007 option grant	**28%**	28%
October 20, 2008 option grant	**31%**	31%
October 20, 2009 option grant	**25%**	25%
October 18, 2010 option grant	**31%**	31%
November 2, 2011 option grant	**34%**	

(1)   The volatility is measured at the standard deviation of the expected share price returns and is based on statistical analysis of daily share prices over the last three years.

20. DEFERRED TAX

	2012 R'000	2011 R'000
Balances arose from the following temporary differences:		
Deferred tax asset		
Property, plant and equipment	(5,460)	5,664
Provisions, including rehabilitation provision	29,247	25,108
Estimated assessed losses recognized	16,836	38,460
Investments	(4,472)	-
Other temporary differences	2,134	-
	38,285	69,232
Deferred tax liability		
Property, plant and equipment	(118,972)	(144,244)
Provisions, including rehabilitation provision	31,965	21,722
Other temporary differences	(25)	(3)
	(87,032)	(122,525)
Net deferred mining and income tax liability	(48,747)	(53,293)
Reconciliation between deferred taxation opening and closing balances		
Opening balance	(53,293)	(27,400)
Statement of other comprehensive income expense	(4,471)	-
Investments	(4,471)	-
Profit or loss credit/(expense)	9,017	(25,893)
Property, plant and equipment	14,148	74,790
Provisions, including rehabilitation provision	14,382	(28,010)
Estimated assessed losses	(21,624)	(54,849)
Other temporary differences	2,111	(17,824)
Closing balance	(48,747)	(53,293)

The group provides for deferred tax at the rates which are expected to apply for temporary differences. The group uses the expected average effective tax rates, resulting from the mining tax formula for mining income based on forecasts per individual entity. If a one percentage point increase in the effective tax rate is applied, the deferred tax liability would amount to R52.1 million compared to the current R48.7 million.

Deferred tax assets have not been recognized in respect of tax losses of R10.9 million (2011: R18.4 million), unredeemed capital expenditure of R177.7 million (2011: R361.8 million) and capital losses of R261.2 million (2011: R151.4 million).

The deferred tax relating to the company's investment in subsidiaries, joint venture and associate is Rnil (2011: Rnil) resulting from the fact that these investments are to be realized through dividend distributions which are exempt under current tax legislation. As a result there are also no temporary differences.

21. LOANS AND BORROWINGS

	2012 R'000	2011 R'000
Unsecured		
Domestic Medium Term Note Programme (a)	**30,690**	109,636
Preference shares held by Khumo Gold SPV Proprietary Limited (Khumo Gold) and the DRDSA Empowerment Trust (b)	**-**	10,137
	30,690	119,773
Less: payable within one year included under current liabilities	**(30,690)**	(79,345)
	-	40,428
Loans and borrowings expected repayment schedule for capital amounts payable in the twelve months to:		
June 30, 2012	**-**	79,345
June 30, 2013	**30,690**	30,291
Thereafter	**-**	10,137
	30,690	119,773
Analysis of gross loans and borrowings by currency:		
South African Rand	**30,690**	119,773
Effective interest rates:		
Absa Domestic Medium Term Note Programme	**10.6%**	9.6% - 10.6%

(a) On September 30, 2010 the group entered into a R500 million Domestic Medium Term Note Programme (DMTN Programme) with ABSA Capital, a division of ABSA Bank Limited, under which DRDGOLD may from time to time issue notes. R108 million was issued on October 1, 2010, consisting of R78 million and R30 million respectively, under the DMTN Programme. The different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum. The DMTN Programme is unsecured. The first tranche of R78 million was repaid during the year ended June 30, 2012.

(b) On November 18, 2005, the group issued Class A cumulative participating preference shares to Khumo Gold, for a subscription price of R10.6 million. Class B and Class C cumulative participating preference shares, for a subscription price of R7.1 million and R8.6 million were issued to Khumo Gold and the DRDSA Empowerment Trust respectively on November 30, 2006. The preference shares entitled Khumo Gold and the Employee Trust to receive a dividend of R0.26 for every R0.74 paid by Crown, ERPM and Blyvoor to DRDGOLD towards capital and interest on their outstanding intra-group loans as at November 30, 2005.

The preference shares were measured at amortized cost based on the effective interest method. As these financial instruments did not have fixed terms, the repayment schedules for the loans were based on an estimated repayment schedule, calculated using the available cash flows of the relevant operations with reference to their respective life-of-mine plans.

Crown repaid its loan to DRDGOLD during the year ended June 30, 2009 and a preference dividend of R31.8 million was paid to Khumo Gold and the Employee Trust. ERPM calculated its loan settlement amount and during the year ended June 30, 2012, paid a preference dividend of R17.2 million collectively to Khumo Gold and the DRDSA Empowerment Trust. This resulted in a negative adjustment amounting to R6.4 million. There are no further obligations pursuant to the Crown and ERPM preference shares and they were cancelled. As part of the disposal of Blyvoor during the year ended June 30, 2012, (refer to note 12), DRDGOLD disposed of its intra-group loan to Village. The Blyvoor preference share liability is linked to the sale claims disposed of to Village and has therefore been transferred to Village.

During the year ended June 30, 2011, the change in the expected cash flows of the Blyvoor life-of-mine plan resulted in a positive adjustment of R30.8 million. Also during the year ended June 30, 2011, the payment of a R31.7 million dividend and reduction of the repayment period at ERPM resulted in a negative adjustment of R6.0 million

22. CASH GENERATED BY OPERATIONS

	2012 R'000	2011 R'000	2010 R'000
Profit/(loss) before taxation	395,499	(383,226)	211,626
Adjusted for:			
Depreciation	120,850	130,919	190,769
Movement in provision for environmental rehabilitation	59,185	52,567	(88,034)
Movement in gold in process	(14,710)	15,612	(29,941)
Impairments	1,100	547,656	6,224
Loss/(profit) on disposal of property, plant and equipment	9,556	(3,255)	(13,722)
Share-based payments	4,133	3,519	4,115
Rehabilitation trust fund adjustment	-	339	-
Impairment loss/(reversal of impairment) on trade receivables	554	(5,617)	4,568
Actuarial loss/(gain) on post-retirement and employee benefits	67	(5,651)	(35,290)
Post-retirement and other employee benefits	(389)	(3,038)	5,015
Finance income	(33,440)	(52,792)	(200,273)
Finance expenses	17,706	22,047	24,132
Operating cash flows before working capital changes	560,111	319,080	79,189
Working capital changes	63,472	(3,277)	(31,453)
Change in trade and other receivables	33,583	(56,087)	19,650
Change in inventories	(3,328)	(10,417)	(10,070)
Change in trade and other payables	33,217	63,227	(41,033)
Cash generated by operations	623,583	315,803	47,736

23. CASH FLOW ON DISPOSAL/ACQUISITION OF SUBSIDIARIES, NET OF CASH

	2012 R'000	2011 R'000	2010 R'000
Total net cash flow on disposal/acquisition of subsidiaries			
Blyvoor	**(9,584)**	-	-
Ergo Mining Proprietary Limited	**-**	-	(40,396)
	(9,584)	-	(40,396)

Disposal of Blyvoor

On June 1, 2012, DRDGOLD disposed of its 74% shareholding in and loan claims against Blyvoor in exchange for R1 and 85,714,286 newly issued ordinary shares in Village, respectively. The effective date for the recording of the disposal is May 31, 2012 – for accounting purposes (refer to note 12).

Effect of disposal on the financial position of the group:			
Property, plant and equipment	**114,374**	-	-
Non-current investments and other assets	**46,989**	-	-
Inventories	**36,508**	-	-
Trade and other receivables	**32,679**	-	-
Cash and cash equivalents	**2,358**	-	-
Provision for environmental rehabilitation	**(46,001)**	-	-
Post-retirement and employee benefits	**(568)**	-	-
Trade and other payables	**(145,197)**	-	-
Consolidated carrying value at time of disposal	**41,142**	-	-
Directly attributable costs	**(7,226)**	-	-
Less: cash and cash equivalents of disposed entity	**(2,358)**	-	-
Cash flow on disposal of subsidiary net of cash disposed	**(9,584)**	-	-

Acquisition of Ergo Mining Proprietary Limited

On April 30, 2010 DRDGOLD acquired the remaining 50% interest in Ergo Mining Proprietary Limited from Ergo Uranium Proprietary Limited for a total consideration of R82.1 million, R62.1 million settled in cash and the balance in shares in Witfontein Mining Proprietary Limited. A further R0.3 million was incurred on transaction cost. DRDGOLD has consolidated 100% of Ergo Mining Proprietary Limited from May 1, 2010. Prior to the acquisition, Ergo Mining Proprietary Limited was accounted for as a joint venture.

	2012	2011	2010
Total cash consideration paid	**-**	-	(62,438)
Add: Cash and cash equivalents of acquired entity	**-**	-	22,042
Cash flow on acquisition of subsidiary, net of cash acquired	**-**	-	(40,396)

24. CASH FLOW ON ACQUISITION/DISPOSAL OF JOINT VENTURES, NET OF CASH

	2012 R'000	2011 R'000	2010 R'000
Acquisition of Chizim Gold			
During the year ended June 30, 2011, the group entered into a 50:50 joint venture in a start-up company called Chizim Gold for a nominal cash consideration amounting to $1 (refer note 13).			
Cash flow on acquisition of joint venture	-	-	-
Disposal of Witfontein Mining Proprietary Limited			
The carrying value of the net asset disposed of were as follows:			
Property, plant and equipment	-	-	28,809
Trade and other receivables	-	-	47
Cash and cash equivalents	-	-	166
Trade and other payables	-	-	(10,522)
Carrying value at time of disposal	-	-	18,500
Total cash consideration received	-	-	-
Less: Cash and cash equivalents of disposed entity	-	-	(166)
Cash flow on disposal of joint venture	-	-	(166)

On April 30, 2010, Argonaut Financial Services Proprietary Limited disposed of its 50% interest in the Witfontein Mining Proprietary Limited joint venture for R20.0 million. No cash consideration was received as this disposal formed part of the purchase consideration paid (value of R20.0 million) for the acquisition of the remaining 50% interest in Ergo Mining Proprietary Limited.

25. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments. Included in cash and cash equivalents is restricted cash of R68.6 million (2011: R75.6 million) in a form of guarantees of which R43.0 million (2011: R43.0 million) relates to a guarantee given to AngloGold Ashanti Limited.

	2012 R'000	2011 R'000	2010 R'000
Cash and cash equivalents	298,506	259,112	118,152
	298,506	259,112	118,152

26. CASH FLOWS RELATING TO EXPLORATION ASSETS

	2012 R'000	2011 R'000	2010 R'000
Investing cash flow	14,078	17,210	57,993

27. COMMITMENTS AND CONTINGENT LIABILITIES

	2012 R'000	2011 R'000
Capital commitments		
Contracted for but not provided for in the annual financial statements	**93,015**	50,370
Authorized by the directors but not contracted for	**201,273**	119,110
	294,288	169,480

This capital expenditure will be financed from existing cash resources, cash generated from operations and negotiated funding facilities.

Operating lease commitments

The group leases its office building in terms of an operating lease. The group does not have an option to acquire the building at the termination of the lease. There is an escalation of 8% per annum imposed by the lease agreement.

Crown leases its vehicles under various operating leases. There is an average escalation of 2.5% per annum imposed by these lease agreements.

	2012 R'000	2011 R'000
The future minimum lease payments under non-cancellable operating leases are as follows:		
Not later than 1 year	**1,733**	1,414
Between 1 and 5 years	**2,653**	3,310

Contingent liabilities

Environmental

At **Durban Roodepoort Deep** mine, rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of Registration requirements have been taken over by DRD Proprietary Limited (a subsidiary of Mintails SA Proprietary Limited). An official liability transfer in terms of section 58 of the Mineral and Petroleum Resources Development Act, 2002, has been submitted to the DMR. DRDGOLD retains only the DRD Village that has no assessed liability associated with it. The legal transfer of the liability would be dependent on the DMR's assessment of Mintail's financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is effected, amounting to R63.4 million less the trust fund amount of R24.3 million. We are still awaiting a response from the DMR on its assessment of the transfer.

At **West Witwatersrand Gold Mine Proprietary Limited** mine, responsibility for the surface deposits of the mine, including the environmental rehabilitation liability, has been taken over contractually by Mintails which has accepted the associated liability. The remaining liability associated with the underground mining will be taken over by West Wits Mining Limited (Australia) to whom the right is being ceded. The mining right was registered on May 9, 2012. The Minister approved the cession on July 14, 2012. The liability is fully funded by means of a trust fund.

Mine residue deposits have a potential **pollution impact on ground water through seepage, known as acid mine drainage (AMD)**. The group has taken certain preventative actions as well as remedial actions in an attempt to minimize the group's exposure to environmental contamination. No reliable estimate can be made for the potential obligation.

DRDGOLD has identified a **flooding and future pollution risk** posed by deep underground water at West Witwatersrand Gold Mines Proprietary Limited (western basin) and ERPM (central basin) mines. Due to the interconnected nature of mining operations, any proposed solution needs to be supported by all the mines located in these areas. The DMR and affected mining companies are involved in the development of a Regional Mine Closure Strategy in the gold fields area. The government has appointed the Trans-Caledon Tunnel Authority to propose solutions for the various basins. They have also provided funding for the interim solution in the western and central basins. DRDGOLD provided the government with a solution through its participation in the Western Utilities Corporation initiative for a sustainable long term solution to AMD. In view of the limitation of current information for the accurate estimation of a potential liability, no reliable estimate can be made for the potential obligation.

27. COMMITMENTS AND CONTINGENT LIABILITIES *(continued)*

Occupational health - Silicosis

The case of Thembekile Mankayi v AngloGold Ashanti Limited (AngloGold) regarding litigation in terms of the Occupational Diseases in Mines and Works Act was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgment was awarded in favour of AngloGold. A further appeal that was lodged by Mr Manyaki was heard in the Constitutional Court in 2010. Judgment in the Constitutional Court was handed down in March 2011. The judgment allows Mr Mankayi's executor to proceed with the case in the High Court of South Africa. On August 7, 2012, one of DRDGOLD's subsidiaries, ERPM received an attorney's letter stating that they act on behalf of certain former gold mine employees suffering from silicosis and also the dependants of deceased gold mine employees who allegedly died from silicosis.

Should anyone bring similar claims against DRDGOLD or any of its subsidiaries in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the company and that it was contracted due to negligence on the company's part. The link between the cause (negligence by the company while in its employ) and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to whether the company will incur any costs related to silicosis claims in the future and due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no reliable estimate can be made for the possible obligation.

Dispute with the Ekurhuleni Municipality

The Ekurhuleni Municipality has brought an action against ERPM claiming an amount of R42.0 million (R50.8 million as at June 30, 2012) in respect of outstanding rates and taxes which are allegedly owing. ERPM has employed experts to investigate the allegations and it appears that this claim is unfounded. ERPM is defending this action and has employed Norton Rose Attorneys to represent it. There are sufficient defences to repel the claim, therefore the probability of an outflow of resources is not probable.

28. FINANCIAL INSTRUMENTS

Overview

The group has exposure to credit risk, liquidity risks, as well as other market risks from its use of financial instruments. This note presents information about the group's exposure to each of the above risks, the group's objectives and policies and processes for measuring and managing risk. The group's management of capital is disclosed in note 29. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the group's risk management framework. The board has established the Risk Committee, which is responsible for developing and monitoring the group's risk management policies. The committee reports regularly to the Board of Directors on its activities.

The group's risk management policies are established to identify and analyze the risks faced by the group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes to market conditions and the group's activities. The group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit Committee oversees management's monitoring of compliance with the group's risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the group. The Audit Committee is assisted in its oversight role by the internal audit function. The internal audit function undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

CREDIT RISK

Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the group's receivables from customers and investment securities.

The group's financial instruments do not represent a concentration of credit risk, because the group deals with a variety of major banks and financial institutions located in South Africa after evaluating the credit ratings of the representative financial institutions. Furthermore, its trade receivables and loans are regularly monitored and assessed for recoverability. Where appropriate, an impairment loss is raised.

In addition, the group's operations all deliver their gold to Rand Refinery Proprietary Limited (Rand Refinery), which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. The gold is usually sold by Rand Refinery on the same day as it is delivered and settlement is made within two days.

28. FINANCIAL INSTRUMENTS *(continued)*

The following represents the maximum exposure to credit risk for all financial assets at June 30:

	Carrying value 2012 R'000	Carrying value 2011 R'000
Financial assets		
Listed investments (refer note 11)	**151,303**	-
Unlisted investments (refer note 11)	**20,426**	14,987
Loans to DRDSA Empowerment Trust (refer note 11)	**4,431**	10,078
Investments in environmental rehabilitation guarantees (refer note 11)	**59,264**	-
Investments in environmental rehabilitation trust funds (refer note 11)	**106,328**	134,237
Trade and other receivables	**30,830**	65,717
Cash and cash equivalents	**298,506**	259,112
	671,088	484,141

The following represents the maximum exposure to credit risk for trade and other receivables at June 30:

	Carrying value 2012 R'000	Carrying value 2011 R'000
Trade receivables (gold) (refer note 16)	**2,082**	50,131
Receivables from related parties (refer note 16)	**614**	438
Other receivables (refer note 16)	**28,134**	15,148
	30,830	65,717

The ageing of trade and other receivables at June 30:

	Gross value 2012 R'000	Impair-ment 2012 R'000	Gross value 2011 R'000	Impair-ment 2011 R'000
Not past due	**9,320**	**(91)**	60,334	(159)
Past due 0-30 days	**2,441**	**(186)**	840	(53)
Past due 31-120 days	**17,082**	**(923)**	975	(496)
More than 120 days	**9,807**	**(6,620)**	10,834	(6,558)
	38,650	**(7,820)**	72,983	(7,266)

Impairments were raised due to the uncertainty around the recoverability and timing of the cash flows.

Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

	Impairment 2012 R'000	Impairment 2011 R'000
Balance at July 1	**(7,266)**	(12,882)
Impairment (recognized)/reversed	**(554)**	5,616
Balance at June 30	**(7,820)**	(7,266)

The group has no significant credit risk as the majority of the group's receivables are from debtors with a good track record. The impairment raised for debtors older than 120 days largely relates to the leasing of hostels.

28. FINANCIAL INSTRUMENTS *(continued)*

LIQUIDITY RISK

Liquidity risk is the risk that the group will not be able to meet its financial obligations as they fall due. The group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the group's reputation.

The group ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Unless otherwise stated, the following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	Carrying amount R'000	Contractual cash flows R'000	6 months or less R'000	6-12 months R'000	2-5 years R'000	More than 5 years R'000
June 30, 2012						
Unsecured						
Domestic Medium Term Note Programme	**30,690**	**(30,802)**	**(30,802)**	**-**	**-**	**-**
Trade and other payables	**227,392**	**(227,392)**	**(227,392)**	**-**	**-**	**-**
	258,082	**(258,194)**	**(258,194)**	**-**	**-**	**-**
June 30, 2011						
Unsecured						
Domestic Medium Term Note Programme	109,636	(116,517)	(84,135)	(1,582)	(30,800)	-
Preference shares held by Khumo Gold and the DRDSA Empowerment Trust (expected repayments)	10,137	(162,937)	-	-	-	(162,937)
Trade and other payables	325,737	(325,737)	(325,737)	-	-	-
	445,510	(605,191)	(409,872)	(1,582)	(30,800)	(162,937)

28. FINANCIAL INSTRUMENTS *(continued)*

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table represents the carrying amounts and fair values of the group's financial instruments at June 30:

	Carrying value 2012 R'000	Fair value 2012 R'000	Carrying value 2011 R'000	Fair value 2011 R'000
Financial assets				
Listed investments (refer note 11)	**151,303**	**151,303**	-	-
Unlisted investments (refer note 11)	**20,426**	**20,426**	14,987	14,987
Loans to DRDSA Empowerment Trust (refer note 11)	**4,431**	**4,431**	10,078	10,078
Investments for environmental rehabilitation guarantees (refer note 11)	**59,264**	**59,264**	-	-
Investments in environmental rehabilitation trust funds (refer note 11)	**106,328**	**106,328**	134,247	134,247
Trade and other receivables	**30,830**	**30,830**	65,717	65,717
Cash and cash equivalents	**298,506**	**298,506**	259,112	259,112
	671,088	**671,088**	484,141	484,141
Financial liabilities				
Loans and borrowings (refer note 21)				
– non-current	**-**	**-**	40,428	40,022
– current	**30,690**	**30,690**	79,345	79,345
Trade and other payables	**227,392**	**227,392**	325,737	325,737
	258,082	**258,082**	445,510	445,104

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged between knowledgeable, willing parties in an arm's length transaction.

Fair values

Listed investments
The fair value of listed investments is determined with reference to published price quotations from recognized securities exchanges and adjusted with a discount factor for any liquidity constraints.

Unlisted investments
The valuations are based on the net asset values of these investments and constitute the investments' fair value as most of the assets in these investment companies are carried at fair value.

Loans to black empowerment entities
The fair value of these loans cannot be reliably estimated due to the unavailability of market information.

Preference shares held by Khumo Gold and the DRDSA Empowerment Trust
Preference shares are measured at amortized cost based on expected future discounted cash flows. The original risk adjusted discount rate of 13% is used when estimating the possible future liability and is remeasured on an annual basis. The original risk adjusted discount rate is replaced with a risk adjusted market rate to determine a fair value on an annual basis.

Cash and cash equivalents and environmental trust funds
The carrying value of cash and cash equivalents approximates their fair value due to the short-term maturity of these deposits. The carrying value of the environmental trust funds and investments for environmental rehabilitation guarantees approximate their fair value due to these investments being cash in nature.

Trade and other receivables
The fair value approximates the carrying value due to their short-term maturities.

28. FINANCIAL INSTRUMENTS *(continued)*

FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

Loans from Domestic Medium Term Note Programme
Loans from the Domestic Medium Term Note Programme are measured at amortized cost using the three month Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum. The loan bears interest at the three month Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum. Fair value is calculated by reference to quoted prices for floating interest instruments.

Trade and other payables
The fair value approximates the carrying value due to their short-term maturities.

MARKET RISK

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the group's income or the value of its holding of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing returns.

Commodity price sensitivity

The profitability of the group's operations, and the cash flows generated by those operations, are affected by changes in the market price of gold which is predominantly sold in US Dollar. DRDGOLD does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production.

Interest rate risk

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risks. In the ordinary course of business, the group receives cash from its operations and is obliged to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. Funding deficits for the group's mining operations have been financed through the issue of additional shares and external borrowings. Lower interest rates result in lower returns on investments and deposits and may also have the effect of making it less expensive to borrow funds at then current rates. Conversely, higher interest rates result in higher interest payments on loans and overdrafts.

The following represents the interest rate risk profile for the group's interest-bearing financial instruments:

	Carrying value 2012 R'000	Carrying value 2011 R'000
Variable interest rate instruments		
Financial assets	**464,098**	393,359
Financial liabilities	**(30,690)**	(109,636)
	433,408	283,723

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2011.

	2012		2011	
	Profit/(loss)		Profit/(loss)	
June 30	100 bp increase R'000	100 bp decrease R'000	100 bp increase R'000	100 bp decrease R'000
Variable interest rate instruments	**4,334**	**(4,334)**	2,837	(2,837)
Cash flow sensitivity	**4,334**	**(4,334)**	2,837	(2,837)

28. FINANCIAL INSTRUMENTS *(continued)*

Foreign currency risk

The group's reporting currency is the South African Rand. Although gold is sold in US Dollars, the group is obliged to convert this into South African Rand. The group is thus exposed to fluctuations in the US Dollar/South African Rand exchange rate. The group conducted its operations in South Africa during the current year. Foreign exchange fluctuations affect the cash flow that it will realize from its operations as gold is sold in US Dollars, while production costs are incurred primarily in South African Rands. The group's results are positively affected when the US Dollar strengthens against the Rand and adversely affected when the US Dollar weakens against the Rand.

The group's cash and cash equivalent balances are held in US Dollars and South African Rands; holdings denominated in other currencies are relatively insignificant. The group does not hedge against foreign currency fluctuations and considers the risk to be low due to foreign currency normally being disposed of on the same day. The group is also exposed to certain by-product commodity price risk.

The following represents the exposure to foreign currency risks:

	USD	USD
	2012	**2011**
	'000	**'000**
Cash and cash equivalents	**57**	30
Trade and other receivables	**334**	7,390
Trade and other payables	**(93)**	-
Net statement of financial position exposure	**298**	7,420

The following significant exchange rates applied during the year:

	Spot rate at year-end		Average rate	
	2012	**2011**	**2012**	**2011**
1 US Dollar	**8.2700**	6.8295	**7.7523**	6.9865

Sensitivity analysis

A 10% strengthening of the Rand against the currencies mentioned at June 30, would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2011.

	USD	USD
	2012	**2011**
	R'000	**R'000**
Equity	**39**	(55)
Loss	**(285)**	(5,013)

A 10% weakening of the Rand against the above currencies at June 30, would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

28. FINANCIAL INSTRUMENTS *(continued)*

Other market price risk

Equity price risk arises from available-for-sale equity securities fair value adjustments accounted for in other comprehensive income. Investments within the portfolio are managed on an individual basis and all buy and sell decisions are approved by the Risk Committee when significant.

CATEGORIES OF FINANCIAL INSTRUMENTS

The following table represents the carrying amounts and net gain/(loss), finance income and finance expense per category of financial instruments at June 30:

	Carrying value	Net gain/(loss), finance income and finance expense	Carrying value	Net gain/(loss), finance income and finance expense
	2012	**2012**	**2011**	**2011**
	R'000	**R'000**	**R'000**	**R'000**
Financial assets				
Available-for-sale financial assets	**171,729**	**6,694**	14,987	6,013
Loans and receivables	**499,359**	**25,104**	469,154	20,421
	671,088	**31,798**	484,141	26,434
Financial liabilities				
Financial liabilities measured at amortized cost	**258,082**	**(8,772)**	445,510	13,716
	258,082	**(8,772)**	445,510	13,716

FAIR VALUE HIERARCHY

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:
- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: inputs other than quoted prices included within Level 1 that are observed for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3: inputs for the asset or liability that are not based on observed market data (unobserved inputs).

	Level 1	Level 2	Level 3	Total
	R'000	**R'000**	**R'000**	**R'000**
June 30, 2012				
Available-for-sale financial assets	**-**	**151,303**	**20,426**	**171,729**
	-	**151,303**	**20,426**	**171,729**
June 30, 2011				
Available-for-sale financial assets	-	-	14,987	14,987
	-	-	14,987	14,987

There have been no transfers in either direction between the different levels (2011: no transfers in either direction).

28. FINANCIAL INSTRUMENTS *(continued)*

FAIR VALUE HIERARCHY *(continued)*

Reconciliation of fair value measurements in Level 2 and Level 3 during the year:

	2012		2011	
	Level 2 R'000	Level 3 R'000	Level 2 R'000	Level 3 R'000
Available-for-sale financial assets				
Balance at beginning of year	**-**	**14,987**	-	14,712
Purchases during the year	**135,332**	**9,609**	-	-
Gain on fair value adjustment	**15,971**	**7,683**	-	275
Disposed through the disposal of subsidiary	**-**	**(11,853)**	-	-
Balance at end of year	**151,303**	**20,426**	**-**	14,987
Gains recognized in profit or loss	**-**	**6,656**	**-**	-
Net gains recognized in other comprehensive income	**11,499**	**1,027**	**-**	275
Gains recognized in other comprehensive income	**11,499**	**7,683**	**-**	275
Gains released to profit or loss	**-**	**(6,656)**	**-**	-
	11,499	**7,683**	**-**	275

The gain or loss on the fair value adjustment is recognized in other comprehensive income net of deferred tax.

The available-for-sale financial assets Level 2 comprise investments in listed shares for which an index related factor has been applied for liquidity of the share. The available-for-sale financial assets Level 3 comprises investments in unlisted shares for which no reasonable alternative measure for fair value is deemed appropriate. Therefore no sensitivity analysis has been prepared. The fair value of Rand Refinery's unlisted shares is a director's valuation, which was made by using the net asset value of the company. The Rand Mutual Assurance Company's fair value is also based on a director's valuation of which the value per share is fixed at R0.20 between shareholders.

29. CAPITAL MANAGEMENT

The primary objective of the board of directors (the board) in managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimizes the cost of capital, maximizes shareholders' returns, and ensures that the group remains in a sound financial position. There were no changes to the group's overall capital management approach during the current year. The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

The board monitors the return on capital, which the group defines as net operating income divided by total shareholders' equity, excluding non-redeemable preference shares and non-controlling interest from continued operations, and seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The board also monitors the level of dividends to ordinary shareholders.

The group's net debt to equity ratio as at June 30, was as follows:

	2012 R'000	2011 R'000
Total liabilities	**858,368**	1,069,495
Less: Cash and cash equivalents	**(298,506)**	(259,112)
Net liabilities	**559,862**	810,383
Total equity	**1,633,921**	1,219,166
Net debt to equity ratio June 30	**0.34**	0.66

30. RELATED PARTY TRANSACTIONS

	2012 R'000	2011 R'000	2010 R'000
Directors' remuneration			
Short-term benefits			
Salaries, bonuses and performance payments	16,637	15,580	13,761
End of contract payments	-	-	-
Long service awards			
Share-based payment expense	373	380	390
Post-retirement medical benefits	-	-	-
	17,010	15,960	14,151
Key management personnel remuneration			
Short-term benefits			
Salaries, bonuses and performance payments	61,477	52,045	58,800
End of contract payments	-	-	-
Long service awards			
Share-based payment expense	3,760	3,139	3,725
Post-retirement medical benefits	231	364	283
	65,468	55,548	62,808

The group has related party relationships with its associate, joint venture, subsidiaries and with its directors and key management personnel. Details of transactions with directors are set out in note 5. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, including any director (whether executive or otherwise) of the company. During the year ended June 30, 2012, 3,584,627 (2011: none and 2010: none) treasury shares were used to settle share options exercised by key management personnel.

The post-retirement medical benefits balance for key management personnel as at June 30, 2012 amounts to R6.0 million (2011: R5.5 million and 2010: R12.5 million).

Prior to the awarding of a contract to a related party for the supply of goods and services the group procurement manager reviews both the pricing, quality and the reliability of that party. The contract terms are compared to similar suppliers of goods and services to ensure that the contract is on market-related terms.

The group's executive directors review the terms and conditions of all loans to ensure that the terms of the loans are similar to those offered by financial institutions.

Transactions with associates, joint ventures and subsidiary companies

During the year ended June 30, 2012, the company earned management fees from EMO amounting to R21.6 million (2011: R23.3 million and 2010: R34.6 million) and interest of R26.6 milllion (2011: R26.8 million and 2010: R33.3 million), and from Blyvoor amounting to R15.2 million (2011: R12.3 million and 2010: Rnil) and received interest amounting to R2.6 million (2011: R3.2 million and 2010: Rnil), respectively.

Insurance premiums were paid to Guardrisk Cell Captive amounting to R41.8 million and R21.0 million by ERPM and Ergo, respectively (2011: R2.9 million by Crown). Guardrisk contractually guarantees an amount of R273.3 million of which R66.3 million worth of guarantees have been issued to the DMR.

EMO acquired 9,852,800 (2011: none and 2010: none) ordinary shares (held as treasury shares for consolidation purposes) in DRDGOLD. As at June 30, 2012, EMO held 6,268,173 (2011: none and 2010: none) treasury shares.

30. RELATED PARTY TRANSACTIONS *(continued)*

Subsidiaries

The following information relates to the group's financial interest in its subsidiaries at June 30:

	ISSUED ORDINARY SHARE CAPITAL		SHARES AT COST LESS IMPAIRMENTS	EFFECTIVE DATE OF	INDEBTEDNESS NET OF IMPAIRMENTS 2012	INDEBTEDNESS NET OF IMPAIRMENTS 2011
	NUMBER OF SHARES	% HELD	R'000	ACQUISITION	R'000	R'000
South Africa						
Argonaut Financial Services Proprietary Limited	100	100	-	Oct 1, 1997	(1,055)	(1,055)
Crown Consolidated Gold Recoveries Limited	51,300,000	100	-	Sep 14, 1998	(245,316)	(245,316)
Ergo Mining Operations Proprietary Limited[1]	1,000,000	74	113,177	Nov 14 , 2005	917,867	852,365
Hartebeestfontein Gold Mining Company Limited	1	100	-	Aug 16, 1999	-	-
Rand Leases (Vogelstruisfontein) Gold Mining Company Limited	118,505,000	100	-	Jan 1, 1996	(42,092)	(42,092)
Roodepoort Gold Mine Proprietary Limited	1	100	-	Jan 1, 1996	-	-
West Witwatersrand Gold Holdings Limited	99,000,000	100	-	Apr 1, 1996	(22,996)	(22,996)
Guardrisk Insurance Company Limited[2]	20	100	100	Jul 1, 2008	-	-
ErgoGold	-	35	52,551	Mar 31, 2009	56,907	161,450
Blyvooruitzicht Gold Mining Company Limited[3]					-	-
Total			165,828		663,315	702,356

[1] Ergo Mining Operations Proprietary Limited holds the following investments: 100% of East Rand Proprietary Mines Limited (ERPM), 100% of Crown Gold Recoveries Proprietary Limited (Crown) and 100% of Ergo Mining Proprietary Limited (Ergo) and 65% of the ErgoGold (unincorporated).
[2] Guardrisk Insurance Company Limited is consolidated as a special purpose entity (SPE).
[3] DRDGOLD disposed of its 74% interest in Blyvoor with effect June 1, 2012.

Joint Ventures

The joint ventures for which the statement of comprehensive income and statement of financial position have been proportionately consolidated are disclosed in note 13.

Rand Refinery agreement
The group has entered into an agreement with Rand Refinery Limited (Rand Refinery), for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the group's gold and casts it into troy ounce bars. Rand Refinery then usually sells the gold on the same day as delivery at the London afternoon fixed price on the day the gold is sold. In exchange for this service, the group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr. T.J. Gwebu, Executive Officer: Legal, Compliance and Company Secretary of DRDGOLD, is a director of Rand Refinery and a member of the Remuneration Committee and chairman of the Social and Ethics Committee. Mr. D.J. Pretorius, CEO of DRDGOLD, was replaced as an alternate director of Rand Refinery by Mr. M. Burrell, financial director of Ergo and a member of Rand Refinery's Audit Committee. The group currently owns shares in Rand Refinery (which is jointly owned by South African mining companies) (refer note 11). Trade receivables to the amount of R2.0 million (2011: R50.1 million) relate to metals sold. The group received a dividend of Rnil (2011: R6.0 million and 2010: Rnil) from Rand Refinery.

Consultancy agreement
On June 23, 2008 EMO approved a consultancy agreement with Khumo Gold, which owns 20% of EMO and Blyvoor. The agreement provides for a monthly retainer of R200,000.

31. SUBSEQUENT EVENTS

Restructuring of surface operations

On July 3, 2012, DRDGOLD announced the restructuring of the group's surface operations (effective July 1, 2012) into Ergo in order to improve synergies, effect costs savings and a simpler group structure. Ergo is a wholly-owned subsidiary of EMO. EMO is 74% held by DRDGOLD, 20% by its black economic empowerment (BEE) partner, Khumo Gold and 6% by the DRDSA Empowerment Trust.

Various transactions to give effect to the restructuring have been entered into, in terms of which:
- DRDGOLD sold its 35% direct interest in the ErgoGold unincorporated partnership to Ergo for R200 million on loan account;
- Crown sold its mining assets (excluding its 50% interest in Ergo), mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo;
- ERPM sold all of its surface mining assets (excluding its 50% interest in Ergo) and its 65% interest in ErgoGold to Ergo in exchange for shares in Ergo; and
- Crown and ERPM will distribute their entire holdings in Ergo to their sole shareholder EMO.

Consequently, EMO will hold 100% of Ergo.

All conditions for DRDGOLD's disposal of its 35% direct ErgoGold interest have been met. The ERPM and Crown disposals are subject to the consent of the Minister of Mineral Resources in terms of section 11 (1) of the Mineral and Petroleum Resources Development Act.

Issue of loan notes under the DMTN Programme

DRDGOLD issued notes totalling R111 million on July 2, 2012 and R54 million on September 14, 2012 under the new DMTN Programme. The different notes issued mature 12, 24 and 36 months from date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum.

ITEM 19. EXHIBITS

The following exhibits are filed as a part of this Annual Report:

1.1[1]	Memorandum of Association of DRDGOLD Limited.
1.2[7]	Articles of Association of DRDGOLD Limited, as amended on November 8, 2002.
1.3[1]	Excerpts of relevant provisions of the South African Companies Act.
1.4[2]	Durban Roodepoort Deep (1996) Share Option Scheme as amended.
2.1[1]	Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2[7]	Indenture between DRDGOLD Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.
2.3[7]	Purchase Agreement between DRDGOLD Limited and CIBC World Markets Corp., dated November 4, 2002.
2.4[7]	Registration Rights Agreement between DRDGOLD Limited and CIBC World Markets Corp., dated November 12, 2002.
2.5[7]	DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule 144A of the Securities Act of 1933, as amended.
2.6[7]	DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the amount of $4,500,000 issued pursuant to Regulation S under the Securities Act of 1933, as amended.
4.1[1]	Tribute Agreement, dated October 9, 1992, between DRDGOLD Limited and Rand Leases.
4.2[1]	Service Agreement, dated July 27, 1995, between DRDGOLD Limited and Randgold.
4.3[1]	Agreement, dated September 28, 1995, among First Westgold Mining Proprietary Limited, DRDGOLD Limited and Rand Leases in respect of purchase of assets of First Westgold by Rand Leases.
4.4[2]	Pumping Assistance, dated October 14, 1997, for the 1997/1998 fiscal year from the Minister of Mineral and Energy Affairs – Republic of South Africa to DRDGOLD Limited.
4.5[3]	Deposit Agreement among DRDGOLD Limited, The Bank of New York as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated July 23, 2007.
4.6[4]	Security Agreement, dated November 5, 1998, between The Chase Manhattan Bank, DRDGOLD Limited, Blyvoor, Buffels and West Wits.
4.7[4]	Loan Agreement, dated June 8, 1999, between Industrial Development Corporation of South Africa Limited, Crown and DRDGOLD Limited.
4.8[4]	Lender Substitution Deed, dated August 18, 1999, between DRDGOLD Limited, DRD Australasia, NM Rothschild & Sons (Singapore) Limited, NM Rothschild & Sons (Australia) Limited, as agent in its own capacity, and Rothschild Nominees Proprietary Limited.
4.9[4]	A $10m Facility Agreement, dated September 10, 1999, between DRDGOLD Limited, DRD Australasia and NM Rothschild & Sons (Australia) Limited.
4.10[4]	Facility Agreement, dated August 9, 1996, between PT Barisan Tropical Mining, Rothschild Australia Limited and the Participants.
4.11[4]	Deposit Agreement, dated September 30, 1999, between Buffels and BOE Merchant Bank, a division of BOE Bank Limited.
4.12[4]	Undertaking and Security Agreement, dated November 17, 1999, between BOE Bank Limited, through its division BOE Merchant Bank, and Buffels.
4.13[4]	Guarantee and Indemnity Agreement, dated November 17, 1999, between DRDGOLD Limited, Blyvoor, Argonaut Financial Services Proprietary Limited, West Wits, Crown and BOE Bank Limited, through its division BOE Merchant Bank.
4.14[4]	Loan Security Agreement, dated November 17, 1999, between FBCF Equipment Finance Proprietary Limited and Buffels.
4.15[4]	Sale of Business Agreement in respect of Harties, dated August 16, 1999, between Avgold Limited, Buffels and DRDGOLD Limited.
4.16[4]	Form of Restraint Agreement.
4.17[4]	Sale of Shares Agreement, dated September 29, 1997, between RMP Properties Limited, Randgold, Crown, City Deep Limited, Consolidated Main Reef Mines and Estate Limited, Crown Mines Limited, RMP Properties SA Limited and Industrial Zone Limited.
4.18[5]	Form of Non-Executive Employment Agreement.
4.19[5]	Form of Executive Employment Agreement.
4.20[5]	Share Sale Option Agreement, dated March 12, 1993, between Newmont Proprietary Limited, Ballimore No. 56 Proprietary Limited, Clayfield Proprietary Limited and Dome Resources N.L.
4.21[5]	Convertible Loan Agreement, dated November 19, 1997, between Tolukuma Gold Mines Proprietary Limited, Dome Resources N.L. and Mineral Resources Development Company Proprietary Limited.
4.22[5]	First Deed of Variation of Loan Agreement, between Mineral Resources Development Company Pty Limited, Dome Resources N.L. and Tolukuma Gold Mines Pty Limited.
4.23[5]	Agreement, dated February 21, 2000, between DRDGOLD Limited and Western Areas Limited.
4.24[5]	Independent Auditor's Report from PricewaterhouseCoopers to the Board of Directors and Shareholders of Crown Consolidated Gold Recoveries Limited, dated August 28, 2000.

4.25[5]	Shareholders' Agreement, dated September 29, 2000, between DRDGOLD Limited, Fraser Alexander Tailings Proprietary Limited and Mine Waste Solutions Proprietary Limited.
4.26[5]	First Addendum to the Agreement, dated November 15, 2000, between DRDGOLD Limited and Western Areas Limited.
4.27[5]	Second Addendum to the Agreement, dated December 21, 2000, between DRDGOLD Limited and Western Areas Limited.
4.28[6]	Agreement between DRDGOLD Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated April 25, 2001.
4.29[6]	Addendum to the Agreement between DRDGOLD Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated August 31, 2001.
4.30[6]	Addendum to the Agreement between DRDGOLD Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated September 26, 2001.
4.31[6]	Guarantee and Cession in Securitatem Debiti Agreement between DRDGOLD Limited and Investec Bank Limited, dated October 9, 2001.
4.32[6]	Second Deed of Variation of Loan Agreement between Tolukuma Gold Mines Limited, Dome Resources NL and Mineral Resources Development Company Limited, dated June 28, 2001.
4.33[6]	Principal Terms and Conditions for Waiving Right to Declare Default and Enforce Security Deed under 1993 Purchase Agreement between Newmont Second Capital Corporation, Tolukuma Gold Mines (Pty.) Limited, Dome Resources (PNG) Pty. Limited, Dome Resources NL and DRDGOLD Limited, dated July 16, 2001.
4.34[6]	Loan Agreement between Bank of South Pacific Limited and Tolukuma Gold Mines Limited, dated November 8, 2001.
4.35[7]	Master Finance Lease between Volvo Truck Finance Australia Proprietary Limited and Dome Resources N.L., dated November 1, 2000.
4.36[7]	Agreement between DRDGOLD Limited and Rand Refinery Limited, dated October 12, 2001.
4.37[7]	Share Purchase Agreement between Crown Consolidated Gold Recoveries Limited, The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings Proprietary Limited and DRDGOLD Limited, dated June 12, 2002.
4.38[7]	Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings Proprietary Limited, Crown Consolidated Gold Recoveries Limited, and Crown Gold Recoveries Proprietary Limited and DRDGOLD Limited, dated June 12, 2002.
4.39[7]	Addendum to Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings Proprietary Limited, Crown Consolidated Gold Recoveries Limited, Crown Gold Recoveries Proprietary Limited and DRDGOLD Limited, dated June 14, 2002.
4.40[7]	Subscription Agreement between Khumo Bathong Holdings Proprietary Limited and DRDGOLD Limited, dated June 12, 2002.
4.41[7]	Loan Agreement between DRDGOLD Limited and Khumo Bathong Holdings Proprietary Limited, dated June 12, 2002.
4.42[7]	Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep and Crown Gold Recoveries Proprietary Limited, dated June 12, 2002.
4.43[7]	Memorandum of Loan Agreement No. 2 between DRDGOLD Limited and Crown Gold Recoveries Proprietary Limited, dated June 12, 2002.
4.44[7]	Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Limited and Crown Gold Recoveries Proprietary Limited, dated June 12, 2002.
4.45[7]	Loan Agreement between Industrial Development Corporation of South Africa Limited and Blyvooruitzicht Gold Mining Company Limited, dated July 18, 2002.
4.46[7]	Agreement of Loan and Pledge between DRDGOLD Limited and East Rand Proprietary Mines Limited, dated September 12, 2002.
4.47[7]	Management Services Agreement between DRDGOLD Limited, Khumo Bathong Holdings Proprietary Limited and Crown Gold Recoveries Proprietary Limited, dated October 1, 2002.
4.48[7]	Agreement amongst DRDGOLD Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading Proprietary Limited, dated June 12, 2002.
4.49[7]	Letter Agreement between DRDGOLD Limited and The Standard Bank of South Africa, represented by its Standard Corporate and Merchant Bank Division, dated October 7, 2002.
4.50[7]	Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings Proprietary Limited, Khumo Bathong Holdings Proprietary Limited, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle Patience Baird, Derek Sean Webbstock, as sellers, and Crown Gold Recoveries Proprietary Limited, as purchaser, dated October 10, 2002.
4.51[7]	Memorandum of Loan Agreement between DRDGOLD Limited and Crown Gold Recoveries Proprietary Limited, dated October 10, 2002.
4.52[7]	Letter Agreement Relating to Consultancy Arrangement between DRDGOLD Limited and Nicolas Goodwin, dated October 15, 2002.
4.53[7]	Management Services Agreement between DRDGOLD Limited and East Rand Proprietary Mines Limited, dated October 10, 2002.
4.54[7]	Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures Limited, dated December 13, 2002.

4.55[8]	Confirmation, dated August 14, 2003, between DRDGOLD Limited and Investec Bank (Mauritius) Limited.
4.56[8]	Amendment to Confirmation, dated September 4, 2003, between DRDGOLD Limited and Investec Bank (Mauritius) Limited.
4.57[9]	Deed of Amalgamation for the Corporate Restructuring of Orogen Minerals (Porgera) Limited, Mineral Resources Porgera Limited and Dome Resources (PNG) Limited, dated October 14, 2003.
4.58[9]	Undertaking, between Oil Search Limited and DRD (Isle of Man) Limited, dated October 14, 2003.
4.59[9]	Loan Assignment Agreement between Orogen Minerals Limited, DRD (Isle of Man) Limited and Orogen Minerals (Porgera) Limited, dated October 14, 2003.
4.60[9]	Agreement between Orogen Minerals Limited and DRD (Isle of Man) Limited, dated October 14, 2003.
4.61[9]	Loan Assignment Agreement, between Dome Resources (PNG) Limited, Dome Resources Pty Limited, DRD (Isle of Man) Limited and Tolukuma Gold Mines Limited, dated November 21, 2003.
4.62[9]	Memorandum of Agreement made and entered into between DRDGOLD Limited, West Witwatersrand Gold Mines Limited, Mogale Gold Proprietary Limited and Luipaards Vlei Estates Proprietary Limited dated June 6, 2003.
4.63[10]	Porgera Joint Venture Operating Agreement between Placer (P.N.G.) Pty Limited and Highlands Gold Properties Pty. Limited and PGC (Papua New Guinea) Pty Limited, dated November 2, 1988.
4.64[10]	Agreement of Employment between DRDGOLD Limited and Mr. D.J.M. Blackmur, dated as of October 21, 2003.
4.65[10]	Banking Facilities Agreement made and entered between DRDGOLD Limited and Standard Bank of South Africa, Limited, dated November 14, 2003.
4.66[10]	Agreement of Employment between DRDGOLD Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.
4.67[10]	Service Agreement between DRD (Isle of Man) Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.
4.68[10]	Agreement of Employment between DRDGOLD Limited and Mr. I.L. Murray, dated as of December 1, 2003.
4.69[10]	Service Agreement between DRD (Isle of Man) Limited and Mr. I.L. Murray, dated as of December 1, 2003.
4.70[10]	Subscription and Option Agreement made and entered between DRD (Isle of Man) Limited, Net-Gold Services Limited and G.M. Network Limited, dated January 26, 2004.
4.71[10]	Forward Bullion Transaction Agreements made and entered between DRDGOLD Limited and Investec Bank Limited, dated February 4, 2004, February 6, 2004, February 10, 2004, February 11, 2004 and February 12, 2004.
4.72[10]	Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated June 24, 2004.
4.73[10]	Termination Agreement made and entered between DRDGOLD Limited, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.
4.74[10]	Novation Agreement made and entered between J Aron & Company, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.
4.75[10]	Memorandum of Understanding made and entered between Buffelsfontein Gold Mines Limited, Buffelsfontein Division and The National Union of Mineworkers, The United Association of South Africa, The Mine Workers Union (Solidarity) and The South African Electrical Workers Association regarding retrenchments associated with No. 9, 10 and 12 Shafts of Buffelsfontein Division, dated August 6, 2004.
4.76[10]	CCMA Settlement Agreement made and entered between Blyvooruitzicht Gold Mining Company Limited and The United Association of South Africa, South African Equity Workers' Association, Solidarity and The National Union of Mineworkers regarding the retrenchment of up to 2,000 employees of the Blyvooruitzicht Gold Mining Company, dated September 2, 2004.
4.77[10]	Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated September 15, 2004.
4.78[10]	Subscription Agreement made and entered between DRD (Isle of Man) Limited and DRDGOLD Limited, dated September 21, 2004.
4.79[10]	Common Terms Agreement of Loan made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.
4.80[10]	Facility A Loan Agreement made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.
4.81[11]	Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated December 10, 2004.
4.82[11]	Subscription Agreement between DRDGOLD Limited and Baker Steel Capital Managers LLP (BSCM), dated April 7, 2005.
4.83[11]	Underwriting Agreement between DRDGOLD Limited, the Baker Steel Capital Managers LLP (BSCM) and certain underwriters, dated April 5, 2005.
4.84[11]	Memorandum of Agreement between DRDGOLD Limited, Simmer & Jack Mines Limited and Simmer & Jack Investments Proprietary Limited (S&J Companies), dated August 31, 2005.
4.85[11]	Cession Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC), DRDGOLD Limited, Business Ventures Investment No. 750 Proprietary Limited and Business Ventures Investment No. 751 Proprietary Limited (the BVI Companies), dated July 13, 2005.
4.86[11]	Share Sale Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC), DRDGOLD Limited, Business Ventures Investment No. 750 Proprietary Limited (BVI 1) and Business Ventures Investment No. 751 Proprietary Limited (BVI 2), dated July 13, 2005.
4.87[11]	Term Sheet concluded between DRDGOLD Limited and Khumo Bathong Holdings Proprietary Limited (KBH), dated July 6, 2005.

4.88[11]	Facility B Loan Agreement between Investec Bank (Mauritius) Limited and DRD (Isle of Man) Limited (DRDIOM), dated March 3, 2005.
4.89[11]	Convertible Loan Facility Agreement between DRDGOLD Limited and Emperor Mines Limited (Emperor), dated July 8, 2005.
4.90[11]	Agreement of Employment between DRDGOLD Limited and Mr. J.W.C. Sayers, dated as of August 10, 2005.
4.91[11]	Option Agreement entered into by and between DRDGOLD Limited and M5 Developments Proprietary Limited, dated July 21, 2005.
4.92[11]	Share Sale Agreement between DRD (Offshore) Limited, DRDGOLD Limited and Emperor Mines Limited, dated November 16, 2005.
4.93[12]	Deed of Loan, Cession, Payment and Set-Off entered into between DRDGOLD Limited, East Rand Proprietary Mines Limited, Crown Gold Recoveries Proprietary Limited and Blyvooruitzicht Gold Mining Company Limited, dated November 7, 2005.
4.94[12]	Share Sale Agreement between Business Venture Investments 750 Proprietary Limited and DRDGOLD South African Operations Proprietary Limited, dated November 8, 2005.
	Share Sale Agreement between Business Venture Investments 751 Proprietary Limited and DRGOLD South African Operations Proprietary Limited, dated November 8, 2005.
4.95[12]	Subscription Agreement between DRDGOLD Limited and DRDGOLD South African Operations Proprietary Limited, dated November 9, 2005.
4.96[12]	Share Sale Agreement between Crown Consolidated Gold Recoveries Limited and DRDGOLD South African Operations Proprietary Limited, dated November 14, 2005.
4.97[12]	Subscription Agreement between DRDGOLD South African Operations Proprietary Limited and Khumo Gold SPV Proprietary Limited, dated November 18, 2005.
4.98[12]	Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited, dated November 18, 2005.
4.99[12]	Cession Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited and Khumo Bathong Holdings Proprietary Limited, dated November 18, 2005.
4.100[12]	Cession Agreement between DRDGOLD Limited and The Industrial Development Corporation of South Africa Limited and Business Venture Investments No. 750 Proprietary Limited and Business Venture Investments No. 751 Proprietary Limited, dated November 18, 2005.
4.101[12]	Option Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited and DRDGOLD South African Operations Proprietary Limited, dated November 18, 2005.
4.102[12]	Offer of Class A Preference Share between Khumo Gold SPV Proprietary Limited and East Rand Proprietary Mines Limited, dated November 18, 2005.
4.103[12]	Offer of Class A Preference Share between Khumo Gold SPV Proprietary Limited and Blyvooruitzicht Gold Mining Company Limited, dated November 18, 2005.
4.104[12]	Offer of Class A Preference Share between Khumo Gold SPV Proprietary Limited and Crown Gold Recoveries Proprietary Limited, dated November 18, 2005.
4.105[12]	Shareholders' Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited and DRDGOLD South African Operations Proprietary Limited, dated November 24, 2005.
4.106[12]	Sale and Subscription Agreement between DRDGOLD Limited and DRD (Offshore) Limited, dated January 4, 2006.
4.107[12]	Share Sale Agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated February 22, 2006.
4.108[12]	Restructure Deed between DRD (Offshore) Limited and DRD (Isle of Man) Limited and Emperor Mines Limited and Emperor Gold Mining Company Limited and Australia and New Zealand Banking Group Limited, dated February 24, 2006.
4.109[12]	Facility Agreement between DRD (Porgera) Limited and Tolukuma Gold Mines Limited and Australia and New Zealand Banking Group Limited, dated March 20, 2006.
4.110[12]	Settlement of Loans Agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated March 23, 2006.
4.111[14]	Option Exercise Agreement between DRDGOLD Limited, Khumo Gold SPV Proprietary Limited and the Trustees for the time being of the DRDSA Empowerment Trust dated October 10, 2006.
4.112[14]	Class B Preference Share Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited dated October 24, 2006.
4.113[14]	Three Class B Preference Share Subscription Agreements between Khumo Gold SPV Proprietary Limited and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries Proprietary Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.
4.114[14]	Three Class C Preference Share Subscription Agreements between the Trustees for the time being of the DRDSA Empowerment Trust and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries Proprietary Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.
4.115[14]	Share Sale Agreement between Emperor Mines Limited and Westech Gold Proprietary Limited, dated March 22, 2007,` regarding the disposal of its Fijian assets.
4.116[14]	Joint Venture Interest Sale Deed – Procurement Deed between Barrick Gold Corporation, or Barrick, and Emperor Mines Limited, dated April 12, 2007.
4.117[14]	Subscription Agreement between Emperor Mines Limited and Barrick Gold Corporation, dated April 12, 2007.

4.118(14)	Joint Venture Interest Sale Deed between Barrick Gold Corporation, Barrick (Niugini) Limited, Emperor Mines Limited and DRD (Porgera) Limited dated July 19, 2007.
4.119(14)	Deed of Assignment and Assumption between Barrick (Niugini) Limited ("Buyer"), DRD (Porgera) Limited ("Seller"), Barrick (Goldfields PNG Holdings) Limited ("Goldfields") and Minerals Resources Enga Limited ("MRE") (collectively "the parties") dated July 19, 2007.
4.120(14)	Memorandum of Agreement between Anglo Gold Ashanti Limited, Friedshelf 849 Proprietary Limited (renamed Ergo Mining Proprietary Limited), DRDGOLD South African Operations Proprietary Limited and Mintails SA Proprietary Limited, dated August 6, 2007.
4.121(14)	Merger Implementation Deed between Emperor Mines Limited and Intrepid Mines Limited, dated September 18, 2007.
4.122(14)	Mandate for the Placement of DRD (Offshore) Limited's 78.72% Shareholding in Emperor Mines Limited, dated September 28, 2007.
4.123(14)	Term Sheet for the joint venture agreement entered into by Acorn Gold Proprietary Limited, DRDGOLD Limited, Durban Roodepoort Deep Proprietary Limited, Friedshelf 850 Proprietary Limited, Geotorm Investments Limited, Kgosi Resource Management Proprietary Limited, Minerals and Mining Reclamation Services Proprietary Limited, Mintails SA Proprietary Limited, West Witwatersrand Gold Mines Limited, West Witwatersrand Holdings Limited, West Wits Mining Limited, West Wits Mining SA Proprietary Limited, dated November 9, 2007.
4.124(15)	Third Addendum to Memorandum of Agreement between AngloGold Ashanti Limited ("AGA"), Ergo Mining Proprietary Limited (formerly called Friedshelf 849 Proprietary Limited) ("Ergo"), DRDGOLD South African Operations Proprietary ("DRDGOLD SA") Mintails South Africa Proprietary Limited dated November 14, 2007.
4.125(15)	Fifth Addendum to Memorandum of Agreement between AngloGold Ashanti Limited ("AGA"), Ergo Mining Proprietary Limited (formerly called Friedshelf 849 Proprietary Limited) ("Ergo"), DRDGOLD South African Operations Proprietary ("DRDGOLD SA") Mintails South Africa Proprietary Limited dated May 22, 2008.
4.126(15)	Mining User Contract between Crown Gold Recoveries Proprietary Limited ("Crown"), East Rand Proprietary Mines Limited ("ERPM"), Elsburg Gold Mining Joint Venture ("Elsburg JV"), Ergo Mining Proprietary Limited ("Ergo"), Ergo Uranium Proprietary Limited ("Ergo Uranium") and Mogale Gold Proprietary Limited ("Mogale Gold") dated August 15, 2008
4.127(15)	Ergo Uranium Sale Agreement of Brakpan Plants to Ergo Mining between Ergo Uranium Proprietary Limited ("Ergo Uranium") and Ergo Mining Proprietary Limited ("Ergo") dated August 15, 2008.
4.128(15)	Ergo Mining Shareholders' Agreement between Crown Gold Recoveries Proprietary Limited ("Crown") and Ergo Uranium Proprietary Limited ("Ergo Uranium") dated August 15, 2008.
4.129(15)	Elsburg Gold Mining Joint Venture ("Elsburg JV") Agreement between East Rand Proprietary Mines Limited ("ERPM") and Mogale Gold Proprietary Limited ("Mogale Gold") dated August 15, 2008.
4.130(15)	Mogale Sale of Part Venture Interest in the Elsburg Gold Mining Joint Venture ("Elsburg JV") between East Rand Proprietary Mines Limited ("ERPM") and Mogale Gold Proprietary Limited ("Mogale Gold") dated September 29, 2008.
4.131(16)	Heads of Agreement entered into by Mintails Limited, Mogale Gold Proprietary Limited ("Mogale Gold"), Ergo Mining Proprietary Limited ("Ergo Joint Venture"), DRDGOLD Limited ("DRDGOLD") and East Rand Proprietary Mines Limited ("ERPM"), dated December 8, 2008.
4.132(16)	Loan Facility entered into by Mintails South Africa Proprietary Limited ("Borrower"), DRDGOLD Limited ("Lender"), Mintails Limited ("Borrower's Guarantor"), Mogale Gold Proprietary Limited (Mogale Gold) Ergo Uranium Proprietary Limited ("Ergo Uranium") dated December 8, 2008.
4.133(16)	Subscription and shareholders' Agreement entered into by Mintails SA Proprietary Limited ("Mintails SA"), Witfontein Mining Proprietary Limited ("Witfontein") and Argonaut Financial Services Proprietary Limited ("Argonaut") dated December 9, 2008.
4.134(16)	Facility Agreement between Investec Bank limited ("the Lender") and DRDGOLD Limited ("the Borrower") dated March 31, 2009.
4.135(17)	Final Heads of Agreement between Chizim Investments (Pvt) Limited ("Chizim") and DRDGOLD Limited ("DRDGOLD") dated December 9, 2009.
4.136(17)	Memorandum of Agreement between Ergo Uranium Proprietary Limited ("Ergo Uranium") and East Rand Proprietary Mines Limited ("ERPM") dated January 21, 2010.
4.137(17)	Heads of Agreement between East Rand Proprietary Mines Limited ("ERPM") and Aurora Empowerment System Proprietary Limited ("Aurora") dated January 22, 2010.
4.138(17)	Domestic Medium Term Note Programme ("Programme") entered into by DRDGOLD South African Operations Proprietary Limited ("Issuer") and DRDGOLD Limited ("guarantor') dated September 30 2010.
4.139(19)	Domestic Medium Term Note) and High Yield Programme ("DMTN Programme") Agreement entered into by DRDGOLD Limited ("Issuer") Crown Gold Recoveries Proprietary Limited ("Crown Gold"), East Rand Proprietary Mines Limited ("ERPM"), Ergo Mining Operations Proprietary Limited ("EMO"))and ABSA Bank Limited ("ABSA")) dated June 30, 2012.
4.140(19)	Sale of Shares and Claims Agreement entered into by Village Main Reef Limited ("Village"), DRDGOLD Limited ("DRDGOLD") ("Seller"), Business Venture Investments No 1557 Proprietary Limited ("Purchaser") and Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") dated February 11, 2012.
4.141(19)	Sale of Interest Agreement between DRDGOLD Limited ("DRDGOLD") and Ergo Mining Proprietary Limited ("Ergo") dated June 29, 2012.
8.1(19)	List of Subsidiaries.

12.1[19]	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2[19]	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1[19]	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2[19]	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1[10]	Crown Gold Recoveries Proprietary Limited Consolidated Financial Statements for the years ended June 30, 2004 and 2003.
15.2[11]	Crown Gold Recoveries Proprietary Limited Consolidated Financial Statements for the years ended June 30, 2005, 2004 and 2003.
15.3[13]	Crown Gold Recoveries Proprietary Limited Unaudited Consolidated Financial Statements for the period ended December 1, 2005 and the years ended June 30, 2005 and 2004.
15.4[13]	Emperor Mines Limited Unaudited Consolidated Financial Statements for the period ended April 6, 2006 and the years ended June 30, 2005 and 2004.
16.1[11]	Emperor Mines Limited Consolidated Financial Statements for the years ended June 30, 2005 and 2004.

---

[1]   Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.
[2]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1997.
[3]   Incorporated by reference to Amendment No. 1 to our Registration Statement (File No. 333-140850) on Form F-6.
[4]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1999.
[5]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.
[6]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2001.
[7]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
[8]   Incorporated by reference to Amendment No. 4 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
[9]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003.
[10] Incorporated by reference to Amendment No. 3 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2004.
[11] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2005.
[12] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2006.
[13] Incorporated by reference to Amendment No. 1 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2006.
[14] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2007.
[15] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2008.
[16] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2009.
[17] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2010.
[18] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2011.
[19] Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED

By: /s/ D.J. Pretorius
D.J. Pretorius
Chief Executive Officer

By: /s/ C.C. Barnes
C.C. Barnes
Chief Financial Officer

Date: October 26, 2012